SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [X]             Form 40-F
                                              -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                        No [X]
             ----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

The Hong Kong annual report for the year 2005 of China Petroleum & Chemical corporation (the "Registrant"), made by the Registrant in English on April 3, 2006.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         China Petroleum & Chemical Corporation


                                                                By: /s/ Chen Ge
                                                                    -----------
                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: April 3, 2006

                                      CONTENTS

                                      2    Company Profile
                                      3    Principal Financial Data and
                                           Indicators
                                      10   Changes in Share Capital and
                                           Shareholdings of Principal
                                           Shareholders
                                      12   Chairman's Statement
                                      18   Business Review and Prospects
                                      25   Health, Safety and Environment
                                      28   Management's Discussion and
                                           Analysis
                                      42   Significant Events
                                      50   Connected Transactions
                                      54   Corporate Governance
                                      63   Summary of Shareholders'
                                           Meetings
                                      64   Report of the Board of Directors
                                      68   Report of the Supervisory
                                           Committee
                                      70   Directors, Supervisors, Senior
                                           Management and Employees
                                      81   Principal Wholly-owned and
                                           Non Wholly-owned Subsidiaries
                                      83   Financial Statements
                                      171  Corporate Information
                                      173  Documents for Inspection
                                      174  Confirmation from the
                                           Directors and
                                           Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The Company's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 31 March 2006 and undertakes no obligation to update these statements.

IMPORTANT: THE BOARD AND THE SUPERVISORY COMMITTEE OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. MR. GAO JIAN, MR. FAN YIFEI, MR. HO TSU KWOK, CHARLES AND MR. ZHANG YOUCAI, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE TWENTY-FIFTH MEETING OF THE SECOND SESSION OF THE BOARD FOR REASON OF OFFICIAL DUTIES. MR. FAN YIFEI, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. WANG JIMING, MR. GAO JIAN AND MR. HO TSU KWOK, CHARLES, DIRECTORS OF SINOPEC CORP., AUTHORISED MR. CHEN QINGTAI, MR. ZHANG YOUCAI, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. SHI WANPENG, TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, PRESIDENT OF SINOPEC CORP., MR. ZHANG JIAREN, DIRECTOR & CHIEF FINANCIAL OFFICER OF SINOPEC CORP. AND MR. LIU YUN, HEAD OF THE ACCOUNTING DIVISION OF SINOPEC CORP., HEREBY WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.


COMPANY PROFILE
Sinopec Corp. is a Chinese company listed in Hong Kong, New York, London and Shanghai, and is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include:

o exploring for and developing, producing and trading crude oil and natural gas

o processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products

o producing, distributing and trading petrochemical products

Based on turnover in 2005, Sinopec Corp. is the largest listed company in China. The Company is also:
o one of the largest petroleum and petrochemical companies in China and Asia
o one of the largest producers and distributors of gasoline, diesel, jet fuel and other major refined oil products in China and Asia
o the second largest producer of crude oil and natural gas in China

The Company's competitive strengths are mainly reflected in:
o its leading market position in the production and sales of refined oil products in China
o its status as the largest petrochemical producer in China
o its strategic market position in China's highest economic growth areas
o its well-established, highly efficient and cost effective sales and distribution network

o its integrated operation structure with strong resistance against industry cyclical risks

o its well-recognised brand and excellent reputation

The Company has been focusing on capturing profit growth and expanding opportunities, optimising capital allocation and investment activities, developing and effectively deploying technologies and human resources, promoting the efficient use of resources, seeking to improve its overall competitiveness and strengths, and pursuing a higher return on capital employed and sustained development and thereby increasing shareholders' value and returns.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND OPERATING DATA PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) Summary of principal financial data and operating data of the Company for the year 2005

                                                     For the year ended 31 December 2005
       Items                                                                RMB millions

       Profit before taxation                                                     61,482
----------------------------------------------------------------------------------------
       Net profit                                                                 39,558
----------------------------------------------------------------------------------------
       Net profit before non-operating profits/losses                             34,999
----------------------------------------------------------------------------------------
       Profit from principal operations                                          113,714
----------------------------------------------------------------------------------------
       Profit from other operations                                                  839
----------------------------------------------------------------------------------------
       Operating profit                                                           56,856
----------------------------------------------------------------------------------------
       Investment income                                                             813
----------------------------------------------------------------------------------------
       Subsidy income                                                              9,415
----------------------------------------------------------------------------------------
       Net non-operating income/expenses                             5,602 (net expense)
----------------------------------------------------------------------------------------
       Net cash flow from operating activities                                    84,963
----------------------------------------------------------------------------------------
       Net decrease in cash and cash equivalents                                   2,636
----------------------------------------------------------------------------------------

       Items under non-operating profits/losses and corresponding amounts:

                                                     For the year ended 31 December 2005
                                                                        (Income)/Expense
       Items                                                                RMB millions

       Gain on disposal of long-term equity investments                              (25)
----------------------------------------------------------------------------------------
       Written back of provisions for impairment losses
          on assets provided in previous years                                    (1,115)
----------------------------------------------------------------------------------------
       Non-operating expenses (excluding normal provisions
          on assets provided in accordance with the
          Accounting Regulations for Business Enterprises)                         4,118
----------------------------------------------------------------------------------------
          Of which:Loss on disposal of fixed assets                                2,422
----------------------------------------------------------------------------------------
                   Employee reduction expenses                                       369
----------------------------------------------------------------------------------------
                   Donations                                                         203
----------------------------------------------------------------------------------------
       Non-operating income                                                         (367)
----------------------------------------------------------------------------------------
       Subsidy income                                                             (9,415)
----------------------------------------------------------------------------------------
       Tax effect                                                                  2,245
----------------------------------------------------------------------------------------
       Total                                                                      (4,559)
========================================================================================

(2) Principal financial data and indicators prepared in accordance with the PRC Accounting Rules and Regulations

                                                                                            For the years ended 31 December
                                                                                          2005              2004              2003
    Items                                                                  Note   RMB millions      RMB millions      RMB millions

    Income from principal operations                                                   799,115           590,632           417,191
----------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                          39,558            32,275            19,011
----------------------------------------------------------------------------------------------------------------------------------
    Earnings per share (RMB)
       Fully diluted                                                        (i)          0.456             0.372             0.219
----------------------------------------------------------------------------------------------------------------------------------
       Weighted average                                                    (ii)          0.456             0.372             0.219
----------------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities per share (RMB)                              0.980             0.809             0.743
----------------------------------------------------------------------------------------------------------------------------------
    Return on net assets (%)
----------------------------------------------------------------------------------------------------------------------------------
       Fully diluted                                                       (iii)        18.346            17.320            11.667
----------------------------------------------------------------------------------------------------------------------------------
       Weighted average                                                    (iv)         19.682            18.403            12.048
----------------------------------------------------------------------------------------------------------------------------------
    Return (before non-operating profits/losses) on net assets (%)
----------------------------------------------------------------------------------------------------------------------------------
       Fully diluted                                                                    16.232            19.316            13.690
----------------------------------------------------------------------------------------------------------------------------------
       Weighted average                                                                 17.414            20.524            14.137
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                    At 31 December
                                                                                          2005              2004              2003
    Items                                                                         RMB millions      RMB millions      RMB millions

    Total assets                                                                       520,572           460,081           390,213
----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds (excluding minority interests)                                 215,623           186,350           162,946
----------------------------------------------------------------------------------------------------------------------------------
    Net assets per share (RMB)                                                           2.487             2.149             1.879
----------------------------------------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB)                                                  2.426             2.102             1.850
----------------------------------------------------------------------------------------------------------------------------------

Notes:

i Fully diluted earnings per share = net profit for the year/total number of shares in issue at the end of the year

ii Weighted average earnings per share = net profit for the year/(number of shares at the beginning of the year + number of shares increased due to the transfer from surplus reserves to capital or share dividend distributed + (increase in number of shares during the year due to issuance of new shares or capitalisation of debt x number of months from the month following the increase of shares to the end of the year/number of months in the year) i-D (number of shares decreased due to share repurchases or reduction in share capital x number of months from the month following the decrease of shares to the end of the year/number of months for the year))

iii Fully diluted return on net assets = (net profit for the year/shareholders funds at the end of the year) x 100%

iv Weighted average return on net assets = (net profit for the year/(shareholders' funds at the beginning of the year + net profit for the year/2 + (shareholders' funds increased due to issuance of new shares or capitalisation of debt during the year x number of months from the month following the increase of shareholders' funds to the end of the year/number of months in the year) i-D (shareholders' funds decreased due to share repurchases or cash dividends during the year x number of months from the month following the decrease of shareholders funds to the end of the year/number of months in the year))) x 100%

(3) Appendix to income statement prepared in accordance with the PRC Accounting Rules and Regulations

                                                                  For the year ended                  For the year ended
                                                                   31 December 2005                    31 December 2004
                                                               Return on net assets (%)            Return on net assets (%)
    Items                                                  Fully diluted  Weighted average     Fully diluted  Weighted average

    Profit from principal operations                               52.74             56.58             61.83             65.70
-------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                               26.37             28.29             33.78             35.90
-------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                     18.35             19.68             17.32             18.40
-------------------------------------------------------------------------------------------------------------------------------
    Net profit before non-operating profits/losses                 16.23             17.41             19.32             20.52
-------------------------------------------------------------------------------------------------------------------------------

                                                                  For the year ended                  For the year ended
                                                                   31 December 2005                    31 December 2004
                                                                  Earnings per share                  Earnings per share
    Items                                                  Fully diluted  Weighted average     Fully diluted  Weighted average
                                                                     RMB               RMB               RMB               RMB

    Profit from principal operations                               1.312             1.312             1.329             1.329
-------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                               0.656             0.656             0.726             0.726
-------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                     0.456             0.456             0.372             0.372
-------------------------------------------------------------------------------------------------------------------------------
    Net profit before non-operating profits/losses                 0.404             0.404             0.415             0.415
-------------------------------------------------------------------------------------------------------------------------------

(4) Changes to the consolidated shareholders' funds and the reasons for changes for the year


                                                                                                               Unit: RMB millions

                                              Statutory      Statutory Discretionary   Unrecognised                        Total
                           Share    Capital     surplus        public       surplus      investment     Retained   shareholders'
    Items                capital    reserve     reserve   welfare fund       reserve         losses      profits          funds

    Beginning of the year 86,702     37,121       9,558          9,558         7,000           (713)       37,124        186,350
---------------------------------------------------------------------------------------------------------------------------------
    Increase in the year       -          -       3,956          3,956             -              -        39,558         47,470
---------------------------------------------------------------------------------------------------------------------------------
    Decrease in the year       -          -           -              -             -            119       (18,316)       (18,197)
---------------------------------------------------------------------------------------------------------------------------------
    End of the year       86,702     37,121      13,514         13,514         7,000           (594)       58,366        215,623
---------------------------------------------------------------------------------------------------------------------------------

The reasons for the changes are as follows:

i Statutory surplus reserve at the end of 2005 was RMB 13,514 million, an increase by RMB 3,956 million compared with that at the beginning of the year. The increase was mainly due to the transfer by Sinopec Corp. of 10% of its consolidated net profit for 2005 in accordance with the PRC Accounting Rules and Regulations of RMB 39,558 million to the statutory surplus reserve.

ii Statutory public welfare fund at the end of 2005 was RMB 13,514 million, an increase by RMB 3,956 million compared with that at the beginning of the year. The increase was mainly due to the transfer by Sinopec Corp. of 10% of its consolidated net profit for 2005 in accordance with the PRC Accounting Rules and Regulations of RMB 39,558 million to the statutory public welfare fund.

iii Unrecognised investment losses at the end of 2005 was RMB 594 million, a decrease of RMB 119 million compared with RMB 713 million at the beginning of the year. The decrease represents a reversal of unrecognised investment losses which exceeded the carrying value of long-term equity investment.

iv Consolidated retained profits at the end of 2005 was RMB 58,366 million, an increase by RMB 21,242 million compared with that at the beginning of the year. The increase was attributable to the realisation by Sinopec Corp. of a consolidated net profit for 2005 in accordance with the PRC Accounting Rules and Regulations of RMB 39,558 million, and taking into account of the deduction of RMB 7,912 million for the appropriation of statutory surplus reserve and statutory public welfare fund, and RMB 10,404 million declared and paid as interim dividend for 2005 and final dividend for 2004; and

v Total shareholders' funds at the end of 2005 were RMB 215,623 million, an increase by RMB 29,273 million compared with that at the beginning of the year.

(5) Details of provisions for assets

                                                                                                             Unit: RMB millions

                                                            Beginning of   Provisions    Written back   Written off      End of
Items                                                           the year  for the year   for the year  for the year    the year

1  Allowance for doubtful accounts                                 7,167          774           (918)         (371)       6,652
-------------------------------------------------------------------------------------------------------------------------------
   Of which: Allowance for doubtful accounts for accounts
             receivable                                            3,671          328           (503)         (356)       3,140
-------------------------------------------------------------------------------------------------------------------------------
             Allowance for doubtful accounts for other
             receivables                                           3,496          446           (415)          (15)       3,512
-------------------------------------------------------------------------------------------------------------------------------
2  Provisions for impairment losses on short-term investments          -            -              -             -            -
-------------------------------------------------------------------------------------------------------------------------------
3  Provisions for diminution in value of inventories                 906          262           (180)          (96)         892
-------------------------------------------------------------------------------------------------------------------------------
4  Provision for impairment losses on long-term equity
   investments                                                       353           77            (17)          (86)         327
-------------------------------------------------------------------------------------------------------------------------------
   Of which: long-term equity investments                            353           77            (17)          (86)         327
-------------------------------------------------------------------------------------------------------------------------------
5  Provision for impairment losses on fixed assets                 5,816        1,851              -        (1,433)       6,234
-------------------------------------------------------------------------------------------------------------------------------
   Of which: Land and buildings                                      331          79               -           (59)         351
-------------------------------------------------------------------------------------------------------------------------------
           Oil and gas properties                                    783            60             -             -          843
-------------------------------------------------------------------------------------------------------------------------------
           Oil depots, storage tanks and service stations          1,249           261             -          (593)         917
-------------------------------------------------------------------------------------------------------------------------------
           Plant, machinery, equipment, vehicles and others        3,453         1,451             -          (781)       4,123
-------------------------------------------------------------------------------------------------------------------------------
6  Provision for impairment losses on intangible assets                -             -             -             -            -
-------------------------------------------------------------------------------------------------------------------------------
7  Provision for impairment losses on construction in progress         -             -             -             -            -
-------------------------------------------------------------------------------------------------------------------------------
8  Provision for impairment losses on entrusted loans                  -             -             -             -            -
-------------------------------------------------------------------------------------------------------------------------------

(6) Significant changes of items in the financial statements

    The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of the total assets at the balance sheet date or more than 10% of the profit before taxation:

                                     At 31 December       Increased/(decreased)
    Items                           2005         2004       Amount   Percentage                   Reasons of changes
                                     RMB millions     RMB millions          (%)

    Accounts receivable           14,532        9,756        4,776         49.0    Mainly due to the increase in income from
                                                                                   principal operations
    -------------------------------------------------------------------------------------------------------------------------------
    Inventories                   88,936       63,918       25,018         39.1    Due to the increase in price of crude oil and
                                                                                   refined oil products
    -------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets            5,701        4,166        1,535         36.8    Please refer to note 16 to the financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
    -------------------------------------------------------------------------------------------------------------------------------
    Short-term loans              16,124       26,723      (10,599)       (39.7)   Please refer to note 17 to the financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
    -------------------------------------------------------------------------------------------------------------------------------
    Accounts payable              52,967       23,792       29,175        122.6    Mainly due to the increase in processed volume
                                                                                   of crude oil and crude oil prices, leading to
                                                                                   increase in accounts payable in relation to
                                                                                   crude oil procurement
    -------------------------------------------------------------------------------------------------------------------------------
    Receipt in advance            14,086        8,605        5,481         63.7    Mainly due to increase in receipt in advance
                                                                                   in relation to sales of refined oil products
    -------------------------------------------------------------------------------------------------------------------------------
    Short-term debentures payable  9,921            -        9,921          N/A    Please refer to note 27 to the financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
    -------------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities          -           198         (198)      (100.0)   Please refer to note 16 to the financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
    -------------------------------------------------------------------------------------------------------------------------------

                                     For the years
                                    ended 31 December     Increased/(decreased)
                                    2005         2004       Amount   Percentage                   Reasons of changes
                                     RMB millions     RMB millions          (%)

    Income from                  799,115      590,632      208,483         35.3    Please refer to Management's Discussion and
      principal operations                                                         Analysis
    -------------------------------------------------------------------------------------------------------------------------------
    Cost of sales                668,249      459,207      209,042         45.5    Please refer to Management's Discussion and
                                                                                   Analysis
    -------------------------------------------------------------------------------------------------------------------------------
    Subsidy income                 9,415            -        9,415          N/A    Please refer to note 37 to the financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
    -------------------------------------------------------------------------------------------------------------------------------
    Non-operating income             367          665         (298)       (44.8)   Mainly due to decrease in net gains from
                                                                                   disposal of fixed assets
    -------------------------------------------------------------------------------------------------------------------------------
    Non-operating expenses         5,969       11,171       (5,202)       (46.6)   Please refer to note 38 to the financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
    -------------------------------------------------------------------------------------------------------------------------------
    Minority interests             2,902        5,670       (2,768)       (48.8)   Please refer to Management's Discussion and
                                                                                   Analysis
    -------------------------------------------------------------------------------------------------------------------------------
    (Reversal of) unrecognised      (119)         470         (589)      (125.3)   Due to reversal of unrecognised investment
       investment losses                                                           losses which exceeded the carrying value of the
                                                                                   long-term equity investment
    -------------------------------------------------------------------------------------------------------------------------------



2   FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
    STANDARDS ("IFRS")

                                                                                                                 Unit: RMB millions

                                                                                    For the years ended 31 December
    Items                                                                2005        2004           2003          2002         2001
-----------------------------------------------------------------------------------------------------------------------------------
    Turnover, other operating revenues and other income               832,532     619,783        449,001       350,078      326,424
    -------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                                   66,814      63,069         38,883        29,301       27,311
    -------------------------------------------------------------------------------------------------------------------------------
    Profit before taxation                                             63,228      59,606         35,041        24,916       23,930
    -------------------------------------------------------------------------------------------------------------------------------
    Profit attributable to equity shareholders of the Company          40,920      36,019         22,424        16,296       15,503
    -------------------------------------------------------------------------------------------------------------------------------
    Basic earnings per share (RMB)                                      0.472       0.415          0.259         0.188        0.182
    -------------------------------------------------------------------------------------------------------------------------------
    Earnings per share (based on the total number
      of shares in issue at the year end) (RMB)                         0.472       0.415          0.259         0.188        0.179
    -------------------------------------------------------------------------------------------------------------------------------
    Return on capital employed (%)                                      11.99       12.84           9.01          6.90         6.26
    -------------------------------------------------------------------------------------------------------------------------------
    Return on net assets (%)                                            18.30       18.66          13.07          9.77         9.72
    -------------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities per share (RMB)             0.882       0.797          0.716         0.655        0.663
    -------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Unit: RMB millions

                                                                                            At 31 December
    Items                                                                2005        2004           2003          2002         2001
-----------------------------------------------------------------------------------------------------------------------------------
    Non-current assets                                                392,030     354,323        317,145       301,614      286,093
    -------------------------------------------------------------------------------------------------------------------------------
    Net current liabilities                                            25,358      26,006         26,233        18,759       16,574
    -------------------------------------------------------------------------------------------------------------------------------
    Non-current liabilities                                           113,676     104,231         93,346        91,927       86,309
    -------------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                 29,440      31,046         26,051        24,151       23,652
    -------------------------------------------------------------------------------------------------------------------------------
    Total equity attributable to equity shareholders of the Company   223,556     193,040        171,515       166,777      159,558
    -------------------------------------------------------------------------------------------------------------------------------
    Net assets per share (RMB)                                          2.578       2.226          1.978         1.924        1.840
    -------------------------------------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB)                                 2.518       2.187          1.950         1.910        1.820
    -------------------------------------------------------------------------------------------------------------------------------
    Debt/equity ratio*(%)                                               32.37       33.58          33.73         34.25        34.03
    -------------------------------------------------------------------------------------------------------------------------------

    * Debt/equity ratio = long-term loans/(total equity attributable to equity shareholders of the Company + long-term loans) x 100%


3   MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

    (1) Analysis of the effects of major differences between the net profit under the PRC Accounting Rules and Regulations and profit for the year under IFRS

                                                                                                          For the years
                                                                                                        ended 31 December
                                                                                                        2005              2004
                                                                                                RMB millions      RMB millions

       Net profit under the PRC Accounting Rules and Regulations                                      39,558            32,275
       --------------------------------------------------------------------------------------------------------------------------
       Adjustments:
       --------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                                         751               761
          -----------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs, net of depreciation effect                          507               480
          -----------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                                     435              (288)
          -----------------------------------------------------------------------------------------------------------------------
          Equity investment differences                                                                  200                 -
          -----------------------------------------------------------------------------------------------------------------------
          Unrecognised investment losses                                                                 119              (531)
          -----------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                           117               117
          -----------------------------------------------------------------------------------------------------------------------
          Acquisitions of Tianjin Petrochemical, Luoyang Petrochemical,
            Zhongyuan Petrochemical and Catalyst Plants                                                    -             2,119
          -----------------------------------------------------------------------------------------------------------------------
          Reduced amortisation on revaluation of land use rights                                          24                19
          -----------------------------------------------------------------------------------------------------------------------
          Reduced depreciation on government grants                                                        4                 3
          -----------------------------------------------------------------------------------------------------------------------
          Impairment losses on revalued assets                                                             -               709
          -----------------------------------------------------------------------------------------------------------------------
          Disposal of oil and gas properties, net of depreciation effect                                (310)            2,110
          -----------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                                  (485)           (1,755)
          -----------------------------------------------------------------------------------------------------------------------
          Minority interests                                                                           2,920             5,772
       --------------------------------------------------------------------------------------------------------------------------
       Profit for the year under IFRS                                                                 43,840            41,791
       --------------------------------------------------------------------------------------------------------------------------

    (2) Analysis of the effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and total equity under IFRS

                                                                                                         At 31 December
                                                                                                        2005              2004
                                                                                                RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------------
       Shareholders' funds under the PRC Accounting Rules and Regulations                            215,623           186,350
       --------------------------------------------------------------------------------------------------------------------------
       Adjustments:
       --------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                                      12,233            11,482
          -----------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs                                                    2,112             1,605
          -----------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                                     (22)             (457)
          -----------------------------------------------------------------------------------------------------------------------
          Equity investment differences                                                                  200                 -
          -----------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                        (2,578)           (2,695)
          -----------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                                (953)             (977)
          -----------------------------------------------------------------------------------------------------------------------
          Government grants                                                                             (588)             (592)
          -----------------------------------------------------------------------------------------------------------------------
          Disposal of oil and gas properties                                                           3,060             3,370
          -----------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                                (5,531)           (5,046)
          -----------------------------------------------------------------------------------------------------------------------
          Minority interests                                                                          29,440            31,046
---------------------------------------------------------------------------------------------------------------------------------
       Total equity under IFRS                                                                       252,996           224,086
---------------------------------------------------------------------------------------------------------------------------------



CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1   CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.                                                              UNIT: 1,000 SHARES

                                      Pre-movement                      Increase/(decrease)                     Post-movement
                                              Percent-   New shares        Bonus    Conversion                          Percent-
                                   Numbers       age %       issued  issued    from     Others  Sub-total        Number     age %
   Percentage %                                                              reserves

Shares not listed                  67,121,951     77.4        -      -           -          -           -   67,121,951      77.4
--------------------------------------------------------------------------------------------------------------------------------
1  Promoter shares                 58,885,561     67.9        -      -           -   2,871,764  2,871,764   61,757,325      71.2
--------------------------------------------------------------------------------------------------------------------------------
   Of which:
--------------------------------------------------------------------------------------------------------------------------------
     State-owned shares            58,885,561     67.9        -      -           -   2,871,764  2,871,764   61,757,325      71.2
--------------------------------------------------------------------------------------------------------------------------------
2  Raised legal person shares
--------------------------------------------------------------------------------------------------------------------------------
3  Internal employee shares
--------------------------------------------------------------------------------------------------------------------------------
4  Preferential shares or others*   8,236,390      9.5        -      -           -  (2,871,764)(2,871,764)   5,364,626       6.2
--------------------------------------------------------------------------------------------------------------------------------
Total listed outstanding shares    19,580,488     22.6        -      -           -           -          -   19,580,488      22.6
--------------------------------------------------------------------------------------------------------------------------------
1  RMB ordinary shares              2,800,000      3.2        -      -           -           -          -    2,800,000       3.2
--------------------------------------------------------------------------------------------------------------------------------
2  Shares traded in non-RMB
   currencies and listed
   domestically                             -        -        -      -           -           -          -           -          -
--------------------------------------------------------------------------------------------------------------------------------
3  Shares traded in non-RMB
   currencies and listed
   overseas                        16,780,488     19.4        -      -           -           -         -    16,780,488      19.4
--------------------------------------------------------------------------------------------------------------------------------
4  Others                                   -        -        -      -           -           -         -             -         -
--------------------------------------------------------------------------------------------------------------------------------
Total Shares                       86,702,439    100.0        -      -           -           -         -    86,702,439     100.0
--------------------------------------------------------------------------------------------------------------------------------



    * "Preferential shares or others" under "Shares not listed" refers to the balance of shares which were transferred from China Petrochemical Corporation, the promoter of Sinopec Corp., to domestic asset management corporations in 2000, after deducting the shares which were subsequently transferred to China Petrochemical Corporation.

2   NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
    Number of shareholders of Sinopec Corp. as at 31 December 2005 was 224,808, including 215,258 holders of A Shares and 9,550 holders of H Shares.

    (1)Top ten Shareholders

                                                           UNIT: 1,000 SHARES



                                                                          Percentage      Number of
                                                Number of                among total    shares held
                                                Nature of                shares held   at the end of   Number of
                                               pledges or              at the end of       reporting           non-tradable
       Name of shareholders                   Shareholders          reporting period          period      shares        lock-ups
--------------------------------------------------------------------------------------------------------------------------------
       China Petrochemical Corporation         State-owned shares               71.2%     61,757,325  61,757,325
--------------------------------------------------------------------------------------------------------------------------------
       HKSCC (Nominees) Limited                H shares                         19.2%     16,679,304                     unknown
--------------------------------------------------------------------------------------------------------------------------------
       China Cinda Asset Management Corp.      State-owned shares                3.3%      2,848,886   2,848,886
--------------------------------------------------------------------------------------------------------------------------------
       China Orient Asset Management Corp.     State-owned shares                1.5%      1,296,410   1,296,410
--------------------------------------------------------------------------------------------------------------------------------
       China Development Bank                  State-owned shares                0.7%        632,570     632,570
--------------------------------------------------------------------------------------------------------------------------------
       Guo Tai Jun An Corp.                    State-owned legal                 0.7%        605,041*    586,760        548,530
                                               person shares + A Shares                                               (pledges)/
                                                                                                                          38,230
                                                                                                                      (lock-ups)
--------------------------------------------------------------------------------------------------------------------------------
       Fortis Haitong Growth Investment Fund   A Shares                          0.1%         89,668
--------------------------------------------------------------------------------------------------------------------------------
       EFUND 50 Securities Investment Fund     A Shares                          0.1%         70,984
 --------------------------------------------------------------------------------------------------------------------------------
      Shanghai Securities 50ETF               A Shares                          0.1%         67,016
         Investment Fund
--------------------------------------------------------------------------------------------------------------------------------
       Qingdao Port (Group) Co Ltd.            A Shares                          0.1%         60,000
--------------------------------------------------------------------------------------------------------------------------------

       * of which 586,760,000 shares are state-owned legal person shares and the remaining 18,281,000 shares are A share.


    (2)Top ten shareholders with tradable shares                                                            Unit: 1,000 shares

                                                                                                                      Type of
       Name of shareholders                                                      Number of tradable shares held   shares held

       HKSCC (Nominees) Limited                                                                      16,679,304      H Shares
       ----------------------------------------------------------------------------------------------------------------------
       Fortis Haitong Growth Investment Fund                                                             89,668      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       EFUND 50 Securities Investment Fund                                                               70,984      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       Shanghai Securities 50ETF Investment Fund                                                         67,016      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       Qingdao Port (Group) Co., Ltd.                                                                    60,000      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       Boshi Selected Equity Securities Investment Fund                                                  45,931      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       Jingfu Securities Investment Fund                                                                 41,103      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       Communication-Shroders Selected Equity Securities Investment Fund                                 40,019      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       CITIC Classic Securities Co., Ltd.                                                                38,850      A Shares
       ----------------------------------------------------------------------------------------------------------------------
       Tianyuan Securities Investment Fund                                                               38,000      A Shares
       ----------------------------------------------------------------------------------------------------------------------

       We are not aware of any connection or activities in concert among the top ten shareholders and top ten shareholders with tradable shares or between them.



    (3)Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance

                                                                                                                 Approximate
                                                                                                               percentage of
                                                                                        Number of share      Sinopec Corp.'s
                                                                  Capacity of         interests held or            interests
       Name of shareholders                                     interest held          regarded as held        (H Share) (%)
----------------------------------------------------------------------------------------------------------------------------

       Alliance Capital Management L.P.                    Corporate interest          1,345,646,601(L)              8.02(L)
----------------------------------------------------------------------------------------------------------------------------
       JPMorgan Chase & Co.                                  Beneficial owner               166,691,000              0.99(L)
                                                           Investment manager               488,604,905              2.91(L)
                                                        Custodian corporation               625,340,998           3.73(P)(L)
----------------------------------------------------------------------------------------------------------------------------
       J.P. Morgan Chase & Co.                               Beneficial owner                46,454,000              0.27(L)
                                                           Investment manager               634,707,194              3.78(L)
                                                                       Others               347,184,277           2.07(P)(L)
----------------------------------------------------------------------------------------------------------------------------

       Note: (L): Long position, (S): Short position, (P): Lending pool

3 CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER There was no change in the controlling shareholders or the effective controller during the reporting period.

    (1)Controlling shareholder
       The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"). Established in July 1998, Sinopec Group Company is a State authorised investment organisation and a State-owned company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr. Chen Tonghai. Through reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, oil testing services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services and social services.

    (2) Basic information of other legal person shareholders holding 10% or more of shares of Sinopec Corp. other than HKSCC (Nominees) Limited None.


    (3)  Basic information of the effective controller

         China Petrochemical Corporation is the effective controller of Sinopec Corp.

    (4) Diagram of the equity and controlling relationship between Sinopec Corp. and its effective controller

                            ------------------------
                           |   China Petrochemical  |
                           |      Corporation       |
                            ------------------------
                                        |
                                        |  71.23%
                                       \|/
                            ------------------------
                           |   China Petroleum &    |
                           |  Chemical Corporation  |
                            ------------------------

CHAIRMAN'S STATEMENT

Dear shareholders,

On behalf of the Board of Directors of Sinopec Corp., I would like to extend my sincere gratitude for your concern and support to the Company.

In 2005, the Company was confronted with soaring international crude oil prices, regulated domestic refined oil products prices and relatively large fluctuations in petrochemical market, compounded by various pressures and difficulties such as maintaining refined oil products supply and overcoming transportation capacity constraints. Nevertheless, the Company fared well and achieved good operational results through leveraging on its overall strengths, optimising resource allocation and improving management in adherence to the guidelines of "reform, restructuring, innovation and development". The exploration & production segment witnessed increases in both reserve and production, delivering remarkable earnings growth. The refining segment and marketing & distribution segment managed to mitigate impacts from the government's tight control over prices of refined oil products, and effectively ensured market supply through multiple sourcing of refined oil products. The chemicals segment achieved safe, stable, sustained, full load, optimal operations and maintained relatively sound profitability. Over the year, in addition to achieving relatively good operating results, the Company tried to lay a solid foundation for its organic growth and made significant contribution to the society.

According to the PRC Accounting Rules and Regulations, the Company's net profit was RMB 39.558 billion in 2005, up by 22.6% over 2004. According to the International Financial Reporting Standards (IFRS), the profit attributable to equity shareholders of the Company was RMB 40.92 billion, up by 13.6% over 2004. In consideration of the Company's earnings in 2005 and its long-term sustainable growth, the Board of Directors proposed a dividend of RMB 0.13 per share for the full year of 2005. After deducting the interim dividend of RMB
0.04 that has been paid, the year-end dividend for 2005 is RMB 0.09 per share.

Looking back over the second session of the Board of Directors, the Company has progressively improved corporate governance and aggressively initiated reforms on its management and operational mechanism. Based on achievements of the previous Board, and following its the guidelines of "reform, restructuring, innovation and development", the Board of Directors took the opportunities and made advisable decisions in light of market dynamics in conjunction with the Company's specific features in its course of development. Since 2002, the Company has been persistently implementing its strategies of "expanding resources, exploring markets, cost saving and prudent investment", and achieved significant growth from 2002 in all key areas: significant growth in the Company's scale of operations, with operating revenue growing to RMB 823.1 billion from RMB 340 billion; remarkable profit increase, with profits attributable to equity shareholders of the Company rising from RMB 16.1 billion to RMB 40.9 billion; notable improvement in asset structure and quality, with core competitive strengths generating more advantages, and return on capital employed (ROCE) rising from 7% to 12%. As of the end of 2005, enterprise value of the Company has grown significantly and the aggregate dividend distribution over the three years would likely reach RMB 29.5 billion, showing a good return to our shareholders.

During the tenure of the current Board, the Company has gradually improved its corporate governance mechanism characterised with effective checks and balances, informed decision making and orchestrated operations. The Company reinforced efficacy of the Board of Directors, giving full play to the roles of the Strategic Committee, Audit Committee and Remuneration & Examination Committee, as well as independent directors. Particularly, in order to meet regulatory requirements and the need for improving management, the Company has established and implemented its internal control system on trial basis since 2003, and formally adopted the system on 1 January 2005. Moreover, at the end of 2005, the Company conducted a full-scale review and examination on the efficacy of internal control system and further revised the system based on the findings, thus laying a solid foundation for the Company to make informed management decisions and effectively prevent operational risks.

Acknowledging the new requirements posed by reform and development efforts over the corporate system and mechanism, the Company has actively and progressively streamlined its organisation, reduced workforce, and flattened managerial hierarchies with a view to improving efficiency. In this regard, the Company has reduced the workforce by approximately 54,000 employees and cut approximately 1,263 mid-level management positions through various measures during the tenure of the current Board. In the meantime, considering capital market situation and its own development needs, the Company has timely privatised Beijing Yanshan Petrochemical Company Ltd. and Zhenhai Refining and Chemical Co., Ltd. Presently, the Company is privatising four A share-listed subsidiaries in an effort to remove impediments in the management structure. Furthermore, the Company has undergone massive consolidation of its businesses and branding. Based on the experience from its centralised management of lubricant business, the Company has set up Chemical Sales Company in May 2005, which transformed the former long-existent separate sales practices and eliminated internal rivalry. Consolidation of international trading operations under the refining and chemical subsidiaries has been consummated. China International United Petroleum & Chemicals Co., Ltd. ("Unipec") has been changed from a controlled subsidiary into a wholly owned subsidiary. In response to fierce competition, the Company has developed strategic alliances with major clients, service providers and suppliers, with the aim of expanding the markets and securing supply.

In accordance with the characteristics of the Company's own industrial structure and layout, the current Board pursued asset restructuring as the focus of development, giving priority to its core businesses. With regard to investment, the Company adhered to the principle of "giving priority to core businesses, taking on investment based on cash flow, and being attentive to returns", and incurred total capital expenditure of RMB 168.5 billion over the past three years. As a result, the Company managed to adjust its assets structure, rationalised its strategic layout and regional integration. In addition, the Company's two ethylene production joint ventures at Shanghai SECCO and BASE-YBC have been put to stream on schedule. Meanwhile, through shedding non-core business and establishing effective exit mechanism, the Company endeavored to strengthen its core competitiveness. The Company has acquired assets such as petrol stations, ethylene and aromatics plants from China Petrochemical Corporation and sold off some of its non-core businesses such as down-hole operations. Low efficiency assets were either shut down, suspended production or disposed. The total value of disposed assets amounted to RMB 12.7 billion during the past three years. As a result, the size, quality and profitability of the Company assets all improved significantly. At the end of 2005, the Company's total assets reached RMB 537.3 billion, up by 42.9% over the tenure of the current Board. In the past three years, the upstream reserve sequence was improved, achieving over 100 percent of reserve to production ratio. Crude oil and natural gas production rose by 3.3% and 24.1%, respectively. Refining capacity increased by 19.1%, with refining throughput rising by 33.3%. The quality of refined oil products has been upgraded. Sales volume of refined oil products rose by 49.2%, with the percentage of sales volume to end-users reaching 80.24%. Ethylene production rose by 95.8% in the past three years, with production of higher value added chemicals rose accordingly.

During the tenure of the current Board, with the focus on value accretion on capital, the Company effectively utilised the technological advancements in increasing reserves and productions, asset restructuring, quality upgrading and cost saving, hence provided strong technical support for its core businesses development. Over the three years, the Company has applied for 2,450 patents, of which 1,871 patents have been granted. At the end of 2005, the Company held 5,466 valid patents. In the upstream business, through major breakthroughs in marine facies exploration theory and technology, the Company discovered the largest and most abundant domestic marine gas field. According to the Ministry of Land and Resources, the gas reserves of the field are estimated at 251.1 billion cubic meters, which would provide a solid resource base for the future development of the Company's natural gas business. In the refining business, the Company upgraded refined oil product quality to GB2 standard (equivalent to Euro II) nationwide, and JB standard (equivalent to Euro III) in Beijing at low cost through development of proprietary technology. In the chemical business, the Company has introduced and absorbed internationally advanced technologies, and has gradually improved its manufacturing standards. In particular, the Company pioneered the industrial application of non-crystal alloy catalyst with the stable magnetic bed reactor, which has won the only grand prize in the National Technology Invention Prizes in 2005, thereby laying a solid foundation for the development of new chemical reaction engineering technologies. Moreover, the Company attaches great importance to upgrading traditional industries by employing information technologies. Application of ERP and other information technologies have strongly underpinned the Company's reform, development, operations and management activities.

The Company places great emphasis on nurturing and developing human resources. During the tenure of the current Board, the Company strengthened the training of its managers in the different areas of its operation and has completed the succession to its senior management of young executives. Attentive to launching training programs for senior management, sophisticated professionals and experts engaged in international businesses, the Company has trained more than five thousand personnel in total. Meanwhile, more training programs have been provided to a range of skilled workers. With the establishment of human resource development and management systems, which is composed of three formations of talents, namely managerial experts, professionals and skilled workers, a rich talent pool has been formed for long term development. Additionally, the Company has continued to reform its internal remuneration system. Pegged to labor market prices, the Company has established a long term incentive system, and formulated a reasonable internal remuneration framework, which is conducive in stimulating and retaining various talents. Through human resource management, the Company has created a favorable environment for personal advancement and career development. This has resulted in the Company becoming more attractive as an employer and has contributed to the integrity and creativity of the Company, and to the continuing growth of our employees' loyalty with the Company.

As a major integrated energy and chemicals company, the Company has consciously fulfilled its social responsibilities with initiatives aimed at resource conservation and environmental protection, and has strenuously promoted HSE and implemented its sustainable growth strategies. Over the years, the Company has improved the living environment for its field working force and improved labor protection standards. Meanwhile, it has reinforced safety awareness and management, hence realised safe, stable, sustained, full load and optimal operations. In addition, the Company has been providing cleaner fuels with higher product standard and better product quality to the public. Notwithstanding significant growth in its total production and sales volume, COD emission decreased by 15.6%, consumption of fresh water decreased by 8.2%, recycling rate of water for industrial use risen by 3.55 percentage points and the unit energy consumption has gradually declined during the tenure of the current Board. The Company has also actively supported and participated in the causes of public welfare in various ways, making contributions to the harmonious development of the society.

Through reform and development over the years, the Company has established an organisational framework for its managerial system and mechanism necessitated by market economy and corporate governance. The Company now stands at a new starting point which will lead to a higher destination. These achievements are brought by our adherence to existing strategies and aggressive reform efforts. The Board of Directors is drawing near to the end of its current term in the second half of May 2006. Throughout the tenure of the Board, each director has performed his duties consciously and diligently. Because of age, change of position and regulatory requirements, Vice-chairman Mr. Wang Jiming, director Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong and Mr. Liu Genyuan, external director Mr. Gaojian, independent director Mr. Chen Qingtai, Mr. Ho Tsu Kwok, Charles and Mr. Zhang Youcai, employee representative director Mr. Cao Yaofeng will not be nominated for the next session of the Board of Directors. During their tenure, they have made significant contributions to the Company. I would like to extend my appreciation to these directors and other members of the Board, as well as to our supervisors, executive officers and employees.

Looking forward, we enjoy a favorable domestic market that have shown steady increase in fundamental demand for energy and chemicals. Yet, the future is also fraught with various uncertainties, such as market fluctuations and increasing competition, both overseas and domestically. All other members of the Board and I believe that, under the leadership of the next session of the Board, and in pursuit of building up an integrated energy and chemical company with strong competitive edges in the international market, Sinopec Corp. will continue to grow with the strategy of "expanding resources, exploring markets, increasing competitiveness" that are centered around corporate reforms, and strive for a balanced and sustainable development, which are the common interests of our shareholders, customers, employees, society and the Company.


/s/ Chen Tonghai
Chen Tonghai
Chairman

Beijing, China
31 March 2006

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

In 2005, the Chinese economy continued to grow at a steady and rapid rate, with a GDP growth rate of 9.9%, and domestic demand for petroleum and petrochemical products kept increasing. In a market environment characterised with soaring international crude oil price, tight government control of domestic refined oil products prices and volatile petrochemical market, the Company managed to achieve satisfactory operating results, maintained growth in production and profitability and improved asset quality by relying on the collective efforts of its employees, leveraging on its overall advantages, strengthening internal management and optimising production operations with a market-based approach and a focus on profits.

1.  REVIEW OF MARKET ENVIRONMENT

    (1)  Crude oil market
         In 2005, international crude oil prices were fluctuating at high levels. The Platts' Brent spot price averaged US$ 54.53 per barrel, up by 42.5% compared with 2004. The domestic crude oil price basically followed the trend in the international market. Average realised crude oil price produced by the Company was RMB 2,664.7 per tonne in 2005, up by 36.2% compared with 2004.

    (2)  Refined oil products market
         In 2005, domestic demand for refined oil products maintained a moderate growth. According to the Company's statistics, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel and kerosene including jet fuel) in 2005 was 164.44 million tonnes, up by 4.7% compared with 2004. International refined oil prices experienced a significant increase following the trend in the international crude oil market. However, due to tight control over the domestic prices of refined oil products, there was a significant gap between domestic and international prices of refined oil products.

    (3)  Chemicals market
         In 2005, domestic demand for chemicals continued to show a relatively strong growth. According to the Company's statistics, the apparent consumption of synthetic fibers and synthetic rubbers increased by 10.2% compared with 2004 while domestic ethylene equivalent consumption increased by 8.6% compared with 2004. Domestic chemicals prices witnessed a similar trend as that of the international market. However, due to the rise of chemical feedstock prices in the second half of 2005, the gross profit margin of chemicals declined noticeably.

2   PRODUCTION AND OPERATION

    (1)Exploration and production
       In 2005, the Company achieved good results in oil and gas exploration and production by intensifying its exploration activities, optimising and adjusting its exploration and production plans.

       In connection with exploration activities, the Company attached great importance to new discoveries in both mature and new blocks, completed 15,380 kilometers of 2D seismic and 7,164 square kilometers of 3D seismic, and drilled 545 exploration wells with a total footage of 1,467 kilometers. Relying on theoretical innovation and technological advances, the Company discovered the largest and most aboundant gas field in marine facies carbonate sturcture ever found in China, the Puguang Gas Field. Important discoveries were also made in exploration activities in mature blocks in east China as well as in Junger and Tahe blocks, achieving over 100% replacement of oil and gas reserves and laying a solid foundation for future resources.

       In oil and gas production, the Company intensified its progressive exploration activities and oil reserve evaluation, and effectively developed proved reserves. Under the high oil price environment, the company actively developed low yield reverves and improved the quality and efficiency of new capacity construction in the new blocks to increase oil and gas production. The Company also put a premium on application of new processes and new technologies to the development of mature blocks, continually improving recovery rate in mature blocks. In 2005, 2,348 development wells were drilled with total drilling footage of 5,109 kilometers, and new capacities totaling 5.79 million tonnes per annum and 2.1 billion cubic meters per annum. In 2005, the Company's production of crude oil and natural gas reached 278.82 million barrels and 221.9 billion cubic feet, respectively, representing an increase of 1.7% and 7.2%, respectively, compared with 2004.

       [GRAPHIC OMITTED]

                       Price Trend of International Crude Oil

SUMMARY OF OPERATIONS OF THE EXPLORATION AND PRODUCTION SEGMENT


                                                                                                                       Change
                                                                                                                    from 2004
                                                                              2005           2004          2003    to 2005 (%)

Crude oil production (mmbbls)                                               278.82         274.15        270.96           1.70
------------------------------------------------------------------------------------------------------------------------------
Natural gas production (bcf)                                                 221.9          207.0         187.7           7.20
------------------------------------------------------------------------------------------------------------------------------
Newly added proved reserves of crude oil (mmbbls)                              306            284           208           7.75
------------------------------------------------------------------------------------------------------------------------------
Newly added proved reserves of natural gas (bcf)                             140.6          352.0        (254.3)        (60.05)
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of crude oil (mmbbls)                               3,294          3,267         3,257           0.83
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of natural gas (bcf)                              2,951.7        3,033.0       2,887.6          (2.68)
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of crude oil and natural gas (mmboe)                3,786          3,773         3,738           0.34
------------------------------------------------------------------------------------------------------------------------------

SUMMARY OF PRODUCTION AND OPERATIONS OF SHENGLI OIL FIELD

                                                                                                                        Change
                                                                                                                     from 2004
                                                                              2005           2004          2003    to 2005 (%)

Crude oil production (mmbbls)                                               191.31         189.88        189.25           0.75
------------------------------------------------------------------------------------------------------------------------------
Natural gas production (bcf)                                                  31.1           31.8          28.6          (2.20)
------------------------------------------------------------------------------------------------------------------------------
Newly added proved reserves of crude oil (mmbbls)                              247            225           196           9.78
------------------------------------------------------------------------------------------------------------------------------
Newly added proved reserves of natural gas (bcf)                              (3.6)          79.9          70.1        (104.51)
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of crude oil (mmbbls)                               2,362          2,306         2,271           2.43
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of natural gas (bcf)                                322.4          357.1         308.9          (9.72)
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of crude oil and natural gas (mmboe)                2,415          2,366         2,322           2.07
------------------------------------------------------------------------------------------------------------------------------

Note:    crude oil volume is converted at 1 tonne to 7.1 barrels, and gas volume is converted at 1 cubic meter to 35.31 cubic feet

(2) Refining
    In 2005, the Company actively worked on full-load operations to meet market demand. Crude oil throughput reached 139.94 million tonnes, up by 5.26% compared with 2004. The Company endeavored to reduce crude oil purchase costs by optimising crude oil procurement, allocation and transportation efficiency, and by increasing the processing ratio of high sulphur and heavy crude oil. The Company strived to increase the sales volume of higher value-added products through optimised production plan and product mix. It intensified technical revamping of refining facilities and upgraded gasoline and diesel quality on schedule. The Company also improved its main technical and economic performance indicators in the refining segment by relying on strengthened management and advances in technologies. As a result, both light products yield and overall refining yield went up.


SOURCES OF CRUDE OIL                                                                                        UNIT: MILLION TONNES

                                                                                                                         Change
                                                                                                                      from 2004
                                                                                2005           2004          2003    to 2005 (%)

Self-supplied                                                                  28.62          28.14         28.20           1.71
---------------------------------------------------------------------------------------------------------------------------------
PetroChina Company Ltd.                                                         8.75          10.31         13.08         (15.13)
---------------------------------------------------------------------------------------------------------------------------------
CNOOC Ltd.                                                                      5.05           6.69          5.57         (24.51)
---------------------------------------------------------------------------------------------------------------------------------
Imported                                                                       99.13          89.03         71.14          11.34
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                         141.55         134.17        117.99           5.50
---------------------------------------------------------------------------------------------------------------------------------


SUMMARY OF PRODUCTION OF THE REFINING SEGMENT

                                                                                                                         Change
                                                                                                                   from 2004 to
                                                                                2005           2004          2003       2005 (%)

Crude throughput (mbbls/day)                                                 2,817.9        2,677.2       2,350.0           5.26
---------------------------------------------------------------------------------------------------------------------------------
    of which sour crude throughput (mbbls/day):                                698.8          551.1         478.7          26.80
---------------------------------------------------------------------------------------------------------------------------------
Refining utilisation rate (%)                                                  94.01          93.43         88.10           0.58
                                                                                                                      percentage
                                                                                                                           point
---------------------------------------------------------------------------------------------------------------------------------
Gasoline, diesel and kerosene including jet fuel (million tonnes)              84.53          80.83         69.01           4.58
---------------------------------------------------------------------------------------------------------------------------------
    of which: Gasoline (million tonnes)                                        22.98          23.58         21.79          (2.54)
---------------------------------------------------------------------------------------------------------------------------------
            Diesel (million tonnes)                                            54.92          50.89         41.91           7.92
---------------------------------------------------------------------------------------------------------------------------------
            Kerosene including jet fuel (million tonnes)                        6.63           6.36          5.31           4.25
---------------------------------------------------------------------------------------------------------------------------------
Light chemical feedstock (million tonnes)                                      21.10          17.70         16.46          19.21
---------------------------------------------------------------------------------------------------------------------------------
Light products yield (%)                                                       74.16          74.02         73.80           0.14
                                                                                                                      percentage
                                                                                                                           point
---------------------------------------------------------------------------------------------------------------------------------
Overall refining yield (%)                                                     93.24          93.09         92.63           0.15
                                                                                                                      percentage
                                                                                                                           point
---------------------------------------------------------------------------------------------------------------------------------

Note:(1) Crude oil processing volume is converted at 1 tonne to 7.35 barrels.

     (2) The operational data for 2003 include operational results of Xi'an Petrochemical and Tahe Petrochemical.

     (3) Marketing and distribution
         In 2005, while maintaining full-load operations of its refining facilities to increase production of refined oil products, the Company increased procurement of refined oil products from other sources to meet the market demand. It also endeavored to reduce storage and transportation costs by fully leveraging its modern logistics systems and optimising resource allocation. It further expanded retail and direct sales by improving service-oriented awareness, service quality and standards as well as marketing structure . The sales of refined oil products for 2005 exceeded 100 million tonnes for the first time, representing a year on year increase of 10.54%, of which retail volume increased by 19.29%. The efficiency of petrol stations continued to improve with the annual throughput per petrol station exceeding 2,321 tonnes, up by 15.88% compared with 2004. Retail and direct sales volume of refined oil products accounted for 80.24% of the total domestic sales volume. In addition, the Company is actively marketing its petrol IC cards, which allows customers to use one single card at its petrol stations across the nation.

SUMMARY OF OPERATIONS OF MARKETING AND DISTRIBUTION SEGMENT


                                                                                                                      Change
                                                                                                                   from 2004
                                                                             2005           2004          2003    to 2005 (%)

Total domestic sales of refined oil products (million tonnes)              104.56          94.59         75.92          10.54
---------------------------------------------------------------------------------------------------------------------------------
Of which: Retail volume (million tonnes)                                    63.52          53.25         38.85          19.29
---------------------------------------------------------------------------------------------------------------------------------
         Direct sales volume (million tonnes)                               20.38          19.65         15.33           3.72
---------------------------------------------------------------------------------------------------------------------------------
         Wholesale volume (million tonnes)                                  20.66          21.69         21.74          (4.75)
---------------------------------------------------------------------------------------------------------------------------------
Average annual throughput per petrol station (tonne/station)                2,321          2,003         1,686          15.88
---------------------------------------------------------------------------------------------------------------------------------
Total number of petrol stations under SINOPEC brand                        29,647         30,063        30,242          (1.38)
---------------------------------------------------------------------------------------------------------------------------------
Of which: Number of COCO petrol stations                                   27,367         26,581        24,506           2.96
---------------------------------------------------------------------------------------------------------------------------------
         Number of franchised petrol stations                               2,280          3,482         5,736         (34.52)
---------------------------------------------------------------------------------------------------------------------------------
Retail volume/total domestic sales volume (%)                                60.7           56.3          51.2            4.4
                                                                                                                   percentage
                                                                                                                       points
---------------------------------------------------------------------------------------------------------------------------------

(4) Chemicals
    In 2005, the Company achieved safe, stable, sustained, full-load and optimal operation of its core facilities. The Company's two major ethylene joint ventures, Shanghai Secco and BASF-YPC, were put into commercial operation on schedule, and as a result, the Company's ethylene capacity significantly increased. The Company produced 5.319 million tonnes of ethylene in 2005, up by 30.56% from 2004. The Company proactively tried to improve its chemicals product mix with more higher value-added products, which allowed the Company to further increase its production of performance compound resins and differential fibres. The Company also established a specialised sales company for chemical products to enhance its overall competitiveness and gradually integrate or centralise its marketing strategies, market development, logistics, resource allocations, sales practices and branding.


PRODUCTION OF MAJOR CHEMICALS                                                                                 UNIT: 1,000 TONNES


                                                                                                                        Change
                                                                                                                     from 2004
                                                                               2005           2004          2003    to 2005 (%)

Ethylene                                                                      5,319          4,074         3,982          30.56
---------------------------------------------------------------------------------------------------------------------------------
Synthetic resins                                                              7,605          6,221         5,805          22.25
---------------------------------------------------------------------------------------------------------------------------------
    of which: performance compound resins                                     3,498          3,034         2,707          15.29
---------------------------------------------------------------------------------------------------------------------------------
Synthetic rubbers                                                               626            561           553          11.59
---------------------------------------------------------------------------------------------------------------------------------
Monomers and polymers for synthetic fibres                                    6,725          6,021         5,633          11.69
---------------------------------------------------------------------------------------------------------------------------------
Synthetic fibre,                                                              1,570          1,654         1,659          (5.08)
---------------------------------------------------------------------------------------------------------------------------------
    of which: differential fibres                                               811            753           623           7.70
---------------------------------------------------------------------------------------------------------------------------------
Urea                                                                          1,780          2,630         2,028         (32.32)
---------------------------------------------------------------------------------------------------------------------------------

Note:    (1) The operational data for 2003 and 2004 include the production of Maoming Ethylene, and, also that of various chemical assets acquired from Sinopec Group in 2004.

         (2) The operational data for 2005 include the production of the two joint venture ethylene facilities, Shanghai
             Secco and BASF-YPC.

(5) Research and development
    In 2005, the Company adhered to the application of research and engineering design into production, focused on technological innovation and development of key technologies, achieved a string of important scientific and technological results and obtained 706 domestic and international patents. The technologies in non-crystal state alloy catalyst and stable magnetic bed reactor were used for commercial application for the first time in the world, generating significant economic benefits due to its lower catalyst consumption. With greater air velocity ratio, which is 5 to 10 times of that of the traditional reactor bed. Its catalyst consumption only accounts for 30% of the amount consumed with traditional technologies. The technology was the only grand prize awarded by the National Technology Invention Prizes in 2005. Another ten technologies including the geo-steering drilling technology, a new catalyst cracking process which can increase production of propylene while reducing olefin content in gasoline, and a 200,000 tonne per annum EB/styrene, were successfully developed and put into commercial application. Breakthroughs were made in researches over 20 technologies, including technologies in the field of oil reserve geophysics. A series of technologies, including a catalytic cracking technology to maximise isoalkane production, and aromatics extraction technology, were applied extensively, generating meaningful economic benefits.

    Information technologies were applied to improve management. Applications of ERP and other IT systems are playing increasingly important roles in the Company's business development and operation management.

(6) Cost saving
    In 2005, the Company took various measures to reduce cost, such as reducing transportation costs by optimising resource allocation and leveraging on existing logistics system, reducing crude procurement cost by further increasing the processing volume of sour and heavy crude oil and reducing consumption of energy and materials in the production process by optimising operation of the facilities. In 2005, the Company effectively saved RMB
    2.762 billion in cost, which exceeded the original target of RMB 2.5 billion by RMB 262 million. Of the total cost saved, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved cost saving of RMB 638 million, RMB 706 million, RMB 712 million, and RMB 706 million, respectively.

(7) Capital expenditure
    In 2005, the Company adjusted and optimised its investment allocation in line with its development strategy and core businesses based on market conditions, and worked for better organisation and implementation of major projects. The total capital expenditure in 2005 was RMB 58.726 billion. Among which, the expenditure for exploration and production segment was RMB
    23.095 billion. With the investment, significant amount of oil and gas reserves were discovered in some major exploratory areas, including Jiyang Depression, Tahe and northeast Sichuan. Newly built crude oil and gas production capacity increased by 5.79 million tonnes per annum and 2.1 billion cubic meters per annum respectively. The newly built proved crude oil reserves reached 305.62 million barrels and realised increases in both oil and gas reserves and production. The expenditure for refining segment was RMB 14.127 billion. With the investment, newly added crude oil processing capacity, hydro-fining capacity and coking capacity increased by
    6.7 million tonnes per annum, 3.73 million tonnes per annum and 2.8 million tonnes per annum, respectively; the revamping of facilities for upgrading refined oil product quality was completed on schedule and Ningbo-Shanghai-Nanjing pipeline for imported crude oil was completed and put into operation. The expenditure for marketing and distribution segment was RMB 10.954 billion. With the investment, the Southwest refined oil pipeline was fully completed and put into operation, the refined oil products sales network further improved by way of construction, acquisition and renovation of petrol stations. The Company's leading position in the strategic market was further solidified, with a net increase of 786 self-operated petrol stations. The expenditure for chemicals segment was RMB 9.386 billion. With the investment, Maoming Ethylene expansion project, PTA revamping project at Shanghai Petrochemical and Yangzi Petrochemical progressed smoothly, the coal gasification projects for fertiliser production was on schedule. The expenditure for corporate and others was RMB 1.164 billion. With the investment, construction of the information technology systems made new progresses.

    In addition, the Company's two large joint ventures, Shanghai Secco and BASF-YPC, with a total capital expenditure of RMB 2.602 billion, were successfully put into commercial operation.

BUSINESS PROSPECT

1   MARKET OUTLOOK
    Looking forward for 2006, China's economy is expected to maintain a stable and rapid growth, which would help sustain a stable growth of domestic demand for oil and petrochemical products, providing good market conditions for the Company. The international crude oil prices are expected to continue to maintain at a high price level. The domestic prices of refined oil products are expected to gradually reflect the international prices following the integrated reform of crude oil pricing mechanism, but currently the refining segment would likely to continue facing challenges. While the prices for chemicals are expected to continue to stay at relatively high level, but due to the expected increase of feedstock cost, the gross profit margin for chemicals segment may experience further decline. Meanwhile, with the opening of the domestic wholesale market of refined oil products, competitions in domestic refined oil products market may be stronger.

2   PRODUCTION AND OPERATION
    Faced with the complicated market environment in 2006, the Company intends to adopt flexible operating strategies and focus on the following areas:

    Exploration and production segment: The Company will make further efforts to develop economic reserves, complement the construction of production capacity in new blocks and accelerate construction of natural gas production capacity, trial production and marketing to ensure stable growth of oil and gas production and to improve the recovery rate and commodity rate of oil and gas as well as total production and economic benefits. The Company plans to produce 39.8 million tonnes of crude oil and 7 billion cubic meters of natural gas in 2006.

    Refining segment: The Company intends to optimise the existing systems while increasing throughput of sour and heavy oil to reduce crude oil costs. It intends to more efficiently utilise the capacity of large wharfs, ports and pipeline transportation to reduce transportation costs. It intends to optimise the processing plans of each refinery to strive for more flexible adjustment of processing volume in line with the demand of each regional market and the overall situations of crude supply and demand, while endeavoring to adjust product mix and increase production of higher value-added products. The Company plans to process 146 million tonnes of crude oil in 2006.

    Marketing and distribution segment: The Company intends to better deploy its marketing networks to improve service quality and increase the percentage of retail and direct sales. Moreover, it intends to better deploy its refined oil product pipelines to reduce storage and transportation costs. The Company plans to have a total sales volume of refined oil products of 110 million tonnes, including a retail sales volume of 66.2 million tonnes.

    Chemicals segment: The Company intends to strengthen its management to ensure safe, stable and high load operation of its chemical facilities, and intends to produce more higher value-added products. Priority will be given to test run and commercial operation of those revamping facilities including Maoming Ethylene revamping. It intends to fully leverage on the strengths of its chemicals sales subsidiary to improve competitiveness by optimising operational process, improving sales networks and solidifying the linkage between production and sales. In 2006, the Company plans to produce 5.92 million tonnes of ethylene, 8.15 million tonnes of synthetic resins, 0.6 million tonnes of synthetic rubbers, 1.53 million tonnes of synthetic fibers and 7.14 million tonnes of synthetic fiber monomers and polymers.

    Research and development: In line with the needs of production and development, the Company intends to further refine exploration technologies for uncovering operational process oil and gas in the mature blocks in eastern China, strengthen its research over key technologies, and accelerate theoretical innovation as well as key technological innovation in marine facies oil and gas exploration in western China. The Company also intends to intensify its efforts in technologies for enhancing the quality of gasoline and diesel and production technologies for increasing higher value-added new chemical products, while accelerating application of technological achievements and providing technical support for improving the Company's core competitiveness.

    Cost saving: In 2005, the Company intends to rely on scientific and technological advancement and reinforced management practices to deepen reforms and enhance operating efficiency. It plans to achieve a cost saving of RMB 2.5 billion, among which exploration and production segment plans to achieve a cost saving of RMB 600 million, refining segment RMB 600 million, chemicals segment RMB 700 million, and marketing and distribution segment RMB 600 million.

    Capital expenditure: The Company's planned capital expenditure is RMB 70 billion for 2006. The projected expenditure for exploration and production segment is RMB 29.8 billion, for refining segment is RMB 14.6 billion, for chemicals segment is RMB 12.5 billion, for marketing and distribution segment is RMB 11 billion and for corporate and others is RMB 2.1 billion. The capital expenditure will be primarily invested in the following activities within each of the various segments: in the exploration and production segment, the Company will continue to pursue the principle of "coordination of reserves, production, investment and returns", under which the concept of oil reserve management will be strengthened, construction of oil and gas production capacity in western China and development of Puguang Gas Field in northeastern Sichuan will be accelerated. The Company will also endeavor to enhance overall deployment of its production capacity, increase the production in low-yield reserves and maintain a positive balance between the production and newly found reserves. In the refining segment, the Company will continue to refine and accelerate construction of crude oil pipeline and related receiving and unloading facilities, ensure the smooth progress of the revamping efforts at refining facilities in Guangzhou, Yanshan and other areas aimed at upgrading oil product quality, and push forward Qingdao oil refining project and Fujian integrated project. In the chemicals segment, the Company will focus on the successful commencement of operation of the revamped facilities at Maoming Ethylene, the PX and PTA facilities at Yangzi Petrochemical and three fertiliser facilities, and the orderly commencement of construction of the ethylene facilities at Fujian, Tianjin and Zhenhai. In the marketing and distribution segment, the Company will continue to optimise and adjust the sales network, accelerate construction of refined oil product pipelines, and construct more petrol stations in central cities, new urban districts and along expressways.

    Employee reduction: The Company plans to reduce its number of employee by over 6,000 employees in 2006 so that the total number of employee will be controlled at approximately 358,500 as of the end of 2006, which would make the total employees reduction exceed 150,000 since the establishment of the Company.

    In 2006, the Company will strive to overcome various difficulties and meet operational objectives of 2006 in line with the operating policies set forth by the Board of Directors, and will endeavor to set new records, deliver sound performances in its business operations and maintain sustainable development.

HEALTH, SAFETY AND ENVIRONMENT

The Company has long been dedicated to achieving a coordinated development between health, safety and environment (HSE) and economic growth and has instituted a mechanism for effective long-term operations. While maintaining full load and longer cycle production, the Company in 2005 continued to focus on operational safety and improved environmental protection and made continuous efforts to care for the health of its employees and its relations with the communities to achieve harmonious growth.

1   Steady improvement of HSE management
    Since the institution of HSE management system, the Company and each of the subsidiaries and affiliates have worked for its smooth operation. In 2005, the company organised HSE supervision, inspection and evaluation at various levels to review and evaluate implementation and follow-up of the HSE system so as to achieve continual improvement.

2 Pursuit of a caring approach to create a harmonious and healthy working environment In 2005, the Company continued to strengthen firm-wide HSE education and training to continually improve employees' operational skills and strengthen occupational health management. Warning signs were posted in the workplace and monitoring and measurement results were publicly displayed. Regular occupational health checkups were arranged for relevant employees and working conditions were continually improved to ensure employee safety and health.

3 Implementation of a prevention-based policy; assessment of safety and environmental risks of newly built facilities and construction-in-progress In 2005, the Company performed safety and environmental risk assessments over a number of newly built projects, including Tianjin Petrochemical Integration Project, and continued to perform risk assessments over operating facilities as well as public facilities. Rectification of potentially risky areas was subject to continuous monitoring throughout the process, while random monitoring was instituted for major facilities and key areas under the oversight of a specially designated person. The Company overhauled its emergency response plans for major and extreme emergencies and its capacity for confronting emergencies was continually improved.

4   Active promotion of clean production to save water and reduce effluents
    In 2005, the Company standardised its environmental management in line with HSE management system, strengthened performance evaluation and its control of polluting sources and endeavored to achieve conservation of energy and water reduction of pollution and consumption.

    Notwithstanding significant increase in the Company's production, as compared to 2004, amount of major effluents was further reduced, while industrial water consumption being reduced by 4% and COD content in its discharged waste water by 6%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PART OF THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION IS DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").

1   CONSOLIDATED RESULTS OF OPERATIONS
    In 2005, the Company's turnover, other operating revenues and other income were RMB 832.5 billion, and the operating profit was RMB 66.8 billion, representing an increase of 34.3% and 5.9%, respectively, over those in the previous year. These results were largely attributable to the following factors: International crude oil prices continued to be volatile and remained at a high level; chemical products prices remained at a high level; the Company strived to mitigate the effect of the tight price control over refined oil products, proactively developed the market, increased oil and gas production, optimised crude oil processing and output structure, increased chemicals production and sales of refined oil products. In addition, the Company received a one-time compensation of RMB
    9.4 billion from the central government to compensate the Company's inability to fully pass the increased crude oil costs to the refined oil products due to the tight government control over prices of domestic refined oil products, which to some extent relieved the pressures imposed by the increased crude oil costs and contributed to the comparatively good operating results.

    The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods.


                                                                                    Years Ended 31 December             Rate of
                                                                                       2005              2004            Change
                                                                                       (RMB in millions)                    (%)

Turnover, other operating revenues and other income                                 832,532           619,783              34.3
---------------------------------------------------------------------------------------------------------------------------------
Of which:Turnover                                                                   799,115           597,197              33.8
---------------------------------------------------------------------------------------------------------------------------------
         Other operating revenues                                                    24,002            22,586               6.3
         ------------------------------------------------------------------------------------------------------------------------
         Other income                                                                 9,415                i-D               N/A
         ------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                                 (765,718)         (556,714)             37.5
---------------------------------------------------------------------------------------------------------------------------------
Of which:
    Purchased crude oil, products, and operating supplies and expenses             (653,056)         (443,590)             47.2
---------------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                    (33,709)          (31,843)              5.9
    -----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                        (31,413)          (32,342)             (2.9)
    -----------------------------------------------------------------------------------------------------------------------------
    Exploration expenses (including dry holes)                                       (6,411)           (6,396)              0.2
    -----------------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                              (18,483)          (18,634)             (0.8)
    -----------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                        (369)             (919)            (59.8)
    -----------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                     (17,152)          (16,324)              5.1
    -----------------------------------------------------------------------------------------------------------------------------
    Other operating expenses, net                                                    (5,125)           (6,666)            (23.1)
    -----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                     66,814            63,069               5.9
---------------------------------------------------------------------------------------------------------------------------------
Net finance costs                                                                    (4,621)           (4,371)              5.7
---------------------------------------------------------------------------------------------------------------------------------
Investment income and share of profit less losses from associates                     1,035               908              14.0
---------------------------------------------------------------------------------------------------------------------------------
Profit before tax                                                                    63,228            59,606               6.1
---------------------------------------------------------------------------------------------------------------------------------
Taxation                                                                            (19,388)          (17,815)              8.8
---------------------------------------------------------------------------------------------------------------------------------
Profit for the year                                                                  43,840            41,791               4.9
---------------------------------------------------------------------------------------------------------------------------------
Attributable to:
    -----------------------------------------------------------------------------------------------------------------------------
    Equity shareholders of the Company                                               40,920            36,019              13.6
    -----------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                                2,920             5,772             (49.4)
    -----------------------------------------------------------------------------------------------------------------------------

    (1)Turnover, Other Operating Revenues and Other Income
       In 2005, the Company's turnover, other operating revenues and other income were RMB 832.5 billion, of which, the turnover was RMB 799.1 billion, representing an increase of 33.8% over 2004. These results were largely attributable to the increase in international prices of crude oil and chemical products, and the Company's efforts in expanding the sales volume of our petroleum and chemical products and optimising our sales and marketing structure. In 2005, the Company's other operating revenues went up to RMB 24 billion, representing an increase of 6.3% compared with 2004.

       In 2005, the Company received from the central government a one-time compensation of RMB 9.4 billion to compensate the Company's inability to fully pass the increased crude oil costs to refined oil products due to the tight government control over prices of domestic refined petroleum products.

       The following table sets forth the Company's external sales volume, average realised prices and the respective rate of changes from 2004 to 2005 for the Company's major products.


                                                                                                 Average realised prices
                                                          Sales Volume                          (RMB per tonne, RMB per
                                                        (thousand tonnes)                        thousand cubic meters)
                                                                           Rate of                                      Rate of
                                                                           Change                                         change
                                                2005          2004             (%)          2005            2004             (%)

Crude oil                                      5,289         6,012           (12.0)        2,680           1,872            43.2
--------------------------------------------------------------------------------------------------------------------------------
Natural gas (million cubic meters)             4,356         3,775            15.4           673             609            10.5
--------------------------------------------------------------------------------------------------------------------------------
Gasoline                                      30,191        27,353            10.4         4,432           3,765            17.7
--------------------------------------------------------------------------------------------------------------------------------
Diesel                                        67,247        60,419            11.3         3,772           3,221            17.1
--------------------------------------------------------------------------------------------------------------------------------
Kerosene                                       6,003         5,680             5.7         3,710           2,923            26.9
--------------------------------------------------------------------------------------------------------------------------------
Basic chemical feedstock                       8,658         6,664            29.9         4,846           4,429             9.4
--------------------------------------------------------------------------------------------------------------------------------
Monomers and polymers for synthetic fiber      2,993         2,704            10.7         8,879           8,022            10.7
--------------------------------------------------------------------------------------------------------------------------------
Synthetic resin                                6,343         5,401            17.4         9,005           7,986            12.8
--------------------------------------------------------------------------------------------------------------------------------
Synthetic fiber                                1,585         1,741            (9.0)       11,123          10,818             2.8
--------------------------------------------------------------------------------------------------------------------------------
Synthetic rubber                                 678           556            21.9        13,040          10,238            27.4
--------------------------------------------------------------------------------------------------------------------------------
Chemical fertiliser                            1,822         2,622           (30.5)        1,539           1,355            13.6
--------------------------------------------------------------------------------------------------------------------------------

       Most of the crude oil and a small portion of the natural gas produced by the Company were internally used for refining and chemicals production, the remaining was sold to the refineries of Sinopec Group Company and other customers. In 2005, the turnover from crude oil and natural gas that were sold externally amounted to RMB 19.9 billion, representing an increase of 24.4% over 2004, accounting for 2.4% of the Company's total turnover, other operating revenues and other income. The increase was mainly due to the increase in crude oil prices and expansion of natural gas business.

       The Company's refining segment and marketing and distribution segment sell refined oil products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined oil products) to third parties. In 2005, the external sales revenue of refined oil products by these two segments were RMB 542.1 billion, representing an increase of 33.5% over 2004, accounting for 65.1% of the Company's turnover, other operating revenues and other income. The increase was mainly due to the rise of refined oil products price, and our proactive efforts in increasing sales volume, optimising sales and marketing structure and expanding the market of other refined oil products. The sales revenues of gasoline, diesel and kerosene were RMB 409.7 billion, representing an increase of 30.4% over 2004, and accounting for 75.6% of the total sales revenues of refined oil products. The sales revenues of other refined oil products were RMB 132.4 billion, representing an increase of 43.9% over 2004, accounting for 24.4% of the total sales revenues of refined oil products.

       The Company's external sales revenues of chemical products were RMB
       160.8 billion, representing an increase of 27.6% over 2004, accounting for 19.3% of the Company's total turnover, other operating revenues and other income. The increase was mainly due to the fact that the Company captured the opportunity of the high level price of chemical products and increased its sales volume accordingly.

    (2)Operating expenses
       In 2005, the Company's operating expenses amounted to RMB 765.7 billion, representing an increase of 37.5% compared with 2004. The operating expenses mainly consisted of the following:

       Purchased Crude Oil, Products, and Operating Supplies and Expenses

       In 2005, the Company's purchased crude oil, products and operating supplies and expenses were RMB 653.1 billion, representing an increase of 47.2% over 2004, accounting for 85.3% of the total operating expenses, of which:

       o Purchased crude oil expenses were RMB 338.2 billion, representing an increase of 45.4% compared with 2004, accounting for 44.2% of the total operating expenses, up by 2.4 percentage points over 2004. To meet the increasing market demands in the fast growing Chinese economy, the Company increased its throughput of crude oil purchased from third parties. In 2005, the throughput of the Company's crude oil purchased externally was RMB 107.95 million tonnes (excluding amounts processed for third parties), representing an increase of 7.3% compared with 2004. Average cost for crude oil purchased externally in 2005 was RMB 3,133 per tonne (approximately US$ 52.11 per barrel), representing an increase of 35.5% compared with 2004.

       o In 2005, the Company's other purchase expenses were RMB 314.9 billion, representing an increase of 49.2% compared with 2004, accounting for 41.1% of the total operating expenses. The increase was mainly due to the increased costs of refined petroleum products and chemical feedstock purchased externally.

       Selling, general and administrative expenses

       In 2005, the Company's selling, general and administrative expenses totaled RMB 33.7 billion, representing an increase of 5.9% compared with 2004. The increase was largely due to:

       o An increase of RMB 1.5 billion in the selling expenses, such as transportation costs, compared with 2004, resulted from the increase in the total sales volume of refined petroleum products and chemical products, and increased sales volume through retail and direct distribution;

       o An increase of RMB 1.2 billion in operating lease expenses compared with 2004 mainly due to the increased lease of operating facilities to increase sales volume;

       o A decrease in repairing and maintenance expenses by RMB 800 million, mainly as a result of the increased maintenance carried out in 2004 for petrol stations.

       Depreciation, depletion and amortisation

       In 2005, the Company's depreciation, depletion and amortisation were RMB
       31.4 billion, down by 2.9% compared with 2004. The decrease was mainly due to disposal of, and impairment loss on, less efficient assets in the previous years.

       Exploration expenses

       In 2005, the Company's exploration expenses were RMB 6.4 billion, maintaining at the same level as in 2004.

       Personnel expenses

       In 2005, the Company's personnel expenses were RMB 18.5 billion, down by 0.8% compared with 2004. The decrease was mainly due to the reduction of operating personnel resulting from the disposal of downhole operation assets in 2004.

       Employee reduction expenses

       In 2005, in accordance with the Company's voluntary employee reduction plan, the Company recorded employee reduction expenses of approximately RMB 370 million.

       Taxes other than income tax

       In 2005, the Company's taxes other than income tax were RMB 17.2 billion, representing an increase of 5.1% compared with 2004. The increase was largely due to the increased consumption tax and associated surcharges as a result of the increase in the sales volume of gasoline and diesel.

       Other operating expenses, net

       In 2005, the Company's other operating expenses, net were RMB 5.1 billion, representing a decrease of 23.1% compared with 2004. The decrease was largely due to the decrease of RMB 2.1 billion in impairment loss on long-lived assets and an increase of RMB 400 million in net losses of disposal of assets compared with 2004.

    (3) Operating profit
        In 2005, the Company's operating profit was RMB 66.8 billion, representing an increase of 5.9% compared with 2004.

    (4) Net finance costs
        In 2005, the Company's net finance costs were RMB 4.6 billion, representing an increase of 5.7% over 2004. The increase was mainly due to the following factors:

       o An increase of RMB 1.3 billion in net interest expenses as a result of the increase in long term loans borrowed in accordance with the investment plans, and the increase in short term debts attributable to the increased working capital requirement, as a result of the increased crude oil price and the expansion of production and operation;

        o An increase of RMB 1.1 billion in net foreign exchange gains due to fluctuation of the foreign exchange rate.

    (5) Profit before income tax
        In 2005, the Company's profit from ordinary activities before income tax was RMB 63.2 billion, representing an increase of 6.1% compared with 2004.

    (6) Taxation
        In 2005, the Company's taxation was RMB 19.4 billion, representing an increase of 8.8% compared with 2004.

    (7) Profit attributable to minority interests
        In 2005, the Company's profit attributable to minority interests was RMB
        2.9 billion, representing a decrease of 49.4% compared with 2004. The decrease was largely due to the decreased profit in certain subsidiaries and our privatisation of Beijing Yanhua.

    (8) Profit attributable to equity shareholders to the Company
        In 2005, the Company's profit attributable to equity shareholders of the Company was RMB 40.9 billion, up by 13.6% over 2004.

2   DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS
    The Company divides its operations into four business segments (exploration and production segment, refining segment, marketing and distribution segment and chemicals segment) and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated in the financial data discussed in this section. In addition, the operating revenue data of each segment have included the "other operating revenues" and "other income" of the segment.

    The following table sets forth the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.


                                                                                 As a Percentage             As a Percentage
                                                                               of the Consolidated         of the Consolidated
                                                                               Operating Revenues          Operating Revenues,
                                                  Operating Revenues          Before Elimination of       After Elimination of
                                                Years Ended 31 December       Inter-segment Sales          Inter-segment Sales
                                                  2005            2004          2005            2004       2005            2004
                                                    RMB in millions                    (%)                         (%)
Exploration and Production Segment
-------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                           30,607          25,253           2.2             2.5        3.7             4.1
-------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                         84,423          60,053           6.2             5.9
-------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                         115,030          85,306           8.4             8.4
-------------------------------------------------------------------------------------------------------------------------------
Refining Segment
-------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                           97,646          68,574           7.2             6.7       11.7            11.1
-------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                        386,456         289,699          28.3            28.5
-------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                         484,102         358,273          35.5            35.2
-------------------------------------------------------------------------------------------------------------------------------
Marketing and Distribution Segment
-------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                          460,650         343,595          33.8            33.8       55.3            55.4
-------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                          3,172           2,831           0.2             0.3
-------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                         463,822         346,426          34.0            34.1
-------------------------------------------------------------------------------------------------------------------------------
Chemicals Segment
-------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                          166,624         132,183          12.2            13.0       20.0            21.3
-------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                         12,199          12,510           0.9             1.2
-------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                         178,823         144,693          13.1            14.2
-------------------------------------------------------------------------------------------------------------------------------
Corporate and others
-------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                           77,005          50,178           5.7             4.9        9.3             8.1
-------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                         44,897          32,046           3.3             3.2
-------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                         121,902          82,224           9.0             8.1
-------------------------------------------------------------------------------------------------------------------------------
Operating revenues before elimination
  of inter-segment sales                     1,363,679       1,016,922         100.0           100.0
-------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales            (531,147)       (397,139)
Consolidated operating revenues                832,532         619,783                                    100.0           100.0
-------------------------------------------------------------------------------------------------------------------------------

Note:    (1) include other operating revenues and other income.

The following table sets forth the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2004 to 2005.


                                           Years Ended 31 December Rate of
                                                2005              2004            Change
                                                 (RMB in millions)                   (%)
Exploration and Production Segment
----------------------------------------------------------------------------------------
    Operating revenues                       115,030            85,306              34.8
----------------------------------------------------------------------------------------
    Operating expenses                        68,159            59,692              14.2
----------------------------------------------------------------------------------------
    Operating profit                          46,871            25,614              83.0
----------------------------------------------------------------------------------------
Refining Segment
----------------------------------------------------------------------------------------
    Operating revenues                       484,102           358,273              35.1
----------------------------------------------------------------------------------------
    Operating expenses                       487,607           352,330              38.4
----------------------------------------------------------------------------------------
    Operating (loss) profit                   (3,505)            5,943            (159.0)
Marketing and Distribution Segment
----------------------------------------------------------------------------------------
    Operating revenues                       463,822           346,426              33.9
----------------------------------------------------------------------------------------
    Operating expenses                       453,472           331,710              36.7
----------------------------------------------------------------------------------------
    Operating profit                          10,350            14,716             (29.7)
Chemicals Segment
----------------------------------------------------------------------------------------
    Operating revenues                       178,823           144,693              23.6
----------------------------------------------------------------------------------------
    Operating expenses                       164,527           125,972              30.6
----------------------------------------------------------------------------------------
    Operating profit                          14,296            18,721             (23.6)
Corporate and others
----------------------------------------------------------------------------------------
    Operating revenues                       121,902            82,224              48.3
----------------------------------------------------------------------------------------
    Operating expenses                       123,100            84,149              46.3
----------------------------------------------------------------------------------------
    Operating loss                            (1,198)           (1,925)            (37.8)
----------------------------------------------------------------------------------------

(1) Exploration and production segment
    Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company's refining and chemicals production. Most of the natural gas and a small portion of crude oil produced were sold to refineries owned by Sinopec Group Company and other customers.

    In 2005, the operating revenues of this segment were RMB 115 billion, representing an increase of 34.8% over 2004, largely due to the increase in the sales price and volume of crude oil compared with those in 2004.

    In 2005, this segment sold 36.86 million tonnes of crude oil and 4.44 billion cubic meters of natural gas, representing an increase of 1.7% and 14.7% respectively compared with those in 2004. The average realised price of crude oil was RMB 2,665 per tonne (approximately US$ 45.9 per barrel), representing an increase of 36.2% over 2004. The average realised price of natural gas was RMB 673 per thousand cubic meters, representing an increase of 9.3% compared with 2004.

    In 2005, the operating expenses of this segment were RMB 68.2 billion, representing an increase of 14.2% compared with 2004. The increase was mainly due to:

    o The rise of raw materials and utilities costs attributed to approximately RMB
     2.2 billion in the increase of operating expenses compared with 2004;

    o The increase of approximately RMB 1.6 billion in other operating expenses including expenses related to the sales of materials compared with 2004;

    o The increase of RMB 1.5 billion resulted from the increased production activities in this segment to take advantage of the high crude oil price environment.

    o The increase of approximately RMB 700 million in resources tax due to the change of tax rate, and the increased construction tax, education surcharges as well as mineral resources compensation fees associated with the increased sales revenues of crude oil.

In 2005, in light of the high crude oil price, the Company increased its oil production in higher cost areas , which, together with the increased water and electricity rates for oil and gas production, contributed to the increase of the lifting cost of crude oil and natural gas by 20.8% from US$ 6.72 per barrel in 2004 to US$ 8.12 per barrel in 2005.

In 2005, this segment's operating profit was RMB 46.9 billion, representing an increase of 83.0% compared with 2004.

(2) Refining segment
    The business activities of the refining segment consist of purchasing crude oil from the exploration and production segment and third parties, processing crude oil into refined oil products, selling gasoline, diesel and kerosene to marketing and distribution segment, selling a portion of chemical feedstock to chemicals segment and selling other refined oil products to domestic and foreign customers.

    In 2005, this segment's operating revenues were approximately RMB 484.1 billion, representing an increase of 35.1% compared with 2004. The increase was mainly due to the increased sales prices and sales volume of various refined petroleum products.

    The following table sets forth the sales volumes, average realised prices and the respective rate of changes of the Company's major refined oil products of the segment from 2004 to 2005.


                                               Sales Volume                              Average Realised Prices
                                             (thousand tonnes)           Rate of             (RMB per tonne)             Rate of
                                            2005            2004          Change            2005            2004          Change
                                                                             (%)                                             (%)
Gasoline                                  21,520          21,420             0.5           3,763           2,977            26.4
---------------------------------------------------------------------------------------------------------------------------------
Diesel                                    54,128          50,271             7.7           3,462           2,890            19.8
---------------------------------------------------------------------------------------------------------------------------------
Chemical feedstock                        26,446          23,165            14.2           3,734           2,682            39.2
---------------------------------------------------------------------------------------------------------------------------------
Other refined petroleum products          32,724          31,710             3.2           3,121           2,583            20.8
---------------------------------------------------------------------------------------------------------------------------------

    In 2005, the sales revenues of gasoline by the segment were RMB 81 billion, representing an increase of 27.0% compared with 2004, accounting for 16.7% of this segment's operating revenues.

    In 2005, the sales revenues of diesel by the segment were RMB 187.4 billion, representing an increase of 29.0% compared with 2004, accounting for 38.7% of this segment's operating revenues.

    In 2005, the sales revenues of chemical feedstock by the segment were RMB
    98.8 billion, representing an increase of 58.9% compared with 2004, accounting for 20.4% of this segment's operating revenues. The increase in the sales revenues of chemical feedstock was more than that in the sales revenues of gasoline and diesel, which was primarily due to the smaller increase in gasoline and diesel prices as compared with chemical feedstock prices as a result of tight government control over domestic gasoline and diesel prices. In addition, the segment also increased the sales volume of chemical feedstock.

    In 2005, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 102.1 billion, representing an increase of 24.7% compared with 2004, accounting for 21.1% of this segment's operating revenues.

    In 2005, the operating expenses of the segment were RMB 487.6 billion, representing an increase of 38.4% compared with 2004. The increase was primarily due to the increase in crude oil price and throughput.

    In 2005, the average crude oil cost was RMB 3,064 per tonne (approximately US$ 50.96 per barrel), representing an increase of 35.5% compared with 2004. Refining throughput was 136.08 million tonnes (excluding amounts processed for third parties) in 2005, representing an increase of 5.6% compared with 2004. The total crude oil costs in 2005 were RMB 416.9 billion, representing an increase of 43.1% compared with 2004, accounting for 85.5% of the total operating expenses of the segment, up by 2.8 percentage points over 2004.

    In 2005, although crude oil prices remaining at a high level; the Chinese government implemented tight control over domestic prices of refined oil products, as a result, the Company's refining segment incurred significant loss. To ensure our refining segment's normal operation, the Company strived to lower its production cost and controlled the internal transfer prices between the different segments. In addition, through timely communication with the government, the Company received a one-time financial grant in the amount of RMB 9.4 billion. In 2005, the operating losses of the segment were RMB 3.5 billion, representing a decrease in operating profit of RMB 9.4 billion compared with 2004. The refining margin was US$ 1.32 per barrel (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax, divided by the throughput of crude oil and refining feedstock) in 2005, representing a decrease of US$ 2.54 per barrel, or 65.8%, from US$ 3.86 per barrel in 2004.

    In 2005, the refining cash operating cost (defined as operating expenses less the purchase costs of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax, other business expenses and adjustments; and divided by the throughput of crude oil and refining feedstock) was US$ 1.91 per barrel, representing a decrease of US$ 0.07 per barrel, or 3.5%, compared with 2004. This change was mainly due to the continued reduction of costs and increased throughput in this segment.

(3) Marketing and distribution segment
    The business activities of marketing and distribution segment include purchasing refined oil products from the refining segment and third parities, and wholesale selling of refined oil products to domestic customers, directly selling and retail distributing the refined oil products through the retail network owned by this segment and provision of related services.

    In 2005, the operating revenues of this segment were RMB 463.8 billion, representing an increase of 33.9% compared with 2004. The increase was primarily due to the increases in sales volume and prices of gasoline, diesel and kerosene including jet fuel, the continuous optimisation of marketing structure to further increase the percentage of retail sales in the total sales volume of gasoline and diesel.

    In 2005, the operating revenues from sales of gasoline and diesel were RMB
    390.2 billion, accounting for 84.1% of the operating revenues of this segment. The percentage of retail sales in the total sales volume of gasoline and diesel increased from 54.6% in 2004 to 59.5% in 2005, up by
    5.0 percentage points. The percentage of sales of gasoline and diesel by direct sales in the total sales volume decreased from 20.3% in 2004 to 19.1% in 2005, down by 1.2 percentage points. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 25.1% in 2004 to 21.3% in 2005, down by 3.8 percentage points.

    The following table sets forth the sales volumes, average realised prices and the respective rate of changes of the four major product categories in 2004 and 2005 in different forms of sales channels for gasoline and diesel.


                                            Sales Volume                              Average Realised Prices
                                          (thousand tonnes)           Rate of             (RMB per tonne)             Rate of
                                         2005            2004          Change            2005            2004          Change
                                                                          (%)                                             (%)
Gasoline                               30,319          27,508            10.2           4,430           3,762            17.8
------------------------------------------------------------------------------------------------------------------------------
Of which: Retail                       21,629          18,416            17.4           4,562           3,911            16.6
------------------------------------------------------------------------------------------------------------------------------
         Direct Sales                   2,839           2,890            (1.8)          4,206           3,536            18.9
------------------------------------------------------------------------------------------------------------------------------
         Wholesale                      5,851           6,202            (5.7)          4,050           3,426            18.2
------------------------------------------------------------------------------------------------------------------------------
Diesel                                 67,925          61,097            11.2           3,767           3,215            17.2
------------------------------------------------------------------------------------------------------------------------------
Of which: Retail                       36,896          29,997            23.0           3,885           3,351            15.9
------------------------------------------------------------------------------------------------------------------------------
         Direct Sales                  15,909          15,123             5.2           3,786           3,211            17.9
------------------------------------------------------------------------------------------------------------------------------
         Wholesale                     15,120          15,978            (5.4)          3,458           2,963            16.7
------------------------------------------------------------------------------------------------------------------------------
Kerosene                                5,955           5,623             5.9           3,710           2,923            26.9
------------------------------------------------------------------------------------------------------------------------------
Fuel oil                               13,334           9,685            37.7           2,374           1,793            32.4
------------------------------------------------------------------------------------------------------------------------------

    In 2005, the segment's operating expenses were RMB 453.5 billion, representing an increase of 36.7% compared with 2004. The increase was mainly due to the increase in purchase expenses, of which, purchase expenses for gasoline and diesel were RMB 355.5 billion, up by 36.3% over 2004, accounting for 78.4% of the segment's operating expenses. In 2005, average purchase prices of gasoline and diesel increased by 27.3% and 20.9%, respectively, to RMB 3,844 per tonne and RMB 3,518 per tonne compared with 2004. The purchase volume of gasoline and diesel increased by 10.2% and 11.2%, respectively, compared with 2004 to 30.32 million tonnes and 67.93 million tonnes.

    In 2005, the segment's cash selling cost (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortisation, and divided by the sales volume) was RMB 162.55 per tonne, representing a decrease by 2.7% compared with 2004. This decrease was primarily due to the segment's continuous effort in cost saving and the scale effect of increase in sales volume.

    In 2005, the segment's operating profit was RMB 10.4 billion, representing a decrease of 29.7% compared with 2004.

(4) Chemicals Segment
    The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parities, and producing, marketing and distribution of petrochemical products and inorganic chemical products.

    In 2005, the segment's operating revenues were RMB 178.8 billion, representing an increase of 23.6% compared with 2004, which was primarily due to the increases in prices and sales volume of major chemical products.

    In 2005, the sales revenues of the Company's six major categories of chemical products (i.e. basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertiliser) totaled approximately RMB 159.5 billion, representing an increase of 27.9% compared with 2004, accounting for 89.2% of the total operating revenues of this segment.

    The following table sets forth the sales volume, average realised price and the respective rate of changes for each of these six categories of chemical products of this segment from 2004 to 2005.


                                                 Sales Volume (thousand tonnes)              Average Realised Prices (RMB/Tonne)
                                                                             Rate of                                    Rate of
                                                                              Change                                     Change
                                                2005            2004             (%)         2005            2004           (%)
--------------------------------------------------------------------------------------------------------------------------------
Basic organic chemicals                        9,509           7,384            28.8        4,828           4,292          12.5
--------------------------------------------------------------------------------------------------------------------------------
Monomers and polymers for synthetic fiber      3,003           2,704            11.1        8,872           8,022          10.6
--------------------------------------------------------------------------------------------------------------------------------
Synthetic resin                                6,366           5,402            17.8        9,007           7,986          12.8
--------------------------------------------------------------------------------------------------------------------------------
Synthetic fiber                                1,585           1,741            (9.0)      11,123          10,818           2.8
--------------------------------------------------------------------------------------------------------------------------------
Synthetic rubber                                 703             563            24.9       13,000          10,247          26.9
--------------------------------------------------------------------------------------------------------------------------------
Chemical fertiliser                            1,824           2,659           (31.4)       1,539           1,355          13.6
--------------------------------------------------------------------------------------------------------------------------------

    In 2005, the operating expenses of the segment were RMB 164.5 billion, representing an increase of 30.6% compared with 2004. The increase was primarily due to the price increases of various raw materials, the increased consumption of various raw materials and auxiliary materials, the increased utilities expenses and other variable expenses and fixed costs, all associated with the increased production of the chemical products.
    More specifically:

    o Affected by the increase in the consumption of raw materials and their unit prices, the costs for raw materials increased by RMB 37.6 billion compared with 2004. Consumption of naphata and other cracking materials increased by 2.43 million tonnes over 2004, and unit price of raw materials was RMB 3,704 per tonne, up by RMB 1,160 per tonne over 2004.

    o Due to increased sales volume of chemical products, selling expenses, such as transportation costs, increased by RMB 700 million compared with 2004.

    In 2005, the segment's operating profit was RMB 14.3 billion, representing a decrease of RMB 4.4 billion compared with 2004.

(5) Corporate and others
    The business activities of corporate and others mainly consist of the import and export businesses of the subsidiaries, research and development activities of the Company and managerial activities of its headquarters.

    In 2005, the operating revenues of corporate and others were RMB 121.9 billion, representing an increase of 48.3% compared with 2004. The increase was due to the fact that China Petrochemical International Co., Ltd. and its subsidiaries increased their trading volume in importing and exporting crude oil and petrochemical products and other business transactions.

    In 2005, the segment's operating expenses were RMB 123.1 billion, representing an increase of 46.3% compared with 2004. The increase was primarily due to the increased purchase expenses of China Petrochemical International Co., Ltd. and its subsidiaries associated with the increase in their revenues.

    The segment's operating losses were RMB 1.2 billion, representing a decrease of RMB 700 million compared with 2004.

3   ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
    The Company's primary sources of funding were from operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term borrowings.


    (1)Assets, liabilities and equity                               Unit: RMB in millions

                                                  As of 31 December
                                                2005              2004            Amount
                                        RMB millions      RMB millions           Changes

       Total assets                          537,321           474,594            62,727
----------------------------------------------------------------------------------------
          Current assets                     145,291           120,271            25,020
----------------------------------------------------------------------------------------
          Non-current assets                 392,030           354,323            37,707
----------------------------------------------------------------------------------------
       Total liabilities                     284,325           250,508            33,817
----------------------------------------------------------------------------------------
          Current liabilities                170,649           146,277            24,372
----------------------------------------------------------------------------------------
          Non-current liabilities            113,676           104,231             9,445
----------------------------------------------------------------------------------------
       Equity attributable to equity
         shareholders of the Company         223,556           193,040            30,516
----------------------------------------------------------------------------------------
          Share capital                       86,702            86,702                 -
----------------------------------------------------------------------------------------
          Reserves                           136,854           106,338            30,516
----------------------------------------------------------------------------------------
       Minority interests                     29,440            31,046            (1,606)
----------------------------------------------------------------------------------------
       Total equity                          252,996           224,086            28,910
----------------------------------------------------------------------------------------

       The Company's total assets were RMB 537.321 billion, representing an increase of RMB 62.727 billion compared with those at the end of 2004, of which:

       o The current assets increased by RMB 25.02 billion from those at the end of 2004 to RMB 145.291 billion. The increase was mainly due to the increases in inventories of crude oil and refined oil products as a result of the increase in prices and volume of crude oil and refined oil products.

       o The non-current assets increased by RMB 37.707 billion from those at the end of 2004 to RMB 392.03 billion. The increase was mainly due to the increase of RMB 30.45 billion in property, plant and equipment and the increase of RMB 2.082 billion in construction in progress.

       The total liabilities were RMB 284.325 billion, representing an increase of RMB 33.817 billion compared with those at the end of 2004, of which :

        o The current liabilities increased by RMB 24.372 billion from those at the end of 2004 to RMB 170.649 billion. The increase was mainly due to the increase of RMB 29.175 billion in accounts payable associated with the expansion of production and operation, and the decrease of RMB 7.554 billion in bills payable resulted from adjustment of financing structures.

        o The non-current liabilities increased by RMB 9.445 billion from those at the end of 2004 to RMB 113.676 billion. The decrease was mainly due to the fact that long-term loans of the Company increased by RMB 9.405 billion compared with those at the end of 2004.

       The equity attributable to equity shareholders of the Company was RMB
       223.556 billion, representing an increase of RMB 30.516 billion in reserves compared with those at the end of 2004.

    (2) Cash flow
        In 2005, the Company's cash and cash equivalent decreased by RMB 2.614 billion, which, together with the decrease of RMB 22 million due to the change in foreign exchange rates, contributed to the net decrease of RMB
        2.636 billion, down from RMB 16.381 billion as of 31 December, 2004 to RMB 13.745 billion as of 31 December 2005.

       The following table sets forth the major items on the consolidated cash flow statements in 2004 and 2005.


       Major items of cash flows                                                                 Unit: RMB in millions

                                                                                              Years Ended 31 December
                                                                                                2005              2004

       Net cash flow from operating activities                                                76,497            69,081
-----------------------------------------------------------------------------------------------------------------------
       Net cash flow from investing activities                                               (71,051)          (73,992)
-----------------------------------------------------------------------------------------------------------------------
       Net cash flow from financing activities                                                (8,060)            5,028
-----------------------------------------------------------------------------------------------------------------------
       Net (decrease)/increase in cash and cash equivalent                                    (2,614)              117
-----------------------------------------------------------------------------------------------------------------------

       Net cash flow from operating activities was RMB 76.497 billion.

       In 2005, profit before taxation was RMB 63.228 billion; after adjusting the non-cash expenses items, the adjusted cash flow from operating activities was RMB 105.23 billion. Major non-cash expense items included: depreciation, depletion and amortisation of RMB 31.413 billion, dry holes costs of RMB 2.992 billion, net losses from disposal of properties, plants and equipments of RMB 2.095 billion, and impairment losses on long-lived assets of RMB 1.851 billion.

       The changes in operating-related accounts receivable and payable items reduced cash inflow of RMB 1.828 billion. In order to meet the market demand, the Company expanded production and operation, as a result, the working capital required by the ordinary business settlement increased, of which, the changes in inventory led to a decreased cash inflow of RMB
       24.998 billion , the increase in accounts payable due to the increase in operation and purchase costs led to an increased cash inflow of RMB
       28.97 billion, and the increase in accounts receivable and other assets led to a decreased cash inflow of RMB 5.8 billion.

       After adjusting the non-cash expense items and accounts receivable and payable items with regard to the profit before taxation, and deducting the cash outflow for payment of income tax totaling RMB 20.998 billion, and the net cash outflow for net interests paid as well as the dividend received totaling RMB 5.907 billion, the net cash flow from operating activities was RMB 76.497 billion.

       Net cash flow for investing activities was RMB 71.051 billion.

       The net cash flow for investing activities mainly represented cash outflows of RMB 63.135 billion for capital expenditures and RMB 4.324 billion for acquisition of minority interests in subsidiaries such as Beijing Yanhua by the Company, and cash outflows of RMB 2.474 billion for capital expenditures by the Company's jointly controlled entities.

       Net cash flow for financing activities was RMB 8.06 billion.

       The net cash outflow for financing activities increased because the amount of newly added bank loans and other loans by the Company and its jointly controlled entities was less than the amount of repayment of bank loans and other loans, resulting in a cash outflow of RMB 2.921 billion. The net cash outflow for financing activities was further increased by the distribution of final dividend for 2004 and interim dividend for 2005 totaling RMB 10.404 billion; and the distribution of cash in connection with petrochemical assets and catalyst assets totaling RMB 3.128 billion. On the other hand, the cash outflow was partially offset by the proceeds from the issuance of short term financial bonds totaling RMB 9.875 billion.

       During 2005, the Company captured the opportunity of robust market demand to steadily increase cash flow from operating activities. At the same time, the Company tightened its control over integrated cash management and strictly controlled the scale of cash and cash equivalents to decrease [the amount of idle cash, and accelerate capital turnover. As a result, the overall cash efficiency of the Company improved.

    (3) Contingent liabilities
        Refer to the descriptions under Major Guarantees and Performance in the section entitled Disclosure of Significant Events.

    (4) Capital expenditure
        Refer to the descriptions under Capital Expenditure in the section entitled Business Review and Prospects.

    (5) Research and development expenses and environmental expenses
        Research and development expenses refer to the expenses that have been recognised during the period in which they incurred. In 2005, the Company's research and development expenses were RMB 2.243 billion.

        Environmental expenses refer to the normal routine pollutant discharge fees paid by the Company, excluding any capitalised costs of pollutant discharge facilities. In 2005, the Company's environmental expenses were RMB 493 million.

    (6) Analysis of financial statements prepared under the PRC Accounting Rules and Regulations The major differences between the Company's financial statements prepared under the IFRS and those under the PRC Accounting Rules and Regulations are set out in Section C of the financial statements of the Company on pages 164 to page 165 of this report.

        The following table sets forth each of its segments' income and profit from principal operations, costs of sales, taxes and surcharges, as prepared under the PRC Accounting Rules and Regulations.



                                                                                                              Unit: RMB in millions

                            Years Ended 31 December
                                   2005 2004
                                                                                           RMB in millions   RMB in millions
       Income from principal operations
-----------------------------------------------------------------------------------------------------------------------------
          Exploration and Production Segment                                                       104,285            76,023
-----------------------------------------------------------------------------------------------------------------------------
          Refining Segment                                                                         469,266           352,548
-----------------------------------------------------------------------------------------------------------------------------
          Marketing and Distribution Segment                                                       462,464           345,671
-----------------------------------------------------------------------------------------------------------------------------
          Chemicals Segment                                                                        172,982           122,118
-----------------------------------------------------------------------------------------------------------------------------
          Others                                                                                   121,265            79,145
-----------------------------------------------------------------------------------------------------------------------------
          Elimination of inter-segment sales                                                      (531,147)         (384,873)
-----------------------------------------------------------------------------------------------------------------------------
          Consolidated income from principal operations                                            799,115           590,632
-----------------------------------------------------------------------------------------------------------------------------
       Cost of sales, sales taxes and surcharges
-----------------------------------------------------------------------------------------------------------------------------
          Exploration and Production Segment                                                        40,118            36,073
-----------------------------------------------------------------------------------------------------------------------------
          Refining Segment                                                                         477,843           340,360
-----------------------------------------------------------------------------------------------------------------------------
          Marketing and Distribution Segment                                                       427,308           306,309
-----------------------------------------------------------------------------------------------------------------------------
          Chemicals Segment                                                                        149,431            96,994
-----------------------------------------------------------------------------------------------------------------------------
          Others                                                                                   118,152            78,410
-----------------------------------------------------------------------------------------------------------------------------
          Elimination of inter-segment cost of sales                                              (527,451)         (382,736)
-----------------------------------------------------------------------------------------------------------------------------
          Consolidated cost of sales, sales taxes and surcharges                                   685,401           475,410
-----------------------------------------------------------------------------------------------------------------------------
       Profit from principal operations
-----------------------------------------------------------------------------------------------------------------------------
          Exploration and Production Segment                                                        59,732            37,997
-----------------------------------------------------------------------------------------------------------------------------
          Refining Segment                                                                          (7,838)           12,005
-----------------------------------------------------------------------------------------------------------------------------
          Marketing and Distribution Segment                                                        35,156            39,362
-----------------------------------------------------------------------------------------------------------------------------
          Chemicals Segment                                                                         23,551            25,123
-----------------------------------------------------------------------------------------------------------------------------
          Others                                                                                     3,113               735
-----------------------------------------------------------------------------------------------------------------------------
          Consolidated profit from principal operations                                            113,714           115,222
-----------------------------------------------------------------------------------------------------------------------------
       Net profit                                                                                   39,558            32,275
-----------------------------------------------------------------------------------------------------------------------------

       Profit from principal operation: in 2005, the Company's realised profit from principal operations was RMB 113.714 billion, representing a decrease of RMB 1.508 billion compared with 2004. The decrease was mainly due to the fact that crude oil price continued to be volatile and remained at a high level in international market, and the Chinese government implemented tight price control over domestic refined oil product, resulting in smaller increase in the price of refined oil products as compared with that in crude oil price. The Company strived to expand sales volume and optimise marketing and distribution structures, but was still unable to completely offset the pressure from the increased crude oil costs. As a result, profit from principal operations declined compared with 2004.

       Net profit: in 2005, the net profit realised by the Company was RMB
       39.558 billion, representing an increase of RMB 7.283 billion, or 22.57%, over that in 2004.

            Financial data prepared under the PRC Accounting Rules and
       Regulations:

                                                        Unit: RMB in millions

                                         At 31 December
                                        2005              2004        Changes
       Total assets                  520,572           460,081         60,491
-----------------------------------------------------------------------------
       Long-term liabilities         107,774            98,407          9,367
-----------------------------------------------------------------------------
       Shareholders' funds           215,623           186,350         29,273
-----------------------------------------------------------------------------

       Analysis of changes:

       Total assets: in 2005, the total assets increased by RMB 60.491 billion from those at the end of 2004 to RMB 520.572 billion. The increase was primarily due to a number of factors, of which, the fixed assets increased by RMB 32.706 billlion as a result of the Company's implementation of a prudent investment policy to meet the market demands; the current assets increased by RMB 24.84 billion resulted from increases in inventories of crude oil and refined oil products in line with the rise of price and expansion of production and operation; other assets, including intangible assets, increased by RMB 2.945 billion.

       Long-term liabilities: the Company's long-term liabilities were RMB
       107.774 billion as of 31 December 2005, representing an increase of RMB
       9.367 billion from those as of 31 December 2004, which was primarily due to the increase in long term borrowings in line with investment plans.

       Shareholders' funds: At the end of 2005, shareholders' funds of the Company was RMB 215.623 billion, representing an increase of RMB 29.273 billion compared with those at the end of 2004. This increase was primarily due to: first, the realised net profit in 2005 amounted to RMB
       39.558 billion; second, in 2005, the distribution of the final dividend of 2004 amounted to RMB 6.936 billion and the interim dividend for 2005 totaled RMB 3.468 billion.

    (7)Significant differences between the financial statements prepared under IFRS and U.S. GAAP.
       The major differences between the Company's financial statements prepared under IFRS and US GAAP are set out in Section D of the financial statements of the Company on page 166 to page 168 of this report.

SIGNIFICANT EVENTS

1   DISCOVERY OF LARGE-SCALE MARINE FACIES GAS FIELD - PUGUANG GAS FIELD
    The Company discovered the largest and most abundant marine facies natural gas field (Puguang Gas Field) in China, which is located in northeast Sichuan Province. According to the appraisal undertaken by the Mineral Resource Reserve Evaluation Center under the Ministry of Land and Resources, reserve in place in the Puguang Gas Field is estimated at
    251.071 billion cubic meters, with technical recoverable reserve of 188.304 billion cubic meters. Puguang Gas Field meets the conditions for commercial development. Sinopec Corp. has prepared a Phase I Development Plan, which plans to achieve commercial production of more than 4 billion cubic meters per annum of gas by 2008 and 8 billion cubic meters per annum by 2010. In connection with the contemplated project, a natural gas pipeline from northeast Sichuan Province to Jinan, Shandong Province will be constructed. The government has approved Sinopec Corp. to proceed with preparatory work for the project. The discovery of Puguang Gas Field is attributable to the innovations in marine facies exploration theory, exploration methodology, exploration technology and management innovation, representing a major breakthrough in marine facies exploration theory and practices in China. The discovery expanded the Company's exploration territory, thereby paving the way for future growth in both reserve and production.

2 PERFORMANCE OF THE COMMITMENTS BY SINOPEC CORP. AND ITS SHAREHOLDER HOLDING 5% OR MORE OF THE TOTAL ISSUED SHARE CAPITAL, NAMELY, SINOPEC GROUP COMPANY At the end of the reporting period, the major undertakings given by Sinopec Group Company to the Company included:

    i     Complying with agreements regarding connected transactions;

    ii Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

    iii Implementing the Reorganisation Agreement (as defined in the Prospectus for the Issuance of H Shares);

    iv    Granting licenses for intellectual property rights;

    v     Refraining from involvement in competition within the industry; and

    vi Withdrawing from the business competition and conflict of interests with Sinopec Corp.

    Details of the above commitments are included in the Prospectus for the Issuance of A Shares published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

    During this reporting period, Sinopec Corp. was not aware of any breach of above commitments by the above principal shareholder.

3   USE OF PROCEEDS FROM ISSUANCE OF A SHARES
    In 2001, the proceeds from the issuance of A shares of Sinopec Corp. amounted to RMB 11.816 billion. Excluding issuance expenses, the net proceeds from the issuance of A shares amounted to RMB 11.648 billion, of which RMB 7.766 billion was used in 2001 mainly for the acquisition of Sinopec National Star and to supplement the Company's working capital. In 2002, RMB 696 million was used mainly to cover the initial preparation costs of the southwest oil products pipeline project and to build the Ningbo-Shanghai-Nanjing crude oil pipeline. In 2003, RMB 1.514 billion was used, of which RMB 700 million was used for building the southwest oil products pipeline and RMB 814 million was used for building the Ningbo-Shanghai-Nanjing crude oil pipeline. RMB 1.061 billion was used in 2004 for the southwest oil products pipeline project. RMB 611 million was used during this reporting period for the southwest oil products pipeline project. As of 30 June 2005, the proceeds from issuance of A shares were exhausted.

4   ISSUANCE OF CORPORATE BONDS AND INTEREST PAYMENT
    On February 24, 2004, Sinopec Corp. successfully issued domestic 10-year term corporate bonds which amounted to RMB 3.5 billion with a credit rating of AAA and a fixed coupon rate of 4.61%. On September 28, 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.'s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on February 24, 2004 and September 28, 2004, respectively. The balance of the outstanding principal under the corporate bond issuance was RMB 3.5 billion as of December 31, 2005. As of February 24, 2006, Sinopec Corp. had repaid the full amount of coupon interest for the second interest payment year.

5   ISSUANCE OF SHORT-TERM COMMERCIAL PAPER
    On September 19, 2005, Sinopec Corp. convened the first Extraordinary General Meeting of Shareholders for 2005, at which a resolution was passed for issuance of short term commercial paper. For details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and Hong Kong Economic Times and South China Morning Post in Hong Kong on September 20, 2005. The tranche of six-month 2.54% commercial paper was issued on October 24, 2005 to institutional investors in PRC inter-bank bond market (excluding investors prohibited by relevant PRC laws and regulations), raising a total of RMB 10 billion.

6   ESTABLISHMENT OF SINOPEC CHEMICALS SALES COMPANY
    Sinopec Chemicals Sales Company was established on May 10, 2005 in Beijing. To meet the requirements posed by the new system and mechanism, the Chemicals Sales Company will integrate the Company's marketing strategy, branding strategy, market development, logistics optimisation, resource allocation and sales activities, so as to fully leverage the overall strength of extensive operations and maximise overall profitability.

7   AUDITORS
    At the Annual General Meeting of Sinopec Corp. for the year 2004 held on 18 May 2005, KPMG Huazhen and KPMG were re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2005, respectively, and the Board of Directors was authorised to determine their remunerations. As approved at the twenty-fifth meeting of the Second Session of the Board of Directors of Sinopec Corp., the audit fee for 2005 was HK$ 48 million. The financial statements for the year 2005 have been audited by KPMG Huazhen and KPMG. KPMG Huazhen's China registered Certified Public Accountants are Wu Wei and Zhang Jingjing.

    KPMG Huazhen and KPMG have provided auditing services to Sinopec Corp. for
    5.5 years, since the second half of 2000, and the first audit engagement was entered into in March 2001.

    During the reporting period, both KPMG Huazhen and KPMG did not provide any non-audit service to the Company.


 Auditors appointed                 KPMG Huazhen (Domestic)               KPMG (Overseas)

Audit fees of Sinopec Corp.          HK$ 1,500,000 (unpaid)       HK$ 21,500,000 (unpaid)
    for year 2005                      HK$ 1,500,000 (paid)         HK$ 23,500,000 (paid)
-----------------------------------------------------------------------------------------
Audit fees of Sinopec Corp.
    for year 2004                      HK$ 3,000,000 (paid)         HK$ 47,000,000 (paid)
-----------------------------------------------------------------------------------------
Audit fees of Sinopec Corp.
    for year 2003                      HK$ 3,000,000 (paid)         HK$ 52,000,000 (paid)
----------------------------------------------------------------------------------------
Travel and other expenses                 Borne by the firm             Borne by the firm
----------------------------------------------------------------------------------------


Note:
Most domestic and overseas listed subsidiaries of the Company appointed KPMG Huazhen and KPMG as their auditors, and a few domestic listed subsidiaries selected other firms as their auditors. Please refer to their respective annual reports for details about such subsidiaries' appointments and dismissals of auditing firms.

8   ACQUISITION OF SHARES OF BEIJING YANHUA HI-TECH CATALYST CO., LTD. HELD
    BY YANHUA HI-TECH CORP.,
    On June 21, 2005, Sinopec Corp. entered into an agreement with Beijing Yanhua Hi-tech Co., Ltd., pursuant to which Sinopec Corp. acquired 95% equity of Beijing Yanhua Hi-tech Catalyst Co., Ltd., held by Yanhua Hi-tech Corp., at a consideration of RMB 195 million.

9   DELISTING OF BEIJING YANHUA
    According to the Agreement of Merger by Absorption between Beijing Feitian Petrochemical Company Limited ("Beijing Feitian"), a wholly-owned subsidiary of Sinopec Corp. established for the purpose of such merger, and Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua") which was signed on 29 December 2004, Beijing Feitian would purchase the listed shares of Beijing Yanhua from shareholders at the price of HK$ 3.80 per share in cash, the total consideration being approximately HK$ 3.8456 billion. Beijing Yanhua was delisted on 11 May 2005. Please refer to Sinopec Corp.'s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2004 and 7 March 2005, respectively, for details.

10  THE TRANSFER OF STATE-OWNED LEGAL PERSON SHARES OF CHINA PHOENIX HELD
    BY SINOPEC CORP.
    On October 18, 2005, Sinopec Corp. and China Changjiang National Shipping Group ("Changhang Group") entered into a share transfer agreement, under which Sinopec Corp. agreed to transfer to Changhang Group a total of 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix). For further details, please refer to the "Report on Changes of Shareholdings in Sinopec Wuhan Phoenix Company Limited" dated October 20, 2005 published by Sinopec Corp. on the website of the Shanghai Stock Exchange. The proposed asset restructuring is pending approval by the China Securities Regulatory Commission ("CSRC").

11  MERGER BY ABSORPTION OF ZHENHAI REFINERY AND CHEMICALS
    According to the Agreement of Merger by Absorption between Ningbo Yonglian Co., Ltd. ("Ningbo Yonglian"), a wholly owned subsidiary of Sinopec Corp. established for the purpose of such a merger, and Sinopec Zhenhai Refinery and Chemicals Co., Ltd. ("ZRCC") signed on November 12, 2005, Ningbo Yonglian will purchase the listed H shares of ZRCC from its shareholders at the price of HK$ 10.60 per share in cash, the total consideration being HK$
    7.672 billion. For further details, please refer to Sinopec Corp.'s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on November 14, 2005. The proposed merger was approved on January 12, 2006 at the general meeting of shareholders and the general meeting of independent shareholders of ZRCC and was approved by the shareholders of Ningbo Yonglian, as well as by domestic and overseas securities regulators.

12  TENDER OFFER BY SINOPEC CORP. TO FOUR A-SHARE SUBSIDIARIES
    On February 25, 2006, the 24th meeting of the Second Session of the Board of Directors of Sinopec Corp. respectively approved its voluntary tender offers to acquire all the tradable shares of Sinopec Qilu Petrochemical Co., Ltd. at a price of RMB 10.18 per share, all the tradable shares of Sinopec Yangzi Petrochemical Co., Ltd. at a price of RMB 13.95 per share, all the tradable shares of Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd. at a price of RMB 12.12 per share, all the tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. at a price of RMB 10.30 per share and all the non-tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. held by investors other than Sinopec Corp. at a price of RMB 5.60 per share. For further details, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on February 16 and March 6, 2006 (Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd.'s announcements were only published in China Securities Journal and Securities Times).

13  MAJOR PROJECTS
    (1)Tianjin one million tpa ethylene project

       Sinopec Tianjin one million tpa ethylene and associated facilities project was approved by the State Council in December 2005. The project includes the ethylene project, revamping of refinery and thermal power generation facilities, with its total investment being about RMB 21 billion, and Sinopec Corp. is proceeding with preparatory work for the project.

    (2)ZRCC one million tpa ethylene project

       ZRCC one million tpa ethylene and associated facilities project was approved by the State Council in March 2006. The project includes the ethylene project, expansion of thermal power generation facilities, with its total investment being about RMB 22 billion, and Sinopec Corp. and ZRCC are proceeding with preparatory work for the project.

14  RECEIPT OF ONE-OFF REBATE FROM THE CENTRAL GOVERNMENT
    During the reporting period, international crude oil prices fluctuated and climbed at a high level, and domestic prices of refined oil products were tightly controlled. In December 2005, Sinopec Group Company received a Circular, referenced as Cai Qi [2005] No. 298, from the Ministry of Finance, pursuant to which the central government provided a one-off rebate of RMB 10 billion to Sinopec Group Company. Sinopec Corp. received RMB
    9.415 billion out of the RMB 10 billion, which has been included as other income in the financial statements for 2005.

15  THE TRANSFER OF STATE-OWNED SHARES FROM CBD AND CINDA TO SINOPEC GROUP
    COMPANY
    During the reporting period, China Development Bank ("CDB") and China Cinda Asset Management Corporation ("Cinda"), both of which are shareholders of Sinopec Corp., entered into a share transfer agreement with Sinopec Group Company, pursuant to which CDB and Cinda respectively transferred 2 billion (2.31% of the total issued shares of Sinopec Corp.) and 871,763,776 (1.01% of the total issued shares of Sinopec Corp.) state-owned shares to Sinopec Group Company. The respective total cash considerations of RMB 4.2 billion and RMB 1.8307 billion were paid to CDB and Cinda by Sinopec Group Company. The above-mentioned share transfers were completed on December 29, 2005.

16  PRELIMINARY PLAN FOR PROFIT APPROPRIATION FOR 2005
    In accordance with the provisions of Sinopec Corp.'s Articles of Association, the appropriation of profit for the relevant fiscal year would be conducted on the basis of distributable profit determined in accordance with the PRC Accounting Rules and Regulations or IFRS, whichever is lower. Thus, on the basis of the distributable profit of Sinopec Corp. audited under IFRS, which was RMB 38.907 billion, after deducting the statutory surplus reserve and the statutory public welfare fund totaled RMB7.912 billion, and deducting the final dividend for year 2004 distributed in 2005, the interim dividend for 2005 totaled RMB 10.404 billion, the amount of undistributed profit of Sinopec Corp. for 2005 was RMB 20.591 billion (for details please refer to Note 33 to the financial statements prepared under IFRS). On the basis of the total number of 86,702,439,000 shares at the end of 2005, the Board proposed a final dividend of RMB 0.09 per share (including tax) in cash for year 2005 (totaled RMB 7.803 billion), adding the distributed interim cash dividends of 0.04 per share (totaled RMB 3.468 billion), the total cash dividends for 2005 shall be RMB 0.13 per share (RMB 11.271 billion in total). The preliminary plan for profit appropriation will be subject to consideration and approval at Annual General Meeting of Shareholders for year 2005.

17  DE-REGISTRATION OF SINOPEC SHENGLI OIL FIELD CO., LTD.
    Sinopec Corp. de-registered Sinopec Shengli Oil Field Co., Ltd. and on January 16, 2006 established Shengli Oilfield branch. Prior to the de-registration, Sinopec Shengli Oil Field Co., Ltd. was a wholly owned subsidiary of Sinopec Corp.

18  REDUCTION OF EMPLOYEES
    Sinopec Corp. plans to reduce the number of employees by 100,000 through retirement, voluntary resignation and/or dismissal within 5 years, from 2001 to 2005, to improve its efficiency and profitability In 2005, Sinopec Corp. assumed RMB 369 million in voluntary resignation compensation for approximately 7,000 voluntarily resigned employees. By the end of 2005, the aggregate net headcount reduction during the past five years had amounted to 143,700 persons.

19  MATERIAL LITIGATION AND ARBITRATION EVENTS
    The Company was not involved in any material litigation or arbitration during the reporting period.


20  MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE

    Guarantees provided by the Company (excluding the guarantees provided for subsidiaries)

                                           Date of
                                        Occurrence                                                                       Whether
                                          (Date of     Guaranteed                                          Whether        for a
                                      Execution of         amount          Type of                       completed     connected
    Obligors                        the Agreement) (RMB millions)        guarantee                Term      or not     party (1)

    Shanghai Secco Petrochemical   9 February 2002          2,857       Joint and      9 February 2002          No           Yes
      Co, Ltd.                                                    several liability  -20 December 2021
--------------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical   9 February 2002          4,062       Joint and      9 February 2002          No           Yes
      Co, Ltd.                                                    several liability - 20 December 2013
--------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Co., Ltd.                7 March 2003          4,680       Joint and         7 March 2003          No           Yes
                                                                  several liability - 31 December 2008
--------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec Shell Coal    10 December 2003            377       Joint and     10 December 2003          No           Yes
      Gasification Co. Ltd.                                       several liability - 10 December 2017
--------------------------------------------------------------------------------------------------------------------------------
    Fujian Zhangzhao Expressway    21 January 2003             10       Joint and      21 January 2003          No           Yes
      Service Company Limited                                     several liability  - 31 October 2007
--------------------------------------------------------------------------------------------------------------------------------
    Balance of Guarantee by Shanghai
      Petrochemical for its associates and joint ventures        38                                             No           Yes
--------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee provided during the reporting period (2)                                                      None
--------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee outstanding at the end of the reporting period (2)                             RMB 12,024 million
--------------------------------------------------------------------------------------------------------------------------------
    Guarantees for subsidiaries
--------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee outstanding at the end of the reporting period                                      RMB 27 million
--------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee for subsidiaries outstanding at the end of the reporting period                  RMB 2,583 million
--------------------------------------------------------------------------------------------------------------------------------
     Total amount of guarantee (including those provided for subsidiaries)
--------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee(3)                                                                              RMB 14,607 million
--------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee as a percentage of Sinopec Corp.'s net assets                                                 6.7%
--------------------------------------------------------------------------------------------------------------------------------
    Guarantee provided for shareholders, effective controller and connected parties                                         None
--------------------------------------------------------------------------------------------------------------------------------
    Amount of debt guarantee provided directly or indirectly for
    the companies with liabilities to assets ratio of over 70%                                                   RMB 179 million
--------------------------------------------------------------------------------------------------------------------------------
    The amount of guarantee in excess of 50% of the net assets                                                              None
--------------------------------------------------------------------------------------------------------------------------------
    Total amount of the above three guarantee items(4)                                                           RMB 179 million
--------------------------------------------------------------------------------------------------------------------------------


    Note 1: As defined in the stock listing rules of Shanghai Stock Exchange.

    Note 2: The amount of guarantee provided during the reporting period and the amount of guarantee outstanding at the end of the reporting period include the guarantees provided by the subsidiaries to external parties. The amount of the guarantee provided by these subsidiaries is the guarantee provided by the Company's subsidiaries multiplied by the shareholdings held by Sinopec Corp. in such subsidiaries.

    Note 3: Total amount of guarantee is the aggregate of the above "total amount of guarantee outstanding at the end of the reporting period (excluding the guarantee provided for subsidiaries)"and "total amount of guarantee for subsidiaries outstandingEat the end of the reporting period".

    Note 4: "Total guarantee amount of the above three guarantee items" is the aggregate of "guarantee provided for shareholders, effective controller and connected parties", "amount of debt guarantee provided directly or indirectly Efor the companies with liabilities to assets ratio of over 70%" and "the amount guarantee in excess of 50% of the net assets". If the above three conditions are borne in one guarantee item, they will be calculated only once in the total amount.

Material Guarantees under Performance

At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide conditional guarantee in both domestic and foreign currencies for the Shanghai Secco project loan, and the amount of guarantee was equivalent to RMB 6.992 billion. For further details, please refer to Sinopec Corp.'s results announcement for the year 2001 published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 2 April 2002.

At the fourteenth meeting of the First session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of guarantee for completion of construction of the BASF-YPC project. On 7 March 2003, Sinopec Corp. entered into guarantee agreements for the completion of construction of the BASF-YPC project with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by these banks to BASF-YPC Co., Ltd. for completion of construction.

At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of an equity pledge for the BASF-YPC project loan on the condition that BASF should provide an equity pledge on the same terms.

At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board also approved the proposal regarding Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

At the thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp, the Board approved Sinopec Corp. in providing China International United Petroleum & Chemical Co., Ltd. with a credit line guarantee equivalent to RMB 2.421 billion.

21  DOMESTIC SHARE REFORM ON NON-TRADABLE SHARES
    The Company is currently reorganising its internal management systems to provide favorable conditions for such reform. Sinopec Group Company has not formed definitive plans for such reform with regard to Sinopec Corp.

22  GENERAL MEETING OF SHAREHOLDERS
    During the reporting period, Sinopec Corp. held two shareholders' general meetings in strict compliance with the procedures of notification, convening and holding as stipulated in relevant laws, rules and regulations and the Articles of Association of Sinopec Corp. For further details, please refer to the section "Summary of Shareholders' Meetings" of this report.

23  TRUSTEESHIP, SUB-CONTRACT AND LEASE
    During this reporting period, Sinopec Corp. did not have any omittion in disclosure for significant trusteeship, sub-contract or lease of any other company's assets, nor placed its assets to or under any other company's trusteeship, sub-contract or lease that is subject to disclosure.

24  OTHER MATERIAL CONTRACTS
    During this reporting period, Sinopec Corp. did not have any omittion in disclosure for any material contract that is subject to disclosure.

25  ENTRUSTED MONEY MANAGEMENT
    During this reporting period, Sinopec Corp. did not entrust or continuously entrust any outside party to carry out cash assets management on its behalf.

26  ASSET SECURED
    Details regarding the Company's secured assets as at 31 December 2005 are disclosed in Note 29 to the financial statements prepared under IFRS in this Annual Report.

27 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL
    As of December 31, 2005, none of Sinopec Corp.'s directors, supervisors and other senior management holds any share of Sinopec Corp.

    During this reporting period, none of the directors, supervisors or senior management or any of their respective associates had any interests and short positions in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which are required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of the Hong Kong Stock Exchange (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

28  PURCHASE, SALES AND REDEMPTION OF SHARES
    During the reporting period, neither Sinopec Corp. nor any of its affiliates repurchased, sold or redeemed any securities of Sinopec. Corp.

29  OTHER SIGNIFICANT EVENTS
    During this reporting period, neither Sinopec Corp., the Board of Directors of Sinopec Corp., nor the directors were subject to any investigation from the CSRC, nor was there any administrative penalty or circular of criticism issued by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Committee of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

CONNECTED TRANSACTIONS

1 AGREEMENTS CONCERNING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY
    In order to ensure the smooth continuation of normal production and of business transacted between the Company and Sinopec Group Company, the parties entered into a number of agreements on connected transactions prior to the overseas listings. Particulars of the connected transactions are set out below:

    (1) Agreement for the mutual supply of ancillary services for products, production and construction services ("Mutual Supply Agreement").

    (2) Sinopec Group Company provides trademarks, patents and computer software to the Company for use free of charge.

    (3) Sinopec Group Company provides cultural and educational, hygienic and community services to the Company.

    (4) Sinopec Group Company provides leasing of land and certain properties to the Company.

    (5)  Sinopec Group Company provides consolidated insurance to the Company.

    (6)  Sinopec Group Company provides shareholders' loan to the Company.

    (7) The Company provides agency marketing services on products to Sinopec Group Company.

    (8) The Company provides petrol stations franchisee licenses to Sinopec Group Company.

2 WAIVER OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY GRANTED BY THE HONG KONG STOCK EXCHANGE
    Pursuant to the Listing Rules of the Hong Kong Stock Exchange, the above connected transactions are subject to full disclosure, reporting and, depending on their nature and the value of the transaction, with prior approvals from independent directors and the Hong Kong Stock Exchange. Subsequently, relevant materials shall be disclosed in the annual report. At the time of its listing, Sinopec Corp. applied for waivers from the Hong Kong Stock Exchange of the requirement to fully comply with the disclosure requirements of the Listing Rules in respect of the transactions mentioned above. The Hong Kong Stock Exchange conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

    At the end of 2003, the above waiver conditionally granted by the Hong Kong Stock Exchange for disclosure requirements of the ongoing connected transactions, which had a term of three years (from 2001 to 2003), expired. Sinopec Corp. readjusted the cap amount for the ongoing connected transactions, and re-applied for a new 3-year waiver from disclosure requirements of ongoing connected transactions (from 2004 to 2006) with regard to the relevant major ongoing connected transactions and the cap amount of ongoing connected transactions (as defined in the announcement dated 28 October 2003) in accordance with the Listing Rules of the Hong Kong Stock Exchange, which exempts Sinopec Corp. from strict compliance with the relevant disclosure requirements and approval by shareholders with regard to the major ongoing connected transactions and exempts Sinopec Corp. from strict compliance with rules of relevant disclosure with regard to the cap amount of ongoing connected transactions. Those major ongoing connected transactions and the cap amount of ongoing connected transactions have been approved by the independent shareholders in the General Meeting of Shareholders. On December 24, 2003, the Hong Kong Stock Exchange conditionally agreed to grant new waivers of continuous disclosure obligations to Sinopec Corp. and granted Sinopec Corp. a waiver for a period of three fiscal years ending on December 31, 2006. Within this period, Sinopec Corp. is not required to comply with the Listing Rules of the Hong Kong Stock Exchange relevant to connected transactions disclosure and independent shareholders' approval of connected transactions, provided that it satisfies the conditions for the waivers which were set out in the letter from the Chairman incorporated in the circular concerning connected transactions and ongoing connected transactions which was dispatched to the holders of H shares on October 29, 2003 and published in the announcement of Sinopec Corp.'s Third Extraordinary General Meeting of Shareholders for the Year 2003 in China Securities Journal News, Shanghai Securities News and Securities Time on October 29, 2003.

3 THE PROVISIONS ON WAIVER OF DISCLOSURE AND APPROVAL OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE
    In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with the agreements and arrangements between the Company and Sinopec Group Company were fully disclosed. During the reporting period, there were no significant changes to the agreements governing the above mentioned connected transactions. The accumulated connected transactions for the year 2005 of Sinopec Corp. are in accordance with the related requirements under the Listing Rules of the Shanghai Stock Exchange.

4   CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
    The aggregate amount of connected transactions actually occurred in relation to the Company during the year was RMB 179.296 billion, of which, incoming trade amounted to RMB 84.073 billion, and outgoing trade amounted to RMB 95.223 billion (including, RMB 95.123 billion of sales of products and services, RMB 52 million of interest earned, RMB 48 million of income from agency fee). All of these transactions satisfied the conditions of waiver granted by the Hong Kong Stock Exchange. In 2005, the products and services provided by Sinopec Group Company (procurement, storage, transportation, exploration and production services, production-related services) to the Company were RMB 75.486 billion, representing 9.86% of the Company's operating expenses for year 2005, a decrease of 1.33 percentage points compared with those in 2004, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to the Company were RMB 1.79 billion, representing 0.23% of the operating expenses, with a slight decrease compared with 0.31% in the preceding year, which were within the cap of 2% for waiver. In 2005, the product sales from the Company to Sinopec Group Company amounted to RMB
    58.579 billion, representing 7.12% of the Company's operating revenue, which were within the cap of 14% for waiver. With regard to the Leasing Agreement for Land Use Rights, the amount of rent paid by the Company as of December 31, 2005 was approximately RMB 2.557 billion. With regard to the premium payable under SPI Fund Document, the amount of fund paid by the Company in 2005 shall not be less than the amount specified in the SPI Fund Document.

    Please refer to Note 35 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually occurred during the year.

    The above mentioned connected transactions in 2005 have been approved at the twenty-fifth meeting of the Second Session of the Board of Directors of Sinopec Corp.

    The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

    (a)  The transactions have been approved by the Board of Directors;

    (b) The transactions have been entered into for considerations consistent with the pricing policies as stated in the relevant agreements;

    (c) The transactions have been entered into in accordance with the terms of the respective agreements and documents governing the respective transactions; and

    (d)  The relevant amounts have not exceeded the relevant caps for waiver.

    After reviewing the abovetransactions, the independent directors of Sinopec Corp. have confirmed that:

    (a) The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

    (b) The transactions have been entered into based on one of the following terms:

         i   on normal commercial terms;

         ii on terms not less favorable than those available from/to independent third parties; or

         iii on terms that are fair and reasonable to the shareholders of Sinopec Corp., where there is no available comparison to determine whether item i or ii is satisfied; and

    (c) The total value of each category of transactions does not exceed its respective cap for waiver.

5   OTHER MATERIAL CONNECTED TRANSACTIONS DURING THE YEAR
    In the reporting period, there was no other connected transaction undisclosed which was required to be disclosed.

6 THE PRINCIPAL OPERATIONS CATEGORISED BY BUSINESS SEGMENTS AND THE STATUS OF THE CONNECTED TRANSACTIONS The following data are extracted from the financial statements prepared under the PRC Accounting Rules and Regulations.

                                                                                  Increase/income      Increase/     Increase/
                                                                                   from principal    decrease of   decrease of
                                                                                       operations        cost of  gross profit
                                                                                         compared      principal        margin
                                                                                         with the      operation compared with
                                               Income from       Cost of      Gross     preceding  compared with the preceding
                                                 principal     principal     profit          year  the preceding          year
                                                operations    operations     margin    percentage  year percent-    percentage
    Categorised by business segments        (RMB millions)(RMB millions)        (%)        points     age points        points
    Exploration and production                     104,285        38,464      57.28         37.18          10.12          7.30
-------------------------------------------------------------------------------------------------------------------------------
    Refining                                       469,266       463,682      (1.67)        33.11          41.98         (5.08)
-------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                      172,982       148,710      13.61         41.65          54.36         (6.96)
-------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                     462,464       426,727       7.60         33.79          39.59         (3.79)
-------------------------------------------------------------------------------------------------------------------------------
    Corporate and others                           121,265       118,117       2.57         53.22          50.67          1.64
-------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales            (531,147)     (527,451)       N/A           N/A            N/A           N/A
-------------------------------------------------------------------------------------------------------------------------------
    Total                                          799,115       668,249      14.23         35.30          45.52         (5.28)
-------------------------------------------------------------------------------------------------------------------------------
    Of which: connected transactions                80,096        74,628       5.90         36.38          37.70         (1.45)
-------------------------------------------------------------------------------------------------------------------------------
    Connected transactions         Please refer to Item 4 "Connected Transactions"
-------------------------------------------------------------------------------------------------------------------------------
    Principle of pricing for       (1) Government-prescribed prices and government-guided prices are adopted for products or
      connected transactions       projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.
-------------------------------------------------------------------------------------------------------------------------------



7   FUNDS PROVIDED BETWEEN CONNECTED PARTIES                                                UNIT: RMB MILLIONS

                                                          Funds provided to      Funds provided to the Company
                                                           connected party           by connected party
    Connected Parties                                 Occurrence        Balance    Occurrence        Balance
    Sinopec Group Company                                 (3,647)         2,488        (4,261)         5,418
-----------------------------------------------------------------------------------------------------------------
    Other Connected Parties                                  209            517             -              -
-----------------------------------------------------------------------------------------------------------------
    Total                                                 (3,438)         3,005        (4,261)         5,418
-----------------------------------------------------------------------------------------------------------------

    Use of fund and repayment plan as of the end of the reporting period

    Not-applicable

CORPORATE GOVERNANCE

1   IMPROVEMENT ON CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
    During the reporting period, Sinopec Corp. continued to work to improve its corporate governance, this primarily involved:

    (1) In line with the requirements of China Securities Regulatory Commission, Sinopec Corp. carried out investigation of use of its proceeds, guarantees, use of funds by connected parties and matters regarding enhancement of listed company quality, and rectified deficiencies uncovered in the inspection investigation process. The Audit Committee Rules was amended and refined in accordance with the requirements of domestic and foreign regulators and the composition of the Audit Committee of the Board of Directors was adjusted in a timely manner.

    (2) The internal control system was fully implemented. The internal control system was fully implemented in 2005 and comprehensive investigation was carried out over the implementation of branches and subsidiaries. In response to deficiencies uncovered in the investigation, the Internal Control Manual and complementary rules and regulations were further refined. The amended Internal Control Manual was approved by the Board of Director at the end of 2005 and came into effect from January 2006.

    (3) The directors, supervisors and senior management of Sinopec Corp. have carefully studied the Code on Corporate Governance Practices issued by the Hong Kong Stock Exchange. The Company drafted and the Board of Directors approved the "Rules for Securities Dealing by Company Employees", in accordance with the requirements under the Code on Corporate Governance Practices.

    (4) Sinopec Corp. has worked through various effective methods and routes to further optimise its rules and procedures for information disclosure and investor relations and endeavored to strengthen its communications with domestic and foreign investors and to continually improve corporate transparency.

    In 2005, Sinopec Corp. continued to be well regarded in the capital market and was awarded "Best Investor Relations (Large Cap)" in China and "Best Annual Report and Other Corporate Literature" by the periodical Investor Relations.

2 INDEPENDENT DIRECTORS' PERFORMANCE OF THEIR DUTIES AND CONFIRMATION OF INDEPENDENCE
    During the reporting period, the independent directors were very committed to carrying out their duties and fulfilling the fiduciary obligations as specified in the relevant laws, regulations and the Articles of Association. They attended meetings of both the Board of Directors (for the information about attendance, please refer to the Report of the Board of Directors in this Annual Report) and professional committees, and put forth many constructive comments and suggestions relating to the Company's development strategy, corporate governance, internal reform and production and operation. They were particularly concerned with the interests of individual shareholders and minority shareholders. They reviewed the documents submitted by the Company, listened to reports delivered by relevant personnel, gave independent comments on connected transactions, guarantees and appointment and dismissal of senior management officers, all of which ensured the interests of the Company and all shareholders are safeguarded.

    As required by Hong Kong Stock Exchange, Sinopec Corp. makes the following confirmations concerning its independent directors: Sinopec Corp. has received annual confirmations from all the independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. Sinopec Corp. considers all independent non-executive directors independent.

3   SEPARATION BETWEEN SINOPEC CORP. AND ITS CONTROLLING SHAREHOLDER
    Sinopec Corp. is independent from its controlling shareholder, Sinopec Group Company, in respect of business, personnel, asset, organisational structure and finance and has its own independent and comprehensive business operations and management capability.

4   SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEMES
    Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance evaluation and incentive schemes for the directors, supervisors and other senior management officers. Sinopec Corp. implements various incentive schemes like "Measures for Implementation of Senior Management Remuneration Packages".

    Remuneration for Sinopec Corp. directors, supervisors and other senior management officers consists of base salary and performance bonus, including contributions by Sinopec Corp. to pension plans for its directors, supervisors and other senior management officers.

    During the period of this report, the provision for the share appreciation rights has been made according to the terms as stipulated in "Measures on the First Granting of Stock Appreciation Rights for the Senior Management of Sinopec Corp."

5 COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
    For details, please refer to the website of Sinopec Corp. at http://english.sinopec.com/ en-ir/en-governance/index.shtml

6   CORPORATE GOVERNANCE REPORT

    (1) Compliance with Code on Corporate Governance Practices Since its listing, in accordance with the relevant requirements of the domestics and foreign regulating bodies, Sinopec Corp. has set up compliant corporate governance structures and has continually improved its Articles of Association, Rules and Procedures for the General Meeting of Shareholders, Rules and Procedures for the Meeting of Board of Directors, Rules and Procedures for the Meeting of Supervisory Committee and other related rules. The operations of the general meeting of shareholders, the Board of Directors (including the three professional committees: Strategies and Development Committee, Audit Committee, and Remuneration and Performance Evaluation Committee), the Supervisory Committee and the President's office are compliant and coordinated. At the same time, the Company has continually improved its internal control system and actively enhanced information disclosure and investor relations. The level of corporate governance has continually improved.

         Sinopec Corp.'s compliance with the Code on Corporate Governance Practices is principally as follows:

         A   Board of Directors

         A.1 Board of Directors
             Principle: The Company should be headed by an effective board which should assume responsibility for leadership and control of the Company.

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Board meetings shall be held                  X                The Board convenes at least a meeting every quarter.
             at least four times a year                                     In 2005, Sinopec Corp. convened nine Board meetings.
                                                                            For the information about attendances, please refer
                                                                            to the Report of the Board of Directors of this
                                                                            Annual Report.
-----------------------------------------------------------------------------------------------------------------------------------
             All directors are given an opportunity to     X                Pursuant to the Rules and Procedures for the Meeting
             include matters in the agenda for regular                      of Board of Directors, each Board member may submit
             Board meetings                                                 proposals for inclusion in to the agenda for Board
                                                                            meetings (including regular Board meetings).
-----------------------------------------------------------------------------------------------------------------------------------
             Notice of at least 14 days shall be given     X                For any regular meeting of the Board, a notice will
             of any regular meeting                                         be given 14 days in advance, while for other types
                                                                            of Board meetings, a notice will normally be given
                                                                            10 days in advance in line with the Rules and
                                                                            Procedures for the Meeting of Board of Directors.
-----------------------------------------------------------------------------------------------------------------------------------
             All directors should have access to the       X                Pursuant to Sinopec Corp.'s Articles of Association,
             advice and services of the Board Secretary                     the Board Secretary shall assist the directors in
                                                                            addressing the routine tasks of the Board, keep the
                                                                            directors informed and alerted about any regulation,
                                                                            policy and other requirements of domestic and
                                                                            foreign regulators and ensure that the directors
                                                                            observe domestic and foreign laws and regulations as
                                                                            well as the Articles of Association and other
                                                                            related regulations when performing their duties and
                                                                            responsibilities.
-----------------------------------------------------------------------------------------------------------------------------------

         A.2 Chairman and the Chief Executive Officer
             Principle: Distinction of the Board of Directors from the Management

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             The respective roles of the Chairman and      X                Mr. Chen Tonghai serves as Chairman of the Board,
             the Chief Executive Officer shall be separate,                 while Mr. Wang Tianpu serves as the President. The
             and shall be clearly established and set out                   Chairman is elected by a simple majority vote, while
             in writing                                                     the President will be nominated by the Chairman and
                                                                            appointed by the Board. The duties and
                                                                            responsibilities of the Chairman and the President
                                                                            are separate and the scope of their respective
                                                                            duties and responsibilities are set forth in the
                                                                            Articles of Association.
-----------------------------------------------------------------------------------------------------------------------------------
             The Chairman shall ensure that all directors  X                Each of the directors will normally receive meeting
             are properly briefed on issues arising                         information and related documents 10 days before the
             at board meetings                                              Board meeting, as well as special briefing if
                                                                            necessary. In addition, the Board Secretary will
                                                                            prepare meeting materials such as related
                                                                            explanations for each proposal, so as to ensure that
                                                                            each of the directors clearly understands the
                                                                            content of each proposal.
-----------------------------------------------------------------------------------------------------------------------------------
             The Chairman shall be responsible for         X                Under the Articles of Association, the President
             ensuring that directors receive adequate                       shall provide necessary information and materials to
             information in a timely manner                                 each of the directors, and each of the directors may
                                                                            request the President, or request, via the
                                                                            President, relevant departments to provide
                                                                            information and explanations necessary for a prompt,
                                                                            informed and prudent decision.
-----------------------------------------------------------------------------------------------------------------------------------

         A.3 Board Composition
             Principle: the Board shall have a combination of appropriate skills and experience.

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Board Composition                             X                The Board is made up of 13 members, each with
                                                                            extensive professional and governance experiences.
                                                                            Of the 13 members, 4 are independent non-executive
                                                                            directors. Over 1/2 of the Board are non-executive
                                                                            directors and independent non-executive directors.
                                                                            Sinopec Corp. has received from each independent
                                                                            non-executive director a letter of confirmation for
                                                                            2005 regarding its qualification under relevant
                                                                            independence requirements set out in rule 3.13 of
                                                                            the Listing Rules of the Hong Kong Stock Exchange.
                                                                            Sinopec Corp. considers that each of the independent
                                                                            non-executive directors is independent.
-----------------------------------------------------------------------------------------------------------------------------------

         A.4 Appointment; Re-election and Removal
             Principle: there should be a formal, prudent and transparent procedures for appointment of directors

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Non-executive directors should be appointed   X                Pursuant to the Articles of Association, terms of
             for a specific term                                            each session of the Board (including non-executive
                                                                            directors) shall be 3 years.
-----------------------------------------------------------------------------------------------------------------------------------
             Each of the directors shall be subject to     X                Pursuant to the Articles of Association, all
             election and to retirement by rotation at                      directors shall be elected by the general meeting
             least once every three years                                   of shareholders, each for a term of 3 years. The
                                                                            Board is not authorised to fill casual vacancies.
-----------------------------------------------------------------------------------------------------------------------------------

         A.5 Responsibility of Directors
             Principle: Each director is required to keep abreast of his responsibilities as a director

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Each newly appointed director shall be        X                For each new appointment, Sinopec Corp. will
             inducted on the first occasion of his                          arrange for professional consultants, including
             appointment                                                    PRC and Hong Kong lawyers, to induct the newly
                                                                            appointed director.
-----------------------------------------------------------------------------------------------------------------------------------
             Non-executive directors shall have certain    X                Non-executive directors have certain authorities,
             authorities                                                    including decision making for the Board in case of
                                                                            abstention of executive directors to avoid conflict
                                                                            of interest, and to serve on Board committees.
-----------------------------------------------------------------------------------------------------------------------------------
             Every director shall ensure that he can give  X                Sinopec Corp. considers that each of the directors
             sufficient time and attention to the affairs                   can devote enough time and efforts to the affairs of
             of the Company and should not accept the                       the Company.
             appointment if he cannot do so
-----------------------------------------------------------------------------------------------------------------------------------
             Every director must comply with its           X                Upon inquiry, each of the directors confirmed that
             obligations under the Model Code set out in                    he has always complied with the Model Code during
             Appendix 10; the Board of Directors shall                      the reporting period. Sinopec Corp. formulated
             develop written guidelines for the dealings                    "Rules for Employee Dealing in Securities" in 2005
             by employees in the issuer's securities                        in accordance with the Code on Corporate Governance
                                                                            Practices.
-----------------------------------------------------------------------------------------------------------------------------------

         A.6 Supply and Access to Information
             Principle: Directors should be provided in a timely manner with appropriate information.

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             The agenda and accompanying board documents   X                According to the Rules and Procedures for the Meeting
             shall be sent at least 3 days before the                       of Board of Directors, the meeting agenda and related
             intended date of the meeting                                   documents should normally be sent out 10 days in
                                                                            advance. Each director is entitled to request other
                                                                            related information.
-----------------------------------------------------------------------------------------------------------------------------------
             The management has an obligation to supply    X                The Board Secretary is responsible for organising
             the board directors with adequate information                  and preparing materials for Board meetings, including
             relevant to the meeting                                        preparation of explanations for each proposed agenda
                                                                            to enable clear understanding by each director.
-----------------------------------------------------------------------------------------------------------------------------------
             All directors are entitled to have access     X                All directors may inspect Board minutes and related
             to board minutes and related materials                         data at any time.
-----------------------------------------------------------------------------------------------------------------------------------

         B   Remuneration and related Disclosure
             Principle: The director remuneration system should be transparent.

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             A remuneration committee shall be set up      X                A Remuneration and Performance Evaluation Committee
             with written scope of authorities                              has been set up, its members including director Shi
Wanpeng (Chairman), director Chen Qingtai (Deputy
                                                                            Chairman), director Zhang Youcai (Deputy Chairman),
                                                                            director Mu Shuling (Commissioner) and director Liu
                                                                            Genyuan (Commissioner), one of its main authorities
                                                                            is to propose to the Board related remuneration
                                                                            plans for directors and senior managements officers.
                                                                            Its written scope of authorities are available for
                                                                            inspection from the Board Secretary.
-----------------------------------------------------------------------------------------------------------------------------------
             The Remuneration Committee shall consult      X                The Remuneration and Performance Evaluation Committee
             the Chairman and/or President about proposed                   has always consulted the Chairman and the President
             remuneration for other executive directors,                    regarding proposed compensations to other executive
             and shall have access to professional advice                   directors.
             if necessary
-----------------------------------------------------------------------------------------------------------------------------------
             The Remuneration Committee shall be           X                Committee member may obtain independent professional
             provided with sufficient resources to                          advice. Costs arising from or in connection with such
             discharge its duties and responsibilities                      consultation are borne by the Company.
-----------------------------------------------------------------------------------------------------------------------------------

         C   Accountability and Audit

         C.1 Financial Reporting
             Principle: The Board should present a balanced, clear and comprehensive assessment of the company's performance, status and prospects.

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Management should provide such explanation    X                Sinopec Corp. has adopted an internal mechanism to
             and information to the board as will enable                    ensure that the management and related Sinopec Corp.
             the board to make informed assessment                          departments have provided sufficient financial data
             of the financial and other information put                     to the board and its audit committee.
             before the board for approval
-----------------------------------------------------------------------------------------------------------------------------------
             The directors should acknowledge their        X                The directors are responsible for supervising the
             responsibility for preparing the accounts                      preparation of accounts for every fiscal period to
             and there should be a statement by the                         ensure an authentic and fair presentation of the
             auditors about their reporting responsibil-                    business status, performance and cash flows
             ities in the auditor's report on the financial                 year ended fiscal period. When preparing the accounts
              statements                                                    for the ending on December 31, 2005, the directors
                                                                            have consistently applied appropriate accounting
                                                                            policies, made reasonable and prudent judgment and
                                                                            estimates and prepared the accounts on a
                                                                            going-concern basis.
-----------------------------------------------------------------------------------------------------------------------------------
             The board should acknowledge its responsi-    X                Sinopec Corp. is in compliance with the Listing
             bility for financial disclosure, reports                       Rules by publishing its annual, interim and
             submitted to regulators as well as other                       quarterly results.
             disclosure required under statutory
             requirements                                                   Sinopec Corp. has adopted an internal mechanism for
                                                                            ensuring formal disclosure of price-sensitive
                                                                            information.
-----------------------------------------------------------------------------------------------------------------------------------

         C.2 Internal Control
             Principle: The issuer should maintain sound and effective internal controls

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             The directors shall at least annually         X                Sinopec Corp. has established an internal control
             conduct a review of the effectiveness                          system to assist the Company in achieving all
             of the system of internal control of the                       business targets and guarding the safety of its
                                                                            assets, ensuring that the Company maintains proper
                                                                            accounting records to provide reliable financial
                                                                            information for internal use and public disclosures
                                                                            and ensuring compliance with related rules and
                                                                            regulations. During the reporting period, Sinopec
                                                                            Corp. conducted comprehensive of its branches and
                                                                            subsidiaries to review the implementation of
                                                                            internal control system, and in response to problems
                                                                            uncovered in the investigation, the Internal Control
                                                                            Manual and related systems were further refined and
                                                                            improved.
-----------------------------------------------------------------------------------------------------------------------------------

         C.3 Audit Committee
             Principle: The arrangements regarding the board and company auditors should be formal and transparent

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Minutes of the committee meeting shall be     X                The minutes of committee meeting are kept by a
             kept by a duly appointed secretary of the                      general office under the committee. The draft and
             meeting. The draft and final minutes shall                     final minutes are generally sent out to each of the
             be sent to all members of the committee                        committee members within a reasonable period after
             within a reasonable period after the meeting                   the meeting.
-----------------------------------------------------------------------------------------------------------------------------------
             A former partner of the issuer's current      X                The audit committee members include Messrs. Chen
             auditing firm shall be refrained from                          Qingtai (Chairman), Shi Wanpeng (Deputy Chairman),
             acting as a member of the issuer's audit                       Zhang Youcai (Deputy Chairman) and Ho Tsu Kwok,
             committee                                                      Charles (Commissioner). As verified, none of the
                                                                            members had served as a partner to the current
                                                                            auditing firm.
-----------------------------------------------------------------------------------------------------------------------------------
             The written terms of reference of the audit   X                During this reporting period, the Audit Committee
             committee (including the minimum requirements                  Rules was further improved with supplementary
             regarding authority and duties) shall be made                  provisions. The main authorities of the committee
             available for inspection or be posted                          include: make recommendations on appointment of
             on the website                                                 external auditors, reviewannual, interim and
                                                                            quarterly financial statements, make recommendations
                                                                            on adoption of accounting policies and changes to
                                                                            financial reporting requirements. The written terms
                                                                            of reference are available for inspection at the
                                                                            secretariat of the board.

                                                                            During the reporting period, the Audit Committee
                                                                            held three meetings which were attended by all its
                                                                            members. For details, please refer to the Report of
                                                                            the Board of Directors of this Annual Report.
-----------------------------------------------------------------------------------------------------------------------------------
             Where the board disagrees with the audit      X                The board and the audit committee did not have any
             committee's view on selection, appointment,                    different opinion  in 2005.
             resignation or dismissal of external auditors,
             such disagreement shall be set out in the
             Corporate Governance Report
-----------------------------------------------------------------------------------------------------------------------------------
             The audit committee should be provided with   X                The committee members may seek independent profess-
             sufficient resources to discharge its duties                   ional advice, the costs of which will be borne by
                                                                            the Company.
-----------------------------------------------------------------------------------------------------------------------------------

         D   Delegation by the Board

         D.1 Management function of the Board
             Principle: The scope of authorisation should be clear

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             The board should give clear directions        X                The board, the management and each of the board
             as to the powers of management, in particular,                 committees have clear terms of reference. The
             as to circumstances where the management                       Articles of Association and the Rules and Procedures
             should obtain prior approval or authorisation                  for the General Meeting of Shareholders and the
             from the board                                                 Rules and Procedures for the Meeting of Board of
                                                                            Directors have clear scope regarding the duties and
                                                                            authorities of the Board and the management, which
                                                                            are posted on the Website of Sinopec Corp. at
                                                                            http://www.sinopec.com.cn.
-----------------------------------------------------------------------------------------------------------------------------------

         D.2 Board committees
             Principle: Board committees should be formed with specific written terms of reference

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Where board committees are established        X                The board, the management and each of the board
             to deal with matters, the board should                         committees have clear terms of reference.
             subscribe sufficiently clear terms of
             reference to enable the committee to properly
             discharge its functions
-----------------------------------------------------------------------------------------------------------------------------------
             The terms of reference of the board           X                The rules of the board committees require such
             committees should require such committees to                   committees to report to the Board on their decision
             report to the board on their decisions and                     and recommendations.
             recommendations
-----------------------------------------------------------------------------------------------------------------------------------

         E   Effective communication with shareholders

         E.1 Effective communication
             Principle: The board should endeavor to maintain an ongoing dialogue with shareholders

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             In respect of a substantially separate issue  X                A separate resolution is always proposed for each
             at a general meeting of shareholders, a                        substantially separate issue.
             separate resolution shall be proposed by the
             chairman of that meeting
-----------------------------------------------------------------------------------------------------------------------------------
             The chairman of the board shall attend        X                The chairman of the Board attended the annual general
             the annual general meeting and shall arrange                   meeting of 2004.
             the chairman of the audit, remuneration and
             nomination committees to attend (as
             appropriate)
-----------------------------------------------------------------------------------------------------------------------------------

         E.2 Voting by poll
             Principle: The issuer should regularly inform shareholders of the procedures for demanding a poll.

                                                           Whether
             Code Provisions                               Complied with    Compliance by Sinopec Corp.

             Voting by poll is required under certain      X                To ensure the interests of all shareholders, all
             circumstances in the general meeting                           resolutions at the general meetings are subject to
                                                                            voting by poll.
-----------------------------------------------------------------------------------------------------------------------------------

    (2)  Nomination of Directors

         The Board of Sinopec Corp. has not established Nomination Committee. No director nominations were made in 2005.

         According to the Articles of Association, the list of director candidates is submitted to the general meeting of shareholders by way of a proposal.

         Independent directors shall be nominated by the board of directors, the Supervisory Committee and shareholders who individually or jointly hold 1% or more of the voting stock of the Company and be elected by the general meeting of shareholders. All other directors other than independent directors shall be nominated by the board of directors, the Supervisory Committee and shareholders who individually or jointly hold 5% or more of the voting stock of the Company and be elected by the general meeting of shareholders.

    (3)  Other Information about Sinopec Corp.'s Corporate Governance

         For information regarding changes in share capital and shareholdings of principal shareholders, please refer to Page 10; for information regarding general meetings of shareholders, please refer to Page 63; for information regarding meetings of the board of directors, please refer to Page 64; for information regarding equity interests of directors, supervisors and senior management officers, please refer to Page 27; for information regarding resume and annual remuneration of directors, supervisors and senior management officers, please refer to Page 74; and for information regarding external auditors, please refer to Page 83.

SUMMARY OF SHAREHOLDERS' MEETINGS

During the reporting period, Sinopec Corp. convened two general meetings of shareholders in strict observance of relevant laws, regulations and the provisions of the Articles of Association regarding notification, convening and holding of general meetings, the specifics of the general meetings are as follows:

1 The Annual General Meeting of Shareholders for 2004 was Held on 18th May 2005 at Crowne Plaza Beijing-Park View Wuzhou.

    For further details regarding the General Meeting of Shareholders for the year 2004, please refer to the announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 19 May 2005.

2 An Extraordinary General Meeting of Shareholders for 2005 was Held on 19th September 2005 at Crowne Plaza Beijing-Park View Wuzhou.

    For further details regarding the Extraordinary General Meeting of Shareholder for year 2005, see the relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 20 September 2005.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2005 for review.

1   THE MEETINGS OF THE BOARD OF DIRECTORS
    During the period of this report, nine Board meetings were held, details of which are as follows:

    (1) The fifteenth meeting of the Second Session of the Board of Directors was held at Sinopec Corp. head office on 25th March 2005.

         For details of this meeting, please refer to relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 28th March 2005.

    (2) The sixteenth meeting of the Second Session of the Board of Directors was held at Sinopec Corp. head office on 25th March 2005.

         For details of this meeting, please refer to relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 28th March 2005.

    (3) The seventeenth meeting of the Second Session of the Board of Directors was held on 28th April 2005 by way of written resolution, at which the First Quarterly Report of 2005 was approved.

    (4) The eighteenth meeting of the Second Session of the Board of Directors was held on 29th July 2005 by way of written resolution.

         For details of this meeting, please refer to relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 1st August 2005.

    (5) The nineteenth meeting of the Second Session of the Board of Directors was held at Sinopec Corp. head office on 26th August 2005.

         For details of this meeting, please refer to relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 29th August 2005.

    (6) The twentieth meeting of the Second Session of the Board of Directors was held on 27th October 2005 by way of written resolution, at which the Third Quarterly Report of 2005 was approved.

    (7) The twenty-first meeting of the Second Session of the Board of Directors was held on 12th November 2005 by way of written resolution.

         For details of this meeting, please refer to relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 14th November 2005.

    (8) The twenty-second meeting of the Second Session of the Board of Directors was held on 25th November 2005 by way of written resolution.

         For details of this meeting, please refer to relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 28th November 2005.

    (9) The twenty-third meeting of the Second Session of the Board of Directors was held on 28th December 2005 by way of written resolution, at which the amended Internal Control Manual was approved for due implementation starting from 1st January 2006.

2 IMPLEMENTATION OF RESOLUTIONS PASSED AT SHAREHOLDERS' MEETING BY THE BOARD OF DIRECTORS
    During the period of this report, all members of the Board of Directors of Sinopec Corp. carried out their duties diligently and responsibly in accordance with the relevant laws and regulations and the Articles of Association, duly implemented the resolutions passed at the shareholders' meetings, and accomplished the various tasks entrusted to them at the shareholders' meetings.

3   ATTENDANCE OF DIRECTORS AT THE BOARD OF DIRECTORS MEETINGS
    During this reporting period, the Board held nine meetings. The attendance of directors describes as follows:

                                                             Counts of        Counts of
                                                            attendance      commissioned
    Name                                            by himself (times) attendance (times)
    Chen Tonghai                                                     9                 0
    -------------------------------------------------------------------------------------
    Wang Jiming                                                      9                 0
    -------------------------------------------------------------------------------------
    Mou Shuling                                                      6                 3
    -------------------------------------------------------------------------------------
    Zhang Jiaren                                                     9                 0
    -------------------------------------------------------------------------------------
    Cao Xianghong                                                    9                 0
    -------------------------------------------------------------------------------------
    Liu Genyuan                                                      9                 0
    -------------------------------------------------------------------------------------
    Gao Jian                                                         6                 3
    -------------------------------------------------------------------------------------
    Fan Yifei                                                        6                 3
    -------------------------------------------------------------------------------------
    Chen Qingtai (Independent Director)                              9                 0
    -------------------------------------------------------------------------------------
    Ho Tsu Kwok, Charles (Independent Director)                      7                 2
    -------------------------------------------------------------------------------------
    Shi Wanpeng (Independent Director)                               8                 1
    -------------------------------------------------------------------------------------
    Zhang Youcai (Independent Director)                              6                 3
    -------------------------------------------------------------------------------------
    Cao Yaofeng                                                      9                 0
    -------------------------------------------------------------------------------------

4   MEETINGS OF PROFESSIONAL COMMITTEES

    (1)  Meetings of the Audit Committee
         During the reporting period, the Audit Committee under the Second Session of the Board of Directors held three meetings, and also held a meeting with auditors, details of which are as follows:

         a. The third meeting of the Second Session of the Audit Committee was held on 24th March 2005 by way of written resolutions, whereby the Explanation on the Operating Business and Financial Positions of Year 2004, Explanation on Audit for Year 2004, Explanation on Amending the Audit Committee Rules, as well as the Financial Statements for Year 2004 as audited by KPMG Huazhen and KPMG respectively in accordance with PRC accounting rules and regulations and IFRS were reviewed and the Opinions on the Reviewing of the Financial Statements for the Year 2004 was issued.

         b. The fourth meeting of the Second Session of the Audit Committee was held on 25th August 2005 by way of written resolutions, whereby the Explanation on the Operating Business and Financial Positions of the First Half of 2005, Explanation on Audit for the First Half of Year 2005, and the Financial Statements for the first half of Year 2005 as audited by KPMG Huazhen and KPMG respectively in accordance with PRC accounting rules and regulations and IFRS, were reviewed and the Opinions on the Reviewing of the Financial Statements for the First Half of Year 2005 was issued.

         c. The fifth meeting of the Second Session of the Audit Committee was held on 27th October 2005 by way of written resolutions, whereby the Third Quarterly Report of 2005 was reviewed and the Opinions on the Reviewing of the Financial Statements for the Third Quarter of Year 2005 was issued.

         d. The meeting between the Second Session of the Audit Committee and auditors of the Company was held at the headquarters of Sinopec Corp. on 31st March 2006, whereby auditors of the Company was consulted in detail about audit of Sinopec Corp. for 2005.

    (2)  Meetings of the Strategies and Development Committee
         During the reporting period, the second session of the Strategies and Development Committee under the Second Session of the Board of Directors held one meeting on 24th March 2005 by way of written resolutions, whereby the Explanation on Tianjin 1 million tonnes per annum ethylene and auxiliary facilities project, the Explanation on Zhenhai 1 million tonnes per annum ethylene and auxiliary facilities project were reviewed. The Opinions on the Reviewing of the Tianjin 1 million tonnes per annum ethylene and auxiliary facilities project and the Opinions on the Reviewing of the Zhenhai 1 million tonnes per annum ethylene and auxiliary facilities project were issued.

5 THE INDEPENDENT DIRECTORS PRESENTED ITEMISED EXPLANATIONS AND INDEPENDENT OPINIONS ON THE COMPANY'S ACCUMULATED AND CURRENT EXTERNAL GUARANTEES FOR THE YEAR 2005:
    In accordance with the requirements by the Shanghai Stock Exchange, we, as the independent directors of Sinopec Corp., have carefully reviewed the accumulated and current external guarantees by Sinopec Corp. for 2005, and would describe as follows:

    The outstanding aggregate external guarantees by Sinopec Corp. in 2005 totaled approximately 14.607 billion, accounting for around 6.7% of the Company's net assets and decreased by approximately RMB 192 million compared with that of 2004. The external guarantees occurring prior to 2005 had been disclosed in detail in the 2004 Annual Report.

    We present our opinions as follows:

    No external guarantees were issued in 2005. External guarantees occurring before 2005 had been subjected to review and approvals in accordance with relevant laws and regulations and various internal documents including the Articles of Association. The disclosures about such external guarantees was authentic and complete and the potential risks under these guarantees were revealed. For any external guarantees in the future, Sinopec Corp. shall continue to strictly observe relevant provisions regarding guarantees, in order to protect the interests of Sinopec Corp. and of the shareholders in general.

6   FINANCIAL PERFORMANCE
    The financial results of the Company for the year ended 31 December 2005 prepared in accordance with IFRS and its financial position as at that date and its analysis are set out from page 123 to page 163 in this Annual Report.

7   DIVIDEND
    At the 25th meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final dividend of RMB 0.13 per share (including tax) in cash and thus the dividends in cash declared for 2005 totaled RMB 11,271 billion. After deducting the interim cash dividend, the final cash dividend per share for distribution would be RMB 0.09. The distribution proposal will be implemented upon approval by the Annual General Meeting of Shareholders for 2005. The final dividends will be distributed on or before 30th June 2006 (Friday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 16th June 2006 (Friday). The register of members of Sinopec Corp.'s H shares will be closed from 12th June 2006 (Monday) to 16th June 2006 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on 9th June 2006 (Friday) for registration.

    The dividend for holders of domestic shares will be denominated, declared and paid in Renminbi and the dividend for holders of foreign shares will be denominated, declared and paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be the mean of the exchange rates of Hong Kong dollars to Renminbi as announced by the People's Bank of China during the week prior to the date of declaration of dividend.

    Generally, an individual shareholder of H shares or an individual holder of American Depository Shares (ADSs) who is resident and domiciled in the UK will be liable to UK income tax on the dividend received from Sinopec Corp. (after deducting relevant pre-tax deductions and tax credit). Where an individual shareholder of H shares receives a dividend from Sinopec Corp. without any deduction of tax, the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the applicable rate (currently 10 % in the case of a taxpayer subject to a basic rate or a lower rate, and 32.5 % in the case of a taxpayer subject to a higher rate). Where tax is withheld from the dividend, credit may be claimed against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. If such a withholding is required, Sinopec Corp. will assume responsibility for withholding that tax regarding the income with a source within the PRC. The current Chinese-UK Double Taxation Agreement provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is generally limited to 10% of the gross dividend.

    Individual holders of H Shares or holders of ADSs who are UK resident but are not domiciled in the UK (and have submitted a claim to that effect to the UK Inland Revenue), will generally only be liable to income tax on any dividend received from Sinopec Corp. to the extent that it is repatriated to the UK.

    Generally, a shareholder of H shares or a holder of ADSs which is a UK tax resident and UK domiciled will be liable to UK income tax or corporation tax (as appropriate and at the rates of tax applicable to the shareholder or holder) on any dividend received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADSs which is a UK tax resident may be entitled to relief for "underlying" tax paid by Sinopec Corp. or its subsidiaries.

8   MAJOR SUPPLIERS AND CUSTOMERS
    During this reporting period, the total amount of purchase from the five largest suppliers of the Company represented 37.68% of the total amount of purchase made by the Company, of which purchases from the largest supplier represented 15.87% of the total purchases made by the Company. The total amount of sales to the five largest customers of the Company represented 8% of the total annual sales of the Company.

    During this reporting period, except for the connected transactions with the controlling shareholder Sinopec Group Company and its subsidiaries, as disclosed in Connected Transaction Section of this Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

9   BANK LOANS AND OTHER BORROWINGS
    Details of bank loans and other borrowings of the Company as of 31 December 2005 are set out in Note 29 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

10  FIXED ASSETS
    During this reporting period, changes to the fixed assets of the Company are set out in Note 18 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

11  RESERVES
    During this reporting period, changes to the reserves of the Company are set out in the Consolidated Statement of Changes in Equity in the Financial Statements prepared in accordance with IFRS in this Annual Report.

12  DONATIONS
    During the reporting period, the amount of donations made by the Company totaled around RMB 203 million, which was primarily used for education and development of poor areas.

13  PRE-EMPTIVE RIGHTS
    Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue of its shares to its existing shareholders in proportion to their shareholdings.

14 PURCHASE, SALES AND REDEMPTION OF SHARES Refer to "Significant Events" of this Annual Report.

15  RISK FACTORS
    In the course of its production and operations, Sinopec Corp. will actively take various measures to mitigate operational risks. However, in practice, it may not be possible to prevent all risks and uncertainties.

    (1) Fluctuation of Crude Oil Prices: a significant amount of the Company's demand for crude oil is satisfied from external purchases. In recent years, the international crude oil prices continued to be volatile and remained at a high level and are subject to wild fluctuations. Although the Company has taken flexible measures to cope with the high prices, it may not be fully shielded from risks associated with any wild fluctuation of the international crude oil prices.

    (2) Cyclic Effects: as an integrated energy and chemicals company, the Company is also subject to cyclic effects which characterise to the chemicals industry. Affected by the fast growth of new production capacities worldwide and oil price fluctuation, the gross profit margin in the chemicals industry may fall, and the operational performance of the Chemicals Segment may be affected by cyclic factors.

    (3) Government Regulation: although the government is gradually liberalising the petroleum and petrochemicals sector, the petroleum and petrochemical industry in China are still subject to some form of regulation, which include: issuing petroleum production License, setting of guidance prices for retail of gasoline and diesel, provision and pricing of certain resources and services, determination of taxes and fees, formulation of import & export quotas and procedures, formulation of safety, quality and environmental protection standards. Such regulation may have material effect over the operations and economic returns of the Company.

    (4) Full market access: under China's commitments for access into the WTO, the refined oil products market will be fully opened soon and market competition will grow fiercer. Although the Company has actively taken various measures and optimised its sales network for refined oil products, it may still experience some of the impact from full market access.

    (5) Uncertainties with Oil & Gas Reserves: various data disclosed in this annual report, including the oil and gas reserves, are only estimates derived by adoption of certain appraisal methods. The reliability of such estimates depends on many factors including techniques used and involves various uncertainties, and there is a risk that the actual data may differ substantially from such estimates.

    (6) Operational Risks and Natural Disasters: the process of chemical production is exposed to the risk of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has formulated and is implementing a strict HSE management system, in an effort to avoid such risks as much as possible. The Company also subscribed to the SPI Fund. However, it may happen that the claimed proceeds under the SPI fund is not enough to cover actual financial losses suffered by the Company.

    (7) Exchange Rate and Interest Rate: according to the existing rules of foreign exchange, the government has lifted the control over foreign exchange transactions under current accounts, but foreign exchange transactions under capital accounts still need approval from the State Administration of Foreign Exchange. These restrictions may influence the Company's ability to get foreign currencies through financing activities or the ability to get foreign currencies for capital expenditure. On 21st July 2005, China began to adopt an administered floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Exchange rate fluctuation may also have certain impact on the operations of the Company.



By Order of the Board
Chen Tonghai
Chairman

Beijing China
31 March 2006

REPORT OF THE SUPERVISORY COMMITTEE

To all shareholders:

During this reporting period, all members of the Supervisory Committee observed the principle of good faith and duly fulfilled their supervisory duties in accordance with the Company Law of the PRC and the relevant provisions of the Articles of Association of Sinopec Corp. to safeguard the rights of the shareholders and the interest of the Company.

During this reporting period, the Supervisory Committee held two meetings.

At the fifth meeting of the Second Session of the Supervisory Committee held on 25 March 2005, the Committee reviewed the report submitted by the Department of Finance on Operating Results and Financial Positions for Year 2004 and the Explanatory notes on the auditor's report submitted by KPMG. It also considered and approved the Financial Statements for Year 2004, Annual Report for Year 2004 as well as its relevant summary, and the Proposal on Profit Appropriations for Year 2004; discussed and approved the Report of the Supervisory Committee for Year 2004 and the Work Plan for Year 2005. The Supervisory Committee also notified in writing investigation and inspection of Wuhan Petroleum and Taishan Petroleum undertaken by some supervisors and the relevant resolutions were passed at the meeting.

At the sixth meeting of the Second Session of the Supervisory Committee held on 26 August 2005, the Committee considered and approved the Interim Financial Report for the First Half of 2005, the Interim Report for the First Half of 2005 and its summary, and the Proposal on profit appropriations for the First Half of 2005.It also notified in writing visits to and inspection of the southwest subsidiary, the northwest sales subsidiary and Sichuan and Chongqing subsidiary undertaken by some supervisors and the relevant resolutions were passed on the meeting.

In addition, the Supervisory Committee exercised oversight over major decisions of the Company, such as capital operations, asset restructuring, connected transactions and dividend distribution, by attending meetings of the Board of Directors.

Through its diligent performance of supervisory and oversight duties, the Supervisory Committee believe that: in 2005, Sinopec Corp. has abided by the principles of standardisation, precision and integrity in its operation. Confronted with soaring international crude oil price, tight control of domestic refined oil product prices and wild fluctuations in the chemicals market, Sinopec Corp. continued to focus on the policy of "reform, streamline, innovation and development", and took market based initiatives to increase returns by leveraging its overall strength, timely adjusting operations strategy, strengthening internal management and optimising operations. These efforts have been rewarded in increased production volume, steady improvements in operations quality and increased economic returns.

Firstly, the Board of Directors diligently discharged its obligations and exercised its rights under the Company Law of the PRC and the Company's Articles of Association, fully implemented the resolutions of the general meeting of shareholders and the meetings of Board of Directors and made decisions in a timely manner over material affairs including the capital operations, production and operating plans and development goals. The Board fully implemented the internal control system to further improve the Company's corporate governance structure. The Directors and the senior management officers acted diligently and in good faith, and operated in compliance with laws and regulations. No violation or breach of laws, regulations or the Articles of Association on the part of the aforementioned persons, nor any act to the detriment of the Company's interest, was found during the reporting period.

Secondly, the preparation and review of the annual report comply with applicable laws, regulations, the Company's Articles of Association and other internal management rules, the content and forms of which complies with the requirements of CSRC and the stock exchanges. The information contained in the report accurately reflect in all respects the operations, management and financial status of the Company for 2005.

Thirdly, the Financial Statement for the year 2005 has been prepared in accordance with the PRC Accounting Rules and Regulations and the IFRS respectively. The principle of consistency has been adopted in preparing the financial reports and the reported data truly and fairly reflect the Company's financial status and operating performance. According to the financial data prepared in accordance with the PRC Accounting Rules and Regulations, the income from the Company's principal operations and net profits were RMB 799.115 billion and RMB 39.558 billion respectively. According to the financial data prepared in accordance with the IFRS, the turnover , the Company's turnover and other operating revenues, and profit attributable to shareholders were RMB
832.532 billion and RMB 40.920 billion respectively.

Fourthly, the Company utilised RMB 611 million from funds of previous years' financing activities, which is in conformity with the Company's undertakings for use of proceeds. By 31 December 2005, the proceeds of RMB 11.648 billion from issuance of A shares had used up.

Fifthly, the Company's acquisition and sales of assets were in conformity with the relevant regulations and laws. In this reporting period, the consolidation of Beijing Yanhua, China Phoenix and Zhenhai Refinery and Chemicals was either basically completed or was under way. In relation to the above, there were no insider dealings, and nothing in the transactions were found to be detrimental to the shareholders' interests and/or led to a loss of assets of the Company.

Sixthly, all connected transactions are compliant with related regulations. All connected transactions between the Company and the Sinopec Group Company were in conformity with the relevant rules and regulations of the Hong Kong Stock Exchange and Shanghai Stock Exchange. The connected transactions were conducted on the basis of fair and reasonable price and abided by the principle of "fair, just and open". Nothing in these transactions was found to be detrimental to the Company's benefits.

In the year ahead, the Supervisory Committee will further develop its focus on operation, carry out balanced development with emphasis on the improvement and implementation of internal control systems. In addition, the Committee will work on aspects including the implementation of the fixed asset investment plan, asset acquisition or swap, connected transactions and financial budget implementation. The Committee will strengthen its supervision and investigation of the Company based on the principle of honesty and good faith to promote the growth of the Company's economic benefits in 2006 and to safeguard the shareholders' interests.



Wang Zuoran
Chairman of the Supervisory Committee

Beijing China
31 March 2006

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1   GENERAL INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

    (1) Directors

         Chen Tonghai, 57, Chairman of the Board of Directors of Sinopec Corp. and Mr. Chen is also President of Sinopec Group Company. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specialising in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From July 1983 to December 1986, Mr. Chen was Vice Party Secretary and then Party Secretary of Zhenhai Petroleum and Petrochemical Plant under the former Sinopec Group Company. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of the Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of Sinopec Group Company from April 1998 to March 2003. Mr. Chen has been President of Sinopec Group Company since March 2003. Mr. Chen served as Director and Vice Chairman of the First Session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen was elected as Director and Chairman of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Wang Jiming, 63, Vice Chairman of the Board of Directors. Mr. Wang graduated from East China Chemical Institute in September 1964 specialising in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in China's petroleum and petrochemical industry. From November 1984 to June 1993, Mr. Wang served as Vice President, Acting President and President of Shanghai Petrochemical Plant under the former Sinopec Group Company. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 to February 1994. He served as Vice President of Sinopec Group Company (before its reorganisation) and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Wang has also served as Chairman of Shanghai SECCO Petrochemical Company Limited from December 2001 to July 2003. Mr. Wang served as Director of the First Session of the Board of Directors and President of Sinopec Corp. from February 2000 to April 2003. From April 2003 to March 2005, Mr. Wang served as President of Sinopec Corp. In April 2003, Mr. Wang was elected as Director and Vice Chairman of the Second Session of the Board of Directors of Sinopec Corp.

         Mou Shuling, 61, Director of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum production engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1990 to April 1997, Mr. Mou served as Deputy Director and Director of Jiangsu Petroleum Exploration Bureau. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou served as Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Mou served as Director of the First Session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. From April 2003 to March 2005, Mr. Mou served as Senior Vice President of Sinopec Corp. In April 2003, Mr. Mou was elected as Director of the Second Session of the Board of Directors of Sinopec Corp.

         Zhang Jiaren, 61, Director and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in July 1966 specialising in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in China's petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as Vice President and President of Zhenhai Petroleum and Petrochemical Plant under the former Sinopec Group Company. From July 1994 to April 1998, Mr. Zhang served as Chairman and President of Zhenhai Refining and Chemical Company. Mr. Zhang served as Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Zhang served as Director of the First Session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. Mr. Zhang has been Chief Financial Officer of Sinopec Corp. since March 2000. In April 2003, Mr. Zhang was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. From April 2003 to November 2005, Mr. Zhang served as Senior Vice President and Chief Financial Officer of Sinopec Corp. In November 2005, Mr. Zhang was appointed as Chief Financial Officer of Sinopec Corp.

         Cao Xianghong, 60, Director of Sinopec Corp. Mr. Cao graduated from Nanjing Chemical Institute in July 1967 specialising in macro molecular chemistry. Mr. Cao is an academician of the China Academy of Engineering and a professor level senior engineer. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as Deputy General Manager and Chief Engineer of Beijing Yanshan Petrochemical Company under the former Sinopec Group Company. From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yanshan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao served as Director of the First Session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. From April 2003 to November 2005, Mr. Cao served as Senior Vice President of Sinopec Corp. In November 2005, Mr. Cao was appointed as Chief Engineer of Sinopec Corp. In April 2003, Mr. Cao was elected as Director of the Second Session of the Board of Directors of Sinopec Corp.

         Liu Genyuan, 60, Director of Sinopec Corp. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specialising in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petrochemical industry. From May 1995 to July 2001, he served as President of Shanghai Gaoqiao Petrochemical Company under the former Sinopec Group Company. Mr. Liu served as Vice President of Sinopec Group Company from July 2001 to November 2005. Mr. Liu has been Chairman and President of Sinopec Assets Management Company Limited since September 2005. Mr. Liu was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in June 2003.

         Gao Jian, 56, Director of Sinopec Corp. In September 1982, Mr. Gao graduated from the Beijing Institute of Politics and Law as a postgraduate specialising in political economics. In July 1992, he graduated from the Finance Science Research Institute of the Ministry of Finance with a Ph.D. degree specialising in finance. From November 1997 to June 1998, he conducted postdoctoral research at the Faculty of Economics at Harvard University, USA. He is a Senior Economist. Mr. Gao has been engaged in research in economic theories and financial management for a long period of time and has extensive experience in economics and financial management. From January 1989 to April 1994, he was Deputy Head of the Department of Treaty and Law of the Ministry of Finance and the Deputy Head of the National Debts Management Department. From April 1994 to October 1998, he was the Head of the National Debts Department and the Head of the Department of Treaty and Law of the Ministry of Finance. From October 1998 to April 2001, he was the Chief Economist, the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the China Development Bank. From April 2001 to July 2003, he was the Assistant to the Governor, Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the China Development Bank. Since July 2003, he is the Deputy Governor of the China Development Bank. He was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in May 2004.

         Fan Yifei, 42, Director of Sinopec Corp. Mr. Fan graduated from the treasury and finance department of Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master degree in international economics from the Columbia University in 2002. He is a senior accountant. From June 1993 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank successively. From September 1994 to July 1996, he served as Vice General Manager of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. Mr. Fan served as the Assistant to the Governor of China Construction Bank from February 2000 to June 2005, during which he enriched his experience by participating in the Three Gorges project, and also acted as the Assistant to the General Manager of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Chen Qingtai, 68, Independent Non-executive Director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in February 1964 specialising in power and dynamics engineering. Mr. Chen is a researcher and professor. Mr. Chen was engaged in business administration and macro-economic management over a long period of time, and has accumulated extensive experience in business administration and macro-economic management. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works and Chairman of Dongfeng Peugeot Citroen Automobile Limited, Ltd. From July 1992 to April 1993, Mr. Chen served as Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. From March 1998 to November 2004, Mr. Chen served as Vice Minister of the Development Research Center of the State Council (DRC) of PRC. Since July 2000, he has been Director of the Public Policy and Management School of Tsinghua University. Mr. Chen has been a member of the Standing Committee of the Tenth session of Chinese People's Political Consultative Conference since March, 2003. From November 2004, Mr. Chen has been a senior researcher of the DRC. Since March 2005, he has been Vice chairman of the Economic Committee of the Tenth Session of Chinese People's Political Consultative Conference. Mr. Chen served as Independent Non-executive Director of the First session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp.

         Ho Tsu Kwok Charles, 56, Independent Non-executive Director of Sinopec Corp. Mr. Ho is Chairman of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in Asia Pacific region. Mr. Ho is also Chairman and Director of Global China Investments Limited, a joint venture between a Canadian provincial government pension fund and the Ontario Municipal Employees Retirement System. He is responsible for devising investment and management strategies for Global China Investments Limited. Mr. Ho is Chairman of Global China Investments Holdings Limited and Non-executive Director of China National Aviation Company Limited, each of which is listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Standing Committee of the Chinese People's Political Consultative Conference and an economic consultant to Shandong provincial government. He is a member of the Board of Trustees of the University of International Business and Economics of China and an honorary member of the Board of Trustees of Peking University. Mr. Ho served as Independent Non-executive Director of the First session of the Board of Directors of Sinopec Corp. from June 2000 to April 2003. In April 2003, Mr. Ho was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp.

         Shi Wanpeng, 68, Independent Non-executive Director of Sinopec Corp. Mr. Shi graduated from Northern Jiaotong University in August 1960 specialising in railway transportation administration. He is a professor level senior engineer. He has long been engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. Since January 2003, he has been Chairman of China Packaging Federation. He has been a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Zhang Youcai, 64, Independent Non-executive Director of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specialising in inorganic chemistry. He is a professor. He has long been engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice President, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertiliser Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was a Vice Minister of the Ministry of Finance and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002. He has also been the member of the standing committee of the Tenth Session of the National People's Congress and Deputy Director of its Financial and Economic Committee since March 2003. Mr. Zhang was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Cao Yaofeng, 52, Employee Representative Director of Sinopec Corp. Mr. Cao graduated from the General Section of East China Petroleum Institute in September 1977 specialising in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to December 2001, he was a Deputy Director of Shengli Petroleum Administration Bureau under Sinopec Group Company. He acted concurrently as a ViceChairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited from May 2000 to December 2001. From December 2001 to December 2002, he was a Director and the General Manager of Sinopec Shengli Oilfield Company Limited. Mr. Cao served as the Chairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited from December 2002 to December 2005. From October 2004 to November 2005, Mr. Cao served as Assistant to the President of the Sinopec Group Company. In November 2005, Mr. Cao was appointed as Vice President of Sinopec Group Company. Mr. Cao was elected as Employee Representative Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

Information of Directors

                                                                       Remuneration paid
                                      Position with                       by the Company                  Shares Held at Sinopec
 Name          Gender   Age           Sinopec Corp.     Term of Office           in 2005    Whether paid    from any shareholder
                                                                          (RMB thousand)  by the Company     (as at 31 December)
                                                                                                               2005         2004

Chen Tonghai        M    57                Chairman      2003.4-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Wang Jiming         M    63           Vice Chairman      2003.4-2006.4               480             YES          0            0
--------------------------------------------------------------------------------------------------------------------------------
Mou Shuling         M    61                Director      2003.4-2006.4               442             YES          0            0
--------------------------------------------------------------------------------------------------------------------------------
Zhang Jiaren        M    61            Director and      2003.4-2006.4               455             YES          0            0
                            Chief Financial Officer
--------------------------------------------------------------------------------------------------------------------------------
Cao Xianghong       M    60                Director      2003.4-2006.4               455             YES          0            0
--------------------------------------------------------------------------------------------------------------------------------
Liu Genyuan         M    60                Director      2003.6-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Gao Jian            M    56                Director      2004.5-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Fan Yifei           M    42                Director      2003.4-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Chen Qingtai        M    68             Independent      2003.4-2006.4         27 (Fees)              NO          0            0
                             Non-executive Director
--------------------------------------------------------------------------------------------------------------------------------
Ho Tsu Kwok         M    56             Independent      2003.4-2006.4         21 (Fees)              NO          0            0
 Charles                     Non-executive Director
--------------------------------------------------------------------------------------------------------------------------------
Shi Wanpeng         M    68             Independent      2003.4-2006.4         24 (Fees)              NO          0            0
                             Non-executive Director
--------------------------------------------------------------------------------------------------------------------------------
Zhang Youcai        M    64             Independent      2003.4-2006.4         21 (Fees)              NO          0            0
                             Non-executive Director
--------------------------------------------------------------------------------------------------------------------------------
Cao Yaofeng         M    52                Employee      2003.4-2006.4               279             YES          0            0
                            Representative Director
--------------------------------------------------------------------------------------------------------------------------------

    (2)  Supervisors
         Wang Zuoran, 55, Chairman of the Supervisory Committee of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level senior economist and he has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor and Chairman of the Second Session of the Supervisory Committee of Sinopec Corp..

         Zhang Chongqing, 61, Supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in July 1967 specialising in macro molecular chemistry. He is a professor level senior economist. From May 1991 to February 1993, Mr. Zhang served as Vice President of Planning Institute of former Sinopec Group Company. From February 1993 to December 1998, Mr. Zhang served as Deputy Director and Director of General Administrative Office of former Sinopec Group Company. Mr. Zhang has been Director of General Administrative Office of Sinopec Group Company from December 1998 to February 2005. Mr. Zhang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Zhang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

         Wang Peijun, 60, Supervisor of Sinopec Corp. Mr. Wang graduated from Northeast Petroleum Institute in July 1970 specialising in oil and gas field engineering. He is a professor level senior economist. From June 1989 to August 1991, Mr. Wang was Vice Party Secretary of Qilu Petroleum and Petrochemical Company under former Sinopec Group Company. From August 1991 to December 1998, he served as Deputy Director and Director of Human Resources Department of former Sinopec Group Company. From December 1998 to September 2005, Mr. Wang has been Director of Human Resources Department of Sinopec Group Company. Mr. Wang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

         Wang Xianwen, 61, Supervisor of Sinopec Corp. Mr. Wang graduated from Jilin University in July 1968 specialising in chemistry. He is a professor level senior economist. From April 1984 to March 1990, Mr. Wang served as Deputy Manager of Jinzhou Petrochemical Company under the former Sinopec Group Company. From March 1990 to December 1998, Mr. Wang served as Deputy Director and Director of Auditing Bureau of the former Sinopec Group Company. Mr. Wang served as Director General of Auditing Bureau of Sinopec Group Company from December 1998 to January 2005. Mr. Wang served as the Director of Sinopec Corp.'s Auditing Bureau from February 2000 to January 2005. Mr. Wang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

         Zhang Baojian, 61, Supervisor of Sinopec Corp. Mr. Zhang graduated from Shandong Institute of Finance and Economics in July 1968 specialising in industrial accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and Deputy Director of the Finance Department of the former Sinopec Group Company. He acted concurrently as the Vice Chairman of Sinopec Finance Company Limited from May 1993 to October 1995. From October 1995 to February 2000, he served as the Director of the Finance Department of former Sinopec Group Company and Sinopec Group Company, and concurrently served as Chairman of Sinopec Finance Company Limited. From February 2000 to March 2003, Mr. Zhang served as Director of the Finance & Planning Department of Sinopec Group Company and concurrently as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited. From March 2003 to October 2004, he served as Deputy Chief Accountant and concurrently the Director of the Finance & Planning Department of Sinopec Group Company as well as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited. He served as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited from October 2004 to July 2005. Mr. Zhang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Kang Xianzhang, 57, Supervisor of Sinopec Corp. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specialising in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specialising in party and political affairs management (bachelor course). He is a senior political worker. From June 1995 to August 1996, he was the Deputy Director of the Organisation Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organisation Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of Sinopec Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Cui Jianmin, 73, Independent Supervisor of Sinopec Corp. Mr. Cui graduated from the Renmin University of China in October 1962 specialising in planning. Mr. Cui is a senior auditor, certified accountant and has extensive management experience in the fields of auditing and finance. From June 1983 to January 1985, Mr. Cui served as Director of Industry and Transportation Bureau of National Audit Office of PRC. From January 1985 to April 1995, Mr. Cui was Deputy Auditor-General and Managing Deputy Auditor-General of National Audit Office of PRC. From December 1995 to November 2004, Mr. Cui was Chairman of the Chinese Certified Public Accountants Association. Since October 2004, he has been the consultant for the Chinese Certified Tax Agents Association. Mr. Cui served as Independent Supervisor in the first session of Supervisory Committee of Sinopec Corp. from April 2000 to April 2003 and was elected Independent Supervisor of the Second Session of Supervisory Committee of Sinopec Corp. in April 2003.

         Li Yonggui, 65, Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965 specialising in finance. He is a senior economist and a certified public accountant. He has long been engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director of the State Administration of Taxation. He was Chief Economist of the State Administration of Taxation of China from February 1995 to September 2001. Mr. Li has been Chairman of the Chinese Certified Tax Agents Association since April 2000. Mr. Li was elected as Independent Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Su Wensheng, 49, Employee Representative Supervisor of Sinopec Corp. Mr. Su graduated from Tsinghua University in December 1980 specialising in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the Beijing Designing Institute under the former Sinopec Group Company, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former Sinopec Group Company. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of Sinopec Group Company since December 1998. He has acted concurrently as the Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since December 2001. Mr. Su was elected as Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Cui Guoqi, 52, Employee Representative Supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 specialising in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior political worker. Mr. Cui has served as Director of Sinopec Beijing Yanhua Petrochemical Company Limited and has served concurrently as Chairman of the Trade Union of Sinopec Beijing Yanshan Company since February 2000. Mr. Cui has been a member of the Executive Committee of the All China Federation of Trade Unions since December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. In August 2005, Mr. Cui was elected as Deputy Secretary of the CPC Committee of Sinopec Yansan Petrochemical Co. Mr. Cui was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Zhang Xianglin, 59, Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Beijing Machinery College in July 1970 specialising in precision machine tools. He is a professor level senior political worker. From January 2000 to March 2004, he served as Director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited. He has been Deputy Secretary of the Communist Party Committee of Sinopec Yangzi Petrochemical Company Limited since July 2002. Since March 2004, he has been secretary of the Commission for Discipline Inspection and concurrently the convener of the Supervisory Committee of Sinopec Yangzi Petrochemical Company Limited. Mr. Zhang was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

Supervisors


                                                                       Remuneration paid
                                      Position with                       by the Company                  Shares Held at Sinopec
 Name          Gender   Age           Sinopec Corp.     Term of Office           in 2005    Whether paid    from any shareholder
                                                                          (RMB thousand)  by the Company     (as at 31 December)
                                                                                                               2005         2004

Wang Zuoran         M    55         Chairman of the      2003.4-2006.4                 -              NO          0            0
                              Supervisory Committee
--------------------------------------------------------------------------------------------------------------------------------
Zhang Chongqing     M    61              Supervisor      2003.4-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Wang Peijun         M    60              Supervisor      2003.4-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Wang Xianwen        M    61              Supervisor      2003.4-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Zhang Baojian       M    61              Supervisor      2003.4-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Kang Xianzhang      M    57              Supervisor      2003.4-2006.4                 -              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Cui Jianmin         M    73  Independent Supervisor      2003.4-2006.4         24 (Fees)              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Li Yonggui          M    65  Independent Supervisor      2003.4-2006.4         24 (Fees)              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Su Wensheng         M    49 Employee Representative      2003.4-2006.4               202             YES          0            0
                                         Supervisor
--------------------------------------------------------------------------------------------------------------------------------
Cui Guoqi           M    52 Employee Representative      2003.4-2006.4               154             YES          0            0
                                         Supervisor
--------------------------------------------------------------------------------------------------------------------------------
Zhang Xianglin      M    59 Employee Representative      2003.4-2006.4               181             YES          0            0
                                         Supervisor
--------------------------------------------------------------------------------------------------------------------------------
Zhang Haichao       M    48 Employee Representative     2003.4-2005.11               194             YES          0            0
                                         Supervisor
--------------------------------------------------------------------------------------------------------------------------------

    (3)  Other Members of the Senior Management

         Wang Tianpu, 43, President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organics chemistry. He obtained his MBA degree in Dalian Polytechnic University in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp. Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp. from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp. since March 2005.

         Zhang Jianhua, 41, Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a masters degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005.

         Wang Zhigang, 48, Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982 majoring in oil production, and then obtained a masters degree from University of Petroleum in June 2000 majoring in oil and gas development engineering. He obtained a Ph.D degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005.

         Cai Xiyou, 44, Senior Vice President. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training center in October 1990. He is a senior economist. From June 1995 to May 1996, he was the Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was the Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was the Deputy General Manager of Sinopec Sales Company, and from June 2001 to December 2001, he was the Executive Deputy Manager of Sinopec Sales Company. He has been a Director of China International United Petrochemical Company Limited (UNIPEC) since December 2001 and has been the General Manager of UNIPEC from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.

         Dai Houliang, 42, Vice President of Sinopec Corp. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specialising in Organic Chemical Engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as a Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as the Chairman of BASF-YPC Company Limited since December 2004. He has been the Deputy Chief Finance Officer of Sinopec Corp. since September 2005. Mr. Dai has been Vice President of Sinopec Corp. since November 2005.

         Zhang Haichao, 48, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specialising in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specialising in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. He served as a Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as the General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as the Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Co., Ltd. since April 2004. He was Secretary of the CPC Party Committee and Vice Chairman and Deputy General Manager of Sinopec Oil Products Sales Company from October 2004 to November 2005. He served as an employee representative supervisor of the second session of the Supervisory Committee of Sinopec Corp. from April 2003 to November 2005. He has been Secretary of the CPC Party Committee, Chairman and General Manager of Sinopec Oil Products Sales Company since November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

         Chen Ge, 43, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director-General of Board Secretariat of Sinopec Corp. Mr. Chen has been the Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

Other Members of the Senior Management


                                                                       Remuneration paid
                                      Position with                       by the Company                  Shares Held at Sinopec
 Name          Gender   Age           Sinopec Corp.     Term of Office           in 2005    Whether paid    from any shareholder
                                                                          (RMB thousand)  by the Company     (as at 31 December)
                                                                                                               2005         2004

Wang Tianpu         M    43               President            2005.3-               462              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Zhang Jianhua       M    41   Senior Vice President            2005.3-               261              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Wang Zhigang        M    48   Senior Vice President            2005.3-               261              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Cai Xiyou           M    44   Senior Vice President           2005.11-               260              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Dai Houliang        M    42          Vice President           2005.11-               219              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Zhang Haichao       M    48          Vice President           2005.11-               194              NO          0            0
--------------------------------------------------------------------------------------------------------------------------------
Chen Ge             M    43        Secretary to the      2003.4-2006.4               202              NO          0            0
                                 Board of Directors
--------------------------------------------------------------------------------------------------------------------------------

2   NEW APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR
    MANAGEMENT

    The 16th Meeting of the Second Session of the Board of Directors of China Petroleum & Chemical Corporation approved the resignation by Mr. Wang Jiming as President of Sinopec Corp. and the resignation by Mr. Mou Shuling as Senior Vice President of Sinopec Corp. for work-related reasons. Mr. Wang Tianpu was appointed as President of Sinopec Corp. Mr. Zhang Jianhua and Mr. Wang Zhigang were appointed as Senior Vice Presidents of Sinopec Corp. The 22nd Meeting of the Second Session of the Board of Directors of China Petroleum & Chemical Corporation approved the resignation by Mr. Zhang Jiaren as the Senior Vice President of Sinopec Corp., the resignation by Mr. Cao Xianghong as the Senior Vice President of Sinopec Corp. and the resignation by Mr. Li Chunguang as Vice President of Sinopec Corp. Mr. Cai Xiyou was appointed as Senior Vice President of Sinopec Corp. Mr. Dai Houliang and Mr. Zhang Haichao was appointed as Vice President of Sinopec Corp.

3 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL OF SINOPEC CORP.
    Please refer to item 27 in the section of this report entitled "Significant Events".

4   DIRECTORS' OR SUPERVISORS' INTERESTS IN CONTRACTS
    None of the Directors nor the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party at 31 December 2005 or at any time during the year.

5   SALARIES OF DIRECTORS, SUPERVISORS AND THE SENIOR MANAGEMENT
    Please refer to the relevant tables in this report in respect of the directors, supervisors and senior management.

6   THE COMPANY'S EMPLOYEES
    As at 31 December 2005, the Company had a total of 364,528 employees.

    Breakdown according to operation department structures

                                               Number of           Percentage to
                                               Employees     Total Employees (%)

    Exploration and Production                   119,282                    32.7
    ----------------------------------------------------------------------------
    Refining                                      76,332                    21.0
    ----------------------------------------------------------------------------
    Marketing and Distribution                    66,839                    18.3
    ----------------------------------------------------------------------------
    Chemicals                                     93,990                    25.8
    ----------------------------------------------------------------------------
    R&D and Others                                 8,085                     2.2
    ----------------------------------------------------------------------------
    Total                                        364,528                     100
    ----------------------------------------------------------------------------

    Breakdown according to functions

                                               Number of           Percentage to
                                               Employees     Total Employees (%)

    Production                                   181,332                    49.7
    ----------------------------------------------------------------------------
    Sales                                         65,615                    18.0
    ----------------------------------------------------------------------------
    Technical                                     45,026                    12.4
    ----------------------------------------------------------------------------
    Finance                                        9,697                     2.7
    ----------------------------------------------------------------------------
    Administration                                29,891                     8.2
    ----------------------------------------------------------------------------
    Others                                        32,967                     9.0
    ----------------------------------------------------------------------------
    Total                                        364,528                     100
    ----------------------------------------------------------------------------

    Breakdown according to education level

                                               Number of           Percentage to
                                               Employees     Total Employees (%)

    Master's degree or above                       3,958                     1.1
    ----------------------------------------------------------------------------
    University                                    52,796                    14.5
    ----------------------------------------------------------------------------
    Tertiary education                            74,173                    20.3
    ----------------------------------------------------------------------------
    Technical/polytechnic school                  37,743                    10.4
    ----------------------------------------------------------------------------
    Secondary, technical/polytechnic school
      or below                                   195,858                    53.7
    ----------------------------------------------------------------------------
    Total                                        364,528                     100
    ----------------------------------------------------------------------------

7   EMPLOYEES' PENSION SCHEME
    Details of the employees' pension scheme of the Company are set out in note 36 to the financial statements prepared under IFRS which are contained in this annual report.

    As at 31 December 2005, the Company had a total of 112,000 retired employees. All of them participate in the basic pension schemes administered by provincial (autonomous regions and municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

At 31 December 2005, details of the principal wholly-owned and non wholly-owned subsidiaries of the Company were as follows.

                                               Percentage of
                                Registered    shares held by            Total
                                   capital     Sinopec Corp.           assets       Net profit    Auditor       Principal
Name of company               RMB millions               (%)     RMB millions     RMB millions                  activities

China Petrochemical                  1,704            100.00            7,608              924    KPMG        Trading of crude
  International Company                                                                           Huazhen     oil and petro-
  Limited                                                                                                     chemical products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Beijing Yanshan              3,404            100.00           11,498            1,758    KPMG        Manufacturing of
  Petrochemical Company                                                                           Huazhen     chemical products
  Limited
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Sales Company                1,700            100.00           25,649            1,716    KPMG        Marketing and
  Limited                                                                                         Huazhen     distribution of
                                                                                                              refined oil
                                                                                                              products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Shengli Oilfield            29,000            100.00           52,734           25,747    KPMG        Exploration and
  Company Limited                                                                                 Huazhen     production of crude
                                                                                                              oil and natural gas
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Fujian Petro-                2,253             50.00            4,226            (179)    KPMG        Manufacturing of
  chemical Company                                                                                Huazhen     petroleum products,
  Limited                                                                                                    intermediate petro-
                                                                                                              chemical products
                                                                                                              and synthetic resin
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Qilu Petrochemical           1,950             82.05  To be announced  To be announced    KPMG        Manufacturing of
  Company Limited                                                                                 Huazhen     plastics and
                                                                                                              intermediate
                                                                                                              petrochemical
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Shanghai Petro-              7,200             55.56           27,102            1,705    KPMG        Manufacturing of
  chemical Company Limited                                                                        Huazhen     petroleum products,
                                                                                                              synthetic fibres,
                                                                                                              resin and inter-
                                                                                                              mediate petro-
                                                                                                              chemical products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Shijiazhuang                 1,154             79.73  To be announced  To be announced    KPMG        Manufacturing of
   Refining-Chemical                                                                              Huazhen     intermediate petro-
    Company Limited                                                                                           chemical products
                                                                                                              and petroleum
                                                                                                              products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Kantons Holdings    HK$104 million             72.40 HK$2,837 million  HK$169 millions    KPMG        Trading of
   Limited                                                                                                    petroleum products
                                                                                                              and crude oil
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Wuhan Petroleum                147             46.25              635               28    Wuhan       Marketing and
  Group Company Limited                                                                           Zhonghuan   distribution of
                                                                                                  CPA Company refined oil
                                                                                                  Limited     products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Wuhan Phoenix                  519             40.72            1,396               33    KPMG        Manufacturing of
   Company Limited                                                                                Huazhen     chemical products
                                                                                                              and petroleum
                                                                                                              products
---------------------------------------------------------------------------------------------------------------------------------

                                               Percentage of
                                Registered    shares held by            Total
                                   capital     Sinopec Corp.           assets       Net profit    Auditor       Principal
Name of company               RMB millions               (%)     RMB millions     RMB millions                  activities

Sinopec Yangzi Petro-                2,330             84.98  To be announced  To be announced    KPMG        Manufacturing of
  chemical Company Limited                                                                        Huazhen     petrochemical
                                                                                                              products and
                                                                                                              petroleum products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Yizheng Chemical             4,000             42.00            9,985             (954)   KPMG        Manufacturing and
  Fibre Company Limited                                                                           Huazhen     sale of polyester
                                                                                                              chips and polyester
                                                                                                              fibres
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Zhenhai Refining and         2,524             71.32  To be announced  To be announced    KPMG        Manufacturing of
  Chemical Company Limited                                                                        Huazhen     intermediate petro-
                                                                                                              chemical products
                                                                                                              and petroleum
                                                                                                              products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Zhongyuan Petroleum            875             70.85  To be announced  To be announced    KPMG        Exploration andn
  Company Limited                                                                                 Huazhen     productio of crude
                                                                                                              oil and natural gas
---------------------------------------------------------------------------------------------------------------------------------
Zhongyuan Petrochemical              2,400             93.51            2,113              226    KPMG        Manufacturing of
  Company Limited                                                                                 Huazhen     petrochemical
                                                                                                              products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Shell (Jiangsu)                830             60.00              735               48    KPMG        Marketing and
  Petroleum Marketing Company                                                                     Huazhen     distribution of
  Limited                                                                                                     refined oil
                                                                                                              products
---------------------------------------------------------------------------------------------------------------------------------
BP Sinopec (Zhejiang)                  800             60.00              725               49    KPMG        Marketing and
  Petroleum Company Limited                                                                       Huazhen     distribution of
                                                                                                              refined oil
                                                                                                              products
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Qingdao Refining               800             85.00              969                -    KPMG        Manufacturing of
  and Chemical Co., Ltd.                                                                          Huazhen     intermediate
                                                                                                              petrochemical
                                                                                                              products and
                                                                                                              petroleum products
---------------------------------------------------------------------------------------------------------------------------------

The above indicated total assets and net profit has been prepared in accordance with the PRC Accounting Rules and Regulations. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. The above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have a material impact on Sinopec Corp.'s results or net assets are set out above.

REPORT OF THE PRC AUDITORS

[KPMG GRAPHIC OMITTED] Huazhen

To the Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 31 December 2005, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 31 December 2005, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.




KPMG Huazhen                                     Certified Public Accountants
                                                 Registered in the People's
                                                 Republic of China

8/F, Office Tower E2                             Wu Wei
Oriental Plaza                                   Zhang Jingjing
No.1, East Chang An Ave.
Beijing, The People's Republic of China          31 March 2006
Post Code: 100738

(A) FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS CONSOLIDATED BALANCE SHEET at 31 December 2005

                                                                                       Note              2005              2004
                                                                                                 RMB millions      RMB millions
Assets
-------------------------------------------------------------------------------------------------------------------------------
Current assets
-------------------------------------------------------------------------------------------------------------------------------
    Cash at bank and in hand                                                              4            14,747            18,280
    ---------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                      5             7,143             7,812
    ---------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                             6            14,532             9,756
    ---------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                     7            11,487            12,462
    ---------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                                      8             5,051             4,828
    ---------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                           9            88,936            63,918
    ---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  141,896           117,056
-------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment differences of
  RMB 2,003 million (2004: RMB 383 million))                                             10            14,146            13,409
-------------------------------------------------------------------------------------------------------------------------------
Fixed assets
-------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                             572,465           519,462
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                    265,611           243,510
    ---------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets before impairment losses                              11           306,854           275,952
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                                11             6,234             5,816
    ---------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                    300,620           270,136
    ---------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                               12               555               430
    ---------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                             13            48,073            45,976
    ---------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                    349,248           316,542
-------------------------------------------------------------------------------------------------------------------------------
Intangible assets and other assets
-------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                                    14             5,924             5,345
    ---------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                          15             3,657             3,563
    ---------------------------------------------------------------------------------------------------------------------------
Total intangible assets and other assets                                                                9,581             8,908
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                      16             5,701             4,166
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                          520,572           460,081
-------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
Current liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                     17            16,124            26,723
    ---------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                        18            23,243            30,797
    ---------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                               19            52,967            23,792
    ---------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                  20            14,086             8,605
    ---------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                       3,436             3,223
    ---------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                               1,052             1,101
    ---------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                        21             5,262             6,741
    ---------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                       22             1,830             1,519
    ---------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                                      23            24,161            26,459
    ---------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                                     24               512               652
    ---------------------------------------------------------------------------------------------------------------------------
    Short-term debentures payable                                                        27             9,921                --
    ---------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                                   25            15,198            14,298
    ---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             167,792           143,910
-------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                                      26           103,492            94,087
    ---------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                                   27             3,500             3,500
    ---------------------------------------------------------------------------------------------------------------------------
    Other long-term liabilities                                                          28               782               820
    ---------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                           107,774            98,407
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                 16                --               198
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                     275,566           242,515
Minority interests                                                                                     29,383            31,216
-------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds
    ---------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                        29            86,702            86,702
    ---------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                                      30            37,121            37,121
    ---------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of RMB 13,514 million
      (2004: RMB 9,558 million))                                                         31            34,028            26,116
    ---------------------------------------------------------------------------------------------------------------------------
    Unrecognised investment losses                                                                       (594)             (713)
    ---------------------------------------------------------------------------------------------------------------------------
    Retained profits (Including dividend proposed after the balance sheet date in
      respect of year 2005 of RMB 7,803 million (2004: RMB 6,936 million))               40            58,366            37,124
-------------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                             215,623           186,350
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                             520,572           460,081
-------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 31 March 2006.

Chen Tonghai         Wang Tianpu       Zhang Jiaren           Liu Yun
Chairman             President         Director and           Head of Accounting
(Authorised                            Chief Financial        Division
representative)                        Officer


The notes on pages 92 to 122 form part of these financial statements.

BALANCE SHEET
at 31 December 2005

                                                                                       Note              2005              2004
                                                                                                 RMB millions      RMB millions
Assets
-------------------------------------------------------------------------------------------------------------------------------
Current assets
-------------------------------------------------------------------------------------------------------------------------------
    Cash at bank and in hand                                                              4             5,124             6,299
    ---------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                      5             1,334             1,597
    ---------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                             6             8,826             8,245
    ---------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                     7             9,604            19,625
    ---------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                                      8             4,118             4,358
    ---------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                           9            49,862            33,951
    ---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                   78,868            74,075
-------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment differences of
  RMB 2,017 million (2004: RMB 400 million))                                             10           133,203           124,211
-------------------------------------------------------------------------------------------------------------------------------
    Fixed assets
    ---------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                             294,206           271,120
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                    123,747           113,572
    ---------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets before impairment losses                              11           170,459           157,548
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                                11             4,191             4,038
    ---------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                    166,268           153,510
    ---------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                               12               555                93
    ---------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                             13            38,937            28,779
    ---------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                    205,760           182,382
-------------------------------------------------------------------------------------------------------------------------------
Intangible assets and other assets
-------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                                    14             4,238             4,261
    ---------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                          15             2,656             2,530
    ---------------------------------------------------------------------------------------------------------------------------
Total intangible assets and other assets                                                                6,894             6,791
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                      16             3,203             3,708
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                          427,928           391,167
-------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
Current liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                     17             6,940            16,254
    ---------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                        18            19,077            21,589
    ---------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                               19            28,833            21,137
    ---------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                  20            12,491             6,106
    ---------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                       2,525             1,854
    ---------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                                 514               498
    ---------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                        21             2,075             3,170
    ---------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                       22               527               442
    ---------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                                      23            22,914            34,156
    ---------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                                     24               173               430
    ---------------------------------------------------------------------------------------------------------------------------
    Short-term debentures payable                                                        27             9,921                --
    ---------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                                   25            12,144            11,506
    ---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             118,134           117,142
-------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                                      26            89,113            82,332
    ---------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                                   27             3,500             3,500
    ---------------------------------------------------------------------------------------------------------------------------
    Other long-term liabilities                                                          28               315               438
    ---------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                            92,928            86,270
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                 16                --                16
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                     211,062           203,428
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                        29            86,702            86,702
    ---------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                                      30            37,797            37,797
    ---------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
      RMB 13,514 million (2004: RMB 9,558 million))                                      31            34,028            26,116
    ---------------------------------------------------------------------------------------------------------------------------
    Retained profits (Including dividend proposed after the balance sheet date
      in respect of year 2005 of RMB 7,803 million (2004: RMB 6,936 million))            40            58,339            37,124
    ---------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                             216,866           187,739
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                             427,928           391,167
-------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 31 March 2006.

Chen Tonghai         Wang Tianpu       Zhang Jiaren           Liu Yun
Chairman             President         Director and           Head of Accounting
(Authorised                            Chief Financial        Division
representative)                        Officer


The notes on pages 92 to 122 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2005

                                                                                       Note              2005              2004
                                                                                                 RMB millions      RMB millions
Income from principal operations                                                         32           799,115           590,632
-------------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                                   668,249           459,207
-------------------------------------------------------------------------------------------------------------------------------
      Sales taxes and surcharges                                                         33            17,152            16,203
      -------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                      113,714           115,222
-------------------------------------------------------------------------------------------------------------------------------
Add:  Profit from other operations                                                                        839             1,102
-------------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                                 22,690            19,477
-------------------------------------------------------------------------------------------------------------------------------
      Administrative expenses                                                                          23,330            23,167
      -------------------------------------------------------------------------------------------------------------------------
      Financial expenses                                                                 34             5,266             4,331
      -------------------------------------------------------------------------------------------------------------------------
      Exploration expenses, including dry holes                                          35             6,411             6,396
      -------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                       56,856            62,953
-------------------------------------------------------------------------------------------------------------------------------
Add:  Investment income                                                                  36               813             1,088
-------------------------------------------------------------------------------------------------------------------------------
      Subsidy income                                                                     37             9,415                --
      -------------------------------------------------------------------------------------------------------------------------
      Non-operating income                                                                                367               665
      -------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                             38             5,969            11,171
-------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                                 61,482            53,535
-------------------------------------------------------------------------------------------------------------------------------
Less: Income tax                                                                         39            18,903            16,060
-------------------------------------------------------------------------------------------------------------------------------
      Minority interests                                                                                2,902             5,670
      -------------------------------------------------------------------------------------------------------------------------
Add:  (Reversal of) unrecognised investment losses                                                       (119)              470
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                             39,558            32,275
-------------------------------------------------------------------------------------------------------------------------------
Add:  Retained profits at the beginning of the year                                                    37,124            19,975
-------------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                                  76,682            52,250
-------------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                              31             3,956             3,228
-------------------------------------------------------------------------------------------------------------------------------
      Transfer to statutory public welfare fund                                          31             3,956             3,228
      -------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                                  68,770            45,794
-------------------------------------------------------------------------------------------------------------------------------
Less: Distribution of ordinary shares' final dividend                                    40             6,936             5,202
-------------------------------------------------------------------------------------------------------------------------------
      Distribution of ordinary shares' interim dividend                                  40             3,468             3,468
      -------------------------------------------------------------------------------------------------------------------------
Retained profits at the end of the year (Including dividend proposed after the balance sheet date in respect of year 2005 of RMB 7,803 million
  (2004: RMB 6,936 million))                                                             40            58,366            37,124
-------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 31 March 2006.

Chen Tonghai         Wang Tianpu       Zhang Jiaren           Liu Yun
Chairman             President         Director and           Head of Accounting
(Authorised                            Chief Financial        Division
representative)                        Officer


The notes on pages 92 to 122 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2005

                                                                                       Note              2005              2004
                                                                                                 RMB millions      RMB millions
Income from principal operations                                                         32           532,621           397,789
-------------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                                   480,866           336,089
-------------------------------------------------------------------------------------------------------------------------------
      Sales taxes and surcharges                                                         33            11,249            10,094
      -------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                       40,506            51,606
-------------------------------------------------------------------------------------------------------------------------------
Add:  Profit from other operations                                                                        512               108
-------------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                                 14,672            13,055
-------------------------------------------------------------------------------------------------------------------------------
      Administrative expenses                                                                          14,573            15,523
      -------------------------------------------------------------------------------------------------------------------------
      Financial expenses                                                                 34             3,539             2,770
      -------------------------------------------------------------------------------------------------------------------------
      Exploration expenses, including dry holes                                          35             5,052             4,951
      -------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                        3,182            15,415
-------------------------------------------------------------------------------------------------------------------------------
Add:  Investment income                                                                  36            51,646            39,374
-------------------------------------------------------------------------------------------------------------------------------
      Subsidy income                                                                     37             6,584                --
      -------------------------------------------------------------------------------------------------------------------------
      Non-operating income                                                                                224               377
      -------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                             38             3,967             7,879
-------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                                 57,669            47,287
-------------------------------------------------------------------------------------------------------------------------------
Less: Income tax                                                                         39            18,138            14,769
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                             39,531            32,518
-------------------------------------------------------------------------------------------------------------------------------
Add:  Retained profits at the beginning of the year                                                    37,124            19,732
-------------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                                  76,655            52,250
-------------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                              31             3,956             3,228
-------------------------------------------------------------------------------------------------------------------------------
      Transfer to statutory public welfare fund                                          31             3,956             3,228
      -------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                                  68,743            45,794
-------------------------------------------------------------------------------------------------------------------------------
Less: Distribution of ordinary shares' final dividend                                    40             6,936             5,202
-------------------------------------------------------------------------------------------------------------------------------
      Distribution of ordinary shares' interim dividend                                  40             3,468             3,468
      -------------------------------------------------------------------------------------------------------------------------
Retained profits at the end of the year (Including dividend proposed after the balance
  sheet date in respect of year 2005 of RMB 7,803 million (2004: RMB 6,936 million))     40            58,339            37,124
-------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 31 March 2006.

Chen Tonghai         Wang Tianpu       Zhang Jiaren           Liu Yun
Chairman             President         Director and           Head of Accounting
(Authorised                            Chief Financial        Division
representative)                        Officer


The notes on pages 92 to 122 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2005

                                                                                       Note              2005              2004
                                                                                                 RMB millions      RMB millions
Cash flows from operating activities
-------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                        965,505           712,682
    ---------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                      387               368
    ---------------------------------------------------------------------------------------------------------------------------
    Government grants received                                                                          9,415                --
    ---------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                                3,572             3,640
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                         978,879           716,690
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                                 (790,429)         (549,408)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                     (5,629)           (6,871)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                           (18,710)          (16,304)
    ---------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                              (27,928)          (25,961)
    ---------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                   (20,998)          (16,858)
    ---------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                              (17,288)          (16,045)
    ---------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                                  (12,934)          (15,104)
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                       (893,916)         (646,551)
    ---------------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                                 (a)            84,963            70,139
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
-------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                                417               186
    ---------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                                    668               322
    ---------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                     510               315
    ---------------------------------------------------------------------------------------------------------------------------
    Cash received on maturity of time deposits with financial institutions                              1,462             2,217
    ---------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                                  386               359
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                           3,443             3,399
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                   (65,031)          (66,693)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets of jointly controlled entities     (2,474)           (6,035)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchase of investments                                                              (3,605)           (1,225)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchase of time deposits with financial institutions                                  (565)           (1,932)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of operating assets and related liabilities from Sinopec Group Company   (3,128)           (3,652)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of subsidiaries                                                          (4,324)               --
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                        (79,127)          (79,537)
    ---------------------------------------------------------------------------------------------------------------------------
Net cash flow from investing activities                                                               (75,684)          (76,138)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
-------------------------------------------------------------------------------------------------------------------------------
    Cash received from contribution from minority shareholders                                            129             1,008
    ---------------------------------------------------------------------------------------------------------------------------
    Cash received from issuance of corporate bonds, net of issuing expenses                             9,875             3,472
    ---------------------------------------------------------------------------------------------------------------------------
    Cash received from borrowings                                                                     550,557           391,832
    ---------------------------------------------------------------------------------------------------------------------------
    Cash received from borrowings of jointly controlled entities                                        3,954             3,014
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                         564,515           399,326
    ---------------------------------------------------------------------------------------------------------------------------
    Cash repayments of borrowings                                                                    (557,432)         (377,855)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, profits distribution or interest expenses                                (17,365)          (13,538)
    ---------------------------------------------------------------------------------------------------------------------------
    Dividends paid to minority shareholders by subsidiaries                                            (1,611)             (775)
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                       (576,408)         (392,168)
    ---------------------------------------------------------------------------------------------------------------------------
Net cash flow from financing activities                                                               (11,893)            7,158
-------------------------------------------------------------------------------------------------------------------------------
Effects of changes in foreign exchange rate                                                               (22)                1
-------------------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                                    (b)            (2,636)            1,160
-------------------------------------------------------------------------------------------------------------------------------

The notes on pages 92 to 122 form part of these financial statements.

                                                                                       Note             2005              2004
                                                                                                 RMB millions      RMB millions
(a) Reconciliation of net profit to cash flows from operating activities:
-------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                         39,558            32,275
    ---------------------------------------------------------------------------------------------------------------------------
    Add:(Reversal of)/provision for allowance for doubtful accounts                                      (144)            2,050
    ---------------------------------------------------------------------------------------------------------------------------
         Provision for diminution in value of inventories                                                  82               433
         ----------------------------------------------------------------------------------------------------------------------
         Depreciation of fixed assets                                                                  30,845            30,766
         ----------------------------------------------------------------------------------------------------------------------
         Amortisation of intangible assets                                                                986               476
         ----------------------------------------------------------------------------------------------------------------------
         Impairment losses on fixed assets                                                              1,851             4,628
         ----------------------------------------------------------------------------------------------------------------------
         Impairment losses on long-term investments                                                        77                88
         ----------------------------------------------------------------------------------------------------------------------
         Net loss on disposal of fixed assets and intangible assets                                     2,202             3,989
         ----------------------------------------------------------------------------------------------------------------------
         Financial expenses                                                                             5,266             4,331
         ----------------------------------------------------------------------------------------------------------------------
         Dry hole costs                                                                                 2,992             2,976
         ----------------------------------------------------------------------------------------------------------------------
         Investment income                                                                               (890)             (843)
         ----------------------------------------------------------------------------------------------------------------------
         Deferred tax liabilities (less: assets)                                                       (1,733)           (2,439)
         ----------------------------------------------------------------------------------------------------------------------
         Increase in inventories                                                                      (25,078)          (16,927)
         ----------------------------------------------------------------------------------------------------------------------
         Increase in operating receivables                                                             (2,256)           (4,245)
         ----------------------------------------------------------------------------------------------------------------------
         Increase in operating payables                                                                28,303             6,911
         ----------------------------------------------------------------------------------------------------------------------
         Minority interests                                                                             2,902             5,670
         ----------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities                                                            84,963            70,139
    ---------------------------------------------------------------------------------------------------------------------------

(b) Net (decrease)/increase in cash and cash equivalents:
-------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                                                   13,745            16,381
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year                                       16,381            15,221
    ---------------------------------------------------------------------------------------------------------------------------
    Net (decrease)/increase in cash and cash equivalents                                               (2,636)            1,160
    ---------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 31 March 2006.

Chen Tonghai         Wang Tianpu       Zhang Jiaren           Liu Yun
Chairman             President         Director and           Head of Accounting
(Authorised                            Chief Financial        Division
representative)                        Officer


The notes on pages 92 to 122 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2005

                                                                                       Note              2005              2004
                                                                                                 RMB millions      RMB millions
Cash flows from operating activities:
-------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                        645,438           474,149
    ---------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                      273               201
    ---------------------------------------------------------------------------------------------------------------------------
    Government grants received                                                                          6,584                --
    ---------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                                2,929             2,760
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                         655,224           477,110
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                                 (568,978)         (382,856)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                     (4,991)           (5,391)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                            (9,946)           (8,539)
    ---------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                              (13,623)          (13,460)
    ---------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                    (3,396)           (4,474)
    ---------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                              (11,372)          (10,319)
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                       (628,537)         (442,890)
    ---------------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                                 (a)            26,687            34,220
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
-------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                                102                62
    ---------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                                 36,700             6,379
    ---------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                     169               178
    ---------------------------------------------------------------------------------------------------------------------------
    Cash received on maturity of time deposits with financial institutions                                184               605
    ---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                          37,278             7,368
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                   (44,167)          (41,477)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchase of investments                                                              (6,927)           (3,156)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchase of time deposits with financial institutions                                   (46)             (617)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of operating assets and related liabilities from Sinopec Group Company   (3,128)           (3,652)
    ---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of subsidiaries                                                          (4,324)               --
    ---------------------------------------------------------------------------------------------------------------------------
Sub-total of cash outflows                                                                            (58,592)          (48,902)
-------------------------------------------------------------------------------------------------------------------------------
Net cash flow from investing activities                                                               (21,314)          (41,534)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
-------------------------------------------------------------------------------------------------------------------------------
        Cash received from issuance of corporate bonds, net of issuing expenses                         9,875             3,472
        -----------------------------------------------------------------------------------------------------------------------
        Cash received from borrowings                                                                 348,381           255,218
        -----------------------------------------------------------------------------------------------------------------------
        Sub-total of cash inflows                                                                     358,256           258,690
        -----------------------------------------------------------------------------------------------------------------------
        Cash repayments of borrowings                                                                (349,794)         (239,933)
        -----------------------------------------------------------------------------------------------------------------------
        Cash paid for dividends, profits distribution or interest expenses                            (14,872)          (11,737)
        -----------------------------------------------------------------------------------------------------------------------
        Sub-total of cash outflows                                                                   (364,666)         (251,670)
        -----------------------------------------------------------------------------------------------------------------------
Net cash flow from financing activities                                                                (6,410)            7,020
-------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                               (b)            (1,037)             (294)
-------------------------------------------------------------------------------------------------------------------------------

The notes on pages 92 to 122 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2005
notes to the cash flow statement

                                                                                                         2005              2004
                                                                                                 RMB millions      RMB millions
(a) Reconciliation of net profit to cash flow from operating activities:
-------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                         39,531            32,518
    ---------------------------------------------------------------------------------------------------------------------------
    Add:(Reversal of)/provision for allowance for doubtful accounts                                      (448)            2,159
    ---------------------------------------------------------------------------------------------------------------------------
        (Reversal of)/provision for diminution in value of inventories                                    (17)              190
        -----------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                   15,186            13,349
        -----------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                                 755               346
        -----------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                               1,082             3,417
        -----------------------------------------------------------------------------------------------------------------------
        Impairment losses on long-term investments                                                         14                 --
        -----------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                      1,681             2,555
        -----------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                              3,539             2,770
        -----------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                                  2,271             2,184
        -----------------------------------------------------------------------------------------------------------------------
        Investment income                                                                             (34,690)          (27,948)
        -----------------------------------------------------------------------------------------------------------------------
        Deferred tax liabilities (less: assets)                                                           489            (2,198)
        -----------------------------------------------------------------------------------------------------------------------
        Increase in inventories                                                                       (16,356)           (6,523)
        -----------------------------------------------------------------------------------------------------------------------
        Decrease/(increase) in operating receivables                                                   12,853              (756)
        -----------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                                    797            12,157
        -----------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities                                                            26,687            34,220
    ---------------------------------------------------------------------------------------------------------------------------

(b) Net decrease in cash and cash equivalents:
-------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                                                    5,014             6,051
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year                                        6,051             6,345
    ---------------------------------------------------------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                                                          (1,037)             (294)
    ---------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 31 March 2006.

Chen Tonghai         Wang Tianpu       Zhang Jiaren           Liu Yun
Chairman             President         Director and           Head of Accounting
(Authorised                            Chief Financial        Division
representative)                        Officer


The notes on pages 92 to 122 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

1   STATUS OF THE COMPANY
    China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ( the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the "MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion.

    Pursuant to the resolution passed at the Board of Directors' meeting held on 28 October 2003, the Company acquired the principal assets and associated liabilities related to the 380 kiloton ethylene production and distribution equipment from Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming"), for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Board of Directors' meeting held on 29 December 2003, the Company acquired the entire operating assets and liabilities of Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") and Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") from Sinopec Group Company, for considerations of RMB 0.14 billion and RMB 0.22 billion, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Company acquired certain operating assets and associated liabilities of refining, petrochemicals, catalysts and gas stations (the "Acquisition of Acquired Assets") from Sinopec Group Company for a consideration of RMB 5.36 billion. In connection with these acquisitions, the Group disposed of certain assets and liabilities related to its oilfield downhole operation (the "Disposal of Downhole Assets") to Sinopec Group Company for a consideration receivable of RMB 1.71 billion, resulting in a net consideration of RMB 3.65 billion payable to Sinopec Group Company.

2   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted by the Company and its subsidiaries ("the Group") are in conformity with the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the Ministry of Finance of the PRC.

    (a)  Accounting year
         The accounting year of the Group is from 1 January to 31 December.

    (b)  Basis of consolidation
         The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

         The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. A subsidiary is a company held by the Company directly or indirectly, of more than 50% (excluding 50%) of the equity interest, or the Company holds less than 50% of the equity interest of a company but has effective controlling power. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company holds more than 50% of the equity interests or holds less than 50% of equity interest but has effective controlling power. The effect of minority interests on equity and profit/loss attributable to minority shareholders are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but accounts for under the equity method in the long-term equity investments.

         Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

         For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

    (c)  Basis of preparation and measurement basis
         The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d) Reporting currency and translation of foreign currencies The Group's reporting currency is Renminbi.

         Foreign currency transactions during the year are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange gains and losses on foreign currency translation, except for those directly relating to the construction of fixed assets (see note 2(i)), are dealt with in the income statement.

         The results of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

    (e)  Cash equivalents
         Cash equivalents held by the Group are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

    (f) Allowance for doubtful accounts
         Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

    (g)  Inventories
         Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value.

         Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overheads.

         Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

         Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

         Inventories are recorded by perpetual method.

    (h) Long-term equity investments
         Where the Group has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Group's share of the shareholders' funds in the investee enterprise.

         Equity investment dfference, which is the difference between the initial investment cost and the Group's share of shareholders' funds of the investee enterprise, is accounted for as follows:

         -- Any excess of the initial investment cost over the share of shareholders' funds of the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or not more than 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

         -- Any shortfall of the initial investment cost over the share of shareholders' funds of the investee is recognised in capital reserve - reserve for equity investment acquired after the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)". If the investment was acquired before the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)", such shortfall is amortised on a straight-line basis over the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

         Where the Group does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

         Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

         The Group makes provision for impairment losses on long-term equity investments (see note 2(w)).

    (i)  Fixed assets and construction in progress
         Fixed assets represent the assets held by the Group for use in the production of goods and for administrative purposes with useful life over 1 year and comparatively high unit value.

         Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(w)). Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses (see note 2(w)). The revalued amount represents the amount of assets, which is determined by revaluation carried out in accordance with the relevant rules and regulations.

         All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

         Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

         Fixed assets of the Group are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

                                                                                    Estimated   Estimated rate of
                                                                                 useful lives      residual value
        Land and buildings                                                         15-45 years               3%-5%
        ----------------------------------------------------------------------------------------------------------
        Oil and gas properties                                                     10-14 years               0%-3%
        ----------------------------------------------------------------------------------------------------------
        Plant, machinery, equipment, vehicles and others                            4-18 years                  3%
        ----------------------------------------------------------------------------------------------------------
        Oil depots and storage tanks                                                8-14 years                  3%
        ----------------------------------------------------------------------------------------------------------
        Service stations                                                              25 years               3%-5%
        ----------------------------------------------------------------------------------------------------------

    (j)  Oil and gas properties
         Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

    (k)  Intangible assets
         Intangible assets are stated in the balance sheet at cost or revalued amount less accumulated amortisation and provision for impairment losses (see note 2(w)). Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the contracted beneficial period and the effective period stipulated by law. Amortisation is provided over 10 years if it is not specified in contracts or stipulated by law.

         Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l)  Pre-operating expenditures
         Except for the acquisition and constructions of fixed assets, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month operations commence.

    (m)  Debentures payable
         Debentures payable is stated in the balance sheet based on the proceeds received upon issuance. Interest expenses are calculated based on actual interest rate.

    (n)  Revenue recognition
         Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

         Revenue from the rendering of services only involving in one accounting year is recognised in the income statement upon completion. If a transaction lasts more than one accounting years, when the outcome of the transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed; or when the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues recognised only to the extent that costs incurred are expected to be recoverable.

         Interest income is recognised on a time proportion basis according to the principal outstanding and the applicable rate.

    (o)  Income tax
         Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current tax paid and payable and movement of deferred tax assets and liabilities.

         Current tax is calculated at the applicable tax rate on taxable income.

         Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

         The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (p)  Borrowing costs
         Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

         Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

    (q)  Repairs and maintenance expenses
         Repairs and maintenance expenses are recognised in the income statement when incurred.

    (r)  Environmental expenditures
         Environmental expenditures relating to circumstances arising as a result of the current or past businesses are recognised in the income statement when incurred.

    (s)  Research and development costs
         Research and development costs are recognised in the income statement when incurred.

    (t)  Operating leases
         Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

    (u)  Dividends
         Dividends appropriated to shareholders are recognised in the income statement and profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' funds in the balance sheet.

    (v)  Retirement benefits
         Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan for the employees arranged by a governmental organisation. The Group makes contributions to the retirement scheme at the applicable rate(s) based on the employees' salaries. The contributions are charged to the income statement on an accrual basis. After the payment of the contributions under the retirement plan, the Group does not have any other obligations in this respect.

    (w)  Provision for impairment
         The carrying amounts of assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

         The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

         Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Group's share of the shareholders' funds of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

         If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

    (x)  Related parties
         If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

    (y)  Provisions and contingent liabilities
         Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

         Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

3   TAXATION
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain branches and subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    For the period from 1 January 2005 to 30 June 2005, resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metres respectively. For the period from 1 July 2005 to 31 December 2005, resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metres respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The branches, subsidiaries and jointly controlled entities granted with tax concession are set out below:

    Name of branches, subsidiaries
    and jointly controlled entities                      Preferential tax rate      Reasons for granting concession
    Sinopec National Star Xinan Branch of China                   15%               Tax preferential policy in the western part
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec National Star Xibei Branch                            15%               Tax preferential policy in the western part
    of China
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec Southern Exploration Branch                           15%               Tax preferential policy in the western part
    of China
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical Company Limited                15%               The first batch of joint stock enterprise
                                                                                      which successfully got listed overseas
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited                15%               The first batch of joint stock enterprise
                                                                                      which successfully got listed overseas
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited                  15%               High technology enterprise
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited                   15%               High technology enterprise
    ----------------------------------------------------------------------------------------------------------------------------
    Petro-CyberWorks Information Technology Company               15%               High technology enterprise
    Limited
    ----------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical Company Limited         2-year exemption and
                                                         3-year 50% reduction       Foreign investment enterprise
    ----------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited                             2-year exemption and
                                                         3-year 50% reduction       Foreign investment enterprise
    ----------------------------------------------------------------------------------------------------------------------------

4   CASH AT BANK AND IN HAND

    The Group
                                                               2005                                        2004
                                              Original                                    Original
                                              currency       Exchange           RMB       currency      Exchange            RMB
                                              millions          rates      millions       millions         rates       millions
    Cash in hand
    ---------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                 207                                         115
       ------------------------------------------------------------------------------------------------------------------------
    Cash at bank
    ---------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                               9,229                                      12,621
       ------------------------------------------------------------------------------------------------------------------------
       US Dollars                                   76         8.0702           616             96        8.2765            795
       ------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars                            63         1.0403            66             47        1.0637             50
       ------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                                277         0.0687            19            220        0.0797             18
       ------------------------------------------------------------------------------------------------------------------------
       Euro                                          2         9.5797            21              1       11.2627             10
       ------------------------------------------------------------------------------------------------------------------------
                                                                             10,158                                      13,609
    ---------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
    ---------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                               4,588                                       4,657
       ------------------------------------------------------------------------------------------------------------------------
       US Dollars                                   --         8.0702             1              2        8.2765             14
       ------------------------------------------------------------------------------------------------------------------------
    Total cash at bank and in hand                                           14,747                                      18,280
    ---------------------------------------------------------------------------------------------------------------------------

    The Company

                                                               2005                                        2004
                                              Original                                    Original
                                              currency       Exchange           RMB       currency      Exchange            RMB
                                              millions          rates      millions       millions         rates       millions
    Cash in hand
    ---------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                  12                                         107
       ------------------------------------------------------------------------------------------------------------------------
    Cash at bank
    ---------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                               3,075                                       4,892
       ------------------------------------------------------------------------------------------------------------------------
       US Dollars                                    1         8.0702            10              1        8.2765              6
       ------------------------------------------------------------------------------------------------------------------------
                                                                              3,097                                       5,005
    ---------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
    ---------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                               2,026                                       1,280
       ------------------------------------------------------------------------------------------------------------------------
       US Dollars                                   --         8.0702             1              2        8.2765             14
       ------------------------------------------------------------------------------------------------------------------------
    Total cash at bank and in hand                                            5,124                                       6,299
    ---------------------------------------------------------------------------------------------------------------------------

    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated based on market rate.

5   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

6   TRADE ACCOUNTS RECEIVABLE

                                                                       The Group                          The Company
                                                                    2005              2004              2005              2004
                                                            RMB millions      RMB millions      RMB millions      RMB millions
    Amounts due from subsidiaries                                     --                --             6,252             5,026
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow              3,049             2,349               518               858
    subsidiaries
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                      572                89                10                19
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from jointly controlled entities                     505                --               229                --
    Others                                                        13,546            10,989             4,136             5,179
    --------------------------------------------------------------------------------------------------------------------------
                                                                  17,672            13,427            11,145            11,082
    --------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                          3,140             3,671             2,319             2,837
    --------------------------------------------------------------------------------------------------------------------------
    Total                                                         14,532             9,756             8,826             8,245
    --------------------------------------------------------------------------------------------------------------------------

    Allowance for doubtful accounts is analysed as follows:

                                                                       The Group                          The Company
                                                                    2005              2004              2005              2004
                                                            RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                           3,671             3,185             2,837             2,299
    --------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                           328               931               186               708
    --------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                       (503)              (85)             (424)              (37)
    --------------------------------------------------------------------------------------------------------------------------
    Written off for the year                                        (356)             (360)             (280)             (133)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                         3,140             3,671             2,319             2,837
    --------------------------------------------------------------------------------------------------------------------------

    Ageing analysis on trade accounts receivable is as follows:

                                                                              The Group
                                                          2005                                         2004
                                         Amount              Allowance                 Amount              Allowance
                                   RMB millions          %RMB millions         % RMB millions         % RMB millions           %
    Within one year                      14,320       81.0          49       0.3        9,546      71.1          390         4.1
    ----------------------------------------------------------------------------------------------------------------------------
    Between one and two years               279        1.6         101      36.2          308       2.3           83        26.9
    ----------------------------------------------------------------------------------------------------------------------------
    Between two and three years             158        0.9         115      72.8          527       3.9          361        68.5
    ----------------------------------------------------------------------------------------------------------------------------
    Over three years                      2,915       16.5       2,875      98.6        3,046      22.7        2,837        93.1
    ----------------------------------------------------------------------------------------------------------------------------
    Total                                17,672      100.0       3,140                 13,427     100.0        3,671
    ----------------------------------------------------------------------------------------------------------------------------

                                                                             The Company
                                                          2005                                         2004
                                         Amount              Allowance                 Amount              Allowance
                                   RMB millions          %RMB millions         % RMB millions         % RMB millions           %
    Within one year                       8,721       78.1          45       0.5        8,103      73.1          275         3.4
    ----------------------------------------------------------------------------------------------------------------------------
    Between one and two years               164        1.5          52      31.7          193       1.8           66        34.2
    ----------------------------------------------------------------------------------------------------------------------------
    Between two and three years              95        0.9          70      73.7          334       3.0          251        75.1
    ----------------------------------------------------------------------------------------------------------------------------
    Over three years                      2,165       19.5       2,152      99.4        2,452      22.1        2,245        91.6
    ----------------------------------------------------------------------------------------------------------------------------
    Total                                11,145      100.0       2,319                 11,082     100.0        2,837
    ----------------------------------------------------------------------------------------------------------------------------

    Major trade accounts receivable of the Group at 31 December 2005 are set out below:

                                                                                                         Percentage on trade
    Name of debtor                                                                           Balance     accounts receivable
                                                                                        RMB millions                       %
    Guangdong Nanhua Petroleum Company Limited                                                   921                     5.2
    ------------------------------------------------------------------------------------------------------------------------
    Dongxing Oil Industry Limited                                                                697                     3.9
    ------------------------------------------------------------------------------------------------------------------------
    Sinopec Railway Oil Marketing Company Limited                                                330                     1.9
    ------------------------------------------------------------------------------------------------------------------------
    SK Corporation                                                                               232                     1.3
    ------------------------------------------------------------------------------------------------------------------------
    Sinochem Singapore Petroleum International Company Limited                                   216                     1.2

    Major trade accounts receivable of the Group at 31 December 2004 are set out below:

                                                                                                         Percentage on trade
    Name of debtor                                                                           Balance     accounts receivable
                                                                                        RMB millions                       %
    Baling Petrochemical Yueyang Petrochemical Company                                           393                     2.9
    ------------------------------------------------------------------------------------------------------------------------
    Qingdao Petrochemical Plant                                                                  379                     2.8
    ------------------------------------------------------------------------------------------------------------------------
    Petrolimex Vietnam                                                                           311                     2.3
    ------------------------------------------------------------------------------------------------------------------------
    Phibro GmbH                                                                                  294                     2.2
    ------------------------------------------------------------------------------------------------------------------------
    Maoming Petrochemical Shihua Company Limited                                                 248                     1.8
    ------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 41, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the years ended 31 December 2005 and 2004, the Group and the Company had no individually significant trade accounts receivable been fully or substantially provided for.

    During the years ended 31 December 2005 and 2004, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 31 December 2005 and 2004, the Group and the Company had no individually significant trade accounts receivable that aged over three years.

7   OTHER RECEIVABLES

                                                                        The Group                          The Company
                                                                     2005              2004              2005              2004
                                                             RMB millions      RMB millions      RMB millions      RMB millions
    Amounts due from subsidiaries                                      --                --             1,740            11,004
    ----------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow               3,059             6,135             2,708             5,616
    subsidiaries
    ----------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                       521               308               501               260
    ----------------------------------------------------------------------------------------------------------------------------
    Others                                                         11,419             9,515             7,855             6,168
    ----------------------------------------------------------------------------------------------------------------------------
                                                                   14,999            15,958            12,804            23,048
    ----------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                           3,512             3,496             3,200             3,423
    ----------------------------------------------------------------------------------------------------------------------------
    Total                                                          11,487            12,462             9,604            19,625
    ----------------------------------------------------------------------------------------------------------------------------

    Allowance for doubtful accounts is analysed as follows:

                                                                        The Group                          The Company
                                                                     2005              2004              2005              2004
                                                             RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                            3,496             2,348             3,423             1,967
    ----------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                            446             1,245               176             1,514
    ----------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                        (415)              (41)             (386)              (26)
    ----------------------------------------------------------------------------------------------------------------------------
    Written off for the year                                          (15)              (56)              (13)              (32)
    ----------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                          3,512             3,496             3,200             3,423
    ----------------------------------------------------------------------------------------------------------------------------

    Ageing analysis of other receivables is as follows:

                                                                             The Group
                                                        2005                                          2004
                                       Amount              Allowance                  Amount              Allowance
                                 RMB millions          %RMB millions          % RMB millions         % RMB millions           %
    Within one year                     9,167       61.1          15        0.2        8,577      53.8           14         0.2
    ---------------------------------------------------------------------------------------------------------------------------
    Between one and two years             676        4.5          33        4.9          485       3.0           17         3.5
    ---------------------------------------------------------------------------------------------------------------------------
    Between two and three years           447        3.0         338       75.6        3,549      22.2          430        12.1
    ---------------------------------------------------------------------------------------------------------------------------
    Over three years                    4,709       31.4       3,126       66.4        3,347      21.0        3,035        90.7
    ---------------------------------------------------------------------------------------------------------------------------
    Total                              14,999      100.0       3,512                  15,958     100.0        3,496
    ---------------------------------------------------------------------------------------------------------------------------


                                                                            The Company
                                                        2005                                          2004
                                       Amount              Allowance                  Amount              Allowance
                                 RMB millions          %RMB millions          % RMB millions         % RMB millions           %
    Within one year                     7,127       55.7           5        0.1       16,168      70.1           12         0.1
    ---------------------------------------------------------------------------------------------------------------------------
    Between one and two years             491        3.8          19        3.9          923       4.0          592        64.1
    ---------------------------------------------------------------------------------------------------------------------------
    Between two and three years           748        5.8         622       83.1        2,620      11.4           48         1.8
    ---------------------------------------------------------------------------------------------------------------------------
    Over three years                    4,438       34.7       2,554       57.5        3,337      14.5        2,771        83.0
    ---------------------------------------------------------------------------------------------------------------------------
    Total                              12,804      100.0       3,200                  23,048     100.0        3,423
    ---------------------------------------------------------------------------------------------------------------------------

    Major other receivables of the Group at 31 December 2005 are set out below:


                                                                                                           Percentage on
    Name of debtor                                                      Particulars           Balance  other receivables
                                                                                         RMB millions                  %
    China Petrochemical Corporation                                     Current Account         1,507               10.0
    ---------------------------------------------------------------------------------------------------------------------
    Fujian Quanzhou Qu Finance Bureau                                   Current Account           375                2.5
    ---------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                                Current Account           208                1.4
    ---------------------------------------------------------------------------------------------------------------------
    Ningbo Taiyi Real Estate Company Limited                            Current Account           192                1.3
    ---------------------------------------------------------------------------------------------------------------------
    Qingdao Qirun Petrochemical Company Limited                         Current Account           162                1.0
    ---------------------------------------------------------------------------------------------------------------------

    Major other receivables of the Group at 31 December 2004 are set out below:

                                                                                                           Percentage on
    Name of debtor                                                      Particulars           Balance  other receivables
                                                                                         RMB millions                  %
    China Petrochemical Corporation                                     Current Account         2,502               15.7
    --------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                                Current Account           219                1.4
    ---------------------------------------------------------------------------------------------------------------------
    China Ruilian Industrial Group Corporation                          Current Account           184                1.2
    ---------------------------------------------------------------------------------------------------------------------
    Anhui Jinyu Highway Development Company Limited                     Current Account           121                0.8
    ---------------------------------------------------------------------------------------------------------------------
    Anhui He Chao Wu Highway Company Limited                            Current Account           107                0.7
    ---------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 41, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the years ended 31 December 2005 and 2004, the Group and the Company had no individually significant other receivables been fully or substantially provided for.

    During the years ended 31 December 2005 and 2004, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 31 December 2005 and 2004, the Group and the Company had no individually significant other receivables that aged over three years.

8   ADVANCE PAYMENTS
    All advance payments are aged within one year.

    Except for the balances disclosed in Note 41, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

9   INVENTORIES

                                                                       The Group                          The Company
                                                                    2005              2004              2005              2004
                                                            RMB millions      RMB millions      RMB millions      RMB millions
    Raw materials                                                 53,350            32,581            25,471            14,544
    --------------------------------------------------------------------------------------------------------------------------
    Work in progress                                               9,422             8,341             4,659             3,605
    --------------------------------------------------------------------------------------------------------------------------
    Finished goods                                                23,163            20,804            17,980            15,163
    --------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                    3,893             3,098             2,061             1,033
    --------------------------------------------------------------------------------------------------------------------------
                                                                  89,828            64,824            50,171            34,345
    --------------------------------------------------------------------------------------------------------------------------
    Less: Provision for diminution in value of inventories           892               906               309               394
    --------------------------------------------------------------------------------------------------------------------------
                                                                  88,936            63,918            49,862            33,951
    --------------------------------------------------------------------------------------------------------------------------

    All of the above inventories are purchased or self-manufactured.

    Provision for diminution in value of inventories is mainly against finished goods and spare parts.

    Provision for diminution in value of inventories is analysed as follows:

                                                                       The Group                          The Company
                                                                    2005              2004              2005              2004
                                                            RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                             906               519               394               226
    --------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                           262               621                64               314
    --------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                       (180)             (188)              (81)             (124)
    --------------------------------------------------------------------------------------------------------------------------
    Written off                                                      (96)              (46)              (68)              (22)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                           892               906               309               394
    --------------------------------------------------------------------------------------------------------------------------

    The cost of inventories recognised as costs and expenses by the Group and the Company amounted to RMB 683,375 million (2004: RMB 473,724 million) and RMB 488,592 million (2004: RMB 343,269 million) for the year ended 31 December 2005, respectively.

10  LONG-TERM EQUITY INVESTMENTS

    The Group

                                                                      Unlisted                        Provision
                                                                     stock and          Equity              for
                                                  Listed stock    other equity      investment       impairment
                                                    investment      investment     differences           losses            Total
                                                  RMB millions    RMB millions    RMB millions     RMB millions     RMB millions
    Balance at 1 January 2005                              790          12,589             383             (353)          13,409
    ----------------------------------------------------------------------------------------------------------------------------
    Additions for the year                                  --           2,942           1,820               --            4,762
    ----------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
      accounted for under the equity method                 81             754              --               --              835
    ----------------------------------------------------------------------------------------------------------------------------
    Long-term equity investments accounted
      for as a jointly controlled entity                    --          (3,516)             --               --           (3,516)
    ----------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                          (48)           (407)             --               --             (455)
    ----------------------------------------------------------------------------------------------------------------------------
    Disposals for the year                                  --            (715)             --               --             (715)
    ----------------------------------------------------------------------------------------------------------------------------
    Amortisation for the year                               --              --            (200)              --             (200)
    ----------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses             --              --              --               26               26
    ----------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2005                            823          11,647           2,003             (327)          14,146
    ----------------------------------------------------------------------------------------------------------------------------

    The Company

                                                                      Unlisted                        Provision
                                                                     stock and          Equity              for
                                                  Listed stock    other equity      investment       impairment
                                                    investment      investment     differences           losses            Total
                                                  RMB millions    RMB millions    RMB millions     RMB millions     RMB millions
    Balance at 1 January 2005                           49,731          74,235             400             (155)         124,211
    ----------------------------------------------------------------------------------------------------------------------------
    Additions for the year                                  --           9,821           1,818               --           11,639
    ----------------------------------------------------------------------------------------------------------------------------
    Reclassification                                    (6,856)          6,856              --               --               --
    ----------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
      accounted for under the equity method              8,371          26,444              --               --           34,815
    ----------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                       (2,682)        (34,404)             --               --          (37,086)
    ----------------------------------------------------------------------------------------------------------------------------
    Disposals for the year                                  --            (227)             --               --             (227)
    ----------------------------------------------------------------------------------------------------------------------------
    Amortisation for the year                               --              --            (201)              --             (201)
    ----------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses             --              --              --               52               52
    ----------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2005                         48,564          82,725           2,017             (103)         133,203
    ----------------------------------------------------------------------------------------------------------------------------

    Provision for impairment losses is analysed as follows:

                                                                    The Group                          The Company
                                                                   2005              2004              2005              2004
                                                           RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                            353               271               155               160
    -------------------------------------------------------------------------------------------------------------------------
    Additions for the year                                           77                96                14                 2
    -------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                       (17)               (8)               --                (2)
    -------------------------------------------------------------------------------------------------------------------------
    Written off                                                     (86)               (6)              (66)               (5)
    -------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                          327               353               103               155
    -------------------------------------------------------------------------------------------------------------------------

    At 31 December 2005 and 2004, the Group and the Company had no individually significant long-term equity investments which had been provided for.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investments of the Company represent investments in subsidiaries, associates and jointly controlled entities. Details of the Company's principal subsidiaries are set out in Note 42.

    At 31 December 2005, details of listed stock investment of the Group (associates) are as follows:

                                                                              Shares of
                                       Percentage                               profits                                    Market
                                        of equity                  Balance    accounted                     Balance      price as
                    Type of             interest      Initial         at 1    for under     Dividends         at 31         at 31
Name of investee    equity     No. of    held by   investment      January   the equity   receivable/      December      December
enterprise          interest   shares  the Group         cost         2005       method      received          2005         2005*
                             millions            RMB millions RMB millions RMB millions  RMB millions  RMB millions  RMB millions
Sinopec Shengli     Legal          96    26.33%           223          461           62           (29)          494           722
 Oil Field Dynamic  person
 Co Ltd             shares
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Shandong    Legal         186    38.68%           124          329           19           (19)          329           547
 Taishan Petroleum  person
 Co Ltd             shares
---------------------------------------------------------------------------------------------------------------------------------
                                                                       790           81           (48)          823
---------------------------------------------------------------------------------------------------------------------------------

    * Information of market price is sourced from Shenzhen Stock Exchange.

    At 31 December 2005, details of principal unlisted stock and other equity investment of the Group (including associates) are as follows:

                                                                                                        Share of
                                                                                                         profits
                                                            Percentage       Balance                   accounted
                                    Initial                  of equity          at 1      Addition     for under     Dividends
Name of                          investment  Investment  interest held       January       for the    the equity   receivable/
investee enterprise                    cost      period   by the Group          2005          year        method      received
                               RMB millions                             RMB millions  RMB millions  RMB millions  RMB millions
Sinopec Finance Company
 Limited (i) (ii)                     1,205          --            40%         1,311            --           262           (56)
--------------------------------------------------------------------------------------------------------------------------------
China Aviation Oil Supply
 Company Limited (ii)                 1,102          --            29%            --         1,102            --            --
--------------------------------------------------------------------------------------------------------------------------------
Shanghai Petroleum National
 Gas Corporation (i) (ii)               300          --            30%           912            --           241          (195)
--------------------------------------------------------------------------------------------------------------------------------
Shanghai Chemical Industry
 Park Development Company
 Limited (ii)                           608    30 years            38%           651            --            10            (2)
--------------------------------------------------------------------------------------------------------------------------------
China Shipping & Sinopec
 Suppliers Company
 Limited (ii)                           438          --            50%           468            --            41            --
--------------------------------------------------------------------------------------------------------------------------------
Sinopec Changjiang Fuel
 Company Limited (ii)                   190    20 years            50%           251            --            41           (39)
--------------------------------------------------------------------------------------------------------------------------------
Hunan Highway Industrial
 Development Company
 Limited (i) (ii)                       215          --            49%           218            --             5            (2)
--------------------------------------------------------------------------------------------------------------------------------
Beijng International Trust
 and Investment Company
 Limited                                200          --             8%            --           200            --            --
--------------------------------------------------------------------------------------------------------------------------------
Zhejiang Express Petroleum
 Development Company
 Limited (i) (ii)                       174    30 years            50%            --           174             3            --
--------------------------------------------------------------------------------------------------------------------------------
China Gas Holdings Ltd                  136          --            11%           136            --            --            --
--------------------------------------------------------------------------------------------------------------------------------
Sinopec Railway Oil
 Marketing Company
 Limited (ii)                            74    20 years            50%           110           24             40           (48)
--------------------------------------------------------------------------------------------------------------------------------

[TABLE CONTINUED]



                                   Balance at
                                           31
Name of                              December
investee enterprise                      2005
                                 RMB millions
Sinopec Finance Company
 Limited (i) (ii)                       1,517
---------------------------------------------
China Aviation Oil Supply
 Company Limited (ii)                    1,102
---------------------------------------------
Shanghai Petroleum National
 Gas Corporation (i) (ii)                 958
---------------------------------------------
Shanghai Chemical Industry
 Park Development Company
 Limited (ii)                             659
---------------------------------------------
China Shipping & Sinopec
 Suppliers Company
 Limited (ii)                             509
---------------------------------------------
Sinopec Changjiang Fuel
 Company Limited (ii)                     253
---------------------------------------------
Hunan Highway Industrial
 Development Company
 Limited (i) (ii)                         221
---------------------------------------------
Beijng International Trust
 and Investment Company
 Limited                                  200
---------------------------------------------
Zhejiang Express Petroleum
 Development Company
 Limited (i) (ii)                         177
---------------------------------------------
China Gas Holdings Ltd                    136
---------------------------------------------
Sinopec Railway Oil
 Marketing Company
 Limited (ii)                             126
---------------------------------------------

    (i)  These entities are principal associates of the Company.

    (ii) These entities are principal associates of the Group.

    No provision for individually significant impairment losses or individually significant equity investment difference was made for the long-term equity investments as set out above.

    At 31 December 2005, the Group's and the Company's proportion of the total investments to the net assets was 7% (2004: 7%) and 61% (2004: 66%), respectively.

    At 31 December 2005, the Group's and the Company's equity investment differences represent mainly the equity investment difference resulting from the acquisition of the minority interests of Sinopec Beijing Yanhua Petrochemical Company Limited in 2005. The equity investment difference is amortised on a straight-line basis over 10 years. The balance at 31 December 2005 is RMB 1,041 million.

11  FIXED ASSETS

    The Group - by segment

                                             Exploration                   Marketing
                                                     and                         and
                                              production      Refining  distribution     Chemicals        Others         Total
                                            RMB millions  RMB millions  RMB millions  RMB millions  RMB millions  RMB millions
Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                170,457       117,063        64,775       163,075         4,092       519,462
------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                151           172           934           307           150         1,714
------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress         22,094         8,066        13,687        18,370           381        62,598
------------------------------------------------------------------------------------------------------------------------------
Proportionate share of a new jointly
 controlled entity                                   --             --            --         1,315            --         1,315
------------------------------------------------------------------------------------------------------------------------------
Reclassification                                    (157)         (432)          204           289            96            --
------------------------------------------------------------------------------------------------------------------------------
Disposals                                         (3,419)       (2,860)       (2,927)       (3,173)         (245)      (12,624)
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                              189,126       122,009        76,673       180,183         4,474       572,465
------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                 86,550        56,614        11,657        87,282         1,407       243,510
------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                  11,217         6,913         2,986         9,447           282        30,845
------------------------------------------------------------------------------------------------------------------------------
Reclassification                                     (78)         (214)           78           160            54            --
------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                          (2,948)       (2,153)       (1,245)       (2,204)         (194)       (8,744)
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               94,741        61,160        13,476        94,685         1,549       265,611
------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               94,385        60,849        63,197        85,498         2,925       306,854
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                               83,907        60,449        53,118        75,793         2,685       275,952
------------------------------------------------------------------------------------------------------------------------------


The Company - by segment

                                             Exploration                   Marketing
                                                     and                         and
                                              production      Refining  distribution     Chemicals        Others         Total
                                            RMB millions  RMB millions  RMB millions  RMB millions  RMB millions  RMB millions
Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                 61,025        87,893        61,413        57,719         3,070       271,120
Addition for the year                                151           113           267            38           120           689
Transferred from construction in progress         13,213         5,676         9,033         2,063           371        30,356
Transferred to subsidiaries                           --            --          (577)           --            --          (577)
Reclassification                                    (130)         (176)          276            (2)           32            --
Disposals                                         (1,781)       (1,546)       (2,864)         (978)         (213)       (7,382)
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               72,478        91,960        67,548        58,840         3,380       294,206
------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                 26,483        42,803        11,117        32,112         1,057       113,572
Depreciation charge for the year                   4,559         4,688         2,873         2,886           180        15,186
Transferred to subsidiaries                           --            --           (66)           --            --           (66)
Reclassification                                     (65)          (49)           99            (1)           16             --
Written back on disposal                          (1,631)       (1,181)       (1,214)         (734)         (185)       (4,945)
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               29,346        46,261        12,809        34,263         1,068       123,747
------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               43,132        45,699        54,739        24,577         2,312       170,459
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                               34,542        45,090        50,296        25,607         2,013       157,548
------------------------------------------------------------------------------------------------------------------------------


    The Group - by asset class

                                                                                                       Plant,
                                                                                 Oil depots,       machinery,
                                                                                     storage       equipment,
                                                Land and       Oil and gas         tanks and     vehicles and
                                               buildings        properties  service stations           others             Total
                                            RMB millions      RMB millions      RMB millions     RMB millions      RMB millions
Cost/valuation:
-------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                 47,107           151,945            59,963          260,447           519,462
-------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                730                64               228              692             1,714
-------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress          2,462            20,985            13,521           25,630            62,598
-------------------------------------------------------------------------------------------------------------------------------
Proportionate share of a new jointly
controlled entity                                    469                --                --              846             1,315
-------------------------------------------------------------------------------------------------------------------------------
Reclassification                                    (406)             (802)              650              558                --
-------------------------------------------------------------------------------------------------------------------------------
Disposals                                         (1,044)           (2,251)           (2,145)          (7,184)          (12,624)
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               49,318           169,941            72,217          280,989           572,465
-------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
-------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                 19,988            77,666            10,493          135,363           243,510
-------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                   1,778            10,593             2,878           15,596            30,845
-------------------------------------------------------------------------------------------------------------------------------
Reclassification                                     (98)             (430)              153              375                --
-------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                            (538)           (1,933)             (786)          (5,487)           (8,744)
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               21,130            85,896            12,738          145,847           265,611
-------------------------------------------------------------------------------------------------------------------------------
Net book value:
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               28,188            84,045            59,479          135,142           306,854
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                               27,119            74,279            49,470          125,084           275,952
-------------------------------------------------------------------------------------------------------------------------------


The Company - by asset class

                                                                                                       Plant,
                                                                                 Oil depots,       machinery,
                                                                                     storage       equipment,
                                                Land and       Oil and gas         tanks and     vehicles and
                                               buildings        properties  service stations           others             Total
                                            RMB millions      RMB millions      RMB millions     RMB millions      RMB millions
Cost/valuation:
-------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                 25,187            53,307            56,824          135,802           271,120
-------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                132                64               174              319               689
-------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress            989            12,266             9,033            8,068            30,356
-------------------------------------------------------------------------------------------------------------------------------
Transferred to subsidiaries                           (9)               --              (529)             (39)             (577)
-------------------------------------------------------------------------------------------------------------------------------
Reclassification                                    (469)             (551)              651              369                --
-------------------------------------------------------------------------------------------------------------------------------
Disposals                                           (552)             (944)           (2,097)          (3,789)           (7,382)
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               25,278            64,142            64,056          140,730           294,206
-------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
-------------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                                  9,672            24,299            10,116           69,485           113,572
-------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                   1,046             4,193             2,488            7,459            15,186
-------------------------------------------------------------------------------------------------------------------------------
Transferred to subsidiaries                           (3)               --               (41)             (22)              (66)
-------------------------------------------------------------------------------------------------------------------------------
Reclassification                                    (111)             (309)              154              266                --
-------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                            (275)             (825)             (774)          (3,071)           (4,945)
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               10,329            27,358            11,943           74,117           123,747
-------------------------------------------------------------------------------------------------------------------------------
Net book value:
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                               14,949            36,784            52,113           66,613           170,459
-------------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                               15,515            29,008            46,708           66,317           157,548
-------------------------------------------------------------------------------------------------------------------------------

The fixed assets and construction in progress of the Group at 30 September 1999 were revalued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been revalued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Ethylene Assets, the fixed assets and construction in progress of Sinopec Maoming have been revalued by a firm of independent valuers in the PRC. Deficit on revaluation of RMB 86 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Refining Assets, the fixed assets and construction in progress of Tahe Petrochemical and Xi'an Petrochemical have been revalued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 82 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Acquired Assets, the related fixed assets and construction in progress have been revalued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 492 million has been incorporated in the Group's financial statements since the year ended 31 December 2004.

    At 31 December 2005, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 83 million (2004: RMB 123 million) and RMB 10 million (2004: RMB 10 million), respectively.

    Provision for impairment losses on fixed assets is analysed as follows:

    The Group - by segment

                                           Exploration                           Marketing
                                                   and                                 and
                                            production          Refining      distribution         Chemicals             Total
                                          RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
    At 1 January 2005                              783                64             1,769             3,200             5,816
    --------------------------------------------------------------------------------------------------------------------------
    Addition for the year                           60                --               366             1,425             1,851
    --------------------------------------------------------------------------------------------------------------------------
    Written off for the year                        --               (53)             (865)             (515)           (1,433)
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                            843                11             1,270             4,110             6,234
    --------------------------------------------------------------------------------------------------------------------------

    The Company - by segment

                                           Exploration                           Marketing
                                                   and                                 and
                                            production          Refining      distribution         Chemicals             Total
                                          RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
    At 1 January 2005                              720                13             1,737             1,568             4,038
    --------------------------------------------------------------------------------------------------------------------------
    Addition for the year                           60                --               351               671             1,082
    --------------------------------------------------------------------------------------------------------------------------
    Written off for the year                        --                (2)             (847)              (80)             (929)
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                            780                11             1,241             2,159             4,191
    --------------------------------------------------------------------------------------------------------------------------

    The Group - by asset class

                                                                                                      Plant,
                                                                               Oil depots,        machinery,
                                                                             storage tanks        equipment,
                                              Land and       Oil and gas       and service          vehicles
                                             buildings        properties          stations        and others             Total
                                          RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
    At 1 January 2005                              331               783             1,249             3,453             5,816
    --------------------------------------------------------------------------------------------------------------------------
    Addition for the year                           79                60               261             1,451             1,851
    --------------------------------------------------------------------------------------------------------------------------
    Written off for the year                       (59)               --              (593)             (781)           (1,433)
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                            351               843               917             4,123             6,234
    --------------------------------------------------------------------------------------------------------------------------

    The Company - by asset class

                                                                                                      Plant,
                                                                               Oil depots,        machinery,
                                                                             storage tanks        equipment,
                                              Land and       Oil and gas       and service          vehicles
                                             buildings        properties          stations        and others             Total
                                          RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
    At 1 January 2005                              184               720             1,249             1,885             4,038
    --------------------------------------------------------------------------------------------------------------------------
    Addition for the year                           21                60               261               740             1,082
    --------------------------------------------------------------------------------------------------------------------------
    Written off for the year                       (51)               --              (575)             (303)             (929)
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                            154               780               935             2,322             4,191
    --------------------------------------------------------------------------------------------------------------------------

    Provision for impairment losses recognised on fixed assets of the chemicals segment of the Group of RMB 1,425 million (2004: RMB 2,747 million) for the year ended 31 December 2005 relate to certain chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values. The primary factor resulting in the provision for impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of the Group of RMB 366 million (2004: RMB 1,769 million) for the year ended 31 December 2005 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

    The factors resulting in the exploration and production segment of the Group provision for impairment losses of RMB 60 million (2004: RMB 98 million) for the year ended 31 December 2005 were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these oil and gas properties were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

    At 31 December 2005 and 2004, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

    At 31 December 2005 and 2004, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

12  CONSTRUCTION MATERIALS

    At 31 December 2005 and 2004, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

13  CONSTRUCTION IN PROGRESS

    The Group

                                             Exploration                   Marketing
                                                     and                         and
                                              production      Refining  distribution     Chemicals        Others         Total
                                            RMB millions  RMB millions  RMB millions  RMB millions  RMB millions  RMB millions
    At 1 January 2005                              9,262         8,215        13,451        13,535         1,513        45,976
    --------------------------------------------------------------------------------------------------------------------------
    Addition for the year                         25,894        14,036        10,192         9,003         1,014        60,139
    --------------------------------------------------------------------------------------------------------------------------
    Addition for the year of jointly
    controlled entities                              814            --            --         1,830            --         2,644
    --------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a new jointly
    controlled entity                                 --            --            --         5,461            --         5,461
    --------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                    (2,992)           --            --            --            --        (2,992)
    --------------------------------------------------------------------------------------------------------------------------
    Transferred to fixed assets and other
    assets                                       (22,094)       (8,066)      (13,687)      (18,927)         (381)      (63,155)
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                           10,884        14,185         9,956        10,902         2,146        48,073
    --------------------------------------------------------------------------------------------------------------------------

    The interest rates per annum at which borrowing costs were capitalised during the year by the Group ranged from 3.3% to 6.6% (2004: 3.1% to 6.0%).

    The Group's proportionate share of the jointly controlled entities' construction in progress at 31 December 2005 in the exploration and production and the chemicals segments were RMB 2,888 million (2004: RMB 2,053 million) and RMB 504 million (2004: RMB 8,171 million), respectively.

    At 31 December 2005, major construction projects of the Group are as follows:

                                                                                                                      Accumulated
                                                                             At 31  Percentage                           interest
                                Budgeted  At 1 January      Addition      December          of       Source of  capitalised at 31
Project name                      amount          2005  for the year          2005  completion         funding      December 2005
                            RMB millions  RMB millions  RMB millions  RMB millions                                   RMB millions
The Group
---------------------------------------------------------------------------------------------------------------------------------
Yizheng-Changling Crude            4,820           893         2,994         3,887         81%    Bank loans &           45
  Oil Pipeline Project                                                                          self-financing
---------------------------------------------------------------------------------------------------------------------------------
1,000,000 tonnes Ethylene          7,494           509         2,008         2,517         34%    Bank loans &           33
 Reconstruction and                                                                             self-financing
 Expansion Project
---------------------------------------------------------------------------------------------------------------------------------
Middle East Sour Crude             4,438           350         2,100         2,450         55%    Bank loans &           14
 Processing and Clean Fuel                                                                      self-financing
 Production Supporting
 Project
---------------------------------------------------------------------------------------------------------------------------------
Chaoyang Square Project            2,800           906           200         1,106         40%  Self-financing           --
---------------------------------------------------------------------------------------------------------------------------------
Coal in replacement of Oil         1,256           603           468         1,071         85%    Bank loans &           29
 Technology Improvement                                                                         self-financing
 Project
---------------------------------------------------------------------------------------------------------------------------------

    The Company

                                         Exploration                    Marketing
                                                 and                          and
                                          production      Refining   distribution     Chemicals         Others         Total
                                        RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
At 1 January 2005                              6,607         6,759          9,941         3,978          1,494        28,779
----------------------------------------------------------------------------------------------------------------------------
Addition for the year                         16,528        12,119          7,445         5,778            915        42,785
----------------------------------------------------------------------------------------------------------------------------
Dry hole costs written off                    (2,271)           --             --            --             --        (2,271)
----------------------------------------------------------------------------------------------------------------------------
Transferred to fixed assets                  (13,213)       (5,676)        (9,033)       (2,063)          (371)      (30,356)
----------------------------------------------------------------------------------------------------------------------------
At 31 December 2005                            7,651        13,202          8,353         7,693          2,038        38,937
----------------------------------------------------------------------------------------------------------------------------

    The interest rates per annum at which borrowing costs were capitalised for the year ended 31 December 2005 by the Company ranged from 3.3% to 6.6% (2004: 3.1% to 6.0%).

14  INTANGIBLE ASSETS

    The Group


                                                                               Exploration
                                              Computer                                 and
                                              software         Technical        production
                                               license          know-how             right            Others             Total
                                          RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
    Cost:
-------------------------------------------------------------------------------------------------------------------------------

    At 1 January 2005                              852             2,286             3,163               635             6,936
    Addition for the year                          183               660                --             1,134             1,977
    Disposals                                       (2)               --                --              (166)             (168)
    Other decrease                                  --                --                --              (287)             (287)
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                          1,033             2,946             3,163             1,316             8,458
-------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
-------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                              185               841               468                97             1,591
    Amortisation charge for the year               490               315               117                64               986
    Written back on disposal                        (2)               --                --               (26)              (28)
    Other decrease                                  --                --                --               (15)              (15)
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                            673             1,156               585               120             2,534
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
    Net book value:
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                            360             1,790             2,578             1,196             5,924
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                            667             1,445             2,695               538             5,345


    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 40 years. At 31 December 2005, the remaining amortisation period of the exploration and production right was 22 years.

    The Company


                                                                              Exploration
                                             Computer                                 and
                                             software         Technical        production
                                              license          know-how             right            Others             Total
                                         RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
    Cost:
-------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                             671             1,316             3,163               421             5,571
    Addition for the year                         155                 2                --               713               870
    Disposals                                      (1)               --                --              (163)             (164)
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                           825             1,318             3,163               971             6,277
-------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
-------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                             120               673               468                49             1,310
    Amortisation charge for the year              467               130               117                41               755
    Written back on disposal                       (1)               --                --               (25)              (26)
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                           586               803               585                65             2,039
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
    Net book value:
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                           239               515             2,578               906             4,238
-------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                           551               643             2,695               372             4,261

    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 40 years. At 31 December 2005, the remaining amortisation period of the exploration and production right was 22 years.


15  LONG-TERM DEFERRED EXPENSES

    Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

16  DEFERRED TAX ASSETS AND LIABILITIES

    The Group


                                                  Deferred tax assets     Deferred tax liabilities             Net balance
                                                   2005           2004           2005           2004          2005          2004
                                           RMB millions   RMB millions   RMB millions   RMB millions  RMB millions  RMB millions
    Current
--------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                   3,900         2,524             --            --         3,900         2,524
    Non-current
    Fixed assets                                  1,642         1,566             --          (198)        1,642         1,368
    Tax value of losses carried forward             128            66             --            --           128            66
    Others                                           31            10             --            --            31            10
--------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)             5,701         4,166             --          (198)        5,701         3,968
--------------------------------------------------------------------------------------------------------------------------------



    The Company


                                              Deferred tax assets        Deferred tax liabilities         Net balance
                                                  2005          2004            2005          2004           2005          2004
                                          RMB millions  RMB millions    RMB millions  RMB millions   RMB millions  RMB millions
    Current
-------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                  1,635         2,245              --            --          1,635         2,245
    Non-current
    Fixed assets                                 1,553         1,457              --           (16)         1,553         1,441
    Others                                          15             6              --            --             15             6
-------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)            3,203         3,708              --           (16)         3,203         3,692
-------------------------------------------------------------------------------------------------------------------------------


17  SHORT-TERM LOANS

    The Group's and the Company's short-term loans represent:


                                                                          The Group                          The Company
                                                                       2005            2004              2005              2004
                                                               RMB millions    RMB millions      RMB millions      RMB millions

    Short-term bank loans                                            15,392          20,009             3,094            10,527
--------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries            732           6,714             3,846             5,727
--------------------------------------------------------------------------------------------------------------------------------
    Total                                                            16,124          26,723             6,940            16,254
--------------------------------------------------------------------------------------------------------------------------------

    The Group's and the Company's weighted average interest rates per annum on short-term loans were 4.0% (2004: 3.9%) and 3.2% (2004: 4.0%) respectively at 31 December 2005. The majority of the above loans are unsecured.

    Except for the balance disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

    At 31 December 2005 and 2004, the Group and the Company had no significant overdue short-term loan.

18  BILLS PAYABLE

    Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

19  TRADE ACCOUNTS PAYABLE

    The ageing analysis of trade accounts payable is as follows:


                                                                               The Group
                                                                      2005                          2004
                                                        RMB millions           %       RMB millions                %
    Within 3 months                                           40,932         77.3            12,868              54.1
-----------------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                                    10,542         19.9             9,110              38.3
    Over 6 months                                              1,493          2.8             1,814               7.6
-----------------------------------------------------------------------------------------------------------------------
    Total                                                     52,967        100.0            23,792             100.0
-----------------------------------------------------------------------------------------------------------------------

                                                                             The Company
                                                                      2005                          2004
                                                        RMB millions            %      RMB millions                %
    Within 3 months                                           22,129         76.7            13,462              63.7
-----------------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                                     5,792         20.1             6,183              29.3
    Over 6 months                                                912          3.2             1,492               7.0
-----------------------------------------------------------------------------------------------------------------------
    Total                                                     28,833        100.0            21,137             100.0
-----------------------------------------------------------------------------------------------------------------------


    Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

    At 31 December 2005 and 2004, the Group and the Company had no individually significant trade accounts payable aged over three years.

20  RECEIPTS IN ADVANCE

    Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

    At 31 December 2005 and 2004, the Group and the Company had no individually significant receipts in advance aged over one year.

21  TAXES PAYABLE


                                                          The Group                          The Company
                                                     2005              2004              2005              2004
                                             RMB millions      RMB millions      RMB millions      RMB millions

    Value added tax                                (2,240)           (1,119)           (1,796)           (1,377)
-----------------------------------------------------------------------------------------------------------------
    Consumption tax                                 1,348             1,443             1,031             1,146
    Income tax                                      5,029             5,391             2,494             3,142
    Business tax                                       45                99                25                37
    Other taxes                                     1,080               927               321               222
-----------------------------------------------------------------------------------------------------------------
    Total                                           5,262             6,741             2,075             3,170
-----------------------------------------------------------------------------------------------------------------

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant tax rules and regulations of the PRC during the years ended 31 December 2005 and 2004, except for certain branches and subsidiaries of the Company, which are taxed at a preferential rate of 15%, and certain jointly controlled entities of the Company, which are entitled to a tax holiday of a tax-free period for the first two years and a 50% reduction in income tax for the following three years.

22  OTHER PAYABLES

    At 31 December 2005 and 2004, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.

23  OTHER CREDITORS

    At 31 December 2005 and 2004, the Group's and the Company's other creditors primarily represented payables for constructions.

    Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 31 December 2005 and 2004, the Group and the Company had no individually significant other creditors aged over three years.

24  ACCRUED EXPENSES

    At 31 December 2005 and 2004, the Group's and the Company's accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25  CURRENT PORTION OF LONG-TERM LOANS

    The Group's and the Company's current portion of long-term loans represent:


                                                                       The Group                           The Company
                                                                    2005              2004              2005              2004
                                                            RMB millions      RMB millions      RMB millions      RMB millions
    Long-term bank loans
-------------------------------------------------------------------------------------------------------------------------------
       -- Renminbi loans                                           11,952             8,500             9,694             6,247
-------------------------------------------------------------------------------------------------------------------------------
       -- Japanese Yen loans                                          615               805               615               798
       -- US Dollar loans                                           2,206             2,841             1,710             2,341
       -- Euro loans                                                   24                28                24                28
       -- Hong Kong Dollar loans                                       82                 3                --                --
-------------------------------------------------------------------------------------------------------------------------------
                                                                   14,879            12,177            12,043             9,414
-------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
-------------------------------------------------------------------------------------------------------------------------------
       -- Renminbi loans                                               82                --                --                --
-------------------------------------------------------------------------------------------------------------------------------
       -- US Dollar loans                                             111                --                --                --
-------------------------------------------------------------------------------------------------------------------------------
                                                                      193                --                --                --
-------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
-------------------------------------------------------------------------------------------------------------------------------
       -- Renminbi loans                                               22                88                --                61
-------------------------------------------------------------------------------------------------------------------------------
       -- US Dollar loans                                               4                33                 1                31
-------------------------------------------------------------------------------------------------------------------------------
                                                                       26               121                 1                92
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
-------------------------------------------------------------------------------------------------------------------------------
       -- Renminbi loans                                              100             2,000               100             2,000
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
    Total current portion of long-term loans                       15,198            14,298            12,144            11,506
-------------------------------------------------------------------------------------------------------------------------------

    At 31 December 2005 and 2004, the Group and the Company had no significant overdue long-term loan.


26  LONG-TERM LOANS

    The Group's and the Company's long-term loans represent:


                                                                               The Group                       The Company
                            Interest rate and final maturity                2005            2004            2005          2004
                                                                    RMB millions    RMB millions    RMB millions  RMB millions
    Third parties debts
-------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
-------------------------------------------------------------------------------------------------------------------------------

    Renminbi loans          Interest rates ranging from interest free
                            to 5.8% per annum at 31 December 2005
                            with maturities through 2013                  59,769          52,227          54,792       45,233
-------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen loans      Interest rates ranging from 2.6% to 5.8%
                            per annum at 31 December 2005
                            with maturities through 2024                   3,394           4,562           3,394        4,556
-------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans         Interest rates ranging from interest free
                            to 7.4% per annum at 31 December 2005
                            with maturities through 2031                   5,056           7,729           3,571        5,278
-------------------------------------------------------------------------------------------------------------------------------
    Euro loans              Fixed rate at 6.7% per annum
                            at 31 December 2005 with
                            maturities through 2010                          117             165             117          165
-------------------------------------------------------------------------------------------------------------------------------
    Hong                    Kong Dollar loans Floating rate at Hong Kong Prime
                            Rate plus 0.8% to 1.1% per annum at 31 December
                            2005
                            with maturities through 2007                      94               5              --           --
-------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                 14,879          12,177          12,043        9,414
-------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans                                                  53,551          52,511          49,831       45,818
-------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans          Floating rate at 90% of PBOC's base
                            lending rate per annum at 31 December 2005
                            with maturities through 2021                   5,710           2,415              --           --
-------------------------------------------------------------------------------------------------------------------------------
    US                      Dollar loans Floating rate at London Interbank
                            Offer Rate plus 0.4% to 0.7% per annum at 31
                            December 2005 with maturities
                            through 2021                                   4,296           2,048              --           --
-------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                    193              --              --           --
-------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities                    9,813           4,463              --           --
-------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans          Interest rates ranging from
                            interest free to 5.0% per annum
                            at 31 December 2005 with
                            maturities through 2008                          170             359              37          200
-------------------------------------------------------------------------------------------------------------------------------
    US                      Dollar loans Interest rates ranging from interest
                            free to 2.0% per annum at 31 December 2005 with
                            maturities through 2015                           51             110              34           89
-------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                     26             121               1           92
-------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans                                                    195             348              70          197
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans          Interest free with maturity in 2020           35,561          35,561          35,561       35,561
    Renminbi loans          Interest rates ranging from
                            5.0% to 5.2% per annum
                            at 31 December 2005 with
                            maturities through 2009                        4,401           3,204           3,751        2,756
-------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                    100           2,000             100        2,000
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries    39,862          36,765          39,212       36,317
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans of jointly controlled entities
      from Sinopec Group Company and fellow subsidiaries
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi                loans Floating rate at 90% of PBOC's base
                            lending rate applicable to three-year
                            tenor loan per annum at 31 December 2005
                            with maturities through 2021                      71              --              --           --
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans of jointly controlled entities
      from Sinopec Group Company and fellow subsidiaries                      71              --              --           --
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

                                                                         103,492          94,087          89,113       82,332
-------------------------------------------------------------------------------------------------------------------------------


    The maturity analysis of the Group's and the Company's long-term loans is as follows:


                                                                The Group                          The Company
                                                            2005              2004              2005              2004
                                                    RMB millions      RMB millions      RMB millions      RMB millions
    Between one and two years                             18,787            15,886            16,420            12,363
------------------------------------------------------------------------------------------------------------------------
    Between two and five years                            39,142            36,041            34,771            31,279
    After five years                                      45,563            42,160            37,922            38,690
------------------------------------------------------------------------------------------------------------------------
    Total long-term loans                                103,492            94,087            89,113            82,332
------------------------------------------------------------------------------------------------------------------------

    At 31 December 2005, the Group and the Company had secured loans from third parties amounting to RMB 35 million (2004: RMB 40 million) and RMB 13 million (2004: RMB 9 million) respectively. At 31 December 2005, the Group had loans secured by long-term investments from third parties amounting to RMB 3,899 million (2004: RMB nil). All long-term other loans are unsecured.

    Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

27  DEBENTURES PAYABLE


                                                                                                     The Group and the Company
                                   Interest rate and final maturity                                         2005           2004
                                                                                                    RMB millions   RMB millions
    Short-term corporate bonds     Effective rate at 2.54% per annum, redeemable in April 2006 (i)         9,921            --
---------------------------------------------------------------------------------------------------------------------------------
    Corporate bonds                Fixed rate at 4.61% per annum, redeemable in February 2014 (ii)         3,500         3,500
---------------------------------------------------------------------------------------------------------------------------------

     (i) The Company issued six-month corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 24 October 2005, at a discounted value of RMB 98.75 per RMB 100 par value, with an effective yield at 2.54% per annum with maturity in April 2006.

     (ii) The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004, guaranteed by Sinopec Group Company with a fixed interest rate at 4.61% per annum and annual interest payment schedule. Interest payable for the current period was included in accrued expenses.

28  OTHER LONG-TERM LIABILITIES

    Other long-term liabilities primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.

29  SHARE CAPITAL


                                                                                           The Group and the Company
                                                                                                2005              2004
                                                                                        RMB millions      RMB millions
    Registered, issued and fully paid:
-----------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                             67,122            67,122
    16,780,488,000 H shares of RMB 1.00 each                                                  16,780            16,780
    2,800,000,000 A shares of RMB 1.00 each                                                    2,800             2,800
-----------------------------------------------------------------------------------------------------------------------
                                                                                              86,702            86,702
-----------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in the Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$
    20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic ordinary shares and H shares rank pari passu in all material aspects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

30  CAPITAL RESERVE

    The movements in capital reserve are as follows:


                                                             The Group                          The Company
                                                          2005              2004              2005              2004
                                                  RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                37,121            36,852            37,797            36,852
----------------------------------------------------------------------------------------------------------------------
    Government grants (i)                                   --               269                --               269
    Reserve for equity investment (ii)                      --                --                --               676
----------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                              37,121            37,121            37,797            37,797
----------------------------------------------------------------------------------------------------------------------

     (i) During the year ended 31 December 2004, the Group received subsidy on investments amounted to RMB 269 million, pursuant to Fa Gai Tou Zi [2004] No. 1248 "Notice on the Enterprise Technology Reform and Industry Upgrade regarding the First Batch State Debt's Project Fund Plan in 2004" issued by the National Development and Reform Commission and the MOF. This fund is used for technology improvement projects.

     (ii) During the year ended 31 December 2004, the Company invested in certain newly established subsidiaries with certain non-monetary assets. The initial investment costs are determined based on the assets' revalued amount. The shortfalls of the initial investment costs over the Company's share of the shareholders' funds in these subsidiaries resulting from the surplus of the assets' revalued amount over the carrying amount are recognised in the Company's capital reserve. Such reserve for equity investment has been eliminated in the Group's consolidated financial statements.

31  SURPLUS RESERVES

    Movements in surplus reserves are as follows:


                                                                           The Group and the Company
                                                      Statutory         Statutory     Discretionary
                                                        surplus            public           surplus
                                                        reserve      welfare fund           reserve             Total
                                                   RMB millions      RMB millions      RMB millions      RMB millions
    At 1 January 2004                                     6,330             6,330             7,000            19,660
----------------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                           3,228             3,228                --             6,456
----------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                                   9,558             9,558             7,000            26,116
----------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                     9,558             9,558             7,000            26,116
----------------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                           3,956             3,956                --             7,912
----------------------------------------------------------------------------------------------------------------------
    At 31 December 2005                                  13,514            13,514             7,000            34,028
----------------------------------------------------------------------------------------------------------------------


    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund; and

    (c) after the transfer to the statutory surplus reserve and the statutory public welfare fund, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.

32  INCOME FROM PRINCIPAL OPERATIONS

    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 46.

    During the year ended 31 December 2005, revenue from sales to top five customers amounted to RMB 62,115 million (2004: RMB 58,691 million) which accounted for 8% (2004: 10%) of income from principal operations of the Group.

33  SALES TAXES AND SURCHARGES


                                                                 The Group                          The Company
                                                            2005              2004              2005              2004
                                                    RMB millions      RMB millions      RMB millions      RMB millions
    Consumption tax                                       12,430            11,847             8,932             7,981
------------------------------------------------------------------------------------------------------------------------
    City construction tax                                  2,575             2,505             1,297             1,261
    Education surcharge                                    1,305             1,243               658               624
    Resources tax                                            634               452               201               114
    Business tax                                             208               156               161               114
------------------------------------------------------------------------------------------------------------------------
    Total                                                 17,152            16,203            11,249            10,094
------------------------------------------------------------------------------------------------------------------------


34  FINANCIAL EXPENSES


                                                                 The Group                          The Company
                                                              2005              2004              2005              2004
                                                      RMB millions      RMB millions      RMB millions      RMB millions
    Interest expenses incurred                               7,166             4,909             4,596             3,067
-------------------------------------------------------------------------------------------------------------------------
    Less: Capitalised interest expenses                        601               327               455               231
-------------------------------------------------------------------------------------------------------------------------
    Net interest expenses                                    6,565             4,582             4,141             2,836
-------------------------------------------------------------------------------------------------------------------------
    Interest income                                           (382)             (359)             (123)             (144)
-------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                     79               167                17               130
    Foreign exchange gains                                    (996)              (59)             (496)              (52)
-------------------------------------------------------------------------------------------------------------------------
    Total                                                    5,266             4,331             3,539             2,770
-------------------------------------------------------------------------------------------------------------------------


35  EXPLORATION EXPENSES

    Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

36  INVESTMENT INCOME


                                                                           The Group                        The Company
                                                                        2005            2004            2005              2004
                                                                RMB millions    RMB millions    RMB millions      RMB millions
    Investment income accounted for under the cost method                255             216              76                84
-------------------------------------------------------------------------------------------------------------------------------
    Amortisation of equity investment differences                       (200)           (186)           (201)             (157)
    Impairment losses of investment                                      (77)            (96)            (14)               (2)
    Investment income accounted for under the equity method              835           1,154          51,785            39,449
-------------------------------------------------------------------------------------------------------------------------------
    Total                                                                813           1,088          51,646            39,374
-------------------------------------------------------------------------------------------------------------------------------

37  SUBSIDY INCOME

    The Group received a cash government grant from the Ministry of Finance of the PRC of RMB 9,415 million (2004: RMB nil) as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended 31 December 2005. There are no unfilled conditions and other contingencies attached to the receipt of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

38  NON-OPERATING EXPENSES


                                                             The Group                          The Company
                                                          2005              2004              2005              2004
                                                  RMB millions      RMB millions      RMB millions      RMB millions
    Loss on disposal of fixed assets                     2,422             4,304             1,826             2,733
----------------------------------------------------------------------------------------------------------------------
    Impairment losses on fixed assets                    1,851             4,628             1,082             3,417
    Fines, penalties and compensation                      160               280               149               273
    Donations                                              203               275               144                91
    Employee reduction expenses (Note)                     369               919               119               745
    Others                                                 964               765               647               620
----------------------------------------------------------------------------------------------------------------------
    Total                                                5,969            11,171             3,967             7,879
----------------------------------------------------------------------------------------------------------------------

    Note: During the year ended 31 December 2005, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 369 million relating to the reduction of approximately 7,000 employees.

          During the year ended 31 December 2004, in accordance with the Group's voluntary employee reduction plan, and in connection with the Acquisition of Acquired Assets from and Disposal of Downhole Assets to Sinopec Group Company, the Group recorded employee reduction expenses of RMB 919 million relating to the reduction of approximately 24,000 employees.

39  INCOME TAX


                                                                    The Group                          The Company
                                                                 2005              2004              2005              2004
                                                         RMB millions      RMB millions      RMB millions      RMB millions
    Provision for PRC income tax for the year                  20,159            18,405            17,137            16,815
-----------------------------------------------------------------------------------------------------------------------------
    Deferred taxation                                          (1,733)           (2,439)              489            (2,198)
    Adjustment for provision for income tax in
        respect of proceeding year                                477                94               512               152
-----------------------------------------------------------------------------------------------------------------------------
    Total                                                      18,903            16,060            18,138            14,769
-----------------------------------------------------------------------------------------------------------------------------

40  DIVIDENDS

    (a)   Dividends of ordinary shares proposed after the balance sheet date

          Pursuant to a resolution passed at the Board of Directors' meeting on 31 March 2006, a final dividend in respect of the year ended 31 December 2005 of RMB 0.09 per share totalling RMB 7,803 million was proposed for shareholders' approval at the Annual General Meeting.

    (b)   Dividends of ordinary shares declared during the year

          Pursuant to the Articles of Association of the Company and the resolution passed at the Directors' meeting on 26 August 2005, an interim dividend for the year ending 31 December 2005 of RMB 0.04 (2004: RMB 0.04) per share totalling RMB 3,468 million (2004: RMB 3,468 million) was declared.

          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 18 May 2005.

          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

41  RELATED PARTIES AND RELATED PARTY TRANSACTIONS

    (a)   Related parties having the ability to exercise control over the Group


          The name of the company            :      China Petrochemical Corporation
          Registered address                 :      No. 6A, Huixin East Street, Chaoyang District, Beijing
          Principal activities               :      Processing crude oil into refined products and petrochemical products, petrochemical products which include: petrochemical products made from crude oil and natural gas; production, sale and import and export of synthetic fibre and synthetic fibre monomer.
          Relationship with the Group        :      Ultimate holding company
          Types of legal entity              :      State-owned
          Authorised representative          :      Chen Tonghai
          Registered capital                 :      RMB 104,912 million

    There is no movement in the above registered capital for the year ended 31 December 2005.

    Change of the Company's equity interests held by Sinpec Group Company is as follows:

    From 1 January 2005 to 19 December 2005                            67.92%

    From 20 December 2005 to 31 December 2005                          71.23%

    (b) Related parties not having the ability to exercise control over the Group

          Related parties under common control of a parent company with the
          Company:
          Sinopec Finance Company Limited
          Nanjing Chemical Industry Company Limited
          Sichuan Vinylon Company Nanjing Petrochemical Company
          Qingjiang Petrochemical Limited Liability Company
          Baoding Petrochemical Company
          Baling Petrochemical Yueyang Petrochemical Company
          Tianjin United Chemical Company
          Zhanjiang Dongxing Petroleum Corporation Company Limited
          Qingdao Petrochemical Company
          Baling Petrochemical Company Limited
          Jinling Petrochemical Company Limited
          Yangzi Petrochemical Company Limited
          Guangdong Nanhua Petroleum Company Limited

          Associates of the Company:
          Sinopec Railway Oil Marketing Company Limited
          Sinopec Changjiang Fuel Company Limited
          China Shipping & Sinopec Suppliers Company Limited

    (b) Related parties not having the ability to exercise control over the Group (Continued)

          Jointly controlled entities of the Group:
          Shanghai Secco Petrochemical Company Limited
          BASF-YPC Company Limited
          Yueyang Sinopec and Shell Coal Gasification Company Limited Block A Oil Field in the Western Area Chengdao in Bohai Bay

     (c) The principal related party transactions carried out in the ordinary course of business are as follows:


                                                                               Note                2005              2004
                                                                                           RMB millions      RMB millions

       Sales of goods                                                           (i)              95,123            72,015
       Purchases                                                               (ii)              48,454            40,911
       Transportation and storage                                              (iii)              1,959             2,003
       Exploration and development services                                    (iv)              17,001            14,446
       Production related services                                              (v)              10,653             9,123
       Ancillary and social services                                           (vi)               1,790             1,776
       Operating lease charges                                                 (vii)              3,213             3,365
       Agency commission income                                               (viii)                 48                41
       Intellectual property license fee paid                                  (ix)                   9                10
       Interest received                                                        (x)                  52                59
       Interest paid                                                           (xi)                 994               622
       Net deposits (withdrawn from)/placed with related parties               (xii)                (82)              407
       Net loans (paid to)/obtained from related parties                      (xiii)             (4,714)            3,787

       The amounts set out in the table above in respect of the years ended 31 December 2005 and 2004 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

       At 31 December 2005 and 2004, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

       Notes:

       (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

       (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipments.

       (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of goods of certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

       (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

       (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

       (xii) Deposits were withdrawn from/placed with Sinopec Finance Company Limited.

       (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for the year ended 31 December 2005, which is based on monthly average balances, was RMB 42,518 million (2004:
              RMB 42,696 million).

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2005. The terms of these agreements are summarised as follows:

       (a) The Company entered into an Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

              o     the government-prescribed price;

              o where there is no government-prescribed price, the government guidance price;

              o where there is neither a government-prescribed price nor a government guidance price, the market price; or

              o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

       (b) The Company has entered into an Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

       (c) The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,557 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

       (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

       (e) The Company has entered into a service station franchise agreement with Sinopec Group Company under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

       (d)    Balances with related parties

       The balances with the Group's related parties at 31 December 2005 and 2004 are as follows:


                                                             The ultimate holding company           Other related companies
                                                                    2005              2004              2005              2004
                                                            RMB millions      RMB millions      RMB millions      RMB millions

       Cash and cash equivalent                                        --                 --             4,589             4,671
       Trade accounts receivable                                       --                 --             4,126             2,438
       Advance payments and other receivables                       1,507              2,502             1,986             3,391
       Trade accounts payable                                          --                 --             3,005             1,527
       Receipts in advance                                             --                 --             1,726             1,218
       Other creditors                                                986              4,851             4,432             4,828
       Short-term loans                                                --                 --               732             6,714
       Long-term loans (including current portion) (Note)              --                 --            40,033            38,765


       Note: The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

42  PRINCIPAL SUBSIDIARIES

    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the year ended 31 December 2005. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group:


                                                                          Percentage of
                                                            Registered  equity interest
                                                       capital/paid-up      held by the
    Name of enterprise                                         capital            Group  Principal activities
                                                          RMB millions                %

    China Petrochemical International Company Limited              1,704       100.00    Trading of crude oil and
                                                                                         petrochemical products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanshan Petrochemical Company Limited          3,404       100.00    Manufacturing of chemical products
      ("Beijing Yanhua") (i)
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                                  1,700       100.00    Marketing and distribution of
                                                                                         refined petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited                      29,000       100.00    Exploration  and  production of
                                                                                         crude oil and natural gas
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical                                   2,253        50.00    Manufacturing of plastics,
      Company Limited (ii)                                                               intermediate petrochemical products
                                                                                         and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited                     1,950        82.05    Manufacturing of intermediate
                                                                                         petrochemical products and
                                                                                         petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                                 7,200        55.56    Manufacturing of synthetic fibres,
      Company Limited                                                                    resin and plastics, intermediate
                                                                                         petrochemical products and
                                                                                         petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining Chemical                         1,154        79.73    Manufacturing of intermediate
      Company Limited                                                                    petrochemical products and
                                                                                         petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited                              HK$104        72.40    Trading of crude oil and petroleum
                                                                                         products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group                                    147        46.25    Marketing and distribution of
      Company Limited (ii)                                                               refined petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company Limited (ii)                       519        40.72    Manufacturing of petrochemical
                                                                                         products and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited                   2,330        84.98    Manufacturing of intermediate
                                                                                         petrochemical products and
                                                                                         petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre                                 4,000        42.00    Production and sale of polyester
      Company Limited (ii)                                                               chips and polyester fibres
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and                                   2,524        71.32    Manufacturing of intermediate
      Chemical Company Limited                                                           petrochemical products and
                                                                                         petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited                      875        70.85    Exploration and production of crude
                                                                                         oil and natural gas
------------------------------------------------------------------------------------------------------------------------------
    Zhongyuan Petrochenmical Company Limited                       2,400        93.51    Manufacturing of chemical products
    Sinopec Shell (Jiangsu) Petrochemical                            830        60.00    Marketing and distribution of refined
      Marketing Company Limited                                                          petroleum products
------------------------------------------------------------------------------------------------------------------------------
    BP Sinopec (Zhejiang) Petrochemical                              800        60.00    Marketing and distribution of refined
      Company Limited                                                                    petroleum  products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qingdao Refining and                                     800        85.00    Manufacturing of intermediate
      Chemical Company Limited                                                           petrochemical products and
                                                                                         petroleum products
------------------------------------------------------------------------------------------------------------------------------

     (i) During the year the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Beijing Yanhua.

     (ii) The Company consolidated the results of these entities because the Company controlled the board of these entities and had the power to govern their financial and operating policies.

43  PRINCIPAL JOINTLY CONTROLLED ENTITIES

    At 31 December 2005, the Group's and the Company's principal jointly controlled entities are as follows:

                                                                                Percentage of
                                                               Percentage of  equity interest
                                                  Registered equity interest      held by the
    Name of jointly                          capital/paid-up     held by the          Group's
    controlled entities                              capital         Company     subsidiaries    Principal activities
                                                                                            %
    Shanghai Secco Petrochemical          Registered capital           30.00            20.00    Manufacturing and
    distribution of
      Company Limited                        USD 901,440,964                                     petrochemical products
-------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited              Registered capital           30.00            10.00    Manufacturing and distribution
                                           RMB 8,793,000,000                                     of petrochemical products
-------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal        Registered capital           50.00               --    Manufacturing and
    distribution of
      Gasification Company Limited            USD 45,588,700                                     industrial gas
-------------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western Area                  --             --            43.00    Exploration and production of
      Chengdao in Bohai Bay                                                                      crude oil and natural gas
-------------------------------------------------------------------------------------------------------------------------------

44  COMMITMENTS

    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2005, the future minimum lease payments of the Group and the Company under operating leases are as follows:

                                                                      The Group                          The Company
                                                                   2005              2004              2005              2004
                                                           RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                               3,593             3,452             3,424             3,272
-----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                     3,442             3,343             3,363             3,237
    Between two and three years                                   3,388             3,278             3,319             3,213
    Between three and four years                                  3,357             3,245             3,292             3,188
    Between four and five years                                   3,353             3,225             3,290             3,170
    After five years                                             95,176            97,527            93,601            95,968
-----------------------------------------------------------------------------------------------------------------------------
    Total                                                       112,309           114,070           110,289           112,048
-----------------------------------------------------------------------------------------------------------------------------

    Capital commitments
    At 31 December 2005, the capital commitments are as follows:

                                                                                                       2005              2004
                                                                                               RMB millions      RMB millions
    The Group
-----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                    71,666            43,001
    Authorised but not contracted for                                                                84,213            60,173
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    155,879           103,174
-----------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
-----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                     2,160             3,157
    Authorised but not contracted for                                                                    60             2,088
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      2,220             5,245
-----------------------------------------------------------------------------------------------------------------------------
    The Company
-----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                    55,496            28,143
    Authorised but not contracted for                                                                45,938            37,619
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    101,434            65,762
-----------------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 208 million for the year ended 31 December 2005 (2004: RMB 189 million).

    Estimated future annual payments are as follows:

                                                                    The Group                          The Company
                                                                 2005              2004              2005              2004
                                                         RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                               107                90                74                60
---------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                     112               120                81                85
---------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                    59                75                49                47
---------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                   67                67                58                55
---------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                    56                74                49                64
---------------------------------------------------------------------------------------------------------------------------
    After five years                                              239               279               108               143
---------------------------------------------------------------------------------------------------------------------------
    Total                                                         640               705               419               454
---------------------------------------------------------------------------------------------------------------------------

45  CONTINGENT LIABILITIES

    (a)The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b)At 31 December 2005, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

                                                                     The Group                          The Company
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions
       Subsidiaries                                                 --                --             2,583             2,656
----------------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                   79             4,828            11,986            12,059
----------------------------------------------------------------------------------------------------------------------------
       Total                                                        79             4,828            14,569            14,715
----------------------------------------------------------------------------------------------------------------------------

       The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2005 and 2004, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditure for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 493 million for the year ended 31 December 2005 (2004: RMB 248 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management is of the opinion that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

46  SEGMENTAL INFORMATION
    The Group has five operating segments as follows:

    (i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining - which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

    (v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's operating segments is as follows:

                                                                                                       2005              2004
                                                                                               RMB millions      RMB millions
    Income from principal operations
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                                19,862            16,109
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           84,423            59,914
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    104,285            76,023
-----------------------------------------------------------------------------------------------------------------------------
    Refining
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                82,810            71,333
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          386,456           281,215
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    469,266           352,548
-----------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               459,292           342,840
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                            3,172             2,831
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    462,464           345,671
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               160,783           112,078
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           12,199            10,040
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    172,982           122,118
-----------------------------------------------------------------------------------------------------------------------------
    Others
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                76,368            48,272
--------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           44,897            30,873
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    121,265            79,145
-----------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                             (531,147)         (384,873)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    Income from principal operations                                                                799,115           590,632
-----------------------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       40,118            36,073
    Refining                                                                                        477,843           340,360
    Marketing and distribution                                                                      427,308           306,309
    Chemicals                                                                                       149,431            96,994
    Others                                                                                          118,152            78,410
    Elimination of inter-segment cost of sales                                                     (527,451)         (382,736)
-----------------------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges                                                       685,401           475,410
-----------------------------------------------------------------------------------------------------------------------------
    Profit from principal operations
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       59,732            37,997
    Refining                                                                                         (7,838)           12,005
    Marketing and distribution                                                                       35,156            39,362
    Chemicals                                                                                        23,551            25,123
    Others                                                                                            3,113               735
-----------------------------------------------------------------------------------------------------------------------------
    Profit from principal operations                                                                113,714           115,222
-----------------------------------------------------------------------------------------------------------------------------

47  POST BALANCE SHEET EVENTS
    On 12 November 2005, the Group announced its proposal to privatise Sinopec Zhenhai Refining & Chemical Company Limited ("Zhenhai"), a non-wholly owned subsidiary in which the Group holds approximately 71.3% of the equity interests. According to the proposal, the Group will acquire the entire 723,754,468 H shares, representing approximately 28.7% of the issued share capital of Zhenhai at HK$ 10.60 per share. The total consideration required to be paid by the Group is approximately HK$ 7,762 million which will be settled in cash. Pursuant to the resolution passed in the Special General Meeting of Zhenhai on 12 January 2006, the shareholders of H shares in Zhenhai agreed to dispose of and sell their shares in Zhenhai to the Group at the above mentioned price.

    On 15 February 2006, the Group announced its proposals of voluntary general offers for Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited and Sinopec Shengli Oilfield Dynamic Company Limited, being non-wholly owned subsidiaries and an associate in which the Group holds approximately 82%, 85%, 71% and 26% of the equity interests, respectively. According to the proposals, the Group will acquire the entire shares not held by the Group in Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited and Sinopec Shengli Oilfield Dynamic Company Limited. The acquisitions have been approved by the relevant PRC governmental and regulatory bodies on 6 March 2006. The total consideration required to be paid by the Group is approximately RMB 14,247 million which will be settled in cash.

48  EXTRAORDINARY GAINS AND LOSSES
    Pursuant to "Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 -- Extraordinary gains and losses" (2004 revised), the extraordinary gains and losses of the Group are as follows:

                                                                                                         2005            2004
                                                                                                  MB millions    RMB millions
    Extraordinary gains and losses for the year:
-----------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of fixed assets                                                                    2,422           4,304
    Employee reduction expenses                                                                           369             919
    Donations                                                                                             203             275
    Gain on disposal of long-term equity investments                                                      (25)             (2)
    Other non-operating income and expenses, excluding impairment losses on long-lived assets             757             380
    Written back of provisions for impairment losses in previous years                                 (1,115)           (322)
    Subsidy income                                                                                     (9,415)             --
    Tax effect                                                                                          2,245          (1,833)
-----------------------------------------------------------------------------------------------------------------------------
    Total                                                                                              (4,559)          3,721
-----------------------------------------------------------------------------------------------------------------------------

49  OTHER SIGNIFICANT EVENTS
    The Group had no any other significant event required to disclose as at the approval date of these financial statements.

REPORT OF THE INTERNATIONAL AUDITORS

[GRAPHIC OMITTED]

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 124 to 163 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION
We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.










KPMG
Certified Public Accountants
Hong Kong, China, 31 March 2006

(B) FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")CONSOLIDATED INCOME STATEMENT for the year ended 31 December 2005
     (Amounts in millions, except per share data)


                                                                                     Note              2005              2004
                                                                                                        RMB               RMB
Turnover and other operating revenues
-----------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                           3            799,115           597,197
-----------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                           4             24,002            22,586
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    823,117           619,783
-----------------------------------------------------------------------------------------------------------------------------
Other income                                                                           5              9,415                --
-----------------------------------------------------------------------------------------------------------------------------
Operating expenses
-----------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                              (653,056)         (443,590)
-----------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                       6            (33,709)          (31,843)
-----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                        (31,413)          (32,342)
    Exploration expenses, including dry holes                                                        (6,411)           (6,396)
    Personnel expenses                                                                 7            (18,483)          (18,634)
    Employee reduction expenses                                                        8               (369)             (919)
    Taxes other than income tax                                                        9            (17,152)          (16,324)
    Other operating expenses, net                                                     10             (5,125)           (6,666)
-----------------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                                                       (765,718)         (556,714)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                     66,814            63,069
-----------------------------------------------------------------------------------------------------------------------------
Finance costs
-----------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                  11             (5,920)           (4,583)
-----------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                     382               374
    Foreign exchange losses                                                                             (79)             (223)
    Foreign exchange gains                                                                              996                61
-----------------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                             (4,621)           (4,371)
-----------------------------------------------------------------------------------------------------------------------------
Investment income                                                                                       178               111
-----------------------------------------------------------------------------------------------------------------------------

Share of profits less losses from associates                                                            857               797
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                               63,228            59,606
-----------------------------------------------------------------------------------------------------------------------------
Taxation                                                                              12            (19,388)          (17,815)
-----------------------------------------------------------------------------------------------------------------------------
Profit for the year                                                                                  43,840            41,791
-----------------------------------------------------------------------------------------------------------------------------
Attributable to:
-----------------------------------------------------------------------------------------------------------------------------
    Equity shareholders of the Company                                                               40,920            36,019
-----------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                                                2,920             5,772
-----------------------------------------------------------------------------------------------------------------------------
Profit for the year                                                                                  43,840            41,791
-----------------------------------------------------------------------------------------------------------------------------
Dividends payable to equity shareholders of the Company attributable to the year:     16
-----------------------------------------------------------------------------------------------------------------------------
Interim dividend declared during the year                                                             3,468             3,468
Final dividend proposed after the balance sheet date                                                  7,803             6,936
                                                                                                     11,271            10,404
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                              17               0.47              0.42
-----------------------------------------------------------------------------------------------------------------------------





The notes on pages 130 to 163 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
At 31 December 2005
(Amounts in millions)

                                                                                  Note             2005              2004
                                                                                                    RMB               RMB
Non-current assets
-------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                                  18           314,573           284,123
-------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                       19            48,267            46,185
    Investments                                                                    21             2,926             2,538
    Interest in associates                                                         22             9,217            10,222
    Deferred tax assets                                                            28             6,072             4,558
    Lease prepayments                                                                             1,908               750
    Long-term prepayments and other assets                                         24             9,067             5,947
-------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                        392,030           354,323
-------------------------------------------------------------------------------------------------------------------------
Current assets
-------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                    13,745            16,381
-------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                     1,002             1,899
    Trade accounts receivable                                                      25            14,532             9,756
    Bills receivable                                                               25             7,143             7,812
    Inventories                                                                    26            89,474            64,329
    Prepaid expenses and other current assets                                      27            19,395            20,094
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            145,291           120,271
-------------------------------------------------------------------------------------------------------------------------
Current liabilities
-------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                               29            40,411            32,307
-------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                       29               832             8,714
    Trade accounts payable                                                         30            52,967            23,792
    Bills payable                                                                  30            23,243            30,797
    Accrued expenses and other payables                                            31            48,167            45,276
    Income tax payable                                                                            5,029             5,391
Total current liabilities                                                                       170,649           146,277
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                         (25,358)          (26,006)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                           366,672           328,317
-------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
-------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                                29            67,059            60,822
----------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                       29            39,933            36,765
    Deferred tax liabilities                                                       28             5,902             5,636
    Other liabilities                                                                               782             1,008
-------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                   113,676           104,231
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                                252,996           224,086
-------------------------------------------------------------------------------------------------------------------------
Equity
-------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                  32            86,702            86,702
-------------------------------------------------------------------------------------------------------------------------
    Reserves                                                                       33           136,854           106,338
-------------------------------------------------------------------------------------------------------------------------
Total equity attributable to equity shareholders of the Company                                 223,556           193,040
-------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                               29,440            31,046
-------------------------------------------------------------------------------------------------------------------------
Total equity                                                                                    252,996           224,086

Approved and authorised for issue by the board of directors on 31 March 2006.

Chen Tonghai                              Wang Tianpu                              Zhang Jiaren
Chairman                                  President                                Director and Chief Financial Officer





The notes on pages 130 to 163 form part of these financial statements.

BALANCE SHEET
At 31 December 2005
(Amounts in millions)

                                                                                        Note            2005          2004
                                                                                                         RMB           RMB
                                                                                                                (Restated)
Non-current assets
--------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                                        18          170,711       158,011
--------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                             19           39,086        28,948
    Investments in subsidiaries                                                          20           75,579        66,930
    Investments                                                                          21            1,037           158
    Interest in associates                                                               22            5,933         6,424
    Interest in jointly controlled entities                                              23            7,280         3,763
    Deferred tax assets                                                                  28            3,220         3,724
    Long-term prepayments and other assets                                               24            4,316         3,660
--------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                             307,162       271,618
--------------------------------------------------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                          5,014         6,051
--------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                            110           248
    Trade accounts receivable                                                            25            8,826         8,245
    Bills receivable                                                                     25            1,334         1,597
    Inventories                                                                          26           50,417        34,044
    Prepaid expenses and other current assets                                            27           15,556        26,471
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  81,257        76,656
--------------------------------------------------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                                     29           25,059        20,033
--------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                             29            3,946         7,727
    Trade accounts payable                                                               30           28,833        21,137
    Bills payable                                                                        30           19,077        21,589
    Accrued expenses and other payables                                                  31           40,559        45,565
    Income tax payable                                                                                 2,494         3,142
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                            119,968       119,193
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                              (38,711)      (42,537)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                268,451       229,081
--------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
--------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                                      29           53,401        49,515
--------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                             29           39,212        36,317
    Deferred tax liabilities                                                             28            2,216         2,025
    Other liabilities                                                                                    315           626
--------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                         95,144        88,483
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                                     173,307       140,598
--------------------------------------------------------------------------------------------------------------------------
Equity
--------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                        32           86,702        86,702
--------------------------------------------------------------------------------------------------------------------------
    Reserves                                                                             33           86,605        53,896
--------------------------------------------------------------------------------------------------------------------------
Total equity                                                                                         173,307       140,598
--------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 31 March 2006.

Chen Tonghai                              Wang Tianpu                              Zhang Jiaren
Chairman                                  President                                Director and Chief Financial Officer






The notes on pages 130 to 163 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2005
(Amounts in millions)

                                                                               Note               2005              2004
                                                                                                   RMB               RMB
Net cash generated from operating activities                                    (a)             76,497            69,081
------------------------------------------------------------------------------------------------------------------------
Investing activities
------------------------------------------------------------------------------------------------------------------------
    Capital expenditure                                                                        (63,135)          (67,583)
------------------------------------------------------------------------------------------------------------------------
    Capital expenditure by jointly controlled entities                                          (2,474)           (6,035)
    Purchase of investments and investments in associates                                       (2,942)           (1,162)
    Proceeds from disposal of investments and investments in associates                            417               186
    Proceeds from disposal of property, plant and equipment                                        510               317
    Acquisition of minority interests in subsidiaries                                           (4,324)               --
    Purchase of time deposits with financial institutions                                         (565)           (1,932)
    Maturity of time deposits with financial institutions                                        1,462             2,217
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                          (71,051)          (73,992)
------------------------------------------------------------------------------------------------------------------------
Financing activities
------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans                                                         550,557           399,440
------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans of jointly controlled entities                            3,954             3,014
    Proceeds from issuance of corporate bonds, net of issuing expenses                           9,875             3,472
    Repayments of bank and other loans                                                        (557,432)         (388,809)
    Distributions to minority interests                                                         (1,611)             (775)
    Contributions from minority interests                                                          129             1,008
    Dividend paid                                                                              (10,404)           (8,670)
    Cash and cash equivalent distributed to Sinopec Group Company                               (3,128)           (3,652)
------------------------------------------------------------------------------------------------------------------------
Net cash (used in)/generated from financing activities                                          (8,060)            5,028
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                                            (2,614)              117
------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes                                                            (22)                1
Cash and cash equivalents at 1 January                                                          16,381            16,263
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at 31 December                                                        13,745            16,381
------------------------------------------------------------------------------------------------------------------------




The notes on pages 130 to 163 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2005 (Amounts in millions)

(a) Reconciliation of profit before taxation to net cash generated from operating activities

                                                                                                     2005              2004
                                                                                                      RMB               RMB
    Operating activities
---------------------------------------------------------------------------------------------------------------------------
       Profit before taxation                                                                      63,228            59,606
---------------------------------------------------------------------------------------------------------------------------
       Adjustments for:
       Depreciation, depletion and amortisation                                                    31,413            32,342
       Dry hole costs                                                                               2,992             2,976
       Share of profits less losses from associates                                                  (857)             (797)
       Investment income                                                                             (178)             (111)
       Interest income                                                                               (382)             (374)
       Interest expense                                                                             5,920             4,583
       Unrealised foreign exchange (gains)/losses                                                    (852)              150
       Loss on disposal of property, plant and equipment, net                                       2,095             1,686
       Impairment losses on long-lived assets                                                       1,851             3,919
---------------------------------------------------------------------------------------------------------------------------
    Operating profit before changes in working capital                                            105,230           103,980
---------------------------------------------------------------------------------------------------------------------------
       Increase in trade accounts receivable                                                       (4,773)             (494)
---------------------------------------------------------------------------------------------------------------------------
       Decrease/(increase) in bills receivable                                                        669            (1,529)
       Increase in inventories                                                                    (24,998)          (16,526)
       Decrease in prepaid expenses and other current assets                                        1,647             3,022
       (Increase)/decrease in lease prepayments                                                      (715)               60
       Increase in long-term prepayments and other assets                                          (2,628)           (4,199)
       Increase in trade accounts payable                                                          28,799               599
       (Decrease)/increase in bills payable                                                        (7,554)            6,530
       Increase/(decrease) in accrued expenses and other payables                                   7,952              (391)
       Decrease in other liabilities                                                                 (227)             (334)
---------------------------------------------------------------------------------------------------------------------------
    Cash generated from operations                                                                103,402            90,718
---------------------------------------------------------------------------------------------------------------------------
       Interest received                                                                              386               374
---------------------------------------------------------------------------------------------------------------------------
       Interest paid                                                                               (6,961)           (5,450)
       Investment and dividend income received                                                        668               322
       Income tax paid                                                                            (20,998)          (16,883)
---------------------------------------------------------------------------------------------------------------------------
    Net cash generated from operating activities                                                   76,497            69,081
---------------------------------------------------------------------------------------------------------------------------




The notes on pages 130 to 163 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the year ended 31 December 2005 (Amounts in millions)



                                                                                  Statutory  Discre-
                                                            Reva-    Statutory       public  tionary
                                   Share Capital    Share luation      surplus      welfare  surplus    Other Retained
                                 capital reserve  premium reserve      reserve         fund  reserve reserves earnings
                                     RMB     RMB      RMB     RMB          RMB          RMB     RMB      RMB     RMB
Balance at 1 January 2004         86,702 (18,960)  18,072  30,341        6,330        6,330   7,000    3,868  31,832
----------------------------------------------------------------------------------------------------------------------
Net loss recognised directly
in equity:
    Revaluation surplus of
    Petrochemical and
    Catalyst Assets                   --    (257)      --     257           --           --      --      257      --
----------------------------------------------------------------------------------------------------------------------
    Impairment losses on
    revalued assets (Note 10)         --      --       --    (709)          --           --      --       --      --
----------------------------------------------------------------------------------------------------------------------
                                      --    (257)      --    (452)          --           --      --      257      --
----------------------------------------------------------------------------------------------------------------------
Profit for the year                   --      --       --      --           --           --      --       --  36,019
----------------------------------------------------------------------------------------------------------------------
Total recognised income for
  the year                            --    (257)      --    (452)          --           --      --      257  36,019
----------------------------------------------------------------------------------------------------------------------
Final dividend for 2003
  (Note 16)                           --      --       --      --           --           --      --       --  (5,202)
----------------------------------------------------------------------------------------------------------------------
Interim dividend for 2004
(Note 16)                             --      --       --      --           --           --      --       --  (3,468)
----------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a)
  and (b))                            --      --       --      --        3,228        3,228      --       --  (6,456)
Revaluation surplus
  realised                            --      --       --  (1,891)          --           --      --       --   1,891
Realisation of deferred
  tax on land use rights              --      --       --      --           --           --      --       (5)      5
Transfer from retained
  earnings to other
  reserves                            --      --       --      --           --           --      --    1,499  (1,499)
Net assets distributed
  to Sinopec Group Company
  (Note (e))                          --      --       --      --           --           --      --   (2,244)     --
Consideration for
  Acquisition of
  Petrochemical and
  Catalyst Assets (Note 1)            --      --       --      --           --           --      --   (3,128)     --
----------------------------------------------------------------------------------------------------------------------
Distributions to minority
  interests net of
  contribution                        --      --       --      --           --           --      --       --      --
----------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004       86,702 (19,217)  18,072  27,998        9,558        9,558   7,000      247  53,122
----------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005         86,702 (19,217)  18,072  27,998        9,558        9,558   7,000      247  53,122
----------------------------------------------------------------------------------------------------------------------
Profit for the year                   --      --       --      --           --           --      --       --  40,920
Final dividend for
  2004 (Note 16)                      --      --       --      --           --           --      --       --  (6,936)
Interim dividend for
  2005 (Note 16)                      --      --       --      --           --           --      --       --  (3,468)
Appropriation (Note
  (a) and (b))                        --      --       --      --        3,956        3,956      --       --  (7,912)
Revaluation surplus
  realised                            --      --       --  (1,656)          --           --      --       --   1,656
Realisation of deferred
  tax on land use
  rights                              --      --       --      --           --           --      --       (5)      5
Acquisition of minority
  interests in
  subsidiaries                        --      --       --      --           --           --      --       --      --
Distributions to
  minority interests
  net of contribution                 --      --       --      --           --           --      --       --      --
----------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005       86,702 (19,217)  18,072  26,342       13,514       13,514   7,000      242  77,387
----------------------------------------------------------------------------------------------------------------------



Chart continued:


                                  Total equity
                                  attributable
                                     to equity
                                  shareholders
                                        of the     Minority   Total
                                       Company    interests  equity
                                           RMB          RMB     RMB
Balance at 1 January 2004              171,515       26,051 197,566
-------------------------------------------------------------------
Net loss recognised directly
in equity:
    Revaluation surplus of
    Petrochemical and
    Catalyst Assets                        257           --     257
-------------------------------------------------------------------
    Impairment losses on
    revalued assets (Note 10)             (709)          --    (709)
-------------------------------------------------------------------
                                          (452)          --    (452)
-------------------------------------------------------------------
Profit for the year                     36,019        5,772  41,791
-------------------------------------------------------------------
Total recognised income for
  the year                              35,567        5,772  41,339
-------------------------------------------------------------------
Final dividend for 2003
  (Note 16)                             (5,202)         --   (5,202)
-------------------------------------------------------------------
Interim dividend for 2004
(Note 16)                               (3,468)         --  (3,468)
-------------------------------------------------------------------
Appropriation (Note (a)
  and (b))                                  --          --      --
Revaluation surplus
  realised                                  --          --      --
Realisation of deferred
  tax on land use rights                    --          --      --
Transfer from retained
  earnings to other
  reserves                                  --          --      --
Net assets distributed
  to Sinopec Group Company
  (Note (e))                            (2,244)         --  (2,244)
Consideration for
  Acquisition of
  Petrochemical and
  Catalyst Assets (Note 1)              (3,128)         --  (3,128)
-------------------------------------------------------------------
Distributions to minority
  interests net of
  contribution                              --        (777)   (777)
-------------------------------------------------------------------
Balance at 31 December 2004            193,040      31,046 224,086
-------------------------------------------------------------------
Balance at 1 January 2005              193,040      31,046 224,086
-------------------------------------------------------------------
Profit for the year                     40,920       2,920  43,840
Final dividend for
  2004 (Note 16)                        (6,936)         --  (6,936)
Interim dividend for
  2005 (Note 16)                        (3,468)         --  (3,468)
Appropriation (Note
  (a) and (b))                              --          --      --
Revaluation surplus
  realised                                  --          --      --
Realisation of deferred
  tax on land use
  rights                                    --          --      --
Acquisition of minority
  interests in
  subsidiaries                              --      (2,957) (2,957)
Distributions to
  minority interests
  net of contribution                       --      (1,569) (1,569)
-------------------------------------------------------------------
Balance at 31 December 2005            223,556      29,440 252,996
-------------------------------------------------------------------


Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2005, the Company transferred RMB 3,956 million (2004: RMB 3,228 million), being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

    Pursuant to the Company's Articles of Associations and a resolution passed at the Directors' meeting on 26 August 2005, the directors authorised to transfer RMB 1,804 million (2004: RMB 1,504 million) for the six-month period ended 30 June 2005, being 10% of the net profit for the six-month period ended 30 June 2005 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

    The directors authorised the transfer of RMB 2,152 million (2004: RMB 1,724 million), subject to the shareholders' approval, being 10% of the net profit for the six-month period ended 31 December 2005 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c) The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d) According to the Company's Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2005, the amount of retained earnings available for distribution was RMB 20,591 million, being the amount determined in accordance with IFRS. Final dividend of RMB 7,803 million (2004: RMB 6,936 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e) The net assets distributed to Sinopec Group Company during the year ended 31 December 2004 represent certain net assets retained, including certain property, plant and equipment with net book value of RMB 1,840 million and certain construction in progress with net book value of RMB 232 million, by Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets. These transactions were recorded at historical cost and were reflected as changes in other reserves in the year the acquisition occurred.

(f) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants.

(g) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

The notes on pages 130 to 163 form part of these financial statements. NOTES ON THE FINANCIAL STATEMENTS for the year ended 31 December 2005

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation (the "Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (the "PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    On 25 February 2000, in connection with the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. In consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition of Sinopec National Star").

    Pursuant to the resolution passed at the Directors' meeting on 28 October 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming") from Sinopec Group Company, for a consideration of RMB 3.3 billion which was paid in 2004 (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Directors' meeting on 29 December 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 million and RMB 135 million, respectively which were paid in 2004 (hereinafter referred to as the "Acquisition of Refining Assets").

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Group acquired the equity interest of Sinopec Group Tianjin Petrochemical Company ("Tianjin Petrochemical"), Sinopec Group Luoyang Petrochemical General Plant ("Luoyang Petrochemical"), Zhongyuan Petrochemical Company Limited ("Zhongyuan Petrochemical"), Sinopec Group Guangzhou Petrochemical General Plant ("Guangzhou Petrochemical") and certain catalyst plants ("Catalyst Plants") from Sinopec Group Company for a total consideration of RMB 3,128 million which was fully paid in 2005 (hereinafter referred to as the "Acquisition of Petrochemical and Catalyst Assets").

    Basis of presentation
    As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, these acquisitions are considered as "combination of entities under common control" and accounted for in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the equity attributable to equity shareholders of the Company. The considerations for these acquisitions were treated as equity transactions.

    The accompanying financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group and the Company is set out in Note
    2. These accounting policies have been consistently applied by the Group and the Company, except those disclosed in Note 43.

    The IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised IFRS for the current and prior accounting periods reflected in these financial statements is provided in Note 43.

    The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 18).

    The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

    Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next year are disclosed in Note 41.

2   PRINCIPAL ACCOUNTING POLICIES

    (a)Basis of consolidation
       The consolidated financial statements comprise the Company and its subsidiaries, and the Group's interest in associates and jointly controlled entities.

       (i)Subsidiaries
          Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

          The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

          Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

          In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(k)).

          The particulars of the Group's principal subsidiaries are set out in
          Note 38.

       (ii)Interest in associates
          An associate is an entity, not being a subsidiary, in which the Group or the Company exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

          Investments in associates are accounted for in the consolidated financial statements using the equity method from the date that significant influence commences until the date that significant influence ceases.

          In the Company's balance sheet, investments in associates are stated at cost less impairment losses (Note 2(k)).

       (iii)Jointly controlled entities
          A jointly controlled entity is an entity over which the Group or the Company can exercise joint control with other venturers. Joint control is the contractually agreed sharing of control over an economic activity.

          Investments in jointly controlled entities are accounted for in the consolidated financial statements on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expense caption of the Group's income statement and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet, from the date that joint control commences until the date that joint control ceases.

          In the Company's balance sheet, investments in jointly controlled entities are stated at cost less impairment losses (Note 2(k)).

       (iv)Transactions eliminated on consolidation
          Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

    (b)Translation of foreign currencies
       The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

       Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c)Cash and cash equivalents
       Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d)Trade accounts and other receivables
       Trade accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(k)).

    (e)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f)Property, plant and equipment
       An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(k)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 18), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the income statement in the year in which it is incurred.

       Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

       Depreciation is provided to write off the cost/revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

       Buildings                                                                   15 to 45 years
       Plant, machinery, equipment, oil depots, staroge tanks and others            4 to 18 years
       Service stations                                                                  25 years

       Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

    (g)Oil and gas properties
       The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

       Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h)Lease prepayments
       Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortisation and impairment losses (Note 2(k)). Amortisation is provided to write off the cost of lease prepayments on a straight-line basis over the respective periods of the rights.

    (i)Construction in progress
       Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(k)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

       Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

       No depreciation is provided in respect of construction in progress.

    (j)Investments
       Investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(k)).

    (k)Impairment of assets
       (i)Impairment of trade accounts receivable, other receivables and investment in equity securities, other than investments in subsidiaries, associates and jointly controlled entities are accounted as follows:

          Trade accounts receivable, other receivables and investment in equity securities, other than investments in subsidiaries, associates and jointly controlled entities that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised. The impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for trade accounts and other receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for investment in equity securities are not reversed.

       (ii) Impairment of other long-lived assets is accounted as follows:

          The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment, investments in subsidiaries, associates and jointly controlled entities, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

          The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

          The amount of the reduction is recognised as an expense in the consolidated income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

          The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

    (l)Trade accounts and other payables
       Trade accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

    (m)Interest-bearing borrowings
       Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of borrowings using the effective interest method.

    (n)Provisions and contingent liability
       A provision is recognised for liability of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

       When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

    (o)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

       Government grants relating to the purchase of assets used for technology improvements are initially recorded as long-term liabilities when there is reasonable assurance that they will be received and will offset against the cost of the related assets upon the transfer of these assets to property, plant and equipment. The grants are recognised as an income over the useful life of these property, plant and equipment by way of reduced depreciation.

       A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs shall be recognised as income of the period in which it becomes receivable.

    (p)Borrowing costs
       Borrowing costs are expensed in the income statement in the year in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (q)Repairs and maintenance expenditure
       Repairs and maintenance expenditure is expensed as incurred.

    (r)Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

       Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (s)Research and development costs
       Research and development costs are recognised as expenses in the year in which they are incurred.

    (t)Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (u)Retirement benefits
       The contributions payable under the Group's retirement plans are recognised as expenses in the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 36.

    (v)Income tax
       Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (w)Dividends
       Dividends are recognised as a liability in the period in which they are declared.

    (x)Segmental reporting
       A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

    (y)Goodwill
       Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

       Goodwill is stated at cost less impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(k)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in associates.

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES


                                                                                                         The Group
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
    Sale of materials, service and others                                                           23,615            22,213
----------------------------------------------------------------------------------------------------------------------------
    Rental income                                                                                      387               373
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    24,002            22,586
----------------------------------------------------------------------------------------------------------------------------

5   OTHER INCOME
    The Group received a cash government grant from the Ministry of Finance of the PRC of RMB 9,415 million (2004: RMB nil) as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended 31 December 2005. There are no unfilled conditions and other contingencies attached to the receipt of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

6   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:

                                                                                                       The Group
                                                                                                    2005              2004
                                                                                            RMB millions      RMB millions
    Research and development costs                                                                 2,243             1,518
--------------------------------------------------------------------------------------------------------------------------
    Operating lease charges                                                                        5,514             4,288
    Auditors' remuneration - audit services                                                           75                80
--------------------------------------------------------------------------------------------------------------------------

7   PERSONNEL EXPENSES

                                                                                                        The Group
                                                                                                     2005              2004
                                                                                             RMB millions      RMB millions
    Wages and salaries                                                                             13,601            13,589
---------------------------------------------------------------------------------------------------------------------------
    Staff welfare                                                                                   1,788             1,772
    Contributions to retirement schemes                                                             2,269             2,242
    Social security contributions                                                                     825             1,031
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   18,483            18,634
---------------------------------------------------------------------------------------------------------------------------

8   EMPLOYEE REDUCTION EXPENSES
    During the year ended 31 December 2005, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 369 million in respect of the voluntary termination of approximately 7,000 employees.

    During the year ended 31 December 2004, in accordance with the Group's voluntary employee reduction plan, and in connection with the Acquisition of Petrochemical and Catalyst Assets from and Disposal of Downhole Assets to Sinopec Group Company, the Group recorded employee reduction expenses of RMB 919 million relating to the reduction of approximately 24,000 employees.

9   TAXES OTHER THAN INCOME TAX

                                                                                                       The Group
                                                                                                    2005              2004
                                                                                            RMB millions      RMB millions
    Consumption tax                                                                               12,430            11,920
--------------------------------------------------------------------------------------------------------------------------
    City construction tax                                                                          2,575             2,533
    Education surcharge                                                                            1,305             1,255
    Resources tax                                                                                    634               452
    Business tax                                                                                     208               164
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  17,152            16,324
--------------------------------------------------------------------------------------------------------------------------

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

10  OTHER OPERATING EXPENSES, NET

                                                                                                          The Group
                                                                                                       2005              2004
                                                                                               RMB millions      RMB millions
    Fines, penalties and compensations                                                                  155               277
-----------------------------------------------------------------------------------------------------------------------------
    Donations                                                                                           203               290
    Loss on disposal of property, plant and equipment, net                                            2,095             1,686
    Impairment losses on long-lived assets (Note)                                                     1,851             3,919
    Others                                                                                              821               494
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      5,125             6,666
-----------------------------------------------------------------------------------------------------------------------------

    Note:

    Impairment losses recognised on long-lived assets of the refining segment were RMB nil (2004: RMB 14 million) for the year ended 31 December 2005. Impairment losses recognised on long-lived assets of the chemicals segment were RMB 1,425 million (2004: RMB 2,747 million) for the year ended 31 December 2005. These impairment losses relate to certain refining and chemical production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were determined based either on the asset held for use model using the present value of estimated future cash flows or on the appraised values of the production facilities. An amount of RMB 1,425 million (2004: RMB 2,052 million) was charged to the income statement. An amount of RMB 709 million for the year ended 31 December 2004 was charged directly against the related revaluation reserve in respect of those assets that were carried at revalued amount. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Impairment losses recognised on long-lived assets of the marketing and distribution segment of RMB 366 million (2004: RMB 1,769 million) for the year ended 31 December 2005 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

    The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 60 million for the year ended 31 December 2005 (2004: RMB 98 million) were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable amount which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

11  INTEREST EXPENSE

                                                                                                      The Group
                                                                                                   2005              2004
                                                                                           RMB millions      RMB millions
    Interest expense incurred                                                                     7,166             5,491
-------------------------------------------------------------------------------------------------------------------------
    Less: Interest expense capitalised*                                                          (1,246)             (908)
-------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                              5,920             4,583
-------------------------------------------------------------------------------------------------------------------------

    * Interest rates per annum at which borrowing costs were
      capitalised for construction in progress                                             3.3% to 6.6%      3.1% to 6.0%
-------------------------------------------------------------------------------------------------------------------------

12  TAXATION
    Taxation in the consolidated income statement represents:

                                                                                                        The Group
                                                                                                     2005              2004
                                                                                             RMB millions      RMB millions
    Current tax
---------------------------------------------------------------------------------------------------------------------------
       - Provision for the year                                                                    20,159            18,441
---------------------------------------------------------------------------------------------------------------------------
       - Under-provision in prior years                                                               477                94
    Deferred taxation                                                                              (1,248)             (720)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   19,388            17,815
---------------------------------------------------------------------------------------------------------------------------

    A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

                                                                                                        The Group
                                                                                                     2005              2004
                                                                                             RMB millions      RMB millions
    Profit before taxation                                                                         63,228            59,606
---------------------------------------------------------------------------------------------------------------------------
    Expected PRC income tax expense at a statutory tax rate of 33%                                 20,865            19,670
---------------------------------------------------------------------------------------------------------------------------
    Tax effect of non-deductible expenses                                                             450               812
    Tax effect of non-taxable income                                                                 (567)             (216)
    Tax effect of differential tax rate on subsidiaries' income (Note)                             (2,010)           (2,408)
    Tax effect of tax losses not recognised for deferred tax                                          381               409
    Under-provision in prior years                                                                    477                94
    Tax credit for domestic equipment purchases                                                      (208)             (546)
---------------------------------------------------------------------------------------------------------------------------
    Actual tax expense                                                                             19,388            17,815
---------------------------------------------------------------------------------------------------------------------------

    Substantially all income before income tax and related tax expense is from PRC sources.

    Note:

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

13  DIRECTORS' AND SUPERVISORS' EMOLUMENTS
    Directors' and supervisors' emoluments are as follows:

                                                                  Salaries,                          Retirement
                                                             allowances and     Discretionary            scheme         2005
    Name                                   Directors' fee  benefits in kind           bonuses     contributions        Total
                                                  RMB'000           RMB'000           RMB'000           RMB'000      RMB'000
    Executive directors
----------------------------------------------------------------------------------------------------------------------------
    Chen Tonghai                                       --                --                --                --           --
    Wang Jiming                                        --               239               225                16          480
    Mou Shuling                                        --               219               212                11          442
    Zhang Jiaren                                       --               227               212                16          455
    Cao Xianghong                                      --               227               212                16          455
    Liu Genyuan                                        --                --                --                --           --
    Gao Jian                                           --                --                --                --           --
    Fan Yifei                                          --                --                --                --           --
    Cao Yaofeng                                        --               133               134                12          279
    Independent non-executive directors
    Chen Qingtai                                       27                --                --                --           27
    Ho Tsu Kwok
    Charles                                            21                --                --                --           21
    Shi Wanpeng                                        24                --                --                --           24
    Zhang Youcai                                       21                --                --                --           21
    Supervisors
    Wang Zuoran                                        --                --                --                --           --
    Wang Peijun                                        --                --                --                --           --
    Wang Xianwen                                       --                --                --                --           --
    Zhang Baojian                                      --                --                --                --           --
    Kang Xianzhang                                     --                --                --                --           --
    Su Wensheng                                        --               164                22                16          202
    Cui Guoqi                                          --               105                42                 7          154
    Zhang Xianglin                                     --                82                88                11          181
    Zhang Haichao                                      --                89                95                10          194
    Independent supervisors
    Cui Jianming                                       24                --                --                --           24
    Li Yonggui                                         24                --                --                --           24
----------------------------------------------------------------------------------------------------------------------------
    Total                                             141             1,485             1,242               115        2,983
----------------------------------------------------------------------------------------------------------------------------

    2004                                              147             1,495             2,355               202        4,199
----------------------------------------------------------------------------------------------------------------------------

    Executive directors and supervisors also participate in the Group's share appreciation rights plan (Note 36).

14  SENIOR MANAGEMENT'S EMOLUMENTS
    For the year ended 31 December 2005, of the five highest paid individuals, four (2004: one) are directors whose emoluments are disclosed in Note 13. The aggregate of the emoluments in respect of the five highest paid individuals are as follows:

                                                                                                     2005              2004
                                                                                                  RMB'000           RMB'000
    Salaries and other emoluments                                                                   2,269             1,622
---------------------------------------------------------------------------------------------------------------------------
    Retirement scheme contributions                                                                    77                65
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    2,346             1,687
---------------------------------------------------------------------------------------------------------------------------

    An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument range is as follows:

                                                                                                      2005              2004
                                                                                                    Number            Number
    Nil to HK$ 1,000,000                                                                                 5                 5
----------------------------------------------------------------------------------------------------------------------------

15  PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY
    The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 26,668 million (2004 (restated): RMB 4,758 million) which has been dealt with in the financial statements of the Company.

16  DIVIDENDS
    Dividends payable to equity shareholders of the Company attributable to the year represent:

                                                                                                       2005              2004
                                                                                               RMB millions      RMB millions
    Dividends declared and paid during the year of RMB 0.04 per share
      (2004: RMB 0.04 per share)                                                                      3,468             3,468
-----------------------------------------------------------------------------------------------------------------------------
    Dividends declared after the balance sheet date of RMB 0.09 per share
      (2004: RMB 0.08 per share)                                                                      7,803             6,936
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     11,271            10,404
-----------------------------------------------------------------------------------------------------------------------------

    Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 26 August 2005, the directors authorised to declare an interim dividends for the year ended 31 December 2005 of RMB
    0.04 (2004: RMB 0.04) per share totalling RMB 3,468 million (2004: RMB 3,468 million), which was paid on 30 September 2005 (2004: 30 September
    2004).

    Pursuant to a resolution passed at the Directors' meeting on 31 March 2006, a final dividend in respect of the year ended 31 December 2005 of RMB 0.09 (2004: RMB 0.08) per share totalling RMB 7,803 million (2004: RMB 6,936 million) was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 7,803 million (2004: RMB 6,936 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

    Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
    Final dividends in respect of the previous financial year, approved
        and paid during the year of RMB 0.08 per share (2004: RMB 0.06 per share)                    6,936             5,202
----------------------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

17  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the year ended 31 December 2005 is based on the profit attributable to equity shareholders of the Company of RMB 40,920 million (2004: RMB 36,019 million) and the weighted average number of shares of 86,702,439,000 (2004: 86,702,439,000) during the year.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years presented.

18  PROPERTY, PLANT AND EQUIPMENT

    The Group - by segment:

                                               Exploration                  Marketing                   Corporate
                                                       and                        and                         and
                                                production     Refining  distribution     Chemicals        others        Total
                                              RMB millions RMB millions  RMB millions  RMB millions  RMB millions RMB millions
Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                          177,962      105,237        54,482       160,289         3,788      501,758
Additions                                            1,402          793         1,555           314           169        4,233
Transferred from construction in progress           17,428       13,489         9,283         9,460           304       49,964
Acquired from Sinopec Group Company (Note 35)           --          805         1,536            --            --        2,341
Revaluation in connection with the Acquisition of
   Petrochemical and Catalyst Assets                    --           35            --           206            16          257
------------------------------------------------------------------------------------------------------------------------------
Disposals                                           (1,085)      (3,354)       (1,511)       (4,253)         (179)     (10,382)
------------------------------------------------------------------------------------------------------------------------------
Disposals to Sinopec Group Company (Note 35)        (3,631)          --            --            --            --       (3,631)
Less: Amount distributed to
      Sinopec Group Company in connection
      with the Acquisition of Petrochemical
      and Catalyst Assets                               --          (95)           --        (2,794)           (6)      (2,895)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                        192,076      116,910        65,345       163,222         4,092      541,645
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                          192,076      116,910        65,345       163,222         4,092      541,645
------------------------------------------------------------------------------------------------------------------------------
Additions                                              151          126           382           271           150        1,080
Transferred from construction in progress           22,094        8,121        14,017        18,457           381       63,070
Proportionate share of a jointly controlled entity      --           --            --         1,028            --        1,028
Reclassification                                      (157)        (432)          204           289            96           --
Disposals                                           (3,052)      (2,859)       (2,927)       (3,164)         (245)     (12,247)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                        211,112      121,866        77,021       180,103         4,474      594,576

Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                           84,604       50,901        10,014        84,285         1,223      231,027
Depreciation charge for the year                    12,042        7,594         2,624         9,156           289       31,705
Impairment losses for the year                          98           14         1,769         2,747            --        4,628
Acquired from Sinopec Group Company (Note 35)           --          458            --            --            --          458
Written back on disposals                             (942)      (2,323)         (942)       (3,157)         (103)      (7,467)
Disposals to Sinopec Group Company (Note 35)        (1,774)          --            --            --            --       (1,774)
Less: Amount distributed to
      Sinopec Group Company in connection
      with the Acquisition of Petrochemical
      and Catalyst Assets                               --          (64)           --          (989)           (2)      (1,055)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         94,028       56,580        13,465        92,042         1,407      257,522
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           94,028       56,580        13,465        92,042         1,407      257,522
------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                    10,887        6,972         3,013         9,392           282       30,546
Impairment losses for the year                          60           --           366         1,425            --        1,851
Reclassification                                       (78)        (214)           78           160            54           --
Written back on disposals                           (2,687)      (2,206)       (2,110)       (2,719)         (194)      (9,916)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                        102,210       61,132        14,812       100,300         1,549      280,003

Net book value:
---------------------------------------------------------------------------------------------------------------------------
At 1 January 2004                                   93,358       54,336        44,468        76,004         2,565      270,731
---------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                                 98,048       60,330        51,880        71,180         2,685      284,123
At 31 December 2005                                108,902       60,734        62,209        79,803         2,925      314,573

    The Company - by segment:

                                               Exploration                   Marketing                  Corporate
                                                       and                         and                        and
                                                production      Refining  distribution     Chemicals       others        Total
                                              RMB millions  RMB millions  RMB millions  RMB millions RMB millions RMB millions
Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                           62,555        72,523        52,999        61,488        2,807      252,372
Additions                                              437           706           459            55           72        1,729
Transferred from construction in progress            9,056        11,035         8,320         2,205          304       30,920
Acquired from Sinopec Group Company (Note 35)           --           805         1,536            --           --        2,341
Transferred from a subsidiary                           --         5,158            --            --           --        5,158
Revaluation in connection with the Acquisition of
   Petrochemical and Catalyst Assets                    --            35            --           206           16          257
------------------------------------------------------------------------------------------------------------------------------
Disposals                                             (361)       (2,101)       (1,331)       (1,301)        (123)      (5,217)
------------------------------------------------------------------------------------------------------------------------------
Disposals to Sinopec Group Company (Note 35)        (2,103)           --            --            --           --       (2,103)
Less: Amount distributed to
      Sinopec Group Company in connection
      with the Acquisition of Petrochemical
      and Catalyst Assets                               --           (95)           --        (2,794)          (6)      (2,895)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         69,584        88,066        61,983        59,859        3,070      282,562
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           69,584        88,066        61,983        59,859        3,070      282,562
------------------------------------------------------------------------------------------------------------------------------
Additions                                              151           113           267            38          120          689
Transferred from construction in progress           13,213         5,772         9,363         2,069          371       30,788
Transferred to subsidiaries                             --            --          (577)           --           --         (577)
Reclassification                                      (130)         (176)          276            (2)          32           --
Disposals                                           (1,415)       (1,546)       (2,864)         (978)        (213)      (7,016)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         81,403        92,229        68,448        60,986        3,380      306,446

Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                           28,732        36,633         9,640        33,139          954      109,098
Depreciation charge for the year                     4,707         4,728         2,320         2,724          188       14,667
Impairment losses for the year                          98            14         1,737         1,568           --        3,417
Acquired from Sinopec Group Company (Note 35)           --           458            --            --           --          458
Transferred from a subsidiary                           --         2,682            --            --           --        2,682
Written back on disposals                             (355)       (1,662)         (805)         (748)         (83)      (3,653)
Disposals to Sinopec Group Company (Note 35)        (1,063)           --            --            --           --       (1,063)
Less: Amount distributed to
      Sinopec Group Company in connection
      with the Acquisition of Petrochemical
      and Catalyst Assets                               --           (64)           --          (989)          (2)      (1,055)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         32,119        42,789        12,892        35,694        1,057      124,551
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           32,119        42,789        12,892        35,694        1,057      124,551
------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                     5,048         4,742         2,920         2,892          180       15,782
Impairment losses for the year                          60            --           351           671           --        1,082
Transferred to subsidiaries                             --            --           (66)           --           --          (66)
Reclassification                                       (65)          (49)           99            (1)          16           --
Written back on disposals                           (1,371)       (1,183)       (2,061)         (814)        (185)      (5,614)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         35,791        46,299        14,135        38,442        1,068      135,735

Net book value:
------------------------------------------------------------------------------------------------------------------------------
At 1 January 2004                                   33,823        35,890        43,359        28,349        1,853      143,274
------------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                                 37,465        45,277        49,091        24,165        2,013      158,011
At 31 December 2005                                 45,612        45,930        54,313        22,544        2,312      170,711

    The Group - by asset class:

                                                                                   Oil depots,         Plant,
                                                                                 storage tanks     machinery,
                                                                 Oil and gas       and service      equipment
                                                 Buildings        properties          stations     and others         Total
                                              RMB millions      RMB millions      RMB millions   RMB millions  RMB millions
Cost/valuation:
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                           44,728           158,634            46,337        252,059       501,758
Additions                                              342               450             1,301          2,140         4,233
Transferred from construction in progress            2,357            17,428            12,461         17,718        49,964
Acquired from Sinopec Group Company (Note 35)           --                --             1,533            808         2,341
Revaluation in connection with the Acquisition of
    Petrochemical and Catalyst Assets                    1                --                --            256           257
---------------------------------------------------------------------------------------------------------------------------
Disposals                                             (927)             (586)           (1,099)        (7,770)      (10,382)
Disposals to Sinopec Group Company (Note 35)           (97)           (2,362)               --         (1,172)       (3,631)
Less: Amount distributed to
      Sinopec Group Company in connection
      with the Acquisition of Petrochemical
      and Catalyst Assets                           (1,550)               --                --         (1,345)       (2,895)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         44,854           173,564            60,533        262,694       541,645
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           44,854           173,564            60,533        262,694       541,645
---------------------------------------------------------------------------------------------------------------------------
Additions                                               96                64               228            692         1,080
Transferred from construction in progress            2,462            20,985            13,851         25,772        63,070
Proportionate share of a jointly controlled entity     182                --                --            846         1,028
Reclassification                                      (406)             (802)              650            558            --
Disposals                                           (1,034)           (1,884)           (2,145)        (7,184)      (12,247)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         46,154           191,927            73,117        283,378       594,576

Accumulated depreciation:
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                           18,975            77,582             8,785        125,685       231,027
Depreciation charge for the year                     1,768             9,211             2,332         18,394        31,705
Impairment losses for the year                         325                98             1,249          2,956         4,628
Acquired from Sinopec Group Company (Note 35)           --                --                --            458           458
Written back on disposals                             (428)             (541)             (585)        (5,913)       (7,467)
Disposals to Sinopec Group Company (Note 35)           (22)           (1,207)               --           (545)       (1,774)
Less: Amount distributed to
      Sinopec Group Company in connection
      with the Acquisition of Petrochemical
      and Catalyst Assets                             (310)               --                --           (745)       (1,055)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         20,308            85,143            11,781        140,290       257,522
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           20,308            85,143            11,781        140,290       257,522
---------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                     1,712            10,263             2,914         15,657        30,546
Impairment losses for the year                          79                60               261          1,451         1,851
Reclassification                                       (98)             (430)              153            375            --
Written back on disposals                             (597)           (1,672)           (1,379)        (6,268)       (9,916)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         21,404            93,364            13,730        151,505       280,003

Net book value:
---------------------------------------------------------------------------------------------------------------------------
At 1 January 2004                                   25,753            81,052            37,552        126,374       270,731
---------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                                 24,546            88,421            48,752        122,404       284,123
At 31 December 2005                                 24,750            98,563            59,387        131,873       314,573

    The Company - by asset class:

                                                                               Oil depots,            Plant,
                                                                             storage tanks        machinery,
                                                             Oil and gas       and service         equipment
                                                 Buildings    properties          stations        and others          Total
                                              RMB millions  RMB millions      RMB millions      RMB millions   RMB millions
Cost/valuation:
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                           26,487        54,288            44,974           126,623        252,372
Additions                                              253            43               248             1,185          1,729
Transferred from construction in progress            1,248         8,854            11,715             9,103         30,920
Acquired from Sinopec Group Company (Note 35)           --            --             1,533               808          2,341
Transferred from a subsidiary                          216            --                --             4,942          5,158
Revaluation in connection with the Acquisition of
   Petrochemical and Catalyst Assets                     1            --                --               256            257
---------------------------------------------------------------------------------------------------------------------------
Disposals                                             (742)         (238)           (1,075)           (3,162)        (5,217)
---------------------------------------------------------------------------------------------------------------------------
Disposals to Sinopec Group Company (Note 35)           (75)       (1,081)               --              (947)        (2,103)
Less: Amount distributed to
      Sinopec Group Company in connection
      with Acquisition of Petrochemical
      and Catalyst Assets                           (1,550)           --                --            (1,345)        (2,895)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         25,838        61,866            57,395           137,463        282,562
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           25,838        61,866            57,395           137,463        282,562
---------------------------------------------------------------------------------------------------------------------------
Additions                                              132            64               174               319            689
Transferred from construction in progress              989        12,266             9,363             8,170         30,788
Transferred to subsidiaries                             (9)           --              (529)              (39)          (577)
Reclassification                                      (469)         (551)              651               369             --
Disposals                                             (552)         (578)           (2,097)           (3,789)        (7,016)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         25,929        73,067            64,957           142,493        306,446

Accumulated depreciation:
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2004                            9,905        26,711             8,518            63,964        109,098
Depreciation charge for the year                     1,028         3,941             2,218             7,480         14,667
Impairment losses for the year                         186            98             1,249             1,884          3,417
Acquired from Sinopec Group Company (Note 35)           --            --                --               458            458
Transferred from a subsidiary                          101            --                --             2,581          2,682
Written back on disposals                             (356)         (238)             (582)           (2,477)        (3,653)
Disposals to Sinopec Group Company (Note 35)           (17)         (578)               --              (468)        (1,063)
Less: Amount distributed to
      Sinopec Group Company in connection
      with Acquisition of Petrochemical
      and Catalyst Assets                             (310)           --                --              (745)        (1,055)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         10,537        29,934            11,403            72,677        124,551
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           10,537        29,934            11,403            72,677        124,551
---------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                     1,046         4,682             2,524             7,530         15,782
Impairment losses for the year                          21            60               261               740          1,082
Transferred to subsidiaries                             (3)           --               (41)              (22)           (66)
Reclassification                                      (111)         (309)              154               266             --
Written back on disposals                             (326)         (565)           (1,349)           (3,374)        (5,614)
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         11,164        33,802            12,952            77,817        135,735

Net book value:
---------------------------------------------------------------------------------------------------------------------------
At 1 January 2004                                   16,582        27,577            36,456            62,659        143,274
---------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                                 15,301        31,932            45,992            64,786        158,011
At 31 December 2005                                 14,765        39,265            52,005            64,676        170,711

    The Group's proportionate share of the jointly controlled entities' net book value of property, plant and equipment at 31 December 2005 in the exploration and production and the chemicals segments were RMB 398 million (2004: RMB 412 million) and RMB 14,889 million (2004: RMB 17 million), respectively.

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999.

    In connection with the Acquisition of Sinopec National Star, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the MOF. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interest.

    In connection with the Acquisition of Ethylene Assets, the property, plant and equipment of Sinopec Maoming were revalued at 30 June 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of Sinopec Maoming pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 5,100 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Refining Assets, the property, plant and equipment of the Refining Assets were revalued at 31 October 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Refining Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 461 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Petrochemical and Catalyst Assets, the property, plant and equipment of the Petrochemical and Catalyst Assets were revalued at 30 June 2004, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Petrochemical and Catalyst Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 11,895 million, which approximated the net historical carrying value of the assets.

    In accordance with IAS 16, subsequent to these revaluations, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 31 December 2004, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

19  CONSTRUCTION IN PROGRESS

    The Group

                                           Exploration and              Marketing and               Corporate and
                                                production     Refining  distribution     Chemicals        others        Total
                                              RMB millions RMB millions   RMBmillions  RMB millions  RMB millions RMB millions
Balance at 1 January 2004                            5,535        8,470         7,941         6,957           451       29,354
------------------------------------------------------------------------------------------------------------------------------
Additions                                           22,808       13,479        15,123        10,711         1,381       63,502
Additions by jointly controlled entities             1,323           --            --         5,178            --        6,501
Less: Amount distributed to
       Sinopec Group Company in connection
       with Acquisition of Petrochemical
       and Catalyst Assets                              --           (1)           --          (216)          (15)        (232)
------------------------------------------------------------------------------------------------------------------------------
Dry hole costs written off                          (2,976)          --            --            --            --       (2,976)
------------------------------------------------------------------------------------------------------------------------------
Transferred to property, plant and equipment       (17,428)     (13,489)       (9,283)       (9,460)         (304)     (49,964)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                          9,262        8,459        13,781        13,170         1,513       46,185
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                            9,262        8,459        13,781        13,170         1,513       46,185
------------------------------------------------------------------------------------------------------------------------------
Additions                                           25,894       14,001        10,572         9,115         1,014       60,596
------------------------------------------------------------------------------------------------------------------------------
Additions by jointly controlled entities               814           --            --         1,830            --        2,644
Proportionate share of a jointly controlled entity      --           --            --         5,461            --        5,461
Dry hole costs written off                          (2,992)          --            --            --            --       (2,992)
Transferred to property, plant and equipment
    and other assets                               (22,094)      (8,121)      (14,017)      (19,014)         (381)     (63,627)
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         10,884       14,339        10,336        10,562         2,146       48,267
------------------------------------------------------------------------------------------------------------------------------

    The Group's proportionate share of the jointly controlled entities' construction in progress at 31 December 2005 in the E&P and the chemicals segments were RMB 2,888 million (2004: RMB 2,053 million) and RMB 504 million (2004: RMB 8,171 million), respectively.

    The Company


                                          Exploration and               Marketing and              Corporate and
                                               production     Refining   distribution    Chemicals        others        Total
                                             RMB millions RMB millions  RMB  millions RMB millions  RMB millions RMB millions
Balance at 1 January 2004                           4,501        7,424          6,680        1,594           432       20,631
-----------------------------------------------------------------------------------------------------------------------------
Additions                                          13,346       10,497         11,911        4,442         1,381       41,577
Transferred from a subsidiary                          --           76             --           --            --           76
Less: Amount distributed to
       Sinopec Group Company in connection
       with Acquisition of Petrochemical
       and Catalyst Assets                             --           (1)            --         (216)          (15)        (232)
-----------------------------------------------------------------------------------------------------------------------------
Dry hole costs written off                         (2,184)          --             --           --             --      (2,184)
-----------------------------------------------------------------------------------------------------------------------------
Transferred to property, plant and equipment       (9,056)     (11,035)        (8,320)      (2,205)         (304)     (30,920)
-----------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2004                         6,607        6,961         10,271        3,615         1,494       28,948
-----------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005                           6,607        6,961         10,271        3,615         1,494       28,948
-----------------------------------------------------------------------------------------------------------------------------
Additions                                          16,528       12,084          7,825        5,845           915       43,197
Dry hole costs written off                         (2,271)          --             --           --            --       (2,271)
Transferred to property, plant and equipment      (13,213)      (5,772)        (9,363)      (2,069)         (371)     (30,788)
-----------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2005                         7,651       13,273          8,733        7,391         2,038       39,086
-----------------------------------------------------------------------------------------------------------------------------

20  INVESTMENTS IN SUBSIDIARIES

                                                                                                        The Company
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
                                                                                                                  (Restated)
    Investments in subsidiaries, at cost                                                            75,579            66,930
----------------------------------------------------------------------------------------------------------------------------

    Details of the Company's principal subsidiaries at 31 December 2005 are set out in Note 38.

21  INVESTMENTS

                                                                     The Group                          The Company
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Unlisted investments, at cost                                3,253             2,891             1,140               313
----------------------------------------------------------------------------------------------------------------------------
    Less: Impairment losses                                       (327)             (353)             (103)             (155)
----------------------------------------------------------------------------------------------------------------------------
                                                                 2,926             2,538             1,037               158
----------------------------------------------------------------------------------------------------------------------------

    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

    The impairment losses relating to investments for the year ended 31 December 2005 amounted to RMB 77 million (2004: RMB 96 million).

22  INTEREST IN ASSOCIATES

                                                                   The Group                          The Company
                                                                2005              2004              2005              2004
                                                        RMB millions      RMB millions      RMB millions      RMB millions
                                                                                                                (Restated)
    Investments in associates, at cost                            --                --             5,933             6,424
--------------------------------------------------------------------------------------------------------------------------
    Share of net assets                                        9,217            10,222                --                --
--------------------------------------------------------------------------------------------------------------------------
                                                               9,217            10,222             5,933             6,424
--------------------------------------------------------------------------------------------------------------------------

    The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The share of associates' taxation for the year ended 31 December 2005 was RMB 420 million (2004: RMB 340 million). The principal investments in associates, all of which are incorporated in the PRC, are as follows:


                                                                                   Percentage of
                                                                         Percentage  equity held
                                  Form of                                 of equity       by the
                                  business      Particulars of issued   held by the    Company's
    Name of company               structure     and paid up capital         Company subsidiaries   Principal activities
                                                                                  %            %

    Shengli Oil Field Dynamic     Incorporated  364,027,608 ordinary          26.33          --    Exploration of crude oil
       Company Limited                          shares of RMB 1.00 each                            and distribution of
       ("Dynamic")*                                                                                petrochemical products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan      Incorporated  480,793,320 ordinary          38.68           --   Trading of petroleum
       Petroleum Company Limited                shares of RMB 1.00 each                            products and decoration
       stations                                                                                    of service gas
       ("Taishan")*
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance               Incorporated  Registered capital            38.22         2.00   Provision of non-banking
       Company Limited                          RMB 2,500,000,000                                  financial services
-----------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National   Incorporated  Registered capital            30.00           --   Exploration and production
       Gas Corporation                          RMB 900,000,000                                    of crude oil and natural
                                                                                                   gas
-----------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical             Incorporated  Registered capital               --        38.26   Planning, development and
       Industry Park Development                RMB 2,372,439,000                                  operation of the Chemical
       Industry
       Company Limited                                                                             Park in Shanghai, the PRC
-----------------------------------------------------------------------------------------------------------------------------
    China Shipping & Sinopec      Incorporated  Registered capital               --        50.00   Transportation of
       Suppliers Company Limited                RMB 876,660,000                                    petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    China Aviation Oil Supply     Incorporated  Registered capital               --        29.00   Marketing and distribution
       Company Limited                          RMB 3,800,000,000                                  of refined petroleum
                                                                                                   products
-----------------------------------------------------------------------------------------------------------------------------

    * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the Company's investments in Dynamic and Taishan based on the quoted market price are RMB 772 million (2004: RMB 479 million) and RMB 547 million (2004: RMB 1,516 million) respectively at 31 December 2005.

23  INTEREST IN JOINTLY CONTROLLED ENTITIES

                                                                                                        The Company
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
                                                                                                                  (Restated)
    Investments in jointly controlled entities, at cost                                              7,280             3,763
----------------------------------------------------------------------------------------------------------------------------

    The Group's investments in jointly controlled entities are primarily engaged in the oil and gas and chemical operations in the PRC, principal interests in jointly controlled entities are as follows:


                                                                                      Percentage of
                                                                            Percentage  equity held
                                     Form of                                 of equity       by the
                                     business       Particulars of issued  held by the    Company's
    Name of company                  structure      and paid up capital        Company subsidiaries   Principal activities
                                                                                     %            %
    Shanghai Secco Petrochemical     Incorporated   Registered capital           30.00        20.00   Manufacturing and
        Company Limited                                                                               distribution of
                                     USD 901,440,964                                                  petrochemical products
-------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited         Incorporated   Registered capital           30.00        10.00   Manufacturing and
                                                                                                      distribution of
                                                    RMB 8,793,000,000                                 petrochemical products
-------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal   Incorporated   Registered capital           50.00           --   Manufacturing and
                                                                                                      distribution of
        Gasification Company Limited                USD 45,588,700                                    industrial gas
-------------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western Unincorporated --                              --        43.00   Exploration and
        Area Chengdao in Bohai Bay                                                                    production of
                                                                                                      crude oil and natural gas
-------------------------------------------------------------------------------------------------------------------------------

    Included in the consolidated financial statements are the following items that represent the Group's proportionate share of the jointly controlled entities' financial condition, results of operations and cash flows.


                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
    Results of operations:
----------------------------------------------------------------------------------------------------------------------------
    Operating revenue                                                                               10,082               313
    Expenses                                                                                         9,773               450
    Net profit/(loss)                                                                                  309              (137)
----------------------------------------------------------------------------------------------------------------------------

                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
    Financial condition:
----------------------------------------------------------------------------------------------------------------------------
    Current assets                                                                                   2,631               520
    Non-current assets                                                                              19,522            10,913
    Current liabilities                                                                              2,543             1,699
    Non-current liabilities                                                                         10,177             4,463
    Net assets                                                                                       9,433             5,271
----------------------------------------------------------------------------------------------------------------------------

                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
    Cash flows:
----------------------------------------------------------------------------------------------------------------------------
    Net cash (used in)/generated from operating activities                                          (1,434)              233
    Net cash used in investing activities                                                           (2,474)            (6,035)
    Net cash generated from financing activities                                                     4,011             5,909
----------------------------------------------------------------------------------------------------------------------------

24  LONG-TERM PREPAYMENTS AND OTHER ASSETS
    Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, goodwill and catalysts.

25  TRADE ACCOUNTS AND BILLS RECEIVABLES

                                                                            The Group                       The Company
                                                                         2005              2004           2005            2004
                                                                 RMB millions      RMB millions   RMB millions    RMB millions
    Amounts due from third parties                                     13,546            10,989          4,136           5,179
------------------------------------------------------------------------------------------------------------------------------
    Amounts due from subsidiaries                                          --                --          6,252           5,026
    Amounts due from Sinopec Group Company and fellow subsidiaries      3,049             2,349            518             858
    Amounts due from associates                                           572                89             10              19
    Amounts due from jointly controlled entities                          505                --            229              --
------------------------------------------------------------------------------------------------------------------------------
                                                                       17,672            13,427         11,145          11,082
------------------------------------------------------------------------------------------------------------------------------
    Less: Impairment losses for bad and doubtful debts                 (3,140)           (3,671)        (2,319)         (2,837)
------------------------------------------------------------------------------------------------------------------------------
                                                                       14,532             9,756          8,826           8,245
------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                    7,143             7,812          1,334           1,597
------------------------------------------------------------------------------------------------------------------------------
                                                                       21,675            17,568         10,160           9,842
------------------------------------------------------------------------------------------------------------------------------

    The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

                                                                         The Group                          The Company
                                                                      2005              2004              2005              2004
                                                              RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                                 21,414            16,968            10,010             9,425
--------------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                          178               225               112               127
--------------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                         43               166                25                83
--------------------------------------------------------------------------------------------------------------------------------
    Over three years                                                    40               209                13               207
--------------------------------------------------------------------------------------------------------------------------------
                                                                    21,675            17,568            10,160             9,842
--------------------------------------------------------------------------------------------------------------------------------

    Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms. The impairment losses for bad and doubtful debts of trade accounts and bills receivables for the year ended 31 December 2005 amounted to RMB 328 million (2004: RMB 935 million).

26  INVENTORIES

                                                                         The Group                          The Company
                                                                      2005              2004              2005              2004
                                                              RMB millions      RMB millions      RMB millions      RMB millions

    Crude oil and other raw materials                               53,333            32,562            25,471            14,544
--------------------------------------------------------------------------------------------------------------------------------
    Work in progress                                                 9,422             8,341             4,659             3,605
--------------------------------------------------------------------------------------------------------------------------------
    Finished goods                                                  23,163            20,804            17,980            15,163
--------------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                      4,448             3,528             2,616             1,126
--------------------------------------------------------------------------------------------------------------------------------
                                                                    90,366            65,235            50,726            34,438
--------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for diminution in value of inventories            (892)             (906)             (309)             (394)
--------------------------------------------------------------------------------------------------------------------------------
                                                                    89,474            64,329            50,417            34,044
--------------------------------------------------------------------------------------------------------------------------------

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 683,902 million for the year ended 31 December 2005 (2004: RMB 474,961 million), including the write-down of inventories amounted to RMB 262 million (2004: RMB 648 million) and the reversal of write-down of inventories made in prior years amounted to RMB 276 million (2004: RMB 261 million) mainly arising from the sales of inventories.

27  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                         The Group                          The Company
                                                                      2005              2004              2005              2004
                                                              RMB millions      RMB millions      RMB millions      RMB millions
    Advances to third parties                                        1,754             1,600               909               740
--------------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow
      subsidiaries                                                   2,954             5,585             2,559             5,002
--------------------------------------------------------------------------------------------------------------------------------
    Amounts due from subsidiaries                                       --                --             2,964            11,908
--------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                1,781             2,161               742             1,223
--------------------------------------------------------------------------------------------------------------------------------
    Purchase deposits                                                2,496             2,547             1,106             2,059
--------------------------------------------------------------------------------------------------------------------------------
    Prepayments in connection with construction work
      and equipment purchases                                        5,583             4,727             4,584             2,679
--------------------------------------------------------------------------------------------------------------------------------
    Prepaid value-added tax and customs duty                         4,288             3,166             2,184             2,600
--------------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                        539               308               508               260
--------------------------------------------------------------------------------------------------------------------------------
                                                                    19,395            20,094            15,556            26,471
--------------------------------------------------------------------------------------------------------------------------------

28  DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

    The Group:

                                                         Assets                      Liabilities               Net balance
                                                       2005           2004          2005         2004          2005          2004
                                               RMB millions   RMB millions  RMB millions RMB millions  RMB millions  RMB millions
    Current
----------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                       3,904         2,528             --           --         3,904         2,528
----------------------------------------------------------------------------------------------------------------------------------
    Non-current
----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                     1,642         1,566         (1,619)       (1,704)          23          (138)
----------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                             --            --         (4,217)       (3,932)      (4,217)       (3,932)
----------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward,
       net of valuation allowances                      128            66             --            --          128            66
----------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                   359           366             --            --          359           366
----------------------------------------------------------------------------------------------------------------------------------
    Others                                               39            32            (66)           --          (27)           32
----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                 6,072         4,558         (5,902)       (5,636)         170        (1,078)
----------------------------------------------------------------------------------------------------------------------------------

    The Company:

                                                         Assets                      Liabilities               Net balance
                                                       2005           2004          2005         2004          2005          2004
                                               RMB millions   RMB millions  RMB millions RMB millions  RMB millions  RMB millions
    Current
----------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                       1,635          2,245            --           --         1,635         2,245
----------------------------------------------------------------------------------------------------------------------------------
    Non-current
----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                     1,553          1,457        (1,083)        (983)          470           474
----------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                             --             --        (1,066)      (1,042)       (1,066)       (1,042)
----------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                    17             16            --           --            17            16
----------------------------------------------------------------------------------------------------------------------------------
    Others                                               15              6           (67)          --           (52)            6
----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                 3,220          3,724        (2,216)      (2,025)        1,004         1,699
----------------------------------------------------------------------------------------------------------------------------------

    A valuation allowance on deferred tax assets is recorded if it is probable that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment on the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 381 million (2004: RMB 409 million) were provided for the year ended 31 December 2005. The Group determined the valuation allowance based on management's assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is probable to be realised.

    As at 31 December 2005, certain subsidiaries of the Company had tax value of losses carried forward for PRC income tax purpose, provided for valuation allowance, of RMB 4,072 million which were available to offset future PRC taxable income of respective subsidiaries, if any. RMB 503 million, RMB 425 million, RMB 751 million, RMB 1,239 million and RMB 1,154 million expire in 2006, 2007, 2008, 2009 and 2010, respectively.

    Movements in the deferred tax assets and liabilities are as follows:

    The Group

                                                                                                   Recognised in
                                                                  Balance at     Recognised in      consolidated        Balance at
                                                                   1 January             other            income       31 December
                                                                        2004          reserves         statement              2004
                                                                RMB millions      RMB millions      RMB millions      RMB millions
    Current
----------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                                        1,446                --             1,082             2,528
----------------------------------------------------------------------------------------------------------------------------------
    Non-current
----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                       (709)               --               571              (138)
----------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                          (3,618)               --              (314)           (3,932)
----------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation
      allowance (Note)                                                   923             (266)             (591)               66
----------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                    373                --                (7)              366
----------------------------------------------------------------------------------------------------------------------------------
    Others                                                                53                --               (21)               32
----------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax (liabilities)/assets                             (1,532)            (266)              720            (1,078)
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                   Recognised in
                                                                  Balance at     Recognised in      consolidated        Balance at
                                                                   1 January             other            income       31 December
                                                                        2005          reserves         statement              2005
                                                                RMB millions      RMB millions      RMB millions      RMB millions
    Current
----------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                                        2,528                --             1,376             3,904
----------------------------------------------------------------------------------------------------------------------------------
    Non-current
----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                       (138)               --               161                23
----------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                          (3,932)               --              (285)           (4,217)
----------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation
      allowance                                                           66                --                62               128
----------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                    366                --                (7)              359
----------------------------------------------------------------------------------------------------------------------------------
    Others                                                                32                --               (59)              (27)
----------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax (liabilities)/assets                             (1,078)               --             1,248               170
----------------------------------------------------------------------------------------------------------------------------------


    The Company

                                                                                                   Recognised in
                                                                  Balance at     Recognised in      consolidated        Balance at
                                                                   1 January             other            income       31 December
                                                                        2004          reserves         statement              2004
                                                                RMB millions      RMB millions      RMB millions      RMB millions
    Current
----------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                                        1,249                --               996             2,245
----------------------------------------------------------------------------------------------------------------------------------
    Non-current
----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                       (213)               --               687               474
----------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                            (986)               --               (56)           (1,042)
----------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation
      allowance (Note)                                                   670              (266)             (404)               --
----------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                     16                --                --                16
----------------------------------------------------------------------------------------------------------------------------------
    Others                                                                35                --               (29)                6
----------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax assets/(liabilities)                                771              (266)            1,194             1,699
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Recognised in
                                                                  Balance at     Recognised in      consolidated        Balance at
                                                                   1 January             other            income       31 December
                                                                        2005          reserves         statement              2005
                                                                RMB millions      RMB millions      RMB millions      RMB millions
    Current
---------------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                                        2,245                --              (610)            1,635
----------------------------------------------------------------------------------------------------------------------------------
    Non-current
----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                        474                --                (4)              470
----------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                          (1,042)               --               (24)           (1,066)
----------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                     16                --                 1                17
----------------------------------------------------------------------------------------------------------------------------------
    Others                                                                 6                --               (58)              (52)
----------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax assets/(liabilities)                              1,699                --              (695)            1,004
----------------------------------------------------------------------------------------------------------------------------------

    Note:

    At 31 December 2004, deferred tax assets of RMB 266 million were distributed to Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets.


29  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:

                                                                               The Group                         The Company
                                                                            2005              2004              2005          2004
                                                                    RMB millions      RMB millions      RMB millions  RMB millions
    Third parties' debts
-----------------------------------------------------------------------------------------------------------------------------------
    Short-term bank loans                                                 15,392            20,009             3,094        10,527
-----------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                               14,879            12,177            12,043         9,414
-----------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term other loans                                  26               121                 1            92
----------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans of jointly
      controlled entities                                                    193                --                --            --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          15,098            12,298            12,044         9,506
-----------------------------------------------------------------------------------------------------------------------------------

    Corporate bonds (a)                                                    9,921                --             9,921            --
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          40,411            32,307            25,059        20,033
-----------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow
      subsidiaries
-----------------------------------------------------------------------------------------------------------------------------------
    Short-term loans
----------------------------------------------------------------------------------------------------------------------------------
                                                                             732             6,714             3,846         5,727
----------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                       100             2,000               100         2,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             832             8,714             3,946         7,727
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          41,243            41,021            29,005        27,760
-----------------------------------------------------------------------------------------------------------------------------------

    The Group's and the Company's weighted average interest rates on short-term loans were 4.0% (2004: 3.9%) and 3.2% (2004: 4.0%)
    at 31 December 2005, respectively.

    Long-term debts comprise:

                                                                               The Group                          The Company
                                   Interest rate and final maturity         2005              2004            2005            2004
                                                                    RMB millions      RMB millions    RMB millions    RMB millions
    Third parties' debts
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
    Renminbi denominated           Interest rates ranging from
                                   interest free to 5.8%
                                   per annum at 31 December 2005
                                   with maturities through 2013           59,769            52,227          54,792          45,233
-----------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated       Interest rates ranging from
                                   2.6% to 5.8% per annum at
                                   31 December 2005
                                   with maturities through 2024            3,394             4,562           3,394           4,556
-----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from
                                   interest free to 7.4% per
                                   annum at 31 December 2005
                                   with maturities through 2031            5,056             7,729           3,571           5,278
-----------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Fixed interest rate at 6.7%
                                   per annum at 31 December 2005
                                   with maturities through 2010              117               165             117             165
-----------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar               Floating rate at Hong Kong
       denominated                 Prime Rate plus 0.8% to 1.1%
                                   per annum at 31 December 2005
                                   with maturities through 2007               94                 5              --              --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          68,430            64,688          61,874          55,232
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
-----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from
                                   interest free to 5.0% per annum
                                   at 31 December 2005
                                   with maturities through 2008              170               359              37             200
-----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from
                                   interest free to 2.0%
                                   per annum at 31 December 2005
                                   with maturities through 2015               51               110              34              89
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             221               469              71             289
-----------------------------------------------------------------------------------------------------------------------------------
    Corporate bonds
-----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Fixed interest rate at 4.61%
                                   per annum at 31 December 2005
                                   with maturity in February 2014 (b)      3,500             3,500           3,500           3,500
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          72,151            68,657          65,445          59,021
-----------------------------------------------------------------------------------------------------------------------------------


29  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

                                                                               The Group                          The Company
                                   Interest rate and final maturity         2005              2004            2005            2004
                                                                    RMB millions      RMB millions    RMB millions    RMB millions

    Long-term bank loans of jointly controlled entities
----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of PBOC's
                                   base lending rate per annum
                                   at 31 December 2005
                                   with maturities through 2021            5,710             2,415              --              --
----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London Interbank
                                   Offer Rate plus 0.4% to 0.7% per
                                   annum at 31 December 2005
                                   with maturities through 2021            4,296             2,048              --              --
----------------------------------------------------------------------------------------------------------------------------------
                                                                          10,006             4,463              --              --
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
    Total third parties' long-term debts                                  82,157            73,120          65,445          59,021
----------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                (15,098)          (12,298)        (12,044)         (9,506)
----------------------------------------------------------------------------------------------------------------------------------
                                                                          67,059            60,822          53,401          49,515
----------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest free with maturity in 2020    35,561            35,561          35,561          35,561
----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from 5.0% to
                                   5.2% per annum at 31 December 2005
                                   with maturities through 2009            4,401             3,204           3,751           2,756
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term loans of jointly controlled entities from Sinopec Group
       Company and fellow subsidiaries
-----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of PBOC's
                                   base lending rate applicable to
                                   three-year tenor loan per annum
                                   at 31 December 2005 with
                                   maturities through 2021                    71                --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                   (100)           (2,000)           (100)         (2,000)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          39,933            36,765          39,212          36,317
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                         106,992            97,587          92,613          85,832
-----------------------------------------------------------------------------------------------------------------------------------

    (a) The Company issued six-month corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 24 October 2005, at a discounted value of RMB 98.75 per RMB 100 par value, with an effective yield at 2.54% per annum with maturity in April 2006.

    (b) The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004 with a fixed interest rate at 4.61% per annum.

       Third parties' loans of RMB 35 million of the Group at 31 December 2005 (2004: RMB 40 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 83 million at 31 December 2005 (2004: RMB 123 million).

       Third parties' loans of RMB 13 million of the Company at 31 December 2005 (2004: RMB 9 million) were secured by certain of the Company's property, plant and equipment. The net book value of property, plant and equipment of the Company pledged as security amounted to RMB 10 million at 31 December 2005 (2004: RMB 10 million).

       The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:


                                                                       The Group                          The Company
                                                                    2005              2004              2005              2004
                                                            RMB millions      RMB millions      RMB millions      RMB millions

       Within one year                                            15,198            14,298            12,144            11,506
-------------------------------------------------------------------------------------------------------------------------------
       Between one and two years                                  18,787            15,886            16,420            12,363
-------------------------------------------------------------------------------------------------------------------------------
       Between two and five years                                 39,142            36,041            34,771            31,279
-------------------------------------------------------------------------------------------------------------------------------
       After five years                                           49,063            45,660            41,422            42,190
-------------------------------------------------------------------------------------------------------------------------------
                                                                 122,190           111,885           104,757            97,338
-------------------------------------------------------------------------------------------------------------------------------

       Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the follow amounts denominated in a currency other than the functional currency of the entity to which they relate:


                                                                                                   2005              2004
                                                                                               millions          millions
       US Dollar                                                                               USD2,158          USD2,494
-------------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                                                                           JPY50,507         JPY60,889
-------------------------------------------------------------------------------------------------------------------------------
       Euro                                                                                       EUR12             EUR15
-------------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollar                                                                          HKD128            HKD732
-------------------------------------------------------------------------------------------------------------------------------

30  TRADE ACCOUNTS AND BILLS PAYABLES

                                                                          The Group                          The Company
                                                                       2005              2004              2005              2004
                                                               RMB millions      RMB millions      RMB millions      RMB millions
    Amounts due to third parties                                     49,962            22,265            12,032            10,435
---------------------------------------------------------------------------------------------------------------------------------
    Amounts due to subsidiaries                                          --                --            15,805             9,876
---------------------------------------------------------------------------------------------------------------------------------
    Amounts due to Sinopec Group Company and fellow
      subsidiaries                                                    2,304             1,527               996               826
---------------------------------------------------------------------------------------------------------------------------------
    Amounts due to jointly controlled entities                          650                --                --                --
---------------------------------------------------------------------------------------------------------------------------------
    Amounts due to associates                                            51                --                --                --
---------------------------------------------------------------------------------------------------------------------------------
                                                                     52,967            23,792            28,833            21,137
---------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                    23,243            30,797            19,077            21,589
---------------------------------------------------------------------------------------------------------------------------------
                                                                     76,210            54,589            47,910            42,726
---------------------------------------------------------------------------------------------------------------------------------

    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The maturities of trade accounts and bills payables are as follows:

                                                                          The Group                          The Company
                                                                       2005              2004              2005              2004
                                                               RMB millions      RMB millions      RMB millions      RMB millions
    Due within 1 month or on demand                                  44,194            25,444            23,251            21,839
---------------------------------------------------------------------------------------------------------------------------------
    Due after 1 month but within 6 months                            31,704            28,877            24,353            20,807
---------------------------------------------------------------------------------------------------------------------------------
    Due after 6 months                                                  312               268               306                80
---------------------------------------------------------------------------------------------------------------------------------
                                                                     76,210            54,589            47,910            42,726
---------------------------------------------------------------------------------------------------------------------------------

31  ACCRUED EXPENSES AND OTHER PAYABLES

                                                                          The Group                          The Company
                                                                       2005              2004              2005              2004
                                                               RMB millions      RMB millions      RMB millions      RMB millions
    Amounts due to Sinopec Group Company and fellow
      subsidiaries                                                    7,144            10,897             4,538             7,336
---------------------------------------------------------------------------------------------------------------------------------
    Amounts due to subsidiaries                                          --                --             7,032            15,010
---------------------------------------------------------------------------------------------------------------------------------
    Accrued expenditures                                             19,566            17,213            13,984            11,801
---------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                       3,090             3,717             1,415             2,079
---------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                              12,368             7,387             9,133             5,013
---------------------------------------------------------------------------------------------------------------------------------
    Advances from third parties                                       1,226             1,009             1,100               961
---------------------------------------------------------------------------------------------------------------------------------
    Others                                                            4,773             5,053             3,357             3,365
---------------------------------------------------------------------------------------------------------------------------------
                                                                     48,167            45,276            40,559            45,565
---------------------------------------------------------------------------------------------------------------------------------

32  SHARE CAPITAL

                                                                                              The Group and the Company
                                                                                                   2005              2004
                                                                                           RMB millions      RMB millions
    Registered, issued and fully paid
--------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                67,122            67,122
--------------------------------------------------------------------------------------------------------------------------
    16,780,488,000 overseas listed H shares of RMB 1.00 each                                     16,780            16,780
--------------------------------------------------------------------------------------------------------------------------
    2,800,000,000 domestic listed A shares of RMB 1.00 each                                       2,800             2,800
--------------------------------------------------------------------------------------------------------------------------
                                                                                                 86,702            86,702
--------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than
    19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material aspects.

33  RESERVES


                                                                            The Group                          The Company
                                                                         2005              2004              2005             2004
                                                                 RMB millions      RMB millions      RMB millions     RMB millions
                                                                                                                        (Restated)
    Capital reserve
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January                                                      (19,217)         (18,960)           13,672           13,672
-----------------------------------------------------------------------------------------------------------------------------------
    Revaluation surplus of Petrochemical and Catalyst Assets               --             (257)               --               --
-----------------------------------------------------------------------------------------------------------------------------------
    At 31 December                                                    (19,217)         (19,217)           13,672           13,672
-----------------------------------------------------------------------------------------------------------------------------------
    Share premium
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January/31 December                                           18,072           18,072            18,072           18,072
-----------------------------------------------------------------------------------------------------------------------------------
    Revaluation reserve
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January                                                       27,998           30,341               --                --
-----------------------------------------------------------------------------------------------------------------------------------
    Revaluation surplus of Petrochemical and Catalyst Assets               --              257               --                --
-----------------------------------------------------------------------------------------------------------------------------------
    Impairment losses on revalued assets                                   --             (709)              --                --
-----------------------------------------------------------------------------------------------------------------------------------
    Revaluation surplus realised                                       (1,656)          (1,891)              --                --
-----------------------------------------------------------------------------------------------------------------------------------
    At 31 December                                                     26,342           27,998               --                --
-----------------------------------------------------------------------------------------------------------------------------------
    Statutory surplus reserve
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January                                                        9,558            6,330             9,558             6,330
-----------------------------------------------------------------------------------------------------------------------------------
    Appropriation                                                       3,956            3,228             3,956             3,228
-----------------------------------------------------------------------------------------------------------------------------------
    At 31 December                                                     13,514            9,558            13,514             9,558
-----------------------------------------------------------------------------------------------------------------------------------
    Statutory public welfare fund
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January                                                        9,558            6,330             9,558             6,330
-----------------------------------------------------------------------------------------------------------------------------------
    Appropriation                                                       3,956            3,228             3,956             3,228
-----------------------------------------------------------------------------------------------------------------------------------
___________________________________________________________________________________________________________________________________
    At 31 December                                                     13,514            9,558            13,514             9,558
-----------------------------------------------------------------------------------------------------------------------------------
    Discretionary surplus reserve
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January/31 December                                            7,000            7,000             7,000             7,000
-----------------------------------------------------------------------------------------------------------------------------------
    Other reserves
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January                                                          247            3,868               247             3,868
-----------------------------------------------------------------------------------------------------------------------------------
    Revaluation surplus of Petrochemical and Catalyst Assets               --              257                --               257
-----------------------------------------------------------------------------------------------------------------------------------
    Realisation of deferred tax on land use rights                         (5)              (5)               (5)               (5)
-----------------------------------------------------------------------------------------------------------------------------------
    Transfer from retained earnings to other reserves                      --            1,499                --             1,499
-----------------------------------------------------------------------------------------------------------------------------------
    Net assets distributed to Sinopec Group Company                        --           (2,244)               --            (2,244)
-----------------------------------------------------------------------------------------------------------------------------------
    Consideration for Acquisition of Petrochemical and
      Catalyst Assets                                                      --           (3,128)               --            (3,128)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
    At 31 December                                                        242              247               242               247
-----------------------------------------------------------------------------------------------------------------------------------
    Retained earnings
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January                                                       53,122           31,832            (4,211)            1,511
-----------------------------------------------------------------------------------------------------------------------------------
    Profit for the year attributable to equity shareholders
      of the Company                                                   40,920           36,019            43,113            10,898
-----------------------------------------------------------------------------------------------------------------------------------
    Final dividend for 2003 (Note 16)                                      --           (5,202)               --            (5,202)
-----------------------------------------------------------------------------------------------------------------------------------
    Interim dividend for 2004 (Note 16)                                    --           (3,468)               --            (3,468)
-----------------------------------------------------------------------------------------------------------------------------------
    Final dividend for 2004 (Note 16)                                  (6,936)              --            (6,936)               --
-----------------------------------------------------------------------------------------------------------------------------------
    Interim dividend for 2005 (Note 16)                                (3,468)              --            (3,468)               --
-----------------------------------------------------------------------------------------------------------------------------------
    Appropriation                                                      (7,912)          (6,456)           (7,912)           (6,456)
-----------------------------------------------------------------------------------------------------------------------------------
    Revaluation surplus realised                                        1,656            1,891                --                --
-----------------------------------------------------------------------------------------------------------------------------------
    Realisation of deferred tax on land use rights                          5                5                 5                 5
-----------------------------------------------------------------------------------------------------------------------------------
    Transfer from retained earnings to other reserves                      --           (1,499)               --            (1,499)
-----------------------------------------------------------------------------------------------------------------------------------
    At 31 December                                                     77,387           53,122            20,591            (4,211)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      136,854          106,338            86,605            53,896
-----------------------------------------------------------------------------------------------------------------------------------

34  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2005 and 2004, the future minimum lease payments under operating leases are as follows:

                                                                         The Group                          The Company
                                                                      2005              2004              2005              2004
                                                              RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                                  3,593             3,452             3,424             3,272
---------------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                        3,442             3,343             3,363             3,237
----------------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                      3,388             3,278             3,319             3,213
----------------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                     3,357             3,245             3,292             3,188
----------------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                      3,353             3,225             3,290             3,170
----------------------------------------------------------------------------------------------------------------------------------
    Thereafter                                                      95,176            97,527            93,601            95,968
----------------------------------------------------------------------------------------------------------------------------------
                                                                   112,309           114,070           110,289           112,048
----------------------------------------------------------------------------------------------------------------------------------

    Capital commitments
    At 31 December 2005 and 2004, capital commitments are as follows:

                                                                                                        2005              2004
                                                                                                RMB millions      RMB millions
    The Group
----------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                     71,666            43,001
----------------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                                 84,213            60,173
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     155,879           103,174
----------------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
----------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                      2,160             3,157
----------------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                                     60             2,088
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       2,220             5,245
----------------------------------------------------------------------------------------------------------------------------------
    The Company
----------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                     55,496            28,143
    Authorised but not contracted for                                                                 45,938            37,619
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     101,434            65,762
----------------------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interest in associates.

    Exploration and production licenses

    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were RMB 208 million for the year ended 31 December 2005 (2004: RMB 189 million).

    Estimated future annual payments are as follows:

                                                                      The Group                          The Company
                                                                   2005              2004              2005              2004
                                                           RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                                 107                90                74                60
-----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                       112               120                81                85
    Between two and three years                                      59                75                49                47
    Between three and four years                                     67                67                58                55
    Between four and five years                                      56                74                49                64
    Thereafter                                                      239               279               108               143
-----------------------------------------------------------------------------------------------------------------------------
                                                                    640               705               419               454
-----------------------------------------------------------------------------------------------------------------------------

    Contingent liabilities

    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 31 December 2005 and 2004, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:


                                                                         The Group                          The Company
                                                                      2005              2004              2005              2004
                                                              RMB millions      RMB millions      RMB millions      RMB millions
       Subsidiaries                                                     --                --             2,583             2,656
--------------------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                       79             4,828            11,986            12,059
--------------------------------------------------------------------------------------------------------------------------------
                                                                        79             4,828            14,569            14,715
--------------------------------------------------------------------------------------------------------------------------------

       The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2005 and 2004, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group's obligation under these guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 493 million for the year ended 31 December 2005 (2004: RMB 248 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

35  RELATED PARTY TRANSACTIONS
    Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the group or of any entity that is a related party of the Group.

    (a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

       The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:


                                                                                 Note                     2005              2004
                                                                                                  RMB millions      RMB millions
       Sales of goods                                                             (i)                   95,123            63,507
-----------------------------------------------------------------------------------------------------------------------------
       Purchases                                                                 (ii)                   48,454            36,828
       Transportation and storage                                                (iii)                   1,959             2,003
       Exploration and development services                                      (iv)                   17,001            14,446
       Production related services                                                (v)                   10,653             9,036
       Ancillary and social services                                             (vi)                    1,790             1,740
       Operating lease charges                                                   (vii)                   3,213             3,297
       Agency commission income                                                 (viii)                      48                41
       Intellectual property license fee paid                                    (ix)                        9                10
       Interest received                                                          (x)                       52                59
       Interest paid                                                             (xi)                      994               622
       Net deposits (withdrawn from)/placed with related parties                 (xii)                     (82)              340
       Net loans (repaid to)/obtained from related parties                      (xiii)                  (4,714)            1,575


       The amounts set out in the table above in respect of the years ended 31 December 2005 and 2004 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

       At 31 December 2005 and 2004, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates are disclosed in Note 34.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

       Notes:

       (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

       (ii) Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

       (a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

             (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

             (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

            (vii) Operating lease charges represent the rental paid to Sinopec
                  Group Company for operating leases in respect of land, buildings and equipment.

           (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

             (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses, trademarks, patents, technology and computer software.

             (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2005 was RMB 4,589 million (2004: RMB 4,671 million).

             (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

            (xii) Deposits were withdrawn from/placed with Sinopec Finance
                  Company Limited.

           (xiii) The Group repaid loans to/obtained loans from Sinopec Group Company and Sinopec Finance Company Limited.

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

        (a) The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

          |  the government-prescribed price;

          | where there is no government-prescribed price, the government-guidance price;

          | where there is neither a government-prescribed price nor a government-guidance price, the market price; or

          | where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

        (b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

        (c) The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,557 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings and the amount should not exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

        (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

        (e) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

       As discussed in Note 1, pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Group acquired the equity interests of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants from Sinopec Group Company for a total consideration payable of RMB 3,128 million. In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company, including certain property, plant and equipment with net book value of RMB 1,883 million, for a total consideration payable of RMB 2,232 million. In connection with these acquisitions, the Group disposed of certain property, plant and equipment, with net book value of RMB 1,857 million, and certain other assets and liabilities, related to its oilfield downhole operation (the "Downhole Assets") to Sinopec Group Company for a total consideration receivable of RMB 1,712 million, which approximated the net carrying value of the assets and liabilities, resulting in a net cash consideration of RMB 3,648 million payable to Sinopec Group Company. The consideration was fully paid during the year ended 31 December 2005.

        (a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued) Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in respective accounts caption are summarised as follows:

                                                                                                           2005              2004
                                                                                                   RMB millions      RMB millions
       Trade accounts receivable                                                                          4,126             2,438
---------------------------------------------------------------------------------------------------------------------------------
       Prepaid expenses and other current assets                                                          3,493             5,893
---------------------------------------------------------------------------------------------------------------------------------
       Total amounts due from Sinopec Group Company and fellow subsidiaries,
       associates and jointly controlled entities                                                         7,619             8,331
---------------------------------------------------------------------------------------------------------------------------------
       Trade accounts payable                                                                             3,005             1,527
---------------------------------------------------------------------------------------------------------------------------------
       Accrued expenses and other payables                                                                7,144            10,897
       Short-term loans and current portion of long-term loans from
       Sinopec Group Company and fellow subsidiaries                                                        832             8,714
---------------------------------------------------------------------------------------------------------------------------------
       Long-term loans excluding current portion from Sinopec Group Company and
         fellow subsidiaries                                                                             39,933            36,765
---------------------------------------------------------------------------------------------------------------------------------
       Total amounts due to Sinopec Group Company and fellow subsidiaries,
       associates and jointly controlled entities                                                        50,914            57,903
---------------------------------------------------------------------------------------------------------------------------------

       Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 29.

       As at and for the year ended 31 December 2005, no impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

   (b) Key management personnel emoluments
       Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:


                                                                                                       2005              2004
                                                                                                   RMB '000          RMB '000
       Short-term employee benefits                                                                   2,868             3,997
-----------------------------------------------------------------------------------------------------------------------------
       Retirement scheme contributions                                                                  115               202
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      2,983             4,199
-----------------------------------------------------------------------------------------------------------------------------

       Total emoluments are included in "personnel expenses" as disclosed in
Note 7.

       Key management personnel also participate in the Group's share appreciation rights plan (Note 36).

    (c)Contributions to defined contribution retirement plans The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in Note 36. As at 31 December 2005, there was no material outstanding contribution to post-employment benefit plans.

    (d)Transactions with other state-owned entities in the PRC The Group is a state-owned entity and operates in an economic regime currently predominated by state-owned entities. Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group conducts a majority of its business activities with entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as "state-owned entities") in the ordinary course of business. These transactions, which include sales and purchase of goods and ancillary materials, rendering and receiving services, lease of assets, purchase of property, plant and equipment and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-owned entities and have been reflected in the financial statements. The Group believes that it has provided meaningful disclosure of related party transactions as summarised above.

36  EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2005 were RMB 2,269 million (2004: RMB 2,242 million).

    The Company implemented a share appreciation rights plan for members of its management, including the key management personnel, in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

    Under the plan, all share appreciation rights have an exercise period of five years. A recipient of share appreciation rights may not exercise the rights in the first 3 years after the date of grant. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 30%, 70% and 100%, respectively, of the total share appreciation rights granted to such person.

    During the year ended 31 December 2003, the Company granted 258.6 million share appreciation right units to eligible employees accordingly. No share appreciation rights were granted during the years ended 31 December 2004 and 2005.

    The exercise price of share appreciation rights initially granted is the initial public offering price of the Company's H shares. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB , translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and average market price of the Company's H shares for the exercise period based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

    The Company recognises compensation expense of the share appreciation rights over the applicable vesting period. For the year ended 31 December 2005, compensation expense recognised was RMB 19 million (2004: RMB 150 million). As at 31 December 2005, the carrying amount of liability arising from share appreciation rights was RMB 289 million (2004: RMB 270 million).

37  SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are charged for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                                                         2005              2004
                                                                                                 RMB millions      RMB millions
    Turnover
--------------------------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                                  19,862            15,970
--------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                             84,423            60,053
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      104,285            76,023
--------------------------------------------------------------------------------------------------------------------------------
    Refining
--------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                  82,810            63,388
--------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                            386,456           289,699
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      469,266           353,087
--------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
--------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                 459,292           342,840
--------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                              3,172             2,831
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      462,464           345,671
--------------------------------------------------------------------------------------------------------------------------------
    Chemicals
--------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                 160,783           126,013
--------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                             12,199            12,510
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      172,982           138,523
--------------------------------------------------------------------------------------------------------------------------------
    Corporate and others
--------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                  76,368            48,986
--------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                             44,897            32,046
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      121,265            81,032
--------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                               (531,147)         (397,139)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                                          799,115           597,197
--------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues
--------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                         10,745             9,283
    Refining                                                                                            5,421             5,186
    Marketing and distribution                                                                          1,358               755
    Chemicals                                                                                           5,841             6,170
    Corporate and others                                                                                  637             1,192
--------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                                           24,002            22,586
--------------------------------------------------------------------------------------------------------------------------------
    Other income
--------------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                            9,415                --
--------------------------------------------------------------------------------------------------------------------------------
    Total other income                                                                                  9,415                --
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      832,532           619,783
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                         2005              2004
                                                                                                 RMB millions      RMB millions
    Result
--------------------------------------------------------------------------------------------------------------------------------
    Operating profit
    By segment
       - Exploration and production                                                                    46,871            25,614
--------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                      (3,505)            5,943
       - Marketing and distribution                                                                    10,350            14,716
       - Chemicals                                                                                     14,296            18,721
       - Corporate and others                                                                          (1,198)           (1,925)
--------------------------------------------------------------------------------------------------------------------------------
    Total operating profit                                                                             66,814            63,069
--------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates
--------------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                       326               447
--------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                          23                58
       - Marketing and distribution                                                                       241               302
       - Chemicals                                                                                          1              (164)
       - Corporate and others                                                                             266               154
--------------------------------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from associates                                                857               797
--------------------------------------------------------------------------------------------------------------------------------
    Finance costs
--------------------------------------------------------------------------------------------------------------------------------
       Interest expense                                                                                (5,920)           (4,583)
--------------------------------------------------------------------------------------------------------------------------------
       Interest income                                                                                    382               374
       Foreign exchange losses                                                                            (79)             (223)
       Foreign exchange gains                                                                             996                61
--------------------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                                                  (4,621)           (4,371)
--------------------------------------------------------------------------------------------------------------------------------
    Investment income                                                                                     178               111

--------------------------------------------------------------------------------------------------------------------------------
    Profit before taxation                                                                             63,228            59,606
--------------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                                          (19,388)          (17,815)
--------------------------------------------------------------------------------------------------------------------------------
    Profit for the year                                                                                43,840            41,791
--------------------------------------------------------------------------------------------------------------------------------

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Interest in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in Note
    22. Additions to long-lived assets by operating segment are included in Notes 18 and 19.

                                                                                                          2005              2004
                                                                                                  RMB millions      RMB millions
    Assets
---------------------------------------------------------------------------------------------------------------------------------
    Segment assets
       - Exploration and production                                                                    123,631           110,509
---------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                      135,731           111,878
       - Marketing and distribution                                                                    102,935            93,722
       - Chemicals                                                                                     115,942           105,032
       - Corporate and others                                                                           20,570            17,574
---------------------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                               498,809           438,715
---------------------------------------------------------------------------------------------------------------------------------
    Interests in associates
---------------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                      1,494             1,396
---------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                          521               314
       - Marketing and distribution                                                                      4,298             2,410
       - Chemicals                                                                                       1,092             4,315
       - Corporate and others                                                                            1,812             1,787
    Aggregate interests in associates                                                                    9,217            10,222
---------------------------------------------------------------------------------------------------------------------------------

    Unallocated assets                                                                                  29,295            25,657
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                       537,321           474,594
---------------------------------------------------------------------------------------------------------------------------------
    Liabilities
---------------------------------------------------------------------------------------------------------------------------------
    Segment liabilities
       - Exploration and production                                                                     18,882            16,241
---------------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                       26,486            28,130
       - Marketing and distribution                                                                     23,713            23,419
       - Chemicals                                                                                      19,442            16,528
       - Corporate and others                                                                           35,855            15,547
---------------------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                          124,378            99,865
---------------------------------------------------------------------------------------------------------------------------------
    Unallocated liabilities                                                                            159,947           150,643
---------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                  284,325           250,508
---------------------------------------------------------------------------------------------------------------------------------

    Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

                                                                                                          2005              2004
                                                                                                  RMB millions      RMB millions
    Capital expenditure
---------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                          23,095            21,234
    Refining                                                                                            14,127            14,272
    Marketing and distribution                                                                          10,954            16,678
    Chemicals                                                                                            9,386            11,025
    Corporate and others                                                                                 1,164             1,550
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        58,726            64,759
---------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure of jointly controlled entities
---------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                             772             1,323
    Chemicals                                                                                            1,830             5,178
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2,602             6,501
---------------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation
---------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                          10,915            12,066
    Refining                                                                                             7,053             7,730
    Marketing and distribution                                                                           3,026             2,759
    Chemicals                                                                                            9,697             9,325
    Corporate and others                                                                                   722               462
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        31,413            32,342
---------------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets recognised in income statement
---------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                              60                98
    Refining                                                                                                 --               14
    Marketing and distribution                                                                             366             1,769
    Chemicals                                                                                            1,425             2,038
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1,851             3,919
---------------------------------------------------------------------------------------------------------------------------------
    Impairment losses on revalued long-lived assets recognised in equity attributable to equity shareholders of the Company
---------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                                --              709
---------------------------------------------------------------------------------------------------------------------------------

38  PRINCIPAL SUBSIDIARIES
    At 31 December 2005, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

                                                                               Percentage of equity
                                             Particulars of       Type of                 held by the
                                                     issued         legal   held by the     Company's
    Name of company                                 capital        entity       Company    subsidiary   Principal activities
                                                 (millions)                           %             %

    China Petrochemical International             RMB 1,704       Limited        100.00             --   Trading of crude oil and
       Company Limited                                            company                                petrochemical products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanshan Petrochemical         RMB 3,404       Limited        100.00             --   Manufacturing of chemical
    Company Limited ("Beijing Yanhua") (i)                        company                                products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                 RMB 1,700       Limited        100.00             --   Marketing and distribution
                                                                  company                                of refined petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited     RMB 29,000       Limited        100.00             --   Exploration and
                                                                  company                                production of
                                                                                                         crude oil and natural gas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical                  RMB 2,253       Limited         50.00             --   Manufacturing of plastics,
       Company Limited (ii)                                       company                                intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                    RMB 1,950       Limited         82.05             --   Manufacturing of
      Company Limited                                            company                                 intermediate
                                                                                                         petrochemical products and
                                                                                                         petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                RMB 7,200       Limited         55.56             --   Manufacturing of synthetic
       Company Limited                                            company                                fibres, resin and plastics,
                                                                                                         intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-                RMB 1,154       Limited         79.73             --   Manufacturing of
       Chemical Company Limited                                   company                                intermediate
                                                                                                         petrochemical products and
                                                                                                         petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited                HK$ 104       Limited             --         72.40   Trading of crude oil and
                                                                  company                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group                   RMB 147       Limited         46.25             --   Marketing and
                                                                                                         distribution of
                                                                                                         refined petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix                           RMB 519       Limited         40.72             --   Manufacturing of
      Company Limited (ii)                                       company                                 petrochemical products and
                                                                                                         petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical                  RMB 2,330       Limited         84.98             --   Manufacturing of
      Company Limited                                             company                                intermediate petrochemical
                                                                                                         products and
                                                                                                         petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre                RMB 4,000       Limited         42.00             --   Production and sale of
      Company Limited (ii)                                        company                                polyester chips and
                                                                                                         polyester fibres
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and                  RMB 2,524       Limited         71.32             --   Manufacturing of
       Chemical Company Limited                                   company                                intermediate
                                                                                                         petrochemical products and
                                                                                                         petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum                     RMB 875       Limited         70.85             --   Exploration and
       Company Limited                                            company                                production of
                                                                                                         crude oil and natural gas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petrochemical               RMB 2,400       Limited         93.51             --   Manufacturing of chemical
       Company Limited                                            company                                products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shell (Jiangsu) Petroleum               RMB 830       Limited         60.00             --   Marketing and distribution
       Marketing Company Limited                                  company                                of refined petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    BP Sinopec (Zhejiang) Petroleum                 RMB 800       Limited         60.00             --   Marketing and distribution
       Company Limited                                            company                                of refined petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qingdao Refining and                    RMB 800       Limited         85.00             --   Manufacturing of
       Chemical Company Limited                                   company                                intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i) During the year ended 31 December 2005, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Beijing Yanhua from minority interests at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) was recorded as goodwill, amounting to RMB 1,157 million, which is included in long-term prepayments and other assets.

    (ii) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

39  FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 31 December 2005 and 2004.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for bad and doubtful debts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    With the authorisation from the PRC government, the People's Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on 21 July 2005. The exchange rate of US dollars against RMB was adjusted to 8.11 yuan per US dollar with effect from the time of 19:00 hours on 21 July 2005.

    Other than the amounts as disclosed in Note 29, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 29.

    Fair values
    The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2005 and 2004:


                                                                                            2005              2004
                                                                                    RMB millions      RMB millions
    Carrying amount                                                                       82,157            73,120
------------------------------------------------------------------------------------------------------------------
    Fair value                                                                            82,161            73,263

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments are unlisted equity securities, and are individually and in the aggregate not material to the Group's financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

40  MAJOR DOMESTIC SUPPLIERS
    The Group's major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries ("CNPC Group") and China National Offshore Oil Corporation and its subsidiaries ("CNOOC Group"). Failure in negotiating another contract with another key supplier at similar terms and costs could have a severe and significant impact on the Group's results of operations.

    The following table presents the aggregate amount of crude oil purchased by refining segment and refined petroleum products purchased by marketing and distribution segment from CNPC Group and the amount of crude oil purchased by refining segment from CNOOC Group during the years ended 31 December 2005 and 2004:

                                                                                                  2005              2004
                                                                                          RMB millions      RMB millions
    CNPC Group                                                                                  44,814            30,214
---------------------------------------------------------------------------------------------------------------------
    CNOOC Group                                                                                 14,143            11,438

41  ACCOUNTING ESTIMATES AND JUDGEMENTS
    The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

    The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

    Oil and gas properties and reserves
    The accounting for the exploration and production's oil and gas activities is subject to accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

    Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

    Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties' capitalised costs are amortised based on the units of oil or gas produced.

    Impairment for long-lived assets
    If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

    Depreciation
    Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

    Impairment for bad and doubtful debts
    The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

42 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2005 Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2005 and which have not been adopted in these financial statements:


                                                                                                      Effective for accounting
                                                                                                  period beginning on or after
    IFRS 6, Exploration for and evaluation of mineral resources                                                 1 January 2006
------------------------------------------------------------------------------------------------------------------------------
    IFRS 7, Financial instruments: disclosures                                                                  1 January 2007
    IFRIC 4, Determining whether an arrangement contains a lease                                                1 January 2006
    IFRIC 5, Rights to interests arising from decommissioning, restoration environmental
             rehabilitation funds                                                                               1 January 2006
    IFRIC 6, Liabilities arising from participating in a specific market - Waste electrical
             and electronic equipment                                                                          1 December 2005
    IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in
             hyperinflationary economies                                                                          1 March 2006
    IFRIC 8, Scope of IFRS 2                                                                                        1 May 2006
    IFRIC 9, Reassessment of Embedded Derivatives                                                                  1 June 2006
    Amendment to IAS 1, Presentation of financial statements: capital disclosures                               1 January 2007
    Amendment to IAS 19, Employee benefits - Actuarial Gains and Losses, Group Plans
             and Disclosures                                                                                    1 January 2006
    Amendment to IAS 21, Net investment in a foreign operation                                                  1 January 2006
    Amendments to IAS 39, Financial instruments: Recognition and measurement:
       - Cash flow hedge accounting of forecast intragroup transactions                                         1 January 2006
------------------------------------------------------------------------------------------------------------------------------
       - The fair value option                                                                                  1 January 2006
       - Financial guarantee contracts                                                                          1 January 2006
    Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards                    1 January 2006
------------------------------------------------------------------------------------------------------------------------------

    The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these financial statements, the Group believes that the adoption of IFRIC 4, IFRIC 5, IFRIC6, IFRIC 7, IFRIC 8, IFRIC 9 and the amendments to IAS 19, IAS 21 and IFRS 1 are not applicable to any of the Group's operations and that the adoption of the remainder of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

43  CHANGES IN PRINCIPAL ACCOUNTING POLICIES
    The IASB has issued a number of new and revised IFRS that are effective for accounting periods beginning on or after 1 January 2005.

    The accounting policies of the Group after the adoption of these new and revised IFRS have been summarised in Note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

    (a) Minority interests (IAS 1 "Presentation of financial statements" and IAS 27 "Consolidated and separate financial statements") In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated statement of income as a deduction before arriving at the profit attributable to shareholders.

       With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new accounting policy, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to equity shareholders of the Company, and minority interests in the results of the Group for the year to be presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and equity shareholders of the Company. The presentations of minority interests in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity for the comparative period have been restated accordingly.

    (b)Accounting for investments in subsidiaries, associates and jointly controlled entities (IAS 27 "Consolidated and separate financial statements", IAS 28 "Investments in associates" and IAS 31 "Interests in joint ventures") In prior years, in the balance sheet of the Company investments in subsidiaries, associates and jointly controlled entities are accounted for using the equity method.

       With effect from 1 January 2005, in order to comply with IAS 27, IAS 28 and IAS 31, investments in subsidiaries, associates and jointly controlled entities are accounted for using the cost method. Investments in subsidiaries, interest in associates, interest in jointly controlled entities and reserves balance in the balance sheet of the Company for the comparative period has been restated accordingly. There was no impact to the Group's consolidated financial statements.

       The following table discloses the adjustments that have been made in accordance with IAS 27, IAS 28 and IAS 31 to each of the line items in the balance sheet of the Company as previously reported as at 31 December 2004.

                                                                                           Effect on new
                                                                                     accounting policies
                                                                             2004             (increase/
                                                                   (as previously             (decrease)        2004
                                                                     reported)            in net assets)    (as restated)
                                                                    RMB millions           RMB millions     RMB millions

       Investments in subsidiaries                                        118,451           (51,521)           66,930
       Interest in associates                                               7,540            (1,116)            6,424
       Interest in jointly controlled entities                              3,568               195             3,763
       Reserves                                                           106,338           (52,442)           53,896


    (c) Related party disclosures (IAS 24 "Related party disclosures") The definition of related parties under IAS 24 as disclosed in Note 35 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

        With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post-retirement benefit plans.

    (d) Property, Plant and Equipment (IAS 16 "Property, Plant and Equipment") With effect from 1 January 2005, IAS 16 requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and derecognise the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 also requires an entity to include the costs of dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of that item of property, plant and equipment. The change in accounting policy relating to these new requirements of IAS 16 did not have a material impact on the Group's financial statements.

44  POST BALANCE SHEET EVENT
    On 12 November 2005, the Group announced its proposal to acquire all of the equity interests which the Group does not own of Sinopec Zhenhai Refining & Chemical Company Limited ("Zhenhai"), a non-wholly owned subsidiary in which the Group holds approximately 71.3% of the equity interests. According to the proposal, the Group will acquire the entire 723,754,468 H shares, representing approximately 28.7% of the issued share capital of Zhenhai at HK$ 10.60 per share. The total consideration required to be paid by the Group is approximately HK$ 7,762 million which will be settled in cash. Pursuant to the resolution passed in the Special General Meeting of Zhenhai on 12 January 2006, the shareholders of H shares in Zhenhai agreed to dispose of and sell their shares in Zhenhai to the Group at the above mentioned price.

    On 15 February 2006, the Group announced its proposals to acquire all of the equity interests which the Group does not own of Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited and Sinopec Shengli Oilfield Dynamic Company Limited, being non-wholly owned subsidiaries and an associate in which the Group holds approximately 82%, 85%, 71% and 26% of the equity interests, respectively. According to the proposals, the Group will acquire the entire shares not held by the Group in Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited and Sinopec Shengli Oilfield Dynamic Company Limited. The total consideration required to be paid by the Group is approximately RMB 14,247 million which will be settled in cash. On 6 March 2006, these proposals were approved by the relevant PRC governmental and regulatory body.

45  COMPARATIVE FIGURES
    Certain comparative figures have been adjusted as a result of the changes in accounting policies. Further details are disclosed in Note 43.

46  PARENT AND ULTIMATE HOLDING COMPANY
    The directors consider the parent and ultimate holding company of the Group as at 31 December 2005 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

  (i)   Depreciation of oil and gas properties
        Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

  (ii)  Capitalisation of general borrowing costs
        Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are capitalised as part of the cost of property, plant and equipment. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

  (iii) Pre-operating expenditures
        Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and charged to the income statement when operations commence. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

  (iv)  Equity investment differences
        Under the PRC Accounting Rules and Regulations, equity investment difference, being the excess of the initial investment cost over the investor's share of equity of the investee enterprise, is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or less than ten years if the investment period is not specified in the agreement.

        Under IFRS, goodwill, being the excess of the cost of the business combination over the investor's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstance indicate that it might be impaired.

    (v) Unrecognised losses of subsidiaries

        Under the PRC Accounting Rules and Regulations, the results of subsidiaries are included in the Group's consolidated income statement to the extent that the subsidiaries' accumulated losses do not result in their carrying amount being reduced below zero. Further losses are debited to a separate reserve in the shareholders' funds. Any profits earned by the subsidiaries subsequently are firstly credited to this reserve before being included in the Group's consolidated income statement to the extent that the aggregate amounts credited do not exceed the accumulated losses debited to this reserve previously for that same subsidiary.

        Under IFRS, the results of subsidiaries are included in the Group's consolidated income statement from the date that control effectively commences until the date that control effectively ceases.

   (vi) Acquisitions of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants Under the PRC Accounting Rules and Regulations, the acquisitions of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants (the "Acquisitions") are accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years. The costs of acquiring Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants approximated the fair value of the net assets acquired.

        Under IFRS, as the Group, Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisitions are considered "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisitions have been restated to include the financial condition and results of operations of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants on a combined basis. The considerations paid by the Group are treated as equity transactions.

   (vii) Revaluation of land use rights

        Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

 (viii) Government grant
        Under the PRC Accounting Rules and Regulations, government grants relating to the purchase of equipment used for technology improvements should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long-term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as an income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

  (ix)  Impairment losses on revalued assets
        Under the PRC Accounting Rules and Regulations, impairment losses on property, plant and equipment are recognised as an expense in the income statement. Under IFRS, impairment loss on a revalued asset is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

(x) Disposal of oil and gas properties

    Under the PRC Accounting Rules and Regulations, gains and losses arising from the retirement or disposal of an individual item of oil and gas properties are recognised as an income or expense in the income statement and are measured as the difference between the estimated net disposal proceeds and the carrying amount of the asset.

    Under IFRS, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The costs of the asset abandoned or retired are charged to accumulated depreciation with the proceeds received on disposals credited to the carrying amounts of oil and gas properties.

(xi) Minority interests
    Under the PRC Accounting Rules and Regulations, minority interests at the balance sheet date are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as deduction before arriving at the net profit.

    Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the Company.

    Effects of major differences between the net profit under the PRC Accounting Rules and Regulations and the profit for the year under IFRS are analysed as follows:


                                                                                     Note               2005              2004
                                                                                                RMB millions      RMB millions
    Net profit under the PRC Accounting Rules and Regulations                                         39,558            32,275

    Adjustments:
       Depreciation of oil and gas properties                                          (i)               751               761
       Capitalisation of general borrowing costs, net of depreciation effect          (ii)               507               480
       Pre-operating expenditures                                                     (iii)              435              (288)
       Equity investment differences                                                  (iv)               200                --
       Unrecognised losses of subsidiaries                                             (v)               119              (531)
       Acquisition of Sinopec National Star                                           (vi)               117               117
       Acquisitions of Tianjin Petrochemical, Luoyang Petrochemical,
          Zhongyuan Petrochemical and Catalyst Plants                                 (vi)                --             2,119
       Reduced amortisation on revaluation of land use rights                         (vii)               24                19
       Reduced depreciation on government grants                                     (viii)                4                 3
       Impairment losses on revalued assets                                           (ix)                --               709
       Disposal of oil and gas properties, net of depreciation effect                  (x)              (310)            2,110
       Effects of the above adjustments on taxation                                                     (485)           (1,755)
       Minority interests                                                             (xi)             2,920             5,772
    Profit for the year under IFRS*                                                                   43,840            41,791

    Effects of major differences between the shareholders' funds under the PRC
    Accounting Rules and Regulations and the total equity under IFRS are analysed as follows:

                                                                                    Note                2005              2004
                                                                                                RMB millions      RMB millions
    Shareholders' funds under the PRC Accounting Rules and Regulations                               215,623           186,350
    Adjustments:
       Depreciation of oil and gas properties                                        (i)              12,233            11,482
       Capitalisation of general borrowing costs                                    (ii)               2,112             1,605
       Pre-operating expenditures                                                   (iii)                (22)             (457)
       Equity investment differences                                                (iv)                 200                --
       Acquisition of Sinopec National Star                                         (vi)              (2,578)           (2,695)
       Revaluation of land use rights                                               (vii)               (953)             (977)
       Government grants                                                           (viii)               (588)             (592)
       Disposal of oil and gas properties                                            (x)               3,060             3,370
       Effects of the above adjustments on taxation                                                   (5,531)           (5,046)
       Minority interests                                                           (xi)              29,440            31,046
--------------------------------------------------------------------------------------------------------------------------------
    Total equity under IFRS*                                                                         252,996           224,086
--------------------------------------------------------------------------------------------------------------------------------

   *  The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.


(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is included as supplemental information, is unaudited, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures.

(a) Foreign exchange gains and losses

    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings. For the years presented herein, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 241 million (2004: RMB 295 million) as of 31 December 2005.

(b) Capitalisation of property, plant and equipment

    In the years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalisation of interest and pre-production results and the US GAAP adjustments represent the amortisation effect of such originating adjustments described above. The amounts were fully amortised as of 31 December 2004. Accordingly, there was no difference in the carrying amount of property, plant and equipment under IFRS and US GAAP as of 31 December 2005 and 2004.

(c) Revaluation of property, plant and equipment

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets were revalued at 31 December 2000, 30 June 2003, 31 October 2003 and 30 June 2004, respectively, in connection with the Acquisitions. Under IFRS, such revaluations result in an increase in equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

    Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in equity.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

    Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 1,838 million (2004:
    RMB 7,692 million) as of 31 December 2005.

(d) Exchange of assets

    During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. For the years presented herein, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 509 million (2004: RMB 532 million) as of 31 December 2005.

(e) Reversal of impairment of long-lived assets

    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's fair value less costs to sell and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the difference between the asset's carrying value and the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    For the years presented herein, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 456 million (2004: RMB 532 million) as of 31 December 2005.

(f) Capitalised interest on investment in associates

    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin. Accordingly, the carrying amount of the interest in associates under IFRS was lower than the amount under US GAAP by RMB 486 million (2004: RMB 526 million) as of 31 December 2005.

(g) Goodwill

    Under IFRS, with reference to IFRS 3, "Business Combination", goodwill arising from a business combination for which the agreement date is on or after 31 March 2004 is not amortised, or goodwill arising from a business combination for which the agreement date was before 31 March 2004 is no longer amortised from the first annual reporting period beginning on or after 31 March 2004. Instead, goodwill is tested for impairment annually.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortised beginning 1 January 2002. Instead, goodwill is reviewed for impairment upon adoption of SFAS No.142 and annually thereafter.

    As a result, there is no difference in respect of goodwill amortisation effective 1 January 2005. Accordingly, the carrying amount of the goodwill under IFRS was lower than the amount under US GAAP by RMB 43 million (2004:
    RMB 43 million) as of 31 December 2005.

(h) Presentation of minority interests

    Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the profit for the year between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as deduction before arriving at the net income.

(i) Companies included in consolidation

    Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and proportionately consolidates jointly controlled entities in which the Group has joint control with other venturers. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated nor proportionately consolidated, but rather be accounted for under the equity method. Accordingly, certain of the Group's subsidiaries, of which the Group owns between 40.72% to 50% of the outstanding voting stock, and the Group's jointly controlled entities are not consolidated nor proportionately consolidated under US GAAP and instead accounted for under the equity method. This exclusion does not affect the profit attributable to equity shareholders of the Company or the total equity attributable to the equity shareholders of the Company reconciliations between IFRS and US GAAP.

    Presented below is summarised financial information prepared in accordance with US GAAP of such subsidiaries and jointly controlled entities.


                                                                                         Years ended 31 December
                                                                                            2005              2004
                                                                                    RMB millions      RMB millions
    Revenues                                                                              53,768            28,004
    Profit before taxation                                                                   286             1,373
    Net (loss)/profit                                                                       (204)              969

                                                                                              At 31 December
                                                                                            2005              2004
                                                                                    RMB millions      RMB millions
    Current assets                                                                        12,101             7,084
    Total assets                                                                          64,560            41,213
    Current liabilities                                                                    8,901             7,222
    Total liabilities                                                                     31,727            16,452
    Total equity                                                                          32,833            24,761


    The effect on profit attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:


                                                                        Reference                Years ended 31 December
                                                                         in note          2005            2005            2004
                                                                          above   US$ millions    RMB millions    RMB millions

    Profit attributable to equity shareholders of the Company under IFRS                 5,071          40,920          36,019
    US GAAP adjustments:
       Foreign exchange gains and losses                                   (a)               7              54              60
       Capitalisation of property, plant and equipment                     (b)              --              --              22
       Depreciation on revalued property, plant and equipment              (c)             498           4,016           4,301
       Disposal of property, plant and equipment                           (c)             228           1,838           2,099
       Exchange of assets                                                  (d)               3              23              23
       Depreciation effect of reversal of impairment of long-lived assets  (e)               9              76              29
       Capitalised interest on investments in associates,
          net of amortisation effect                                       (f)              (5)            (40)            205
       Goodwill amortisation for the year                                  (g)              --              --              13
       Deferred tax effect of US GAAP adjustments                                         (221)         (1,786)         (2,277)
       Minority interests                                                  (h)             (61)           (489)           (519)
    Profit attributable to equity shareholders of the Company under US GAAP              5,529          44,612          39,975
    ----------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per share under US GAAP                                 US$0.06         RMB0.51         RMB0.46
    ----------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per ADS under US GAAP*                                  US$6.38        RMB51.45        RMB46.11
    ----------------------------------------------------------------------------------------------------------------------------

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.


    The effect on the total equity attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:


                                                                        Reference                           At 31 December
                                                                         in note           2005            2005            2004
                                                                          above    US$ millions    RMB millions    RMB millions
    Total equity attributable to equity shareholders of the Company under IFRS           27,701          223,556        193,040
--------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
       Foreign exchange gains and losses                                   (a)              (30)            (241)          (295)
--------------------------------------------------------------------------------------------------------------------------------
       Revaluation of property, plant and equipment                        (c)             (228)          (1,838)        (7,692)
       Exchange of assets                                                  (d)              (63)            (509)          (532)
       Reversal of impairment of long-lived assets                         (e)              (57)            (456)          (532)
       Capitalised interest on investments in associates                   (f)               60              486            526
       Goodwill                                                            (g)                5               43             43
       Effect of US GAAP adjustments on deferred tax assets                                 115              921          2,720
       Effect of US GAAP adjustments on deferred tax liabilities                            (17)            (134)          (147)
       Minority interests                                                  (h)               28              230            719
--------------------------------------------------------------------------------------------------------------------------------
    Total equity attributable to equity shareholders of the Company under US GAAP        27,514          222,058        187,850
--------------------------------------------------------------------------------------------------------------------------------

    Note:  United States dollar equivalents

           For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB
           8.0702 being the noon buying rate in New York City on 31 December 2005 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

(E)  SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2005 and 2004, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalised costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted future net cash flows.

Table I: Capitalised costs related to oil and gas producing activities


                                                                                                  2005              2004
                                                                                          RMB millions      RMB millions

Property cost                                                                                       --                --
--------------------------------------------------------------------------------------------------------------------------
Wells and related equipment and facilities                                                     176,785           158,422
Supporting equipment and facilities                                                             12,997            12,324
Uncompleted wells, equipment and facilities                                                     10,884             9,262
--------------------------------------------------------------------------------------------------------------------------
Total capitalised costs                                                                        200,666           180,008
--------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation, depletion, amortisation and impairment allowances                    (87,140)          (79,541)
--------------------------------------------------------------------------------------------------------------------------

Net capitalised costs                                                                          113,526           100,467
--------------------------------------------------------------------------------------------------------------------------

Table II: Cost incurred in exploration and development

                                                                                                  2005              2004
                                                                                          RMB millions      RMB millions
Exploration                                                                                      9,086             8,272
-------------------------------------------------------------------------------------------------------------------------
Development                                                                                     21,192            20,681
-------------------------------------------------------------------------------------------------------------------------
Total cost incurred                                                                             30,278            28,953
-------------------------------------------------------------------------------------------------------------------------

Table III: Results of operations for oil and gas producing activities

                                                                                                  2005              2004
                                                                                          RMB millions      RMB millions
Revenues
-------------------------------------------------------------------------------------------------------------------------
    Sales                                                                                       14,121            11,833
-------------------------------------------------------------------------------------------------------------------------
    Transfers                                                                                   84,423            60,053
-------------------------------------------------------------------------------------------------------------------------
                                                                                                98,544            71,886
-------------------------------------------------------------------------------------------------------------------------
Production costs excluding taxes                                                               (20,982)          (17,182)
Exploration expenses                                                                            (6,411)           (6,396)
Depreciation, depletion, amortisation and impairment provisions                                (10,332)          (11,457)
Taxes other than income tax                                                                     (1,654)           (1,144)
-------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                                        59,165            35,707
-------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                                             (19,525)          (11,783)
-------------------------------------------------------------------------------------------------------------------------
Results of operations from producing activities                                                 39,640            23,924
-------------------------------------------------------------------------------------------------------------------------

The results of operations for producing activities for the years ended 31 December 2005 and 2004 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2005 and 2004 are shown in the following table.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group's estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.


                                                                                2005              2004
Proved developed and undeveloped reserves (oil) (million barrels)
-------------------------------------------------------------------------------------------------------
Beginning of year                                                              3,267             3,257
Revisions of previous estimates                                                   26                23
Improved recovery                                                                142               127
Extensions and discoveries                                                       138               134
Production                                                                      (279)             (274)
End of year                                                                    3,294             3,267
-------------------------------------------------------------------------------------------------------
Proved developed reserves
-------------------------------------------------------------------------------------------------------
Beginning of year                                                              2,808             2,786
-------------------------------------------------------------------------------------------------------

End of year                                                                    2,870             2,808
-------------------------------------------------------------------------------------------------------
Proved developed and undeveloped reserves (gas) (billion cubic feet)
-------------------------------------------------------------------------------------------------------
Beginning of year                                                              3,033             2,888
Revisions of previous estimates                                                  (42)              (95)
Extensions and discoveries                                                       183               447
Production                                                                      (222)             (207)
End of year                                                                    2,952             3,033
-------------------------------------------------------------------------------------------------------
Proved developed reserves
-------------------------------------------------------------------------------------------------------
Beginning of year                                                              1,398             1,249
-------------------------------------------------------------------------------------------------------

End of year                                                                    1,557             1,398
-------------------------------------------------------------------------------------------------------

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2005 and 2004 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.


                                                                                               2005              2004
                                                                                       RMB millions      RMB millions

Future cash flows                                                                         1,401,283         1,003,511
----------------------------------------------------------------------------------------------------------------------
Future production costs                                                                    (440,743)         (350,012)
Future development costs                                                                    (26,994)          (25,577)
Future income tax expenses                                                                 (270,607)         (174,060)
----------------------------------------------------------------------------------------------------------------------
Undiscounted future net cash flows                                                          662,939           453,862
----------------------------------------------------------------------------------------------------------------------
10% annual discount for estimated timing of cash flows                                     (304,893)         (204,183)
----------------------------------------------------------------------------------------------------------------------
Standardised measure of discounted future net cash flows                                    358,046           249,679
----------------------------------------------------------------------------------------------------------------------

Table VI: Changes in the standardised measure of discounted future net cash flows

                                                                                               2005              2004
                                                                                       RMB millions      RMB millions
Sales and transfers of oil and gas produced, net of production costs                        (61,346)          (46,145)
----------------------------------------------------------------------------------------------------------------------
Net changes in prices and production costs                                                  130,221            69,305
Net change due to extensions, discoveries and improved recoveries                            56,131            36,209
Revisions of previous quantity estimates                                                      3,964             2,204
Previously estimated development costs incurred during the year                               8,134             7,148
Accretion of discount                                                                        21,352            16,176
Net change in income taxes                                                                  (50,397)          (22,733)
Others                                                                                          308               213
----------------------------------------------------------------------------------------------------------------------
Net change for the year                                                                     108,367            62,377
----------------------------------------------------------------------------------------------------------------------

CORPORATE INFORMATION



STATUTORY NAME
[GRAPHIC OMITTED]

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
[GRAPHIC OMITTED]

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Chen Tonghai

REGISTERED ADDRESS AND PLACE OF   BUSINESS
6A Huixindong Street
Chaoyang District
Beijing, PRC
Postcode         :         100029
Tel.             :         86-10-64990060
Fax              :         86-10-64990022
Website          :         http://www.sinopec.com.cn
E-mail addresses :         ir@sinopec.com.cn
                           media@sinopec.com.cn

PLACE OF BUSINESS IN HONG KONG
12th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

AUTHORISED REPRESENTATIVES
Mr. Wang Jiming
Mr. Chen Ge

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Chen Ge

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Huang Wensheng
Address    :  6A Huixindong Street
              Chaoyang District
              Beijing, PRC
Postcode   :  100029
Tel.       :  86-10-64990060
Fax        :  86-10-64990022


NEWSPAPERS FOR INFORMATION   DISCLOSURE
Hong Kong Economic Times (Hong Kong)
South China Morning Post (Hong Kong)
  (in English)
China Securities Journal
Shanghai Securities News
Securities Times

INTERNET WEBSITE PUBLISHING ANNUAL REPORT
  DESIGNATED BY THE CHINA SECURITIES REGULATORY COMMISSION http://www.sse.com.cn

LEGAL ADVISORS
People's Republic of China:
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2, Dong San Huan North Road
Chaoyang District
Beijing
PRC
Postcode: 100027

Hong Kong:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street
Central, Hong Kong

United States:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, Tower II, Lippo Centre
89 Queensway
Hong Kong

PRINCIPAL BANKERS
Bank of China
410 Fuchengmenwai Street
Xicheng District
Beijing, PRC

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS
H Shares:
Hong Kong Registrars Limited
Rooms 1712 to 1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
72 Pu Jian Road
Pudong District
Shanghai, PRC

DEPOSITARY FOR ADRs
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
6A Huixindong Street
Chaoyang District
Beijing PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
H Shares:
Hong Kong Stock Exchange
Stock name:  Sinopec Corp
Stock code:  0386

ADRs:
New York Stock Exchange
Stock name:  SINOPEC CORP
Stock code:  SNP

London Stock Exchange
Stock name:  SINOPEC CORP
Stock code:  SNP

A Shares:
Shanghai Stock Exchange
Stock name:  Sinopec Corp
Stock code:  600028

FIRST REGISTRATION DATE OF
  SINOPEC CORP.
25 February 2000

FIRST REGISTRATION PLACE OF
  SINOPEC CORP.
6A Huixindong Street, Chaoyang District,
Beijing, PRC

ENTERPRISE LEGAL BUSINESSES LICENSE REGISTRATION NO.
1000001003298 (10-10)

TAXATION REGISTRATION NO.
Jing Guo Shui Chao Zi 110105710926094

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors : KPMG Huazhen Certified
                    Public Accountants
Address           : 8/F, Office Tower E2
                    Oriental Plaza
                    1 East Chang An Avenue
                    Dong Cheng District
                    Beijing 100738, PRC

Overseas Auditors : KPMG Certified Public
                    Accountants
Address           : 8th Floor
                    Prince's Building
                    Central, Hong Kong

DOCUMENTS FOR INSPECTION


The following documents will be available for inspection during normal business hours after 31 March 2006 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

a)  The original annual report signed by the Chairman and the President;

b) The original audited financial statements and audited consolidated financial statements of Sinopec Corp. for the year ended 31 December 2005, prepared in accordance with IFRS and the PRC Accounting Rules and Regulations and signed by the Chairman, the President, the Chief Financial Officer and the head of the accounting division of Sinopec Corp.;

c) The original auditors' reports in respect of the above financial statements signed by the auditors; and

d) All original copies of the documents and announcements Sinopec Corp. has published in the newspapers stipulated by the CSRC during the reporting period.





By Order of the Board
Chen Tonghai
Chairman

Beijing, PRC, 31 March 2006

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People's Republic of China and the Contents and Formats Standard No.2 Concerning Information Disclosure of Companies Offering Shares to the Public - Contents and Formats of Annual Report (revised 2005) constituted by China Securities Regulatory Commission, as the Board Directors and Senior Management of Sinopec Corp., we have carefully reviewed the 2005 annual report and accounts of Sinopec Corp. and concluded that this annual report truly and objectively represents the Company's business performance in 2005, contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory bodies.

Signatures of the Directors and Senior Management

/s/ Chen Tonghai           /s/ Wang Jiming             /s/ Mou Shuling
Chen Tonghai               Wang Jiming                 Mou Shuling


/s/ Zhang Jiaren           /s/ Cao Xianghong           /s/ Liu Genyuan
Zhang Jiaren               Cao Xianghong               Liu Genyuan


/s/ Gao Jian                /s/ Fan Yifei              /s/ Chen Qingtai
Gao Jian                    Fan Yifei                  Chen Qingtai


/s/ Ho Tsu Kwok, Charles    /s/ Shi Wanpeng            /s/ Zhang Youcai
Ho Tsu Kwok, Charles        Shi Wanpeng                Zhang Youcai


/s/ Cao Yaofeng             /s/ Wang Tianpu            /s/ Zhang Jianhua
Cao Yaofeng                 Wang Tianpu                Zhang Jianhua


/s/ Wang Zhigang            /s/ Cai Xiyou              /s/ Dai Houliang
Wang Zhigang                Cai Xiyou                  Dai Houliang

/s/ Zhang Haichao           /s/ Chen Ge
Zhang Haichao               Chen Ge


March 31, 2006

This annual report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.